
10012913

FLEXTRONICS

2010

Dear Fellow Shareholders:


JUN 17 2010

Fiscal 2010 marked Flextronics' climb back to growth. After having weathered the most severe global economic recession since the Great Depression and the unprecedented decline in three of the Company's largest customers, we have regrouped, refocused, and rebuilt in order to be stronger than ever for our exciting journey ahead.

At the end of fiscal 2009, and with the global economic recession reaching its peak, Flextronics' strategy to refocus and rebuild kicked into high gear with the aim of emerging from the downturn as a healthier, leaner, and financially stronger company built for future growth and profitability. Our efforts were primarily focused on three areas: 1) quickly and efficiently adjusting our operating scale in order to return to normalized profit levels, 2) significantly strengthening our balance sheet, and 3) further diversifying our customer base and market segments intelligently and strategically to facilitate our climb back to profitable growth.

Quickly and efficiently adjusting our operating scale

As the global recession was just setting in, we immediately undertook measures to adjust our operating scale by recalibrating our global headcount and targeting operating cost inefficiencies. These activities required difficult decisions, but have produced solid results as our adjusted operating margin increased throughout fiscal 2010 driven by our stringent cost controls. We are currently realizing our targeted annualized savings of approximately $240 million from our operational realignments which is within our previously expected range. Our focus on discretionary spending control also resulted in a healthy 20% reduction in our selling, general and administrative expenses year over year. Our operations are definitely leaner and more efficient today than at any point in our company's history. However, our operating scale was not the only area of our company that underwent optimization. We also meaningfully solidified our balance sheet and ended fiscal 2010 with our strongest balance sheet ever.

Significantly strengthened our balance sheet

Through very focused and deliberate efforts, we took important steps to use our strong operating cash flow and free cash flow generation to deleverage and fortify our balance sheet and position us for sustainable profitable growth. During fiscal 2010 we generated $800 million in cash flow from operations and over $600 million in free cash flow. This performance, in addition to our strong fiscal 2009 cash flow and free cash flow performance, was the catalyst in helping us reduce our net debt by approximately $800 million versus a year ago. Meanwhile, despite all our debt reduction we still increased our cash balance by $100 million during fiscal 2010 to end at a very healthy level of $1.9 billion. Our efforts were recognized by both Moody's and S&P during the year as each raised their outlook on Flextronics to Stable from Negative and affirmed our debt ratings. Our ability to significantly reshape our balance sheet while still growing our cash balance was driven from our industry leading cash conversion cycle (CCC). Our CCC days ended the year at 11, half of the 22 days they ran at one year ago. This large year over year improvement has a direct and positive impact on our balance sheet, our cash flows, and our ability to internally finance our growth. Essentially, Flextronics is able to convert raw material inventory into shipments and then customer payments in less than two weeks! This is something that very few companies are able to say.

Customer and segment diversification

The global economic recession required us to revisit how we structure our business and reevaluate the types of customers we align with and the characteristics of the programs we engage in. We have accelerated our deliberate and consistent strategy to achieve product, customer and segment diversification, which we believe strengthens our platform for growth. As the economic climate worsened in late fiscal 2009, it became imperative for us to diversify our customer base much more aggressively towards the emerging OEMs that were gaining market share and more importantly looking to outsource a much larger portion of their supply chains as they expanded their brands globally. Flextronics, with nine large industrial park campuses strategically positioned throughout the world, was uniquely positioned to attract these types of OEM customers. Looking back on fiscal 2010 I'm proud of the job we did as a company to grow our business with the likes of Research in Motion (RIM), Huawei, and Lenovo all of which experienced significant growth in fiscal 2010 and are poised to remain top-ten customers for Flextronics in the year ahead. From a segment diversification perspective, we continue to look for avenues in which to grow our non-traditional EMS businesses such as Medical, Automotive, Clean Tech, and Industrial. During fiscal 2010 we had very good success with all four of these areas which we fully expect to continue in fiscal 2011 with solid double-digit growth. In addition, our entry in the ODM computing market will also provide a diversification benefit over the long-term. Furthermore, with the addition of this market segment, we are now participating in every major segment of the marketplace and have access to a huge potential market which will enable strong growth for many years to come.

Returning Flextronics to profitable growth

All the fine-tuning we did in the business during fiscal 2010 was truly with one overarching goal in mind: facilitating Flextronics' climb back to profitable growth. To that end, new business wins that we booked leading into fiscal 2010 began to bear fruit early and were enough to offset lingering recessionary pressures and spur sequential sales growth beginning from Q1 fiscal 2010. The growth of new customer programs, improving existing customer forecasts, and cost reduction efforts continued sequentially into Q2 and Q3, at which point our annualized sales rate had been lifted $4 billion and our adjusted operating margin had more than tripled from a recession low of 0.9% to 2.9% in the short-span of just nine months. Our recent in Q4 ending March 2010 showed only a 9% sequential decline in sales, better than our typical historical March quarter seasonal decline of roughly 15%. More importantly, the March quarter marked Flextronics' return to year over year growth after a six quarter absence. We are now confident that our year over year growth will continue throughout fiscal 2011.

Sustainable growth ahead...

Our fiscal 2011 has only just begun, yet we feel confident it's shaping up to be a successful year for Flextronics in terms of growth, improved profitability, and further establishing ourselves as the world-wide market leader in many of our chosen market segments. We expect these trends to continue through fiscal 2011 driven by an improving economy and new business wins booked primarily during the past fiscal year. In fact, we believe every single one of our market segments and business units is poised to deliver year over year growth, with the majority poised for double-digit growth.

...is broad and diversified...

For example, our Medical segment booked approximately $450 million in new program wins over the past year including one of the largest medical instrumentation programs ever outsourced. Our Medical segment's desirable low-cost geographic footprint combined with its strong design capabilities are key drivers of its growth and could propel the segment above $1 billion in sales in fiscal 2011 and establish it as the clear market share leader within Medical. Both our industry leading Infrastructure and Industrial (includes Automotive) segments continue to have tremendous success with both new and existing customers. As a result, we could see close to $1 billion and $750 million in incremental growth during fiscal 2011 respectively. In addition, our Clean Tech business which we classify within our Industrial segment began to come into its own during fiscal 2010. We announced the establishment of our Clean Tech super site in PTP Malaysia during March 2010 with one million square feet of dedicated Clean Tech capacity. In addition, we had four Clean Tech wins announced in short succession beginning with SolarEdge, then Q-Cells, Enphase, and Sunpower. Overall, we see the Clean Tech industry embracing the outsourcing strategy in its growth and development. We believe that we have the best Clean Tech supply chain solutions in the marketplace and that over-time we will benefit tremendously as the segment grows and matures. Our Computing segment will see strong fiscal 2011 growth led by our ODM initiatives that I mentioned last year. We reached $1 billion in ODM related sales in fiscal 2010 and expect to double that in fiscal 2011. Our Consumer Digital and Mobile segments are both positioned for solid year over year growth in fiscal 2011 as we expand existing customer relationships and add new ones. Lastly, we expect our components business units to grow in excess of 30% year over year in aggregate. This is particularly encouraging because these businesses have the capacity to carry higher normalized operating margins than our corporate average and should benefit EPS as we move throughout fiscal 2011.

...and should lead to improving profitability

This strong expected growth in fiscal 2011 should lead to improving EPS and margins. The key drivers to the expected margin expansion in fiscal 2011 include: 1) an improving components business which carries higher margins than our corporate average, 2) higher sales volumes which should help absorb fixed costs, and 3) the continued expansion of our non-traditional EMS business which includes Medical, Industrial, Clean Tech, and Automotive.

As I conclude I'd like to thank every single one of approximately 200,000 permanent and temporary employees. It is your hard-work and dedication that have made our climb back to growth possible and it is your focus and determination that will ensure we build on the positive momentum of fiscal 2010 as we move forward on our exciting journey together.

Sincerely,



Mike McNamara
Chief Executive Officer

(This page intentionally left blank)

FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

To Our Shareholders:

On July 23, 2010, we will hold two general meetings of our shareholders at our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A. Our 2010 annual general meeting of shareholders will begin at 10:00 a.m., California time. We will also hold an extraordinary general meeting of shareholders at 11:00 a.m., California time, or immediately following the conclusion or adjournment of our 2010 annual general meeting.

The matters to be voted upon at each meeting are listed in the notices that follow this letter and are described in more detail in the accompanying joint proxy statement. We urge you to read the entire joint proxy statement carefully before returning your proxy cards. Part I of the accompanying joint proxy statement provides general information about the meetings, Part II describes the proposals to be voted upon at the 2010 annual general meeting of shareholders and related information, Part III describes the proposal to be voted upon at the extraordinary general meeting of shareholders, and Part IV provides additional information, including information about our executive officers and their compensation.

IMPORTANT NOTE REGARDING PROXY CARDS: If you are a registered shareholder, you will receive at least two proxy cards – one for the 2010 annual general meeting and one for the extraordinary general meeting. It is very important that you return all proxy cards to ensure that your vote is represented at the relevant meetings. Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy cards and return them in the enclosed envelope as promptly as possible, so that your shares may be represented at the relevant meetings and voted in accordance with your wishes.

You may revoke your proxies at any time prior to the time they are voted. Shareholders who are present at the meetings may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Sincerely,



Bernard Liew Jin Yang

Company Secretary

Singapore

June 7, 2010

FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 23, 2010

To our shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the annual general meeting of shareholders of FLEXTRONICS INTERNATIONAL LTD. ("Flextronics" or the "Company"), which will be held at our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A., at 10:00 a.m., California time, on July 23, 2010, for the following purposes:

- To re-elect the following directors: Mr. H. Raymond Bingham and Dr. Willy C. Shih. (*Proposal 1*);
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2011 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix their remuneration (*Proposal 2*);
- To approve a general authorization for the Directors of Flextronics to allot and issue ordinary shares (*Proposal 3*); and
- To approve the adoption of the Flextronics International Ltd. 2010 Equity Incentive Plan (*Proposal 4*).

The full text of the resolutions proposed for approval by our shareholders is as follows:

As Ordinary Business

1. To re-elect each of the following directors, who will retire by rotation pursuant to Article 95 of our Articles of Association, to the Board of Directors:

(a) Mr. H. Raymond Bingham; and

(b) Dr. Willy C. Shih.

2. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2011, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix their remuneration.

As Special Business

3. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Singapore Companies Act, Cap. 50, but subject otherwise to the provisions of the Singapore Companies Act, Cap. 50 and our Articles of Association, authority be and is hereby given to our Directors to:

(a) (i) allot and issue ordinary shares in our capital; and/or

(ii) make or grant offers, agreements or options that might or would require ordinary shares in our capital to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into ordinary shares in our capital), at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in our Articles of Association; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue ordinary shares in our capital in pursuance of any offer, agreement or option made or granted by our Directors while this resolution was in force,

and that such authority shall continue in force until the conclusion of our next annual general meeting or the expiration of the period within which our next annual general meeting is required by law to be held, whichever is the earlier."

4. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, approval be and is hereby given for:

the adoption of a new equity incentive plan to be known as the "Flextronics International Ltd. 2010 Equity Incentive Plan," which we refer to as the 2010 Plan, a summary of which is set out in the attached joint proxy statement and the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, and that our Directors be and are hereby authorized to:

(a) establish and administer the 2010 Plan;

(b) modify and/or alter the 2010 Plan from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the 2010 Plan, and to do all such acts and to enter into all such transactions, agreements and arrangements as may be necessary or expedient in order to give full effect to the 2010 Plan; and

(c) offer and/or grant options, restricted share units, stock appreciation rights, performance share awards, performance share units and any other share-based awards under the 2010 Plan, all in accordance with the provisions of the 2010 Plan and to allot and issue from time to time such number of ordinary shares in our capital as may be required to be allotted and issued pursuant to the (i) exercise of options and/or stock appreciation rights; and (ii) vesting of restricted share units, performance share awards, performance share units and/or such other share-based awards under the 2010 Plan, all pursuant to the 2010 Plan.

5. To transact any other business which may properly be put before the annual general meeting.

Notes

Singapore Financial Statements. At the 2010 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited accounts for the fiscal year ended March 31, 2010, together with the reports of the directors and auditors thereon, in compliance with Singapore law. Shareholder approval of our audited accounts is not being sought by this joint proxy statement and will not be sought at the 2010 annual general meeting.

Eligibility to Vote at Annual General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business on May 24, 2010 as the record date for determining those shareholders of the company who will be entitled to receive copies of this notice and accompanying joint proxy statement. However, all shareholders of record on July 23, 2010, the date of the 2010 annual general meeting, will be entitled to vote at the 2010 annual general meeting.

Quorum. Representation of at least 33⅓% of all outstanding ordinary shares of the company is required to constitute a quorum. Accordingly, it is important that your shares be represented at the 2010 annual general meeting.

Proxies. A shareholder entitled to attend and vote at the 2010 annual general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder. **Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed envelope.** A proxy card must be received by Flextronics International Ltd., c/o Proxy Services, c/o Computershare Investor Services, PO Box 43101, Providence, RI 02940-5067 not less than 48 hours before the time appointed for holding the 2010 annual general meeting. You may revoke your proxy at any time prior to the time it is voted. Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Availability of Proxy Materials on the Internet. We are pleased to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to some or all of their shareholders on the Internet. In accordance with Singapore law, our registered shareholders (shareholders who own our ordinary shares in their own name through our transfer agent, Computershare Investor Services, LLP) will not be able to vote their shares over the Internet, but we will be providing this service to our beneficial holders (shareholders whose ordinary shares are held by a brokerage firm, a bank or a nominee). We believe these rules will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual general meeting of shareholders.

By order of the Board of Directors,



Bernard Liew Jin Yang

Company Secretary

Singapore

June 7, 2010

FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on July 23, 2010

To our shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of an extraordinary general meeting of shareholders of FLEXTRONICS INTERNATIONAL LTD. ("Flextronics" or the "Company"), which will be held at our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A., on July 23, 2010 at 11:00 a.m., California time, or immediately following the conclusion or adjournment of our 2010 annual general meeting of shareholders (which is being held at 10:00 a.m., California time on the same day and at the same place). The extraordinary general meeting of shareholders is being held for the purpose of approving a renewal of the Share Purchase Mandate permitting Flextronics to purchase or otherwise acquire its own issued ordinary shares.

We are asking our shareholders to approve this renewal of the Share Purchase Mandate at the extraordinary general meeting in order to provide the Company with additional flexibility in the number of shares that it may repurchase pursuant to the Share Purchase Mandate.

In accordance with the provisions of the Singapore Companies Act, Cap. 50, the Share Purchase Mandate generally permits us to purchase up to an aggregate of 10% of our ordinary shares, calculated based on the greater of the total number of issued ordinary shares outstanding as of (x) the date of our last annual general meeting of shareholders and (y) the date on which the Share Purchase Mandate renewal is approved. All shares purchased by us following the date of our last annual general meeting of shareholders (that is, the annual general meeting that *precedes* the meeting at which the mandate is renewed) are subject to this 10% limitation. For example, if we sought approval for the renewal of the Share Purchase Mandate at our 2010 annual general meeting of shareholders, we would have to reduce the number of new shares that we could repurchase by the number of shares purchased by us at any time after the date of our *2009* annual general meeting. By holding an extraordinary general meeting after our 2010 annual general meeting for the purpose of approving the renewal of the Share Purchase Mandate, the applicable date of our last annual general meeting of shareholders will be the date of the 2010 annual general meeting (rather than the date of the 2009 annual general meeting) and we will not need to reduce the number of shares that we can repurchase by any shares repurchased between the 2009 and 2010 annual general meetings. For additional information on this proposal, please refer to the joint proxy statement accompanying this notice.

The full text of the resolution proposed for approval by our shareholders is as follows:

1. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Singapore Companies Act, Cap. 50, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company, not exceeding in aggregate the number of issued ordinary shares representing 10% (or such other higher percentage as the Minister may by notification prescribe pursuant to the Singapore Companies Act) of the total number of issued Ordinary Shares outstanding as of the date of the passing of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date), at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i) market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted; and/or

(ii) off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Singapore Companies Act, Cap. 50,

and otherwise in accordance with all other laws and regulations and rules of the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which our next annual general meeting is held; or

(ii) the date by which our next annual general meeting is required by law to be held;

(c) the maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses) which may be paid for an ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, shall not exceed:

(i) in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, 150% of the Prior Day Close Price, which means the closing price of our ordinary shares as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) our Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

2. To transact any other business which may properly be put before the extraordinary general meeting.

Notes

Eligibility to Vote at Extraordinary General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business on May 24, 2010 as the record date for determining those shareholders of the company who will be entitled to receive copies of this notice and accompanying joint proxy statement. However, all shareholders of record on July 23, 2010, the date of the extraordinary general meeting, will be entitled to vote at the extraordinary general meeting.

Quorum. Representation of at least 33⅓% of all outstanding ordinary shares of the company is required to constitute a quorum. Accordingly, it is important that your shares be represented at the extraordinary general meeting.

Proxies. A shareholder entitled to attend and vote at the extraordinary general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder. **Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed envelope.** A proxy card must be received by Flextronics International Ltd., c/o Proxy Services, c/o Computershare Investor Services, PO Box 43101, Providence, RI 02940-5067 not less than 48 hours before the time appointed for holding the extraordinary general meeting. You may revoke your proxy at any time prior to the time it is voted. Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Availability of Proxy Materials on the Internet. We are pleased to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to some or all of their shareholders on the Internet. In accordance with Singapore law, our registered shareholders (shareholders who own our ordinary shares in their own name through our transfer agent, Computershare Investor Services, LLP) will not be able to vote their shares over the Internet, but we will be providing this service to our beneficial holders (shareholders whose ordinary shares are held by a brokerage firm, a bank or a nominee). We believe these rules will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our extraordinary general meeting of shareholders.

Disclosure Regarding Share Purchase Mandate Funds. Only funds legally available for purchasing or acquiring our issued ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore will be used for the purchase or acquisition by us of our own issued ordinary shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in this notice. We intend to use our internal sources of funds and/or borrowed funds to finance the purchase or acquisition of our issued ordinary shares. The amount of financing required for us to purchase or acquire our issued ordinary shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on the number of ordinary shares purchased or acquired and the price at which such ordinary shares are purchased or acquired and whether the ordinary shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the company and its subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated results of operations, financial condition and cash flows.

By order of the Board of Directors,



Bernard Liew Jin Yang
Company Secretary
Singapore
June 7, 2010

You should read this entire joint proxy statement carefully prior to returning your proxy cards.

Important Notice Regarding the Availability of Proxy Materials for the 2010 Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders to Be Held on July 23, 2010. The accompanying joint proxy statement and our annual report to shareholders are available on our website at *www.flextronics.com/secfilings.*

Table of Contents

ELECTRONIC DELIVERY OF OUR SHAREHOLDER COMMUNICATIONS

We strongly encourage our shareholders to conserve natural resources, as well as significantly reduce our printing and mailing costs, **by signing up to receive your shareholder communications via e-mail.** With electronic delivery, we will notify you when the annual report and the proxy statement are available on the Internet. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To sign up for electronic delivery:

1. If you are a registered holder (that is, you hold your Flextronics ordinary shares in your own name through our transfer agent, Computershare Investor Services, LLC), visit: *www.computershare.com/us/ecomms* to enroll. Under Option 2, select Flextronics from the drop-down box of companies, then enter your account number and zip code (or family/last name if outside the United States).
2. If you are a beneficial holder (that is, your shares are held by a brokerage firm, a bank or a nominee), the voting instruction form provided by most banks or brokers will contain instructions for enrolling in electronic delivery.

Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please call our Investor Relations department at (408) 576-7722.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

We have elected to provide access to our proxy materials to (i) our registered shareholders by mailing them a full set of proxy materials, including a proxy card, unless the shareholder previously consented to electronic delivery, and (ii) our beneficial holders by notifying them of the availability of our proxy materials on the Internet. For beneficial holders, instructions on how to request a printed copy of our proxy materials may be found in the Notice of Availability of Proxy Materials on the Internet.

FLEXTRONICS INTERNATIONAL LTD.

JOINT PROXY STATEMENT

FOR THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 23, 2010
10:00 a.m. (California Time)

AND AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 23, 2010
11:00 a.m. (California Time)
(or immediately following the conclusion or adjournment of the 2010 Annual General Meeting)

Both meetings to be held at our U.S. corporate offices
847 Gibraltar Drive
Milpitas, California, 95035, U.S.A.

PART I - INFORMATION ABOUT THE MEETINGS

We are furnishing this joint proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at the 2010 annual general meeting of our shareholders and an extraordinary general meeting of our shareholders, or at any adjournments thereof, for the purposes set forth in the notices of annual general meeting and extraordinary general meeting that accompany this joint proxy statement. Unless the context requires otherwise, references in this joint proxy statement to "the company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Proxy Mailing. This joint proxy statement and the enclosed proxy cards were first mailed on or about June 9, 2010 to shareholders of record as of May 24, 2010.

Costs of Solicitation. The entire cost of soliciting proxies will be borne by us. Following the original mailing of the proxies and other soliciting materials, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person. These directors, officers and employees will not receive additional compensation for those activities, but they may be reimbursed for any reasonable out-of-pocket expenses. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our ordinary shares forward copies of the proxy and other soliciting materials to persons for whom they hold ordinary shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses if they ask that we do so. We have retained Georgeson Inc., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $7,500, plus reimbursement of reasonable expenses.

Registered Office. The mailing address of our registered office is No. 2 Changi South Lane, Singapore 486123.

VOTING RIGHTS AND SOLICITATION OF PROXIES

The close of business on May 24, 2010 is the record date for shareholders entitled to notice of our 2010 annual general meeting and the extraordinary general meeting. All of the ordinary shares issued and outstanding on July 23, 2010, the date of both the annual general meeting and the extraordinary general meeting, are entitled to be voted at each of the annual general meeting and the extraordinary general meeting, and shareholders of record on July 23, 2010 and entitled to vote at each such meeting will, on a poll, have one vote for each ordinary share so held on the matters to be voted upon. As of June 3, 2010, we had 814,743,189 ordinary shares issued and outstanding.

Proxies. Ordinary shares represented by proxies in the forms accompanying this joint proxy statement that are properly executed and returned to us will be voted at the 2010 annual general meeting and the extraordinary general meeting, as applicable, in accordance with our shareholders' instructions.

If your ordinary shares are held through a broker, bank, or other nominee, which is sometimes referred to as holding shares in "street name", you have the right to instruct your broker, bank or other nominee on how to vote the shares in your account. Your broker, bank or nominee will send you a voting instruction form for you to use to direct how your shares should be voted.

Quorum and Required Vote. Representation at each of the annual general meeting and the extraordinary general meeting of at least 33⅓% of all of our issued and outstanding ordinary shares is required to constitute a quorum to transact business at each meeting.

The affirmative vote by a show of hands of at least a majority of the shareholders present and voting, or, if a poll is demanded by the chair or by holders of at least 10% of the total number of our paid-up shares in accordance with our Articles of Association, a simple majority of the shares voting, is required (i) at the 2010 annual general meeting, to re-elect the directors nominated pursuant to Proposal No. 1, to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal No. 2 and to approve the ordinary resolutions contained in Proposals Nos. 3 and 4 and (ii) at the extraordinary general meeting, to approve the ordinary resolution to approve the renewal of the Share Purchase Mandate. Consistent with the company's historical practice, the chair of each of the 2010 annual general meeting and the extraordinary general meeting will demand a poll in order to enable the ordinary shares represented in person or by proxy to be counted for voting purposes.

Abstentions and Broker Non-Votes. Abstentions and "broker non-votes" are considered present and entitled to vote at each of the 2010 annual general meeting and the extraordinary general meeting for purposes of determining a quorum. A "broker non-vote" occurs when a broker, bank or other nominee who holds shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary power to vote on that particular proposal and has not received directions from the beneficial owner. If a broker, bank or other nominee indicates on the proxy card that it does not have discretionary authority to vote as to a particular matter, those shares, along with any abstentions, will not be counted in the tabulation of the votes cast on the proposal being presented to shareholders.

If you are a beneficial owner, your broker has authority to vote your shares for or against certain "routine" matters, such as the re-appointment of our independent auditors, even if the broker does not receive voting instructions from you. Your broker, however, does not have the discretion to vote your shares on any other proposals included in this joint proxy statement without receiving voting instructions from you. **It is very important that you instruct your broker or nominee how to vote on these proposals.** If you do not complete the voting instructions, your shares will not be considered in the election of directors, the approval of the 2010 Equity Incentive Plan, or any other proposal included in this joint proxy statement (other than the re-appointment of our independent auditors).

If you are a registered shareholder, in the absence of contrary instructions, shares represented by proxies submitted by you will be voted at the 2010 annual general meeting "FOR" the Board nominees in Proposal No. 1 and "FOR" Proposals Nos. 2 through 4, and at the extraordinary general meeting, "FOR" the proposal to approve the Share Purchase Mandate. Our management does not know of any matters to be presented at the 2010 annual general meeting or the extraordinary general meeting other than those set forth in this joint proxy statement and in the notices accompanying this joint proxy statement. If other matters should properly be put before either of the meetings, the proxy holders will vote on such matters in accordance with their best judgment.

Any shareholder of record has the right to revoke his or her proxy at any time prior to voting at the 2010 annual general meeting or the extraordinary general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

If you are a beneficial holder who holds your ordinary shares through a broker, bank or other nominee and you wish to change or revoke your voting instructions, you will need to contact the broker, bank or other nominee of your shares and follow their instructions. If you are a beneficial holder and not the shareholder of record, you may not vote your shares in person at the 2010 annual general meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares.

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are included with the annual report which will be delivered to our shareholders prior to the date of the 2010 annual general meeting. Except as otherwise stated herein, all monetary amounts in this joint proxy statement have been presented in U.S. dollars.

PART II – PROPOSALS TO BE CONSIDERED AT THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

PROPOSAL NO. 1: RE-ELECTION OF DIRECTORS

Article 95 of our Articles of Association requires that at each annual general meeting one-third of the directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the directors), are required to retire from office. The directors required to retire in each year are those who have been in office the longest since their last re-election or appointment. As between persons who became or were last re-elected directors on the same day, those required to retire are (unless they otherwise agree among themselves) determined by lot. Under Article 91 of our Articles of Association, any director holding office as a Chief Executive Officer shall not be subject to retirement by rotation, unless the Board of Directors determines otherwise, or be taken into account in determining the number of directors required to retire by rotation. Retiring directors are eligible for re-election. H. Raymond Bingham and Willy C. Shih, Ph.D., are the members of our Board of Directors who will retire by rotation at our 2010 annual general meeting. Mr. Bingham and Dr. Shih are eligible for re-election and have been nominated to stand for re-election at the 2010 annual general meeting. If Mr. Bingham or Dr. Shih fails to receive the affirmative vote of a majority of the shares present and voting on the resolution to approve his re-election (that is, if the number of shares voted "for" the director nominee does not exceed the number of votes cast "against" that nominee), he will not be re-elected to the Board and the number of incumbent Directors comprising the Board of Directors will be reduced accordingly.

The Singapore Companies Act, Cap. 50, which we refer to as the Companies Act, requires that we must have at all times at least one director ordinarily resident in Singapore. Mr. Tan, the only member of our board of directors who is ordinarily resident in Singapore, was last re-elected to the Board at the 2009 annual general meeting and is not up for re-election at the 2010 annual general meeting.

The proxy holders intend to vote all proxies received by them in the accompanying form for the nominees for directors listed below. In the event that any nominee is unable or declines to serve as a director at the time of the 2010 annual general meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors of the company, in accordance with Article 100 of our Articles of Association, to fill the vacancy.

As of the date of this joint proxy statement, our Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.

Qualifications of Directors and Nominees

Headquartered in Singapore, we are a leading international Electronics Manufacturing Services (EMS) provider focused on delivering complete design, engineering and manufacturing services to automotive, computing, consumer, industrial, infrastructure, medical and mobile original equipment manufacturers. We help customers design, build, ship, and service electronics products through a network of facilities in 30 countries on four continents. This global presence provides design and engineering solutions that are combined with core electronics manufacturing and logistics services, and vertically integrated with components technologies, to optimize customer operations by lowering costs and reducing time to market.

Our Nominating and Corporate Governance Committee is responsible for assessing the composition and performance of the Board of Directors and Committees of the Board of Directors and for recruiting, evaluating and recommending candidates to be presented for appointment or election to serve as members of the Board of Directors. In evaluating our Board of Directors, our Nominating and Corporate Governance Committee has considered that our directors, including our nominees for election as directors, have experience as officers, directors and private equity investors of large, complex technology companies. In these positions, they have also gained experience in core management skills that are important to their service on our Board of Directors, such as international business, supply chain management, strategic and financial planning, compliance, risk management, intellectual property matters and leadership development. Our directors also have experience serving on the boards of directors and board committees of other public companies, which provides them with an understanding of current corporate governance practices and trends and executive compensation matters. Our Nominating and Corporate Governance Committee also believes that our directors have other key attributes that are important to an effective board, including the highest professional and personal ethics and values, a broad diversity of business experience and expertise, an understanding of our business and industry, a high level of education, broad-based business acumen, and the ability to think strategically.

In addition to the qualifications described above, the Nominating and Corporate Governance Committee also considered the specific experience described in the biographical details that follow in determining whether each individual nominee or director should serve on our Board of Directors.

Nominees to our Board of Directors

H. Raymond Bingham (age 64) — Mr. Bingham has served as our Chairman of the Board since January 2008 and as a member of our Board of Directors since October 2005. He is an Advisory Director of General Atlantic LLC, a global private equity firm, and from 2006 to 2010 was a Managing Director of General Atlantic. Previously, Mr. Bingham served in various positions with Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from 1997 through 2005, most recently as its Executive Chairman from May 2004 to July 2005, director from November 1997 to April 2004, President and Chief Executive Officer from April 1999 to May 2004, and Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves on the boards of STMicroelectronics and Oracle Corporation. Mr. Bingham was named a 2009 Outstanding Director by the Outstanding Director Exchange, a division of the Financial Times; and Mr. Bingham also serves as a director of the Silicon Valley Education Foundation and as a board member of the National Parks Conservation Association.

Mr. Bingham's distinguished career and his extensive executive leadership experience, serving as a chief executive officer, chief financial officer and director of large international corporations, provides the Board with the critical perspective of someone familiar with all facets of an international enterprise.

Willy C. Shih, Ph.D. (age 59) — Dr. Shih has served as a member of our Board of Directors since January 2008. Dr. Shih is currently a Professor of Management Practice at the Harvard Business School, a position he has held since January 2007. Dr. Shih's broad industry career experience includes significant accomplishments for globally-recognized organizations such as Kodak, IBM, Silicon Graphics and Thomson. From August 2005 to September 2006, Dr. Shih served as Executive Vice President of Thomson, a provider of digital video technologies. He was an intellectual property consultant from February to August 2005, and from 1997 to 2005 served as Senior Vice President of Eastman Kodak Company. Dr. Shih holds a Ph.D. in

Chemistry from the University of California, Berkeley and S.B. degrees in Chemistry and Life Sciences from the Massachusetts Institute of Technology. Dr. Shih also serves on the board of directors of Atheros Communications, Inc.

Dr. Shih's broad experience in the technology industry and with international corporations, as well as his current role at a premier educational institution, provide the Board with key perspectives relating to the Company's operations and ongoing initiatives. In addition, Dr. Shih's experience in teaching and consulting provide him with significant insight into strategic alternatives that are available to technology companies.

Directors Not Standing for Re-election

James A. Davidson (age 51) — Mr. Davidson has served as a member of our Board of Directors since March 2003. He is a Co-founder and Co-Chief Executive of Silver Lake, a private equity investment firm. Mr. Davidson also serves on the board of Avago Technologies Limited, a public company that specializes in analog, mixed-signal and optoelectronic components and subsystems, as well as a number of private companies. From 1990 to 1998, he was an investment banker with Hambrecht & Quist, most recently serving as Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was a corporate and securities lawyer with Pillsbury, Madison & Sutro.

Mr. Davidson's depth of experience in financial and investment matters and his familiarity with a broad range of companies in the technology, technology-enabled, and related growth industries, as well as his legal background and expertise, enable him to provide invaluable experience to the Board in these areas.

Robert L. Edwards (age 54) — Mr. Edwards has served as a member of our Board of Directors since October 2008. Mr. Edwards, executive vice president and chief financial officer of Safeway Inc., was appointed to his current position in March 2004, and previously was executive vice president and chief financial officer of Maxtor Corporation from September 2003 to March 2004. Prior to joining Maxtor, Mr. Edwards was an officer at Imation Corporation, a developer, manufacturer and supplier of magnetic and optical data storage media, where he held the position of senior vice president, chief financial officer and chief administrative officer from 1998 to 2003. Before joining Imation, Mr. Edwards had a successful 20-year career at Santa Fe Pacific Corporation, and held positions of increasing responsibility in the areas of finance, administration and corporate development.

Mr. Edwards's expertise in financial and accounting matters provides a critical skill-set and perspective in the diverse issues facing an international enterprise, most importantly in the areas relating to financial matters. Mr. Edwards also brings seasoned and diverse leadership in the storage and memory technologies sectors.

Michael M. McNamara (age 53) — Mr. McNamara has served as a member of our Board of Directors since October 2005, and as our Chief Executive Officer, since January 1, 2006. Prior to his appointment as Chief Executive Officer, Mr. McNamara served as our Chief Operating Officer from January 2002 through January 2006, as President, Americas Operations from April 1997 to December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara also serves on the boards of MEMC Electronic Materials, Inc. and Delphi Automotive LLP, and is on the Advisory Board of Tsinghua University School of Economics and Management.

Mr. McNamara's long service with the company, extensive leadership and management experience in international operations and his service on other public company boards provide invaluable perspective to the Board. In addition, as the only management representative on our Board, Mr. McNamara provides management perspective in Board discussions about the business and strategic direction of our company.

Daniel H. Schulman (age 52) — Mr. Schulman has served as a member of our Board of Directors since June 2009. Since November 2009, Mr. Schulman has served as the President of Sprint's Prepaid Group. Prior to that, he was Chief Executive Officer and Director for Virgin Mobile USA, a wireless service provider, which he joined in 2001. Mr. Schulman also served as the Chief Executive Officer of Priceline.com from June 1999 to May 2001. Prior to joining Priceline, Mr. Schulman served more than 18 years at AT&T. Mr. Schulman is a member of the board of directors of Symantec Corporation and the chair of its compensation committee and also is a director of The Telx Group, Inc. Mr. Schulman also serves on the board of governors of Rutgers University, is a board member of Autism Speaks, and serves on the advisory committee for Greycroft Partners. He is also a member of the Compensation Chair Leadership Network, an organization comprised of twenty leading Fortune 1,000 Compensation Chairs that considers best practices in public company compensation practices.

Mr. Schulman has extensive senior management experience as both a chief executive officer and director, and he possesses the knowledge and expertise necessary to contribute an important viewpoint on a wide variety of governance and operational issues. Mr. Schulman's experience in the wireless and telecommunications sectors is particularly valuable to us as we continually enhance the competitive positioning of our segment offerings, such as those in infrastructure and mobile.

Lip-Bu Tan (age 50) — Mr. Tan has served as a member of our Board of Directors since April 2003. Mr. Tan serves as President, Chief Executive Officer and a director of Cadence Design Systems, Inc. In 1987, he founded and since that time has served as Chairman of Walden International, a venture capital fund. He also serves on the boards of Semiconductor Manufacturing International Corporation and SINA Corporation, and on the board of directors of both the Electronic Design Automation Consortium (EDAC) and the Global Semiconductor Association (GSA).

Mr. Tan's extensive senior management, investment and director experiences provide key perspectives to the Board on a wide range of issues. In particular, as the founder and Chairman of an international venture capital firm and a director of a number of technology companies, Mr. Tan has extensive experience in the electronic design and semiconductor industries, as well as international operations and corporate governance expertise.

William D. Watkins (age 57) — Mr. Watkins has served as a member of our Board of Directors since April 2009. Mr. Watkins was appointed Chief Executive Officer of Bridgelux, Inc., a US-based developer and manufacturer of solid state lighting and light-emitting diode (LED) technologies, in January 2010. He previously served as Seagate Technology's Chief Executive Officer from 2004 through January 2009, and previously served as Seagate's President and Chief Operating Officer from 2000 until 2004. During that time, he was responsible for Seagate's hard disc drive operations, including recording heads, media and other components, and related R&D and product development organizations. Mr. Watkins joined Seagate in 1996 with the company's merger with Conner Peripherals. Mr. Watkins currently serves on the boards of directors of Vertical Circuits Inc. and Maxim Integrated Products.

Mr. Watkins' operational expertise and broad experience in the technology industry and with international corporations, particularly with product development companies, provides critical insight and perspective relating to the company's customer base.

**The Board recommends a vote "FOR"
the re-election of Mr. Bingham and Dr. Shih
to our Board of Directors.**

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics, which we refer to as the Code, is available on the Corporate Governance page of our website at *www.flextronics.com*. In accordance with SEC rules, we intend to disclose on the Corporate Governance page of our website any amendment (other than technical, administrative or other non-substantive amendments) to or any material waiver from, a provision of the Code that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.

Director Retirement Age

Under Section 153(2) of the Companies Act, the office of a director of a public company or of a subsidiary of a public company becomes vacant at the conclusion of the next annual general meeting commencing after such director attains the age of 70 years. However, under Section 153(6) of the Companies Act, a person 70 years old or older may, by ordinary resolution be appointed or re-appointed as a director of that company, or be authorized to continue in office as a director of that company, to hold office until the next annual general meeting of shareholders.

Shareholder Communications with our Board of Directors

Our shareholders may communicate with our Board of Directors by sending an e-mail to Board@flextronics.com. All e-mails received will be sent to the Chairman of the Board and the Chief Financial Officer and/or Senior Vice President, Finance. The e-mail correspondence is regularly reviewed and summaries are provided to the full Board.

Board of Directors

Our Articles of Association give our Board of Directors general powers to manage our business. The Board oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives, including our Chief Executive Officer.

Our Board of Directors held a total of ten meetings during fiscal year 2010, of which five were regularly scheduled meetings and five were special meetings. During the period for which each current director was a director or a committee member, each director attended at least 75% of the aggregate of the total number of meetings of our Board in fiscal 2010 together with the total number of meetings held by all committees of our Board on which he served. During fiscal year 2010, our non-employee directors met at regularly scheduled executive sessions without management participation.

Our Board has adopted a policy that encourages each director to attend the annual general meeting, but attendance is not required. Mr. McNamara attended the company's 2009 annual general meeting.

Director Independence

To assist our Board of Directors in determining the independence of our directors, the Board has adopted Director Independence Guidelines that incorporate the definition of "independence" adopted by The NASDAQ Stock Market LLC, which we refer to below as Nasdaq. Our Board has determined that each of the company's directors, other than Mr. McNamara, is an independent director as defined by the applicable rules of Nasdaq and our Director Independence Guidelines. Our Board also determined that Messrs. Rockwell A. Schnabel and Ajay B. Shah, who served as directors during part of our last fiscal year, qualified as independent directors. Under the Nasdaq definition and our Director Independence Guidelines, a director is independent only if the Board determines that the director does not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq definition and our Director Independence Guidelines, a director will not be independent if the director has certain disqualifying relationships. In evaluating independence, the Board broadly considers all relevant facts and circumstances. Our Director Independence Guidelines are included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available on the Corporate Governance page of our website at *www.flextronics.com*.

In evaluating the independence of our independent directors, the Board considered certain transactions, relationships and arrangements between us and various third parties with which certain of our independent directors are affiliated, and determined that such transactions, relationships and arrangements did not interfere with such directors' exercise of independent judgment in carrying out their responsibilities as directors. In addition to the information set forth under the section entitled "***Certain Relationships and Related Person***

Transactions – Transactions with Related Persons" beginning on page 74 of this joint proxy statement, these transactions, relationships and arrangements were as follows:

- Mr. H. Raymond Bingham, the Chairman of our Board of Directors, is a non-management director of STMicroelectronics N.V. and a non-management director of Oracle Corporation (of which Mr. Bingham owns less than 1%), each of which was a supplier of our company during the most recent fiscal year. In addition, Mr. Bingham is an Advisory Director of General Atlantic LLC, a private equity firm. In connection with his position as Advisory Director of General Atlantic LLC, Mr. Bingham is a non-management director and/or indirect beneficial owner of certain portfolio companies of General Atlantic LLC, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year.

- Mr. James A. Davidson, a member of our Board of Directors, is a Co-founder and Co-Chief Executive Officer of Silver Lake, a private equity investment firm, and in connection with his position as managing director, Mr. Davidson is a non-management director and/or indirect beneficial owner of certain portfolio companies of affiliated funds of Silver Lake, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from Avago Technologies Limited accounted for approximately 3.5% of the gross revenues of Avago during the most recent fiscal year.

- Mr. Daniel H. Schulman, a member of our Board of Directors, is a non-management director of Symantec Corporation, which was one of our suppliers during the most recent fiscal year. Purchases from Symantec were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of Symantec's gross revenues during the most recent fiscal year.

- Mr. Ajay Shah, who served as a member of our Board of Directors during the 2010 fiscal year and retired following our 2009 annual general meeting, is the Managing Partner of Shah Capital Partners, L.P., a technology focused private equity firm, and Manager of Shah Management LLC, a related entity. In connection with his position as Managing Partner of Shah Capital Partners and Manager of Shah Management LLC, Mr. Shah is a non-management director and/or indirect beneficial owner of certain portfolio companies of Shah Capital Partners and Shah Management LLC, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from Smart Modular Technologies accounted for approximately 28.5% of the gross revenues for Smart Modular during the most recent fiscal year. In the case of purchases from Smart Modular Technologies, pursuant to arrangements with certain of our customers, substantially all of the purchases were made at the direction of such customers. Mr. Shah is also a Managing Director of Silver Lake Sumeru, a private equity fund within Silver Lake.

- Dr. Willy Shih, a member of our Board of Directors, is a non-management director of Atheros Communications, which is one of our suppliers. Purchases from Atheros Communications were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of Atheros' gross revenues during the most recent fiscal year.

- Mr. Lip-Bu Tan, a member of our Board of Directors, is the CEO, president and director of Cadence Design Systems, which is one of our customers. He is also the founder and Chairman of Walden International, a venture capital fund. In connection with his position as Chairman of Walden International, Mr. Tan is a non-management director/observer and/or indirect beneficial owner of certain portfolio companies of Walden International, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from Multiplex, Inc. accounted for approximately 11.3% of the gross revenues for Multiplex during the most recent fiscal year and purchases from Aptina Imaging Corp. accounted for approximately 5.6% of the gross revenues for Aptina during the most recent fiscal year. Substantially all of the purchases from Multiplex and Aptina were made at the direction of certain of our customers.

- Mr. William D. Watkins, a member of our Board of Directors, is the former chief executive officer of Seagate Technologies and a non-management director of Maxim Integrated Products, Inc., both of which are suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors currently consists of eight directors, each of whom, other than Mr. McNamara, is independent under the company's Director Independence Guidelines and the applicable rules of Nasdaq. Mr. McNamara has served as our CEO since January 1, 2006 and as a member of our Board of Directors since October 2005. Mr. Bingham, who is an independent director, has served as our Chairman of the Board since January 2008. The Board has separated the roles of Chairman and CEO since 2003.

Our Board of Directors believes that the most effective Board leadership structure for the company at the present time is for the roles of CEO and Chairman of the Board to be separated, and for the Chairman of the Board to be an independent director. Under this structure, our CEO is generally responsible for setting the strategic direction for the company and for providing the day-to-day leadership over the company's operations, while the Chairman of the Board provides guidance to the CEO, sets the agenda for meetings of the Board and presides over Board meetings. Our Board of Directors believes that having an independent Chairman set the agenda and establish the priorities and procedures for the work of the Board provides a greater role for the independent directors in the oversight of the company, and also provides the continuity of Board leadership necessary for the Board to fulfill its responsibilities. This leadership structure is supplemented by the fact that all of our directors, other than Mr. McNamara, are independent and all of the committees of the Board are composed solely of, and chaired by, independent directors. In addition, our non-employee directors meet at regularly scheduled executive sessions without management participation. The Board retains the authority to modify this leadership structure as and when appropriate to best address the company's unique circumstances at any given time and to serve the best interests of our shareholders.

Our Board of Directors' role in risk oversight involves both the full Board of Directors and its committees. The Audit Committee is charged with the primary role in carrying out risk oversight responsibilities on behalf of the Board. Pursuant to its Charter, the Audit Committee reviews the company's policies and practices with respect to risk assessment and risk management, including discussing with management the company's major risk exposures and the steps that have been taken to monitor and mitigate such exposures. The company's enterprise risk management process is designed to identify risks that could affect the company's achievement of business goals and strategies, to assess the likelihood and potential impact of significant risks on the company's business, and to prioritize risk control and mitigation. Our Chief Financial Officer, and our General Counsel / Chief Compliance Officer periodically report on the Company's risk management policies and practices to relevant Board committees and to the full Board. The Audit Committee reviews the company's major financial risk exposures as well as major operational, compliance, reputational and strategic risks, including steps to monitor, manage and mitigate those risks. In addition, each of the other Board committees is responsible for oversight of risk management practices for categories of risks relevant to their functions. For example, the Compensation Committee has oversight responsibility for the company's overall compensation structure, including review of its compensation practices, with a view to assessing associated risk.

See "***Compensation Discussion and Analysis – Compensation Risk Assessment***." The Board as a group is regularly updated on specific risks in the course of its review of corporate strategy, business plans and reports to the Board by its respective committees. The Board believes that its leadership structure supports its risk oversight function by providing a greater role for the independent directors in the oversight of the company.

Board Committees

The standing committees of our Board of Directors are the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The table below provides current membership for each of these committees.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
H. Raymond Bingham			X*
James A. Davidson		X	
Robert L. Edwards	X*		X
Daniel H. Schulman		X*	
Willy C. Shih			X
Lip-Bu Tan	X		
William D. Watkins	X		

* Committee Chair

Audit Committee

The Audit Committee of the Board of Directors is currently composed of Messrs. Edwards, Tan and Watkins, each of whom the Board has determined to be independent and to meet the financial experience requirements under both the rules of the SEC and the listing standards of the NASDAQ Global Select Market. The Board has also determined that Mr. Edwards is an "audit committee financial expert" within the meaning of the rules of the SEC and is "financially sophisticated" within the meaning of the rules of Nasdaq. The Audit Committee held six meetings during fiscal year 2010 and regularly meets in executive sessions without management present. The committee's principal functions are to:

- monitor and evaluate periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by our financial and senior management, and our independent auditors;
- be directly responsible for the appointment, compensation and oversight of the work of our independent auditors (including resolution of any disagreements between our management and the auditors regarding financial reporting); and
- facilitate communication among our independent auditors, our financial and senior management and our Board.

Our Board has adopted an Audit Committee Charter that is available on the Corporate Governance page of our website at *www.flextronics.com.*

Compensation Committee

Responsibilities and Meetings

The Compensation Committee of our Board of Directors is responsible for reviewing and approving the goals and objectives relating to, and recommending to our Board the compensation of, our Chief Executive Officer and all other executive officers. The committee also oversees management's decisions concerning the performance and compensation of other officers, administers the company's equity compensation plans, reviews and recommends to our Board the compensation of our non-employee directors and regularly evaluates the effectiveness of our overall executive compensation program. The Compensation Committee is currently composed of Messrs. Davidson and Schulman, each of whom our Board has determined to be an independent director under applicable listing standards of the NASDAQ Global Select Market. The committee held eleven meetings during fiscal year 2010 and regularly meets in executive sessions without management present. The specific powers and responsibilities of the Compensation Committee are set forth in more detail in the Compensation Committee Charter, which is available on the Corporate Governance page of our website at *www.flextronics.com.*

Delegation of Authority

When appropriate, our Compensation Committee may form, and delegate authority to, subcommittees. In addition, in accordance with the company's equity compensation plans, the Compensation Committee's charter allows the committee to delegate to our Chief Executive Officer its authority to grant stock options to employees of the company who are not directors or executive officers. Pursuant to the Compensation Committee's Equity Compensation Grant Policy, however, all grants of equity awards (including stock options and share bonus awards) must be approved by the Board of Directors or the committee.

Compensation Processes and Procedures

The Compensation Committee makes all compensation decisions for our executive officers. As part of its process, the Compensation Committee meets with our Chief Executive Officer, Chief Financial Officer, Executive Vice President, Worldwide Human Resources and Management Systems and our Vice President, Global Compensation and Benefits to obtain recommendations with respect to the structure of our compensation programs, as well as an assessment of the performance of individual executives and recommendations on compensation for individual executives. In addition, the committee has the authority to retain and terminate any third-party compensation consultant and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2010 fiscal year, the Compensation Committee engaged Radford Consulting (referred to in this discussion as Radford) as its independent adviser for certain executive compensation matters. Radford was retained by the Compensation Committee to provide an independent review of the company's executive compensation programs, including an analysis of both the competitive market and the design of the programs. More specifically, Radford furnished the Compensation Committee with reports on peer company practices relating to the following matters: short and long-term compensation program design; annual share utilization and shareowner dilution levels resulting from equity plans; executive stock ownership and retention values; stock ownership guidelines; and incentive compensation recoupment policies. As part of its reports to the Compensation Committee, Radford evaluated our peer companies, and provided competitive compensation data and analysis relating to the compensation of our Chief Executive Officer and our other executives and senior officers. Radford also assisted the company with its risk assessment of our compensation programs.

The Compensation Committee relied on input from Radford in evaluating management's recommendations and arriving at the Committee's recommendations to the Board with respect to the elements of compensation discussed below under "***Compensation Discussion and Analysis***." The Compensation Committee expects that it will continue to retain a compensation consultant on future executive compensation matters.

The Compensation Committee also reviews and makes recommendations to our Board for the compensation of our non-employee directors. To assist the Compensation Committee in its annual review of director compensation, our management provides director compensation data compiled from the annual reports and proxy statements of companies in our peer comparison group. In addition, in July 2009, the Compensation Committee retained Radford to assist the committee in its review of our non-employee director compensation program. This review was conducted to establish whether the compensation paid to our non-employee directors was competitive when compared to the practices of our peer group of companies. The Compensation Committee reviewed, among other things, the existing cash compensation of our non-employee directors, the grant date fair value of options and share bonus awards, the total compensation of our non-employee Chairman of the Board and the aggregate number of our ordinary shares held by each of our non-employee directors. The Compensation Committee, with the assistance of Radford, also took into consideration compensation trends for outside directors and the recent implementation of new share ownership guidelines for non-employee directors. Based on Radford's review and analysis of the compensation practices of our peer group, our Board of Directors, upon the recommendation of the Compensation Committee, approved changes in our non-employee director compensation program, which are discussed in the section below captioned "Non-Management Directors' Compensation for Fiscal Year 2010."

Relationship with Compensation Consultant

In addition to serving as compensation consultant to the Compensation Committee in fiscal year 2010 with respect to the compensation of our executive officers and non-employee directors, Radford and its affiliates have provided other services to our management and to the Compensation Committee. Radford's fees in connection with providing consulting services with respect to the compensation of our executive officers and non-employee directors in fiscal year 2010 were $132,000.

Radford is a division of Aon Corporation. During our 2010 fiscal year, Aon Corporation and its affiliates, which we refer to collectively as Aon, were retained by the company to provide services unrelated to executive and director compensation matters, relating to global employee benefits services, property insurance and risk services. The decision to engage Aon for these other services was made by management, other than with respect to services relating to an option exchange program offer made in 2009 where Radford was retained by the Compensation Committee to provide consulting services. Although aware of such other services, our Compensation Committee did not review or approve such other services provided by Aon, which services were approved by management in the ordinary course of business. The aggregate fees paid for those other services in fiscal 2010 were approximately $1,314,500.

Our Compensation Committee has determined that the provision by Aon of services unrelated to executive and director compensation matters in fiscal year 2010 were compatible with maintaining the objectivity of Radford in its role as compensation consultant to the committee and that the consulting advice it received from Radford was not influenced by Aon's other relationships with the company. The Compensation Committee is sensitive to the concern that the services provided by Aon, and the related fees, could impair the objectivity and independence of Radford, and the committee believes that it is important that objectivity be maintained. However, the committee also recognizes that the services provided by Aon are valuable to the company and that it could be inefficient and not in the company's interest to use a separate firm to provide those services at this time. In addition, the Compensation Committee has confirmed that Radford and Aon maintain appropriate safeguards to assure that the consulting services provided by Radford are not influenced by the company's business relationship with Aon.

Compensation Committee Interlocks and Insider Participation

During our 2010 fiscal year, Messrs. Davidson, Schulman and Schnabel served as members of the Compensation Committee. Mr. Schnabel resigned from the Compensation Committee effective September 22, 2009. Mr. Davidson served as chairman of the Compensation Committee during fiscal year 2010. On May 26, 2010, Mr. Schulman was appointed as the chair of the Compensation Committee. None of our executive officers served on the Compensation Committee during our 2010 fiscal year. None of our directors has interlocking or other relationships with other boards, compensation committees or our executive officers that require disclosure under Item 407(e)(4) of Regulation S-K.

In March 2003, we issued $195.0 million aggregate principal amount of our Zero Coupon Convertible Junior Subordinated Notes due 2008 to funds affiliated with Silver Lake. In connection with the issuance of the notes, we appointed James A. Davidson, a co-founder and managing director of Silver Lake, to our Board of Directors. In July 2006, we entered into an agreement with the Silver Lake note holders to, among other things (i) extend the maturity date of the notes to July 31, 2009 and (ii) provide for net share settlement of the notes upon maturity. The terms of the transaction were based on arms-length negotiations between us and Silver Lake, and were approved by our Board of Directors as well as by the Audit Committee of our Board of Directors. On July 31, 2009, we paid $195.0 million to pay off the notes at their maturity.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently is currently composed of Messrs. Bingham, Edwards and Shih, each of whom our Board has determined to be an independent director under the applicable listing standards of Nasdaq. The Nominating and Corporate Governance Committee held five meetings during fiscal year 2010 and regularly meets in executive sessions without management present. The committee recruits, evaluates and recommends candidates for appointment or election as members of our Board. The committee also recommends corporate governance guidelines to the Board and oversees the Board's annual self-evaluation process. Our Board has adopted a Nominating and Corporate Governance Committee Charter that is available on the Corporate Governance page of our website at *www.flextronics.com*. In 2010, the committee's responsibilities were expanded to include shaping and overseeing the application of the company's corporate governance policies and procedures and overseeing any Board communications with shareholders.

The goal of the Nominating and Corporate Governance Committee is to ensure that our Board possesses a variety of perspectives and skills derived from high-quality business and professional experience. The committee seeks to achieve a balance and diversity of knowledge, experience and capability on our Board, while maintaining a sense of collegiality and cooperation that is conducive to a productive working relationship within the Board and between the Board and management. In addition, the committee seeks nominees with the highest professional and personal ethics and values, an understanding of our business and industry, a high level of education, broad-based business acumen, and the ability to think strategically. Although the committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. The committee does not have different standards for evaluating nominees depending on whether they are proposed by our directors and management or by our shareholders.

The Nominating and Corporate Governance Committee generally recruits, evaluates and recommends nominees for our Board based upon recommendations by our directors and management. The committee will also consider recommendations submitted by our shareholders. Shareholders can recommend qualified candidates for our Board to the Nominating and Corporate Governance Committee by submitting recommendations to our corporate secretary at Flextronics International Ltd., 2 Changi South Lane, Singapore 486123. Submissions that are received and meet the criteria outlined above will be forwarded to the Nominating and Corporate Governance Committee for review and consideration. Shareholder recommendations for our 2011 annual general meeting should be made not later than February 9, 2011 to ensure adequate time for meaningful consideration by the Nominating and Corporate Governance Committee. To date, we have not received any such recommendations from our shareholders.

Director Share Ownership Guidelines

At the recommendation of the Compensation Committee, our Board of Directors adopted share ownership guidelines for non-employee directors in July 2009 in connection with its review of our non-employee directors' compensation. The ownership guidelines encourage our non-employees directors to hold a minimum number of our ordinary shares equivalent to $225,000 in value. The guidelines encourage our non-employee directors to reach this goal within five years of the date that the Board approved the guidelines or the date of their election to our Board of Directors, whichever is later, and to hold at least such minimum value in shares for as long as he or she serves on our Board.

NON-MANAGEMENT DIRECTORS' COMPENSATION FOR FISCAL YEAR 2010

The key objective of our non-employee directors' compensation program is to attract and retain highly qualified directors with the necessary skills, experience and character to oversee our management. By using a combination of cash and equity-based compensation, the compensation program is designed to recognize the time commitment, expertise and potential liability relating to active Board service, while aligning the interests of our Board of Directors with the long-term interests of our shareholders. In accordance with the policy of our Board of Directors, we do not pay management directors for Board service in addition to their regular employee compensation. For a discussion of the compensation paid to Mr. McNamara, our only management director, for services provided as our CEO, see the section of this joint proxy statement entitled "***Executive Compensation.***"

In addition to the compensation provided to our non-employee directors, which is detailed below, each non-employee director is reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending in-person meetings of the Board of Directors and Board committees, as well for any fees incurred in attending continuing education courses for directors.

Fiscal Year 2010 Annual Cash Compensation

Under the Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with the prior approval of our shareholders at a general meeting. Our shareholders approved the current cash compensation arrangements for our non-employee directors at our 2009 annual general meeting. The current arrangements include the following compensation:

- annual cash compensation of $75,000, payable quarterly in arrears to each non-employee director for services rendered as a director;
- additional annual cash compensation of $100,000, payable quarterly in arrears to the Chairman of the Board of Directors for services rendered as Chairman of the Board;
- additional annual cash compensation of $50,000, payable quarterly in arrears to the Chairman of the Audit Committee of the Board of Directors for services rendered as Chairman of the Audit Committee and for participation on the committee;
- additional annual cash compensation of $15,000, payable quarterly in arrears to each other non-employee director who serves on the Audit Committee for participation on the committee;
- additional annual cash compensation of $25,000, payable quarterly in arrears to the Chairman of the Compensation Committee for services rendered as Chairman of the Compensation Committee and for participation on the committee;
- additional annual cash compensation of $10,000, payable quarterly in arrears to each other non-employee director who serves on the Compensation Committee for participation on the committee;
- additional annual cash compensation of $10,000, payable quarterly in arrears to the Chairman of the Nominating and Corporate Governance Committee for services rendered as Chairman of the Nominating and Corporate Governance Committee and for participation on the committee; and
- additional annual cash compensation of $5,000 payable quarterly in arrears to each of our non-employee directors for participation on each standing committee other than the Audit Committee and the Compensation Committee (which is currently limited to the Nominating and Corporate Governance Committee).

Non-employee directors do not receive any non-equity incentive compensation, or participate in any pension plan or deferred compensation plan.

The foregoing summary of our non-employee director cash compensation program reflects the following changes to the program, which were approved by the Board and our shareholders effective as of September 22, 2009, the date of our 2009 annual general meeting: (i) an increase from $60,000 to $75,000 with respect to the annual cash compensation payable to each of the company's non-employee directors for services rendered as a director; (ii) the provision of additional annual cash consideration of $100,000 to the non-employee Chairman of the Board for services rendered as Chairman of the Board in lieu of one-half of the annual share bonus award that was previously provided to our Chairman of the Board; and (iii) an increase from $5,000 to $10,000 with respect to the annual cash compensation payable to the members of the Compensation Committee (other than the Chairman of the Compensation Committee) for participation on the committee.

Fiscal Year 2010 Equity Compensation

Initial Awards

Prior to July 22, 2009, upon becoming a director of the company, each non-employee director received a one-time grant of stock options to purchase 25,000 ordinary shares under the automatic option grant provisions of our 2001 Equity Incentive Plan, which we refer to in this joint proxy statement as the 2001 Plan. These options vested and were exercisable as to 25% of the shares on the first anniversary of the grant date and in 36 equal monthly installments thereafter. The options have an expiration date of five years from the date of grant. Messrs. Daniel H. Schulman and William D. Watkins each received stock options to purchase 25,000 ordinary shares under this program on June 18, 2009 and April 14, 2009, respectively.

On July 22, 2009, our Board of Directors replaced the initial option grant with a pro-rated share of the revised yearly share bonus award, which is discussed below. The pro-rated award will vest on the date immediately prior to the date of our next annual general meeting and will be based on the amount of time that the director serves on the Board until such date. No director received any share bonus awards under this program in fiscal year 2010.

Yearly Share Bonus Awards

Under the terms of the discretionary share bonus grant provisions of the 2001 Plan and as approved by our Compensation Committee, each non-employee director receives, following each annual general meeting of the company, a yearly share bonus award consisting of such number of shares having an aggregate fair market value of $125,000 on the date of grant, which share bonus awards vest in full on the date immediately prior to the date of the next year's annual general meeting. During fiscal year 2010, each non-employee director received a share bonus award of 16,622 ordinary shares under this program.

On July 22, 2009, our Board of Directors modified the terms of the yearly share bonus awards granted to our non-employee directors, which previously were fully vested at grant and served as compensation for past service on the Board. In addition, the old yearly share bonus awards consisted of such number of shares having an aggregate fair market value of only $100,000 on the date of grant. As described above, the new yearly share bonus awards granted to our non-employee directors are subject to a vesting requirement and serve as compensation for future service during the vesting period of the award. The foregoing changes were effective as of the date of the 2009 annual general meeting and did not affect compensation payable with respect to prior service. Therefore, in addition to share bonus awards received by our non-employee directors under the new yearly share bonus award program, following our 2009 annual general meeting, our non-employee directors also received the yearly share bonus awards payable with respect to their service on the Board since the date of the 2008 annual general meeting. Each non-employee director received a share bonus award of 13,298 ordinary shares under the previous program during fiscal year 2010.

Discretionary Grants

Under the terms of the discretionary option grant provisions of the 2001 Plan, non-employee directors are eligible to receive stock options granted at the discretion of the Compensation Committee. No director received stock options pursuant to the discretionary grant program during fiscal year 2010. The maximum number of ordinary shares that may be subject to awards granted to each non-employee director under the 2001 Plan is 100,000 ordinary shares in each calendar year.

Compensation for the Non-Employee Chairman of the Board

On July 22, 2009, our Board of Directors, at the recommendation of the Compensation Committee, approved changes to the cash and equity compensation payable to our non-executive Chairman. Our shareholders approved the changes to the Chairman's cash compensation at the 2009 annual general meeting. Following those changes, our non-executive Chairman is entitled to receive, following each annual general meeting of the Company, (i) $100,000 in cash compensation, payable quarterly in arrears, and (ii) a yearly share bonus award that consists of such number of shares having an aggregate fair market value of $100,000 on the date of grant, which vests on the date immediately prior to the date of the next year's annual general meeting. Our Chairman of the Board is also eligible to receive all other compensation payable to our non-employee directors, other than cash compensation payable for service on any Board committees.

The foregoing changes were effective as of the date of our 2009 annual general meeting. Prior to such date, our non-executive Chairman was entitled to receive, following each annual general meeting of the company, a yearly share bonus award that was fully vested on the date of grant and consisted of such number of shares having an aggregate fair market value of $200,000 on the grant date. The non-executive Chairman was also entitled to continue to receive cash compensation for service as chairman of the Audit Committee if appointed to such position, but otherwise was not eligible to receive cash compensation for service on any Board committees. Our Chairman was eligible for all other compensation payable to our non-employee directors.

Following the 2009 annual general meeting, our non-employee Chairman of the Board received 26,595 ordinary shares, which vested immediately, with respect to his service as our Chairman since the date of the 2008 annual general meeting and 13,298 ordinary shares, which will vest on the date immediately prior to the date of our 2010 annual general meeting, with respect to his service as our Chairman from the date of the 2009 annual general meeting to the date of the 2010 annual general meeting.

Director Summary Compensation in Fiscal Year 2010

The following table sets forth the fiscal year 2010 compensation for our non-employee directors. As discussed above, our Board approved certain changes for non-employee director compensation effective July 2009, and our shareholders approved changes for the cash compensation payable to our non-employee directors on September 22, 2009, at our 2009 annual general meeting. As a result, the compensation described below includes (i) share bonus awards granted with respect to past service on the Board from the 2008 annual general meeting to the 2009 annual general meeting and (ii) share bonus awards granted with respect to future service on the Board during the vesting term of the awards (from the 2009 annual general meeting until the 2010 annual general meeting).

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Total ($)
H. Raymond Bingham	$ 126,576	$ 525,000	$ —	$ 651,576
James A. Davidson	$ 92,826	$ 225,000	$ —	$ 317,826
Robert L. Edwards	$ 116,217	$ 225,000	$ —	$ 341,217
Rockwell A. Schnabel*	$ 35,859	$ 100,000	$ —	$ 135,859
Daniel H. Schulman	$ 61,945	$ 225,000	$ 54,250	$ 341,195
Ajay B. Shah*	$ 35,869	$ 100,000	$ —	$ 135,869
Willy C. Shih, Ph.D.	$ 72,826	$ 225,000	$ —	$ 297,826
Lip-Bu Tan	$ 82,825	$ 225,000	$ —	$ 307,825
William D. Watkins	$ 80,143	$ 225,000	$ 42,250	$ 347,393

* Mr. Schnabel and Mr. Shah retired from our Board of Directors on September 22, 2009, immediately following our 2009 annual general meeting of shareholders.

(1) This column represents the amount of cash compensation earned in fiscal year 2010 for Board and committee service.

(2) This column represents the grant date fair value of share bonus awards granted in fiscal year 2010 in accordance with FASB ASC Topic 718. The grant date fair value of share bonus awards is the closing price of our ordinary shares on the date of grant.

(3) This column represents the grant date fair value of stock options granted in fiscal year 2010 in accordance with FASB ASC Topic 718. We made initial option grants of 25,000 options to Messrs. Watkins and Schulman at the time they became non-employee directors of the company in April 2009 and June 2009, respectively. The fair value of their initial stock options were $1.69 and $2.17, respectively, per option on the grant dates. Information regarding the assumptions made in calculating the amounts reflected in this column for grants made in fiscal year 2010 is included in the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2010, included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

The table below shows the aggregate number of ordinary shares underlying stock options and unvested share bonus awards held by our non-employee directors as of the 2010 fiscal year-end:

Name	Number of Ordinary Shares Underlying Outstanding Stock Options (#)	Number of Ordinary Shares Underlying Outstanding Share Bonus Awards (#)
H. Raymond Bingham	62,500	29,920
James A. Davidson	75,000	16,622
Robert L. Edwards	25,000	16,622
Rockwell A. Schnabel	—	—
Daniel H. Schulman*	25,000	16,622
Ajay B. Shah	—	—
Willy C. Shih, Ph.D.	37,500	16,622
Lip-Bu Tan	75,000	16,622
William D. Watkins*	25,000	16,622

* Mr. Watkins was appointed to our Board of Directors on April 14, 2009. Mr. Schulman was appointed to our Board of Directors on June 18, 2009.

Change of Control and Termination Provisions of the 2001 Plan

Under the terms of the 2001 Plan, if a director ceases to provide services to the company for any reason other than death, cause (as defined in the plan) or disability (as defined in the plan), then the director may exercise any options which have vested by the date of such termination within three months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. If a director ceases to provide services to the company because of death or disability, then the director may exercise any options which have vested by the date of such termination within 12 months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. All stock options held by a director who is terminated for cause expire on the termination date, unless otherwise determined by the Compensation Committee. In addition, subject to any waiver by the Compensation Committee, all unvested share bonus awards held by a director will be forfeited if he or she ceases to provide services to the company for any reason.

Except for grants made under the automatic option grant program, in the event of a dissolution or liquidation of the company or if we are acquired by merger or asset sale or in the event of other change of control events, each outstanding stock option and unvested share bonus award shall automatically accelerate so that each such award shall, immediately prior to the effective date of such transaction, become fully vested with respect to the total number of shares then subject to such award. However, subject to the specific terms of a given award, vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced with a comparable right covering shares of the capital stock of the successor corporation or parent thereof or is replaced with a cash incentive program of the successor corporation which preserves the inherent value existing at the time of such transaction.

For grants made under the automatic option grant program, in the event of a change of control transaction described above, each outstanding option will accelerate so that each such option shall, prior to the effective date of such transaction at such times and with such conditions as determined by the Compensation Committee, (i) become fully vested with respect to the total number of shares then subject to such award and (ii) remain exercisable for a period of three months following the consummation of the change of control transaction. However, in the event of a hostile take-over of the company pursuant to a tender or exchange offer, the director has a right to surrender each option, which has been held by him or her for at least six months, in return for a cash distribution by the company in an amount equal to the excess of (a) the take-over price per share over (b) the exercise price payable for such share.

PROPOSAL NO. 2: RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL YEAR 2011 AND AUTHORIZATION OF OUR BOARD TO FIX THEIR REMUNERATION

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm to audit our accounts and records for the fiscal year ending March 31, 2011, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Singapore Companies Act, Cap. 50, our Board of Directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the next annual general meeting. We expect that a representative from Deloitte & Touche LLP will be present at the 2010 annual general meeting. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by our principal accounting firm, Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and their respective affiliates for services performed during fiscal years 2010 and 2009. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal Year	
	2010	2009
	(in millions)	
Audit Fees	$ 7.4	$ 10.0
Audit-Related Fees	—	—
Tax Fees	2.5	3.1
All Other Fees	—	—
Total	$ 9.9	$ 13.1

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, consents and the review of documents filed with the SEC.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and not included in Audit Fees. We did not incur fees under this category during fiscal years 2010 or 2009.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services. These services include assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services, if any. We did not incur fees under this category during fiscal years 2010 or 2009.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence and the Audit Committee believes it important that independence be maintained. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

The Board recommends a vote "FOR" the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2011 and authorization of the Board, upon the recommendation of the Audit Committee, to fix their remuneration.

AUDIT COMMITTEE REPORT

The information contained under this "Audit Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

The Audit Committee assists our Board of Directors in overseeing financial accounting and reporting processes and systems of internal controls. The Audit Committee also evaluates the performance and independence of our independent registered public accounting firm. The Audit Committee operates under a written charter, a copy of which is available on the Corporate Governance page of our website at *www.flextronics.com*. Under the written charter, the Audit Committee must consist of at least three directors, all of whom must be "independent" as defined by the Exchange Act and the rules of the SEC and Nasdaq. The members of the committee during fiscal year 2010 were Messrs. Bingham, Edwards, Shah and Tan, each of whom is (or, in the case of Mr. Shah, who retired after our 2009 annual meeting of shareholders, was) an independent director. The current members of the committee are Messrs. Edwards, Tan and Watkins, each of whom is an independent director.

Our financial and senior management supervise our systems of internal controls and the financial reporting process. Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express opinions on these consolidated financial statements. In addition, our independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

The Audit Committee has reviewed and discussed with both the management of the company and our independent auditors our audited consolidated financial statements for the fiscal year ended March 31, 2010, as well as management's assessment and our independent auditors' evaluation of the effectiveness of our internal control over financial reporting. Our management represented to the Audit Committee that our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also discussed with our independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Oversight Board in Rule 3800T. The Audit Committee also has discussed with our independent auditors the firm's independence from Company management and the Company, and reviewed the written disclosures and letter from the independent registered certified public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered certified public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee has also considered whether the provision of non-audit services by our independent auditors is compatible with maintaining the independence of the auditors. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. All audit and permissible non-audit services performed by our independent auditors during fiscal year 2010 and fiscal year 2009 were pre-approved by the Audit Committee in accordance with established procedures.

Based on the Audit Committee's discussions with the management of the company and our independent auditors and based on the Audit Committee's review of our audited consolidated financial statements together with the reports of our independent auditors on the consolidated financial statements and the representations of our management with regard to these consolidated financial statements, the Audit Committee recommended to the company's Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010, which was filed with the SEC on May 24, 2010.

Submitted by the Audit Committee of the Board of Directors:

Robert L. Edwards
Lip-Bu Tan
William D. Watkins

PROPOSAL NO. 3:
ORDINARY RESOLUTION TO AUTHORIZE ORDINARY SHARE ISSUANCES

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders. If this proposal is approved, the authorization would be effective from the date of the 2010 annual general meeting until the earlier of (i) the conclusion of the 2011 annual general meeting or (ii) the expiration of the period within which the 2011 annual general meeting is required by law to be held. The 2011 annual general meeting is required to be held no later than 15 months after the date of the 2010 annual general meeting and no later than six months after the date of our 2011 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of three months to be made with the Singapore Accounting and Corporate Regulatory Authority).

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorize our directors to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares. In the past, the Board has issued shares or made agreements that would require the issuance of new ordinary shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares; and
- in connection with our equity compensation plans and arrangements.

Notwithstanding this general authorization to issue our ordinary shares, we will be required to seek shareholder approval with respect to future issuances of ordinary shares where required under the rules of Nasdaq, such as where the company proposes to issue ordinary shares that will result in a change in control of the company or in connection with a transaction involving the issuance of ordinary shares representing 20% or more of our outstanding ordinary shares at a price less than the greater of book or market value.

Our Board expects that we will continue to issue ordinary shares and grant options and share bonus awards in the future under circumstances similar to those in the past. As of the date of this joint proxy statement, other than issuances of ordinary shares or agreements that would require the issuance of new ordinary shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any ordinary shares for which approval of this proposal is required. Nevertheless, our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorization in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions and raise additional capital through public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares.

If this proposal is approved, our directors would be authorized to issue, during the period described above, ordinary shares subject only to applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of ordinary shares could be dilutive to existing shareholders or reduce the trading price of our ordinary shares on the NASDAQ Global Select Market.

We are submitting this proposal because we are required to do so under Singapore law before our Board of Directors can issue any ordinary shares in connection with strategic transactions, public and private offerings and in connection with our equity compensation plans. We are not submitting this proposal in response to a threatened takeover. In the event of a hostile attempt to acquire control of the company, we could seek to impede the attempt by issuing ordinary shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their ordinary shares at the premium that may be available in takeover attempts.

The Board recommends a vote "FOR" the resolution to authorize ordinary share issuances.

PROPOSAL NO. 4: ORDINARY RESOLUTION TO APPROVE THE ADOPTION OF THE FLEXTRONICS INTERNATIONAL LTD. 2010 EQUITY INCENTIVE PLAN

On May 26, 2010, upon the recommendation of the Compensation Committee, the Board unanimously approved and adopted the Flextronics International Ltd. 2010 Equity Incentive Plan, which we refer to as the 2010 Plan, subject to the approval of our stockholders. The 2010 Incentive Plan provides the Compensation Committee with the flexibility to design incentive awards that are responsive to our needs, and includes authorization for a variety of awards designed to attract and retain the best available personnel, to provide additional incentives to our employees, executives and non-employee directors, and to promote the success of our business by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. These awards include stock options, stock appreciation rights and restricted share units, as well as other equity awards that may qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to in this section as the Code.

We have historically granted equity awards under various plans, including our 2001 Equity Incentive Plan, our 2002 Interim Incentive Plan, the Solectron Corporation 2002 Stock Plan and our 2004 Award Plan for New Employees, which we refer to in this section as the Prior Plans. If the 2010 Incentive Plan is approved by our shareholders, no further awards will be made under the Prior Plans and ordinary shares available for future grant under such Prior Plans will become available for grant under the 2010 Plan, including shares subject to outstanding equity awards under such Prior Plans that become available for future grant as a result of the forfeiture, expiration or termination of such awards under the Prior Plans.

The following summary of certain features of the 2010 Plan is not a complete description of all of the provisions of the 2010 Plan, and is qualified in its entirety by reference to the full text of the 2010 Plan, which we have filed electronically with this joint proxy statement and is available on the SEC's website at *www.sec.gov*. Such text is not included in the printed version of this joint proxy statement.

The affirmative vote of a majority of the votes cast on this proposal is required to approve the adoption of the 2010 Plan. If you are a beneficial shareholder, it is very important that you provide your bank, broker or other nominee with voting restrictions as such nominee may not vote your shares on this proposal absent instructions from you.

The Board recommends a vote "FOR" the resolution to approve the adoption of the Flextronics International Ltd. 2010 Equity Incentive Plan.

Summary of the 2010 Plan

If the holders of a majority of the ordinary shares present and voting on this proposal vote for the adoption of the 2010 Plan, it will immediately become effective and no further grants will be made under the Prior Plans. If our shareholders do not approve the 2010 Plan, the plan will not become effective and the Prior Plans, as they presently exist, will continue in effect. The results of the vote will not affect any awards outstanding under the Prior Plans at the time of the annual general meeting.

Term of the 2010 Plan

Unless terminated earlier, the 2010 Plan will continue until May 26, 2020, 10 years after the date the 2010 Plan was adopted by our Board of Directors.

Eligibility

All of our employees and directors and those of our subsidiaries and affiliates, including officers, members of our Board of Directors (including both employee and non-employee directors) and directors of our subsidiaries and affiliates, are eligible to be selected as award recipients under the 2010 Plan. Where intended to comply with Section 162(m) of the Code, any one participant in the 2010 Plan may not receive awards for more than 6,000,000 ordinary shares (or if denominated in cash, an amount equal to 6,000,000 multiplied by the average daily trading price of the company's ordinary shares during the preceding calendar year) in the aggregate per calendar year under the 2010 Plan.

Awards under the 2010 Plan will generally only be exercisable or payable only while the participant is an employee or director, as applicable. However, the Compensation Committee may, in its discretion and subject to the requirements of Section 162(m) of the Code, provide that an award may be paid or exercised following termination of service, a change of control event, or the retirement, death or disability of the participant.

As of June 7, 2010, eight executive officers, seven non-employee directors and approximately 2,000 employees were eligible to participate in the 2010 Plan.

Administration

The 2010 Plan is administered by the Compensation Committee of our Board of Directors. The Compensation Committee has complete discretion, subject to the provisions of the 2010 Plan, to select each eligible individual to whom awards will be granted and to determine the type and amount of awards to be granted, the timing of such awards, and the other terms and conditions of awards granted under the 2010 Plan. The Compensation Committee also has the power to interpret the 2010 Plan and award agreements, to establish rules and regulations relating to the 2010 Plan, and to make all other determinations necessary or advisable for administering the 2010 Plan.

Available Awards

The 2010 Plan authorizes the company to provide equity-based compensation in the form of: (i) stock options, including incentive stock options entitling the optionee to favorable tax treatment under Section 422 of the Code; (ii) restricted share units, which we sometimes refer to as share bonus awards; (iii) stock appreciation rights; (iv) performance share awards and performance share units; and (v) other share-based awards that are not inconsistent with the 2010 Plan. Each type of award is described below under the section captioned "Types of Awards Authorized Under the 2010 Plan." Each award granted under the 2010 Plan will be evidenced by an award agreement that sets forth the terms, conditions and limitations applicable to such award as determined by the Compensation Committee in its discretion.

Any share-based awards based on performance measures shall have a minimum performance period of one year and any share-based awards with vesting based on the passage of time and continuous service shall have a minimum total vesting period of at least three years (which may be pro rata). Share-based awards granted which are not in compliance with these requirements may not exceed 5% of the total shares reserved for grant and issuance under the 2010 Plan (as determined under "Shares Available for Awards" and "Share Counting" below).

Shares Available for Awards

Subject to approval by our shareholders, our Board of Directors, upon the recommendation of the Compensation Committee, adopted the 2010 Plan with a reserve of 10,000,000 ordinary shares. In addition, all ordinary shares available for future grant under our Prior Plans will become available for grant under the 2010 Plan, including shares subject to outstanding equity awards under such Prior Plans that become available for future grant as a result of the forfeiture, expiration or termination of such awards under the Prior Plans. As of March 31, 2010, under the Prior Plans: (i) 71,670,178 ordinary shares were subject to outstanding stock options and unvested share bonus awards under the Prior Plans; and (ii) 51,457,779 shares were available for future grant under the Prior Plans. Up to 68,000,000 ordinary shares may be used to grant incentive stock options during the term of the 2010 Plan.

Valuation

The fair market value of our ordinary shares on any relevant date under the 2010 Plan is the closing sales price per share on that date on the NASDAQ Global Select Market. As of June 4, 2010, the closing price of our ordinary shares on the NASDAQ Global Select Market was $6.38 per share.

Share Counting

Under the 2010 Plan, each ordinary share that is subject to a stock option or stock appreciation right will count against the aggregate 2010 Plan limit as one ordinary share. Each ordinary share that is subject to a "full-value award" will count against the aggregate 2010 Plan limit as 1.71 ordinary shares. When we refer to a "full-value award" in this section, we refer to any award other than a stock option, stock appreciation right or other award for which the participant pays a minimum of the fair market value of the ordinary shares, as determined as of the date of grant.

To the extent that an award terminates, expires, lapses for any reason, or is settled in cash, any ordinary shares subject to the award will again be available for the grant of an award pursuant to the 2010 Plan. Each ordinary share that becomes available for the grant of awards in this manner (including awards under the Prior Plans) will be added back to the aggregate 2010 Plan limit as one ordinary share if such ordinary share was subject to an option or stock appreciation right, and as 1.71 shares if such ordinary share was subject to a full-value award.

Ordinary shares that are withheld (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations will be treated as issued under the 2010 Plan and will be deducted from the number of shares that may be issued under the 2010 Plan. Any ordinary shares that are tendered by the participant (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations pursuant to any award under the 2010 Plan, however, will not be added back to the aggregate number of shares that may be issued pursuant to the plan.

Repricing Prohibited Without Shareholder Approval

Except in connection with an adjustment involving a corporate transaction or change in capital structure, the repricing, replacement or regranting of any previously granted award, through cancellation or by lowering the exercise price or purchase price of such award, will be prohibited unless the shareholders of the company first approve such repricing, replacement or regranting. Similarly, no "underwater" option or stock appreciation right may be cancelled in exchange for cash unless otherwise approved by the shareholders.

Types of Awards Authorized Under the 2010 Plan

Stock Options. Stock options may be granted that entitle the optionee to purchase ordinary shares at a price set forth in the applicable award agreement. Stock options may be granted as non-qualified stock options or as incentive stock options, or in any combination of the two. The exercise price of any stock option may not be less than the fair market value of an ordinary share on the date of grant, and the maximum term for any stock option is 7 years (5 years, in the case of grants to any non-employee member of our Board of Directors). The Compensation Committee will determine the methods by which the exercise price of a stock option may be paid, which may include: (i) a payment in cash or by check; (ii) a "same day sale" commitment from the participant and a broker-dealer whereby the optionee irrevocably elects to exercise the stock option and to sell a portion of the ordinary shares so purchased to pay the exercise price, and whereby the broker-dealer irrevocably commits upon receipt of such ordinary shares to forward the exercise price directly to the company; (iii) delivery of other property acceptable to the Compensation Committee; or (iv) any combination of the foregoing methods of payment.

Incentive stock options may only be granted to our employees and those of our subsidiaries. In addition, in the case of any incentive stock options granted to any individual who owns, as of the date of grant, stock possessing more than 10 percent of the total combined voting power of all classes of our shares, the incentive stock option must have an exercise price that is not less than 110% of the fair market value of an ordinary share on the date of grant and the maximum term of any such incentive stock option is 5 years. The aggregate fair market value (determined as of the time the option is granted) of all shares with respect to which incentive stock options are first exercisable by a grantee in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code.

Stock Appreciation Rights. A stock appreciation right is a right, exercisable by the surrender of all or a portion of the stock appreciation right, to receive the product of: (i) the excess of (A) the fair market value of the ordinary shares on the date the stock appreciation right is exercised over (B) the grant price of the stock appreciation right; and (ii) the number of ordinary shares with respect to which the stock appreciation right is exercised. The grant price per ordinary share subject to a stock appreciation right may not be less than the fair market value of an ordinary share on the date of grant. No stock appreciation right may be exercisable more than 7 years from the date of grant. A stock appreciation right may be paid in cash, in ordinary shares (based on the fair market value of such ordinary shares on the date the stock appreciation right is exercised) or in a combination of cash and ordinary shares, as determined by the Compensation Committee.

Restricted Share Units. A restricted share unit is a type of contingent stock award sometimes referred to as restricted stock units or share bonus awards. A restricted share unit generally entitles the participant to receive a number of our ordinary shares, or the value of such shares, in connection with the satisfaction of vesting conditions determined by the Compensation Committee, as specified in the award agreement for the restricted share units. Restricted share units may be denominated in unit equivalents of ordinary shares and/or units of value including the dollar value of shares. At the time of grant of the restricted share unit award, the Compensation Committee will specify the date or dates on which the award will become fully vested and non-forfeitable, and may specify any other terms and conditions. In addition, the Compensation Committee will specify the settlement date applicable to each restricted share unit, which may not be earlier than the vesting date or dates of the award. Settlement of restricted share units may be made in ordinary shares or in cash (in an amount reflecting the fair market value of the ordinary shares that would have been issued) or any combination of cash and shares, as determined by the Compensation Committee in its sole discretion.

Performance Shares and Performance Share Units. Performance shares represent the right to receive ordinary shares of the company, the payment of which is contingent upon achieving certain performance criteria established by the Compensation Committee. Performance share units represent a right to receive ordinary shares, or the value of such shares, the payment of which is contingent upon achieving certain performance criteria established by the Compensation Committee. Performance share unit awards may be denominated in unit equivalents of ordinary shares and/or units of value including the dollar value of shares. Performance share awards and performance share units may be linked to any one or more of the performance criteria specified in the 2010 Plan, or other specific performance criteria determined appropriate by the Compensation Committee, in each case on a specified date or dates or over any performance period determined by the Compensation Committee. In addition, the Compensation Committee will specify the settlement date applicable to each performance share award or performance share unit award, which may not be earlier than the vesting date or dates of the award. Settlement of a performance share or a performance share unit may be made in ordinary shares or in cash (in an amount reflecting the fair market value of the ordinary shares that would have been issued) or in any combination of cash and shares, as determined by the Compensation Committee in its sole discretion.

Subject to waiver in cases of death, disability or termination of service, any share awards which vest based on performance goals are subject to a minimum performance period of one year, and any share awards with vesting based solely on the passage of time and continued service to the company are subject to a minimum service period of three years. However, share awards which do not satisfy these minimum performance or service periods may be granted up to 5% of the total shares reserved and available for issuance under the 2010 Plan.

Other Share-Based Awards. In addition to restricted share units, performance share awards and performance share unit awards, the Compensation Committee is authorized under the 2010 Plan to make any other award to an eligible individual that is not inconsistent with the provisions of the 2010 Plan and that by its terms involves or might involve the issuance of: (i) ordinary shares; (ii) a right with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria specified in the 2010 Plan or other conditions; or (iii) any other security with the value derived from the value of our ordinary shares.

Singapore law currently prohibits us from issuing restricted stock or restricted share awards (i.e., awards involving the immediate transfer by the company to a participant of ownership of a specified number of ordinary shares of the company, which are subject to restrictions on transfer and may be forfeited prior to vesting) and we do not intend to issue any such awards at this time. However, if there is a change in Singapore law or other development that would permit us to grant restricted share awards, the 2010 Plan would provide us with the flexibility to do so.

Section 162(m) of the Code

The 2010 Plan is designed to allow the Compensation Committee to grant awards that satisfy the requirements for the performance-based compensation exclusion from the deduction limitations under Section 162(m) of the Code. Section 162(m) of the Code generally limits the deductibility for federal income tax purposes of annual compensation paid to a company's Chief Executive Officer and three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer, which officers we refer to as covered executives, to $1 million per covered executive in a taxable year. However, qualified performance-based compensation does not count towards the $1 million limit.

The Board and the Compensation Committee believe that it is in our interests and the interests of our shareholders to maintain an equity compensation plan under which certain compensation awards made to our covered executives can qualify for deductibility for federal income tax purposes. Accordingly, the 2010 Plan has been structured in a manner such that certain awards under it can satisfy the requirements for the performance-based compensation exclusion from the deduction limitations under Section 162(m) of the Code. In order to allow for certain awards to satisfy such requirements, the 2010 Plan specifies performance measures and other material terms that must be approved by our shareholders. Approval of the 2010 Plan by the required vote of our shareholders, as described above, is intended to constitute such approval.

Grants of certain performance-based compensation will be subject to the attainment of one or more specified performance goals over a specified period of time of not less than one year. We refer to this time period as a performance period. The performance goals will be based upon certain performance criteria selected by the Compensation Committee, as described below under the section captioned "Performance Measures."

To the extent necessary to comply with the applicable provisions of Section 162(m)(4)(C) of the Code, when granting awards intended to qualify as performance-based compensation, the Compensation Committee will, in writing: (i) designate one or more covered executives to whom such awards may be made; (ii) select the performance criteria applicable to the performance period; (iii) establish the performance goals, and amount of such awards, as applicable, which may be earned for the performance period; and (iv) specify the relationship between the performance criteria and the performance goals and the amounts of such awards that may be earned by each covered executive for the performance period. To the extent required by Section 162(m)(4)(C) of the Code, the Compensation Committee shall establish the performance criteria and performance goals no later than 90 days following the commencement of any performance period in question or any other designated performance period (or such other time as may be required or permitted by Section 162(m) of the Code). Following the completion of the performance period, the Compensation Committee will certify in writing whether the applicable performance goals have been achieved for the performance period. In determining the amount earned by a covered executive, the Compensation Committee will have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that it may deem relevant to the assessment of individual or corporate performance for the performance period. Furthermore, a participant shall be eligible to receive payment pursuant to a performance-based award for a performance period only if the performance goals for such period are achieved.

Performance Measures

In granting awards that are contingent upon the achievement of certain performance goals, including awards intended to qualify as qualified performance-based compensation under Section 162(m) of the Code, the Compensation Committee may base a performance goal on one or more of the following performance criteria, which may be applied to the performance of the company or any of its affiliates, or any business unit of the company or any of its affiliates:

- net revenue and/or net revenue growth;
- earnings before income taxes and amortization and/or earnings before income taxes and amortization growth;
- operating income and/or operating income growth;
- net income and/or net income growth;
- earnings per share and/or earnings per share growth;
- total shareholder return and/or total shareholder return growth;
- return on equity;
- operating cash flow;
- free cash flow (operating cash flow minus net capital expenditures);
- SG&A expense;
- inventory turns or other similar working capital measures;
- economic value added; and
- return on invested capital.

Performance criteria may be computed on an absolute basis or relative to an index (such as the S&P 500 Index) or to a specified peer group of companies as determined by the Compensation Committee at the time awards are granted. In addition, to the extent consistent with Section 162(m) of the Code, performance criteria may be computed under generally accepted accounting principles (GAAP), International Financial Reporting Standards (IFRS), or on an adjusted basis to exclude any one or more of the following: stock-based compensation expense, restructuring charges, non-cash convertible interest expense, distressed customer charges, intangible amortization, impairment charges and other charges as may be determined by the Compensation Committee at the time awards are granted. In addition, the Compensation Committee may, to the extent consistent with, and within the time prescribed by, Section 162(m) of the Code, appropriately adjust or modify the calculation of performance goals for any performance period in order to prevent the dilution or enlargement of rights of participants in certain circumstances specified in the 2010 Plan. In the case of awards that are not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code, the above list of performance criteria is non-exclusive and the Compensation Committee may select additional performance criteria in addition to those listed above.

Amendment and Termination

Our Board of Directors may at any time amend or modify the 2010 Plan in any or all respects, except that (i) any such amendment or modification may not adversely affect the rights of any holder of an award previously granted under the 2010 Plan unless such holder consents and (ii) grants to non-employee directors may not be amended at intervals more frequently than once every six months, other than to the extent necessary to comply with applicable U.S. income tax laws and regulations. The Board may terminate the

2010 Plan at any time. However, without the approval of our shareholders and except as described below under "Adjustments", the Board may not:

- amend the 2010 Plan to materially increase the maximum number of ordinary shares issuable under the 2010 Plan or the maximum number of ordinary shares for which any plan participant may be granted awards;
- materially modify the eligibility requirements for participation in the 2010 Plan; or
- materially increase the benefits accruing to participants in the 2010 Plan.

Adjustments

The Compensation Committee shall make certain adjustments to the 2010 Plan and to the outstanding awards under the 2010 Plan in the event of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off or other change affecting the outstanding ordinary shares as a class without the company's receipt of consideration. In the event of such a change, appropriate adjustments will be made to:

- the maximum number and/or class of securities issuable under the 2010 Plan;
- the maximum number and/or class of securities for which any participant may be granted awards under the terms of the 2010 Plan or that may be granted generally under the terms of the 2010 Plan; and
- the number and/or class of securities and price per ordinary share in effect under each outstanding award.

Any such adjustments to the outstanding awards will generally be effected in a manner as to preclude the enlargement or dilution of rights and benefits under such awards. However, in no event will fractions of an ordinary share be issued. Rather, any otherwise payable fraction of any ordinary share will be replaced by a cash payment equal to the fair market value of such fraction.

Acceleration

Unless otherwise provided in the applicable award agreement or other agreement between the company and the participant, in the event of a change of control of the company (as defined in the 2010 Plan) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards are assumed or continued after a change of control, the Compensation Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service within a designated period (not to exceed eighteen (18) months) following the effective date of such change of control. If the Compensation Committee so determines, any such award will, immediately upon an involuntary termination of service following a change of control, become fully exercisable and all forfeiture restrictions on such award will lapse.

Compliance with Section 409A of the Internal Revenue Code

To the extent applicable, it is intended that the 2010 Plan and any grants made under the 2010 Plan will comply with or be exempt from the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the participants. The 2010 Plan and any grants made under the 2010 Plan will be administered and interpreted in a manner consistent with this intent.

Transferability

In general, awards granted under the 2010 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution. Awards may be transferred to family members through a gift or domestic relations order. Subject to applicable laws, certain optionees who reside outside of the United States and Singapore may assign their awards to financial institutions located outside of the United States and Singapore.

Withholding Taxes

The company or any affiliate of the company, as appropriate, may deduct or withhold, or require a participant to remit to the company, an amount sufficient to satisfy U.S. federal, state and local taxes and any taxes imposed by jurisdictions outside of the United States (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a participant arising as a result of the 2010 Plan. In addition, the company or any affiliate of the company may take any action as may be necessary in its opinion to satisfy withholding obligations for the payment of taxes by any means authorized by the Compensation Committee. No ordinary shares will be delivered under the 2010 Plan to any participant or other person until the participant or such other person has made arrangements acceptable to the Compensation Committee for the satisfaction of applicable tax obligations arising as a result of awards made under the 2010 Plan.

U.S. Federal Income Tax Consequences

The following is a general summary as of the date of this joint proxy statement of the United States federal income tax consequences to the company and the directors, officers and employees participating in the 2010 Plan. Tax laws may change and the federal, state and local tax consequences for any participating employee will depend upon his or her individual circumstances. In addition, the following discussion does not purport to describe state or local income tax consequences in the United States, nor tax consequences for participants who are subject to tax in other countries. The following general description does not constitute tax advice and should not be relied upon as such. Each participating employee has been and is encouraged to seek the advice of a qualified tax adviser regarding the tax consequences of participation in the 2010 Plan.

Nonqualified Stock Options. A participant will generally not recognize any taxable income upon the grant of a nonqualified stock option and the company will not receive a deduction at the time of such grant. Upon exercise of a nonqualified stock option, the participant generally will realize ordinary income in an amount equal to the excess of the fair market value of the ordinary shares on the date of exercise over the exercise price, and the company will generally be allowed a deduction equal to the amount recognized by the participant as ordinary income. The participant's tax basis in the shares received will be equal to the exercise price plus the amount recognized as ordinary income. Upon a subsequent sale of such shares, the participant will recognize capital gain or loss.

Incentive Stock Options. No taxable income is recognized by a participant at the time of grant of an incentive stock option, and no taxable income is generally recognized at the time the option is exercised. (However, the excess of the fair market value of the ordinary shares received upon exercise over the option exercise price is an item of tax preference income which may be subject to the alternative minimum tax.) Instead, the participant will recognize taxable income in the year in which the acquired shares are sold or otherwise disposed of. If the sale or other disposition is made after the participant has held the shares for more than two years after the option grant date and more than one year after the date on which the shares are transferred to the participant (referred to as a "qualifying disposition") pursuant to the option's exercise, any gain or loss, generally measured by the difference between the amount realized on the sale of shares and the option exercise price, will be treated as long-term capital gain or loss. However, if either of these two holding period requirements is not satisfied (referred to as a "disqualifying disposition"), then upon the disqualifying disposition, the participant generally recognizes ordinary income in the amount of the lesser of (i) the difference between the fair market value of the shares at the time of the option's exercise and the option's exercise price, or (ii) the difference between the amount realized on the sale and the option's exercise price. Any ordinary income recognized is added to the participant's basis for purposes of determining any additional gain on the sale and any such additional gain will be capital gain.

If the participant makes a disqualifying disposition of the acquired shares, we may be entitled to a deduction from our U.S. taxable income for the taxable year in which such disposition occurs, equal to the amount of ordinary income the participant recognizes. In no other instance will we be allowed a deduction with respect to the participant's disposition of the acquired shares.

Stock Appreciation Rights. The grant of a stock appreciation right will generally not create any tax consequences for the participant or the company. Upon the exercise of a stock appreciation right, the participant will recognize ordinary income in an amount equal to the cash or fair market value of the ordinary shares received from the exercise. The participant's tax basis in any ordinary shares received upon the exercise of the stock appreciation right will be equal to the ordinary income recognized with respect to the shares. Upon disposition of the shares, the participant will recognize capital gain or loss equal to the difference between the amount realized and his or her basis in the shares. Upon the exercise of a stock appreciation right, the company generally will be entitled to a deduction in the amount of the compensation income recognized by the participant.

Restricted Share Units, Performance Share Units and Performance Share Awards. In general, a participant will not recognize income with respect to restricted share unit awards, performance share unit awards or performance share awards until there is a settlement of the award. On that date, the participant recognizes ordinary income in an amount equal to the cash or fair market value of the ordinary shares received. The participant's tax basis in any shares received is the amount included in his or her income, and the participant's holding period in the shares commences on the day after receipt of the shares. Upon disposition of the shares, the participant will recognize capital gain or loss equal to the difference between the amount realized and his or her basis in the shares. The Company will generally be entitled to a deduction equal to the amount included in the participant's ordinary income in the year in which such amount is recognized by the participant.

Section 162(m). Any United States income tax deductions that would otherwise be available to us may be subject to a number of restrictions under the Code, including Section 162(m), which, under guidance issued by the Internal Revenue Service, can limit the deduction for compensation paid to our Chief Executive Officer and our three most highly compensated executive officers other than our Chief Executive Officer and our Principal Financial Officer.

2010 Plan New Benefits

The number of shares to be issued under the 2010 Plan to participants in the plan, including eligible employees, executive officers and non-employee directors of the company, and the net values to be realized upon such issuances, are discretionary, and therefore, not determinable.

EQUITY COMPENSATION PLAN INFORMATION

As of March 31, 2010, we maintained (i) the 2001 Plan, (ii) the 2002 Interim Incentive Plan, which we refer to as the 2002 Plan, (iii) the 2004 Award Plan for New Employees, which we refer to as the 2004 Plan, and (iv) the Solectron Corporation 2002 Stock Plan, which we refer to as the Solectron Plan. None of the 2004 Plan, the 2002 Plan or the Solectron Plan have been approved by our shareholders. The following table provides information about equity awards under all of these equity incentive plans as of March 31, 2010.

Plan Category	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Share Bonus Awards (a)	Weighted-Average Exercise Price of Outstanding Options (1) (b)	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	56,530,634 (2)	$ 7.00	25,586,218 (3)
Equity compensation plans not approved by shareholders (4), (5), (6)	15,139,544 (7)	$ 7.90	25,871,561 (8)
Total	71,670,178	$ 7.16	51,457,779

(1) The weighted-average exercise price does not take into account ordinary shares issuable upon the vesting of outstanding share bonus awards, which have no exercise price.

(2) Includes 5,165,095 ordinary shares issuable upon the vesting of share bonus awards granted under the 2001 Plan. The remaining balance consists of ordinary shares issuable upon the exercise of outstanding stock options. Approximately 2.8 million shares subject to share bonus awards are subject to performance criteria which management of the company believes are not probable of being achieved and these awards are not expected to vest.

(3) Consists of ordinary shares available for grant under the 2001 Plan and shares available under prior company plans and assumed plans that were consolidated into the 2001 Plan. The 2001 Plan provides for grants of up to 62.0 million ordinary shares, plus ordinary shares issued or issuable pursuant to stock awards available for grant as a result of the forfeiture, expiration or termination of options granted under such consolidated plans (if such ordinary shares are issued under such other stock options, they will not become available under the 2001 Plan) and shares that were available for grant under such plans at the time of the consolidation of such plans into the 2001 Plan.

(4) The 2004 Plan was established in October 2004 and, unless earlier terminated by our Board of Directors, will continue until October 21, 2014. The purpose of the 2004 Plan is to provide incentives to attract, retain and motivate eligible persons whose potential contributions are important to our success by offering such persons an opportunity to participate in our future performance through stock awards. Awards under the 2004 Plan may be granted only to persons who: (a) were not previously an employee or director of the company or (b) have either (i) completed a period of *bona fide* non-employment by the company of at least one year, or (ii) are returning to service as an employee of the company, after a period of *bona fide* non-employment of less than one year due to our acquisition of such person's employer; and then only as an incentive to such persons entering into employment with us. We may grant nonqualified stock options and share bonus awards under the 2004 Plan. The 2004 Plan provides for grants of up to 10.0 million shares. The exercise price of options granted under the 2004 Plan is determined by the Compensation Committee and may not be less than the fair market value of the underlying stock on the date of grant. Options granted under the 2004 Plan generally vest over four years and generally expire seven or ten years from the date of grant. Unvested options are forfeited upon termination of employment. Share bonus awards generally vest in installments over a

three- to five-year period and unvested share bonus awards are also forfeited upon termination of employment.

(5) Our 2002 Plan was adopted by our Board of Directors in May 2002 and, unless earlier terminated by our Board of Directors, will continue until May 6, 2012. The adoption of the 2002 Plan was necessitated by our internal growth, our multiple acquisitions and the requirement to provide equity compensation for employees consistent with competitors and peer companies. The Board reserved an aggregate of 20.0 million ordinary shares for issuance under the 2002 Plan. The 2002 Plan provides for the grant of nonqualified stock options and share bonus awards. Grants of awards to executives and non-employee directors may not exceed 49% of the shares reserved for grant under the plan. Options granted under the 2002 Plan generally have an exercise price of not less than the fair market value of the underlying ordinary shares on the date of grant. Options granted under the 2002 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Unvested options are forfeited upon termination of employment. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are also forfeited upon termination of employment.

(6) In connection with the acquisition of Solectron Corporation on October 1, 2007, we assumed the Solectron Plan, including all outstanding options to purchase Solectron Corporation common stock with exercise prices equal to, or less than, $5.00 per share. Each assumed option was converted into an option to acquire our ordinary shares at the applicable exchange rate of 0.345. As a result, we assumed approximately 7.4 million vested and unvested options with exercise prices ranging from between $5.45 and $14.41 per ordinary share. We may grant incentive stock options and nonqualified stock options under the SLR Plan. Options granted under the SLR Plan generally have an exercise price of not less than the fair value of the underlying ordinary shares on the date of grant. Such options generally vest over four years and generally expire either seven or ten years from the date of grant. Unvested options are forfeited upon termination of employment.

(7) Includes 3,636,514 ordinary shares issuable upon the vesting of share bonus awards granted under the 2002 Plan and the 2004 Plan. The remaining balance consists of ordinary shares issuable upon the exercise of outstanding stock options.

(8) As of March 31, 2010, approximately 2.4 million ordinary shares remained available for grant under the 2002 Plan and approximately 8.2 million ordinary shares remained available for grant under the 2004 Plan. There were approximately 15.3 million shares available for grant under the SLR Plan.

PART III – PROPOSAL TO BE CONSIDERED AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ORDINARY RESOLUTION TO RENEW THE SHARE PURCHASE MANDATE

Our purchases or acquisitions of our ordinary shares must be made in accordance with, and in the manner prescribed by, the Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may from time to time be applicable.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our ordinary shares. This general and unconditional mandate is referred to in this joint proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the company's powers to purchase or otherwise acquire our issued ordinary shares on the terms of the Share Purchase Mandate.

Although our shareholders approved a renewal of the Share Purchase Mandate at the 2009 annual general meeting, the Share Purchase Mandate renewed at the 2009 annual general meeting will expire on the date of the 2010 annual general meeting. Accordingly, we are submitting this proposal to seek approval from our shareholders at the extraordinary general meeting for another renewal of the Share Purchase Mandate. On May 26, 2010, the Board authorized the repurchase of our ordinary shares in an aggregate amount up to $200 million. Until the 2010 annual general meeting, any repurchases would be made under the Share Purchase Mandate renewed at the 2009 annual general meeting. Commencing on the date of the 2010 annual general meeting, any repurchases may only be made if the shareholders approve the renewal of the Share Purchase Mandate at the extraordinary general meeting. The share purchase program does not obligate the company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

If renewed by shareholders at the extraordinary general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2011 annual general meeting or the date by which the 2011 annual general meeting is required by law to be held.

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the extraordinary general meeting, are summarized below.

Limit on Allowed Purchases

We may only purchase or acquire ordinary shares that are issued and fully paid up. We may not purchase or acquire more than 10% of the total number of issued ordinary shares outstanding at the date of the extraordinary general meeting. Any of our ordinary shares which are held as treasury shares will be disregarded for purposes of computing this 10% limitation.

Purely for illustrative purposes, on the basis of 814,743,189 issued ordinary shares outstanding as of June 3, 2010, and assuming that no additional ordinary shares are issued on or prior to the extraordinary general meeting, we would be able to purchase not more than 81,474,318 issued ordinary shares pursuant to the proposed renewal of the Share Purchase Mandate.

All ordinary shares purchased by us following the date of our last annual general meeting of shareholders (that is, the annual general meeting that *precedes* the meeting at which the mandate is renewed) are subject to this 10% limitation. For example, if we sought approval for the renewal of the Share Purchase Mandate at our 2010 annual general meeting of shareholders, we would have to reduce the number of new shares that we could repurchase by the number of shares purchased by us at any time following the date of our *2009* annual general meeting.

We are holding the extraordinary general meeting immediately following our 2010 annual general meeting so that the applicable date of our last annual general meeting for purposes of the Share Purchase Mandate will be the date of the 2010 annual general meeting (that is, the same date as the extraordinary general meeting), rather than the date of the 2009 annual general meeting. We believe that this approach will provide our Board with greater flexibility in determining the number of shares that the company may repurchase.

Purchases or acquisitions of our ordinary shares pursuant to the Share Purchase Mandate also are subject to limitations under the Indenture governing our 6¼% Senior Subordinated Notes due 2014. Under the Indenture, as amended, the aggregate amount of purchases or acquisitions generally is limited to the sum of (A) 50% of our cumulative consolidated net income (as calculated under the Indenture) for the period commencing on April 1, 2009, plus (B) 100% of the fair market value received by us from the issuance or sale of our ordinary shares since April 1, 2009. In addition, we generally are permitted to make purchases or acquisitions of our ordinary shares under the Indenture in an aggregate amount of up to $250 million.

Duration of Share Purchase Mandate

Purchases or acquisitions of ordinary shares may be made, at any time and from time to time, on and from the date of approval of the Share Purchase Mandate up to the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of ordinary shares may be made by way of:

- market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted), in accordance with an equal access scheme as prescribed by the Companies Act.

If we decide to purchase or acquire our ordinary shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of ordinary shares must be made to every person who holds ordinary shares to purchase or acquire the same percentage of their ordinary shares;
- all of those persons must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to ordinary shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of ordinary shares).

Purchase Price

The purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each ordinary share will be determined by our directors. The maximum purchase price to be paid for the ordinary shares as determined by our directors must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and

- in the case of an off-market purchase pursuant to an equal access scheme, 150% of the "Prior Day Close Price" of our ordinary shares, which means the closing price of an ordinary share as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase.

Treasury Shares

Under the Companies Act, ordinary shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarized below.

Maximum Holdings. The number of ordinary shares held as treasury shares may not at any time exceed 10% of the total number of issued ordinary shares.

Voting and Other Rights. We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings and, for the purposes of the Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the company in respect of treasury shares, other than the allotment of ordinary shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the subdivision or consolidation, respectively.

Disposal and Cancellation. Where ordinary shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our ordinary shares. Our directors do not propose to exercise the Share Purchase Mandate in a manner and to such an extent that would materially affect our working capital requirements.

The Companies Act permits us to purchase and acquire our ordinary shares out of our capital or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of section 76F(4) of the Companies Act. A company is solvent if (a) it is able to pay its debts in full at the time of the payment made in consideration of the purchase or acquisition (or the acquisition of any right with respect to the purchase or acquisition) of ordinary shares in accordance with the provisions of the Companies Act and will be able to pay its debts as they fall due in the normal course of business during the 12-month period immediately following the date of the payment; and (b) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after giving effect to the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any ordinary share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such ordinary share will expire on cancellation (unless such ordinary share is held by us as a treasury share). The total number of issued shares will be diminished by the number of ordinary shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired ordinary shares as soon as reasonably practicable following settlement of any purchase or acquisition of such ordinary shares.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated results of operations, financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the ordinary shares are purchased or acquired out of our profits and/or capital, the number of ordinary shares purchased or acquired, the price paid for the ordinary shares and whether the ordinary shares purchased or acquired are held in treasury or cancelled.

As described in more detail above, our purchases or acquisitions of our ordinary shares may be made out of our profits and/or our capital. Where the consideration paid by us for the purchase or acquisition of ordinary shares is made out of our profits, such consideration (excluding brokerage commission, goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration that we pay for the purchase or acquisition of ordinary shares is made out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our ordinary shares and have no current plans to pay cash dividends in the foreseeable future.

Rationale for the Share Purchase Mandate

We believe that a renewal of the Share Purchase Mandate at the extraordinary general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase ordinary shares if the directors believe that such repurchases would be in the best interests of our shareholders. Our decision to repurchase our ordinary shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available cash to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued ordinary shares, a shareholder's proportionate interest in the company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors or a group of shareholders acting together) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer under Rule 14 if, as a result of the company purchasing or acquiring our issued ordinary shares, the voting rights of such shareholders would increase to 30% or more, or if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

The Board recommends a vote "FOR" the resolution to approve the proposed renewal of the Share Purchase Mandate.

PART IV – ADDITIONAL INFORMATION

EXECUTIVE OFFICERS

The names, ages and positions of our executive officers as of June 7, 2010 are as follows:

Name	Age	Position
Michael M. McNamara	53	Chief Executive Officer
Paul Read	44	Chief Financial Officer
Francois Barbier	51	President, Global Operations
Sean P. Burke	48	President, Computing
Michael J. Clarke	55	President, Infrastructure
Christopher Collier	41	Senior Vice President, Finance
Carrie L. Schiff	44	Senior Vice President and General Counsel
Werner Widmann	58	President, Multek

Michael M. McNamara. Mr. McNamara has served as our Chief Executive Officer since January 2006, and as a member of our Board of Directors since October 2005. Prior to his promotion, Mr. McNamara served as our Chief Operating Officer from January 2002 through January 2006, as President, Americas Operations from April 1997 to December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara received a B.S. from the University of Cincinnati and an M.B.A. from Santa Clara University. Mr. McNamara serves on the Advisory Board of Tsinghua University School of Economics and Management.

Paul Read. Mr. Read has served as our Chief Financial Officer since June 30, 2008. Prior to his promotion, Mr. Read served as Executive Vice President of Finance for Flextronics Worldwide Operations since October 2005, as Senior Vice President of Finance for Flextronics Worldwide Operations from February 2001 to October 2005, and as Vice President, Finance of Flextronics Americas Operations from August 1997 to February 2001. Mr. Read is a member of the Chartered Institute of Management Accountants.

Francois Barbier. Mr. Barbier has served as our President, Global Operations since June 2008. Prior to his appointment as President, Global Operations, Mr. Barbier was President of Special Business Solutions and has held a number of executive management roles in Flextronics Europe. Prior to joining Flextronics in 2001, Mr. Barbier was Vice President of Alcatel Mobile Phone Division. Mr. Barbier holds an Engineering degree in Production from Lyceé Couffignal in Strasbourg.

Sean P. Burke. Mr. Burke has served as our President, Computing since October 16, 2005. Prior to joining us, Mr. Burke was the Executive Vice President of Iomega Corporation from January 2003 through September 2005. Preceding Iomega Corporation, Mr. Burke held a number of executive positions at Dell, Inc., Compaq Computer Corporation and Hewlett-Packard Company. Mr. Burke received a B.B.A. degree from the University of North Texas.

Michael J. Clarke. Mr. Clarke has served as President of FlexInfrastructure since January 2006. Prior to joining us, Mr. Clarke served as a President and General Manager of Sanmina-SCI Corporation from October 1999 to December 2005. Previously, Mr. Clarke held senior positions with international companies including Devtek Corporation, Hawker Siddeley and Cementation Africa. Mr. Clarke has over 25 years of Senior Executive, business development and hands-on operational experience managing global companies in major industries including aerospace, and defense, automotive and industrial. Mr. Clarke was educated as a Mechanical Engineer at Bradford Polytechnic, England, with enhanced professional development programs from University of Western Ontario, Canada and Columbia University, USA.

Christopher Collier. Mr. Collier, our Principal Accounting Officer since May 1, 2007, has served as our Senior Vice President, Finance since December 2004. Prior to his appointment as Senior Vice President, Finance in 2004, Mr. Collier served as Vice President, Finance and Corporate Controller since he joined us in April 2000. Mr. Collier is a certified public accountant and he received a B.S. in Accounting from State University of New York at Buffalo.

Carrie L. Schiff. Ms. Schiff has served as our Senior Vice President and General Counsel since June 1, 2006. Prior to her appointment as Senior Vice President and General Counsel, Ms. Schiff served as Vice President, General Counsel from February 1, 2004 to June 1, 2006 and as Associate General Counsel from July 2001 through January 2004. Prior to joining us, Ms. Schiff was the Senior Vice President, Corporate Development of USA.Net, Inc., from April 1999 until June 2001. Preceding USA.Net, Inc., Ms. Schiff was a partner with the law firm of Cooley Godward. Ms. Schiff received an A.B. from the University of Chicago and her law degree from the University of California, Los Angeles.

Werner Widmann. Mr. Widmann has served as President, Multek since January 2004. Prior to his appointment, he served as General Manager of Multek Germany beginning in October 2002. Prior to joining Multek, Mr. Widmann was Managing Director of Inboard from 1999 to 2002 and held various technical and managerial positions with STP, Inboard-SSGI, Siemens AG and IBM Sindelfingen throughout his 33 year-career in the PCB industry. Mr. Widmann received his degree in mechanical/electrical engineering from the University for Applied Sciences (Fachhochschule), Karlsruhe.

COMPENSATION COMMITTEE REPORT

The information contained under this "Compensation Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

The Compensation Committee of the Board of Directors of the company has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the company's proxy statement for the 2010 annual general meeting of shareholders.

Submitted by the Compensation Committee of the Board of Directors:

James A. Davidson
Daniel H. Schulman

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we discuss the material elements of our compensation programs and policies, including program objectives and reasons why we pay each element of our executives' compensation. Following this discussion, you will find a series of tables containing more specific details about the compensation earned by, or awarded to, the following individuals, whom we refer to as the named executive officers or NEOs. This discussion focuses principally on compensation and practices relating to the named executive officers for our 2010 fiscal year. In addition, we discuss certain compensation decisions made in fiscal 2009 that impacted our compensation programs in fiscal 2010, as well as certain changes in our compensation programs and policies that we have implemented beginning with our 2011 fiscal year:

Name	Position
Michael M. McNamara	Chief Executive Officer
Paul Read	Chief Financial Officer
Michael J. Clarke	President, Infrastructure
Francois Barbier	President, Global Operations
Werner Widmann	President, Multek

Executive Summary

In response to the global economic crisis that continued through the beginning of fiscal 2010, we froze base salaries, maintained target incentive bonus levels and did not make any equity grants in fiscal 2010. As a result, total target direct compensation for all of our named executive officers for fiscal 2010 was substantially below the 25th percentile of our peer companies.

Based on strong operational performance in fiscal 2010, we exceeded the target payout levels for various performance metrics under our fiscal 2010 incentive bonus plan, including adjusted operating profit percentage, return on invested capital (ROIC), adjusted earnings per share (EPS) and free cash flow, as well as target payout levels for performance metrics applicable for business unit executives, with the exception of our Multek business unit. As a result, incentive bonus payouts were 157.0% of target for Messrs. McNamara and Read; 155.4% of target for Mr. Clarke; 126.0% of target for Mr. Barbier; and 33.8% of target for Mr. Widmann.

For fiscal 2011, we have adopted various changes in our compensation programs in order to better align our programs with best practices. These include the following:

- base salary is now targeted at the 50th percentile of peer companies (previously, we targeted the 75th percentile);

- total direct compensation, comprised of base salary and short and long-term incentive compensation, is now targeted at between the 60th and 65th percentiles of peer companies (previously, we targeted the 75th percentile);

- long-term incentive compensation will be comprised of performance-based and service-based restricted stock units and performance-funded contributions under a new deferred compensation plan;

  - we will use the company's total shareholder return relative to the Standard and Poor's 500 Index as the performance measure for our performance-based restricted stock units;

  - annual contributions under our deferred compensation plan will be dependent on the company's performance and will only be made if certain company performance metrics are achieved (using the same performance metric categories as we use under our incentive bonus plan). Any contributions will cliff vest four years from the contribution date. Previously, contributions were service-based;

- payout levels will be capped under both our short and long-term incentive compensation arrangements;

- we have adopted stock ownership guidelines for our executives and other senior officers; and

- we have adopted an incentive compensation recoupment policy.

Compensation Committee

The Compensation Committee of our Board of Directors (referred to in this discussion as the Committee) periodically assesses our compensation programs to assure that they are appropriately aligned with our business strategy and are achieving their objectives. The Committee also reviews market trends and changes in competitive practices. Based on its review and assessment, the Committee from time to time recommends changes in our compensation programs to our Board. The Committee is responsible for recommending to our Board the compensation of our Chief Executive Officer and all other executive officers. The Committee also oversees management's decisions concerning the compensation of other company officers, administers our equity compensation plans, and evaluates the effectiveness of our overall executive compensation programs.

Independent Consultants and Advisors

The Committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2010 fiscal year, the Committee engaged Radford, an Aon Consulting Company (referred to in this discussion as Radford), as its independent adviser for certain executive compensation matters. Radford was retained by the Committee to provide an independent review of the company's executive compensation programs, including an analysis of both the competitive market and the design of the programs. More specifically, Radford furnished the Committee with reports on peer company practices relating to the following matters: short and long-term compensation program design; annual share utilization and shareowner dilution levels resulting from equity plans; executive stock ownership and retention values; stock ownership guidelines; and incentive compensation recoupment policies. As part of its reports to the Committee, Radford evaluated our selected peer companies, and provided competitive compensation data and analysis relating to the compensation of our Chief Executive Officer and our other executives and senior officers. Radford also assisted the company with its risk assessment of our compensation programs. Based on the Committee's decision to freeze base salaries, to maintain target incentive bonus levels and not to award any equity grants in fiscal 2010, the Committee did not ask Radford to prepare peer company benchmarking data in connection with fiscal 2010 compensation decisions, other than limited total target cash compensation data for the CEO and CFO positions.

Radford is owned by Aon Corporation, a multi-national, multi-services insurance and consulting firm. For a discussion of amounts paid to Radford for executive and director compensation consulting services and amounts paid to Aon Corporation and its affiliates for non-executive and non-director compensation consulting services, please see *"Compensation Committee – Relationship with Compensation Consultant"* on page 12. The Committee has determined that the provision by Aon of services unrelated to executive and director compensation matters in fiscal year 2010 was compatible with maintaining the objectivity of Radford in its role as compensation consultant to the Committee and that the consulting advice it received from Radford was not influenced by Aon's other relationships with the company. The Committee has retained Radford as its independent compensation consultant for fiscal year 2011 and expects that it will continue to retain an independent compensation consultant on future executive compensation matters.

Compensation Philosophy and Objectives

We believe that the quality, skills and dedication of our executive officers are critical factors affecting the company's performance and shareholder value. Accordingly, the key objective of our compensation programs is to attract, retain and motivate superior executive talent while maintaining an appropriate cost structure. In addition, our compensation programs are designed to link a substantial component of our executives' compensation to the achievement of performance goals that directly correlate to the enhancement of shareholder value. Finally, our compensation programs are designed to have the right balance of short and long-term compensation elements to ensure an appropriate focus on operational objectives and the creation of long-term value.

To accomplish these objectives, the Committee has structured our compensation programs to include the following key features and compensation elements:

- base salaries, which are competitive with peer group companies, allowing the company to attract and retain key executives;
- cash bonuses, earned quarterly with an annual catch-up provision and an annual cash flow measurement and payout, based on pre-established performance goals related to the company and business unit (in the cases of business unit executives);
- equity-based compensation, which aligns our executives' interests with those of our shareholders and promotes executive retention;
    - ➢ in response to the global economic crisis, we made a special retentive grant in late fiscal year 2009, and therefore did not make any equity grants in fiscal year 2010; our goal is to maintain an average three-year burn rate towards the median of our peer group;

- long-term cash bonuses and performance-based share bonus awards, which are earned only if long-term (typically, three-year or four-year) pre-established performance goals related to the company and business unit (in the cases of business unit executives) are achieved; and
- deferred cash bonus awards, which are designed to promote executive retention, as these elements of compensation vest over a period of years only if the executive remains in the company's active employment;
  - ➢ beginning in fiscal year 2011, we have replaced our prior deferred compensation programs with a new program for our named executive officers and other executives and senior officers which provides for company contributions only if the company achieves pre-established performance measures and that cliff vest after four years.

As a general matter, the Committee seeks to allocate a substantial portion of the named executive officers' compensation to components that are performance-based and at-risk. The Committee also generally seeks to allocate a substantial portion of executive compensation to long-term cash and equity awards. The Committee does not maintain fixed policies for allocating among current and long-term compensation or among cash and non-cash compensation. Instead, the Committee maintains flexibility and adjusts different elements of compensation based upon its evaluation of the key compensation goals set forth above. For example, in response to the global economic crisis, the Committee recommended and our Board approved additional equity grants for executives in December 2008 for retention and incentive purposes, but as a result of these grants, the Committee did not recommend any executive equity grants in fiscal 2010.

While compensation levels may differ among NEOs based on competitive factors, and the role, responsibilities and performance of each specific NEO, there are no material differences in the compensation philosophies, objectives or policies for our NEOs. We do not maintain a policy regarding internal pay equity.

None of the named executive officers serves pursuant to an employment agreement, and each serves at the will of the company's Board of Directors (subject to severance obligations under law). Similarly, we generally do not enter into severance agreements or arrangements with our executive officers as part of the terms of their employment. This enables our Board to remove an executive officer, if necessary, prior to retirement or resignation whenever it is in the company's best interests. When an executive officer retires, resigns or is terminated, our Board exercises its business judgment in approving an appropriate separation or severance arrangement in light of all relevant circumstances, including the individual's term of employment, severance obligations under applicable law, past accomplishments and reasons for separation from the company.

Role of Executive Officers in Compensation Decisions

The Committee makes recommendations to our Board on all compensation actions relating to our executive officers. As part of its process, the Committee meets with our Chief Executive Officer, Chief Financial Officer, Executive Vice President, Worldwide Human Resources and Management Systems and our Vice President, Global Compensation and Benefits to obtain recommendations with respect to the structure of our compensation programs, as well as an assessment of the performance of individual executives and recommendations on compensation for individual executives. As discussed in greater detail below under *"Incentive Bonus Plan,"* our Chief Executive Officer and Chief Financial Officer develop recommendations for performance measures and target and payout opportunities under our incentive bonus plan based on management's business forecast both at the company and business unit levels, which are reviewed and approved by our Board. Our Chief Executive Officer and Chief Financial Officer meet with our Executive Vice President, Worldwide Human Resources and Management Systems and our Vice President, Global Compensation and Benefits to obtain additional input on these matters.

Competitive Positioning

In arriving at its recommendations to our Board on the amounts and components of compensation for our Chief Executive Officer and other executive officers, the Committee relies on competitive compensation data prepared by its independent compensation consultant, as follows:

- based on the Committee's decision to freeze base salaries and not to award any equity grants in fiscal 2010, Radford only benchmarked total target cash compensation for our CEO and CFO; for this benchmarking, Radford compiled publicly available data for a peer group consisting of 24 high-profile technology companies in the EMS (electronic manufacturing services), OEM (original equipment manufacturer) and distribution sectors; this was the same peer group used for benchmarking CEO and CFO compensation in fiscal year 2009; and

- based on the Committee's decision to freeze base salaries, to maintain target incentive bonus levels and not to award any equity grants in fiscal 2010, Radford did not benchmark compensation for our other executives and senior officers; previously, Radford matched the executives and senior officers based on job responsibility to compensation data in a published compensation survey prepared by Radford covering technology companies with annual revenues greater than certain levels ($8 billion for fiscal 2009 compensation decisions). We used the Radford survey data for our other NEOs, rather than the peer group data, because the Radford survey data provided a better match based upon job responsibility and are more reflective of the market for talent for these positions.

Peer companies are recommended by the Committee's independent consultant and approved by the Committee. In selecting peer companies, the Committee seeks to select companies that are comparable to us on the basis of various criteria, including revenues, industry, global scope of operations, and market capitalization, and that the Committee believes would compete with us for executive talent.

In fiscal year 2009, Frederick W. Cook & Co., Inc., the Committee's independent compensation consultant for fiscal 2009, recommended and the Committee approved the CEO/CFO peer group set forth below. F.W. Cook also recommended and the Committee approved the use of the Radford survey data for benchmarking other executive compensation in fiscal 2009. For fiscal 2010, the Committee engaged Radford as its independent compensation consultant. Radford did not recommend any changes in the CEO/CFO peer group, and this peer group was used to benchmark CEO and CFO total target cash compensation for fiscal 2010.

The CEO/CFO peer group consisted of the following companies:

Advanced Micro Devices, Inc.	Agilent Technologies, Inc.
Anixter International Inc.	Applied Materials, Inc.
Arrow Electronics, Inc.	Avnet, Inc.
Celestica Inc.	Cisco Systems, Inc.
Dell Inc.	Emerson Electric Co.
Hewlett-Packard Company	Honeywell International Inc.
Ingram Micro Inc.	Intel Corporation
Jabil Circuit, Inc.	Micron Technology, Inc.
Motorola, Inc.	Seagate Technology
Sun Microsystems, Inc.	Tech Data Corporation
Tyco International Ltd.	United Technologies Corporation
Western Digital Corporation	Xerox Corporation

The companies included in the Radford survey data that were used in fiscal 2009 are set forth in the following table. As noted above, given the Committee's decision to freeze base salaries, to maintain target incentive bonus levels and not to award equity grants in fiscal 2010, the Committee did not use the survey data for benchmarking purposes in fiscal 2010:

Alcatel-Lucent	Amazon.com, Inc.
Apple Inc.	Applied Materials, Inc.
Arrow Electronics, Inc.	AT&T Inc.
Cisco Systems, Inc.	Comcast Corporation
Computer Sciences Corporation	Dell Inc.
The DIRECTV Group, Inc.	Eastman Kodak Company
Electronic Data Systems Corporation	EMC Corporation
General Dynamics Corporation	Google Inc.
Intel Corporation	Microsoft Corporation
Motorola, Inc.	Nokia Corporation
Nortel Networks Corporation	Oracle Corporation
QUALCOMM Incorporated	Qwest Communications International Inc.
Seagate Technology	Sprint Nextel Corporation
Sun Microsystems, Inc.	Texas Instruments Incorporated

In connection with its compensation review process for fiscal year 2011, and based upon the recommendation of Radford, the Committee approved certain changes in the CEO/CFO peer group. The peer group for fiscal 2011 was determined based on the following criteria and market data as of February 1, 2010:

- global companies with a technology focus and with significant manufacturing operations;
- companies with revenues between $10 billion and $50 billion (approximately .5x to 2x Flextronics's trailing 12 months revenues); and
- companies with a market capitalization between $3 billion and $25 billion.

The changes to the CEO/CFO peer group for fiscal 2011 generally reflect the inclusion of companies with a greater focus on global manufacturing operations, and the removal of companies whose revenues or market capitalization did not fall within the above criteria. The CEO/CFO peer group for fiscal 2011 will be comprised of the following companies:

Alcatel-Lucent	Applied Materials, Inc.
Arrow Electronics, Inc.	Avnet, Inc.
Danaher Corporation	Dell Inc.
Eaton Corporation	Emerson Electric Co.
General Dynamics Corporation	Honeywell International Inc.
Illinois Tool Works Inc.	Jabil Circuit, Inc.
Johnson Controls, Inc.	Motorola, Inc.
Northrop Grumman Corporation	Raytheon Company
Royal Philips Electronics	Seagate Technology
Tyco International Ltd.	United Technologies Corporation
Western Digital Corporation	Xerox Corporation

In addition, Radford recommended and the Committee approved using data from Radford's published compensation survey for technology companies for benchmarking compensation for our other executives and senior officers, including our named executive officers (other than the CEO and CFO). Radford recommended and the Committee approved using survey data for technology companies with annual revenues between $10 billion and $50 billion and with significant manufacturing operations in order to align the data more closely to the criteria selected for the CEO/CFO peer group. Radford recommended and the Committee approved the use of this survey data because this survey data provided a better match based upon job responsibility and are more reflective of the market for talent for these positions. The companies included in the Radford survey used for fiscal 2011 compensation benchmarking for our other executives and senior officers are as follows:

Apple Inc.	Arrow Electronics, Inc.
Cisco Systems, Inc.	Comcast Corporation
Covidien plc	Dell Inc.
The DIRECTV Group, Inc.	E.I. Du Pont De Nemours and Company
EMC Corporation	General Dynamics Corporation
Intel Corporation	Jabil Circuit, Inc.
Motorola, Inc.	QUALCOMM Incorporated
Qwest Communications International Inc.	Research In Motion Limited
SAIC, Inc.	Sprint Nextel Corporation
Sun Microsystems, Inc.	Texas Instruments Incorporated
Thermo Fisher Scientific Inc.	Time Warner Cable Inc.

In past years, the Committee generally sought to set total target direct compensation for the company's executives at or above the 75th percentile of that provided by peer companies. Total target direct compensation is the sum of base salary, target annual incentive compensation and target long-term incentive awards. The Committee also sought to target each component of total target direct compensation at these levels. However, total target direct compensation, as well as individual components, has in the past varied by executive based on the executive's experience, level of responsibility and performance, as well as competitive market conditions. In the second half of fiscal 2009, the Committee and our Board made decisions outside the formal annual compensation review process in response to the global economic crisis, and which therefore were not part of the annual formal benchmarking process. In the second half of fiscal 2009, the Committee recommended, and our Board approved, modifications to our incentive bonus plan and additional equity grants for our employees, including our executives. The Committee and our Board took these additional actions in order to better align our incentive bonus plan with our business strategy and to retain and incentivize our employees, including our executives. Based upon the additional equity grants, total target direct compensation for our named executive officers exceeded the 75th percentile in fiscal 2009. The Committee considered its fiscal 2009 compensation decisions in arriving at its recommendation for fiscal 2010 compensation and determined to recommend to our Board that no equity grants be awarded to our executives in fiscal 2010. As a result, total target direct compensation for all of our named executive officers for fiscal 2010 was substantially below the 25th percentile of our peer companies.

As discussed below under *"Fiscal Year 2011 Changes in Executive Compensation,"* the Committee has adopted certain change in our compensation programs and practices. Beginning with fiscal 2011, the Committee will seek to set base salary at the 50th percentile and total target direct compensation at between the 60th and 65th percentiles of our peer companies. As in the past, total target direct compensation, as well as individual components, may vary by executive based on the executive's experience, level of responsibility and performance, as well as competitive market conditions.

Fiscal Year 2011 Changes in Executive Compensation

As a result of the Committee's review of our compensation programs and peer company data and best practices in the executive compensation area, the Committee recommended and our Board approved the following changes in our compensation policies and practices:

- base salary is now targeted at the 50th percentile of peer companies;
- incentive bonuses are now targeted at between the 60th and 65th percentiles of peer companies;
- long-term incentive compensation is now targeted at between the 60th and 65th percentiles of peer companies;

- total direct compensation is now targeted at between the 60th and 65th percentiles of peer companies;

- long-term incentive compensation will be comprised of performance-based and service-based restricted stock units and performance-funded contributions under a new deferred compensation plan;

  - ➢ we will use the company's total shareholder return relative to the Standard and Poor's 500 Index as the performance measure for our performance-based restricted stock units;

  - ➢ annual contributions under our deferred compensation plan will be dependent on the company's performance and will only be made if certain company performance metrics are achieved (using the same performance metric categories as we use under our incentive bonus plan). Any contributions will cliff vest four years from the contribution date. Previously, contributions were service-based;

- payout levels will be capped under both our short and long-term incentive compensation arrangements;

- we have adopted stock ownership guidelines for our executives and other senior officers (see "*Executive Stock Ownership Guidelines*" below); and

- we have adopted an incentive compensation recoupment policy (see "*Executive Incentive Compensation Recoupment Policy*" below).

Fiscal Year 2010 Executive Compensation

Summary of Fiscal Year 2010 Compensation Decisions

The company's improved operational performance during difficult economic conditions was reflected in several key measures. The company was able to continue to increase margin expansion, generate substantial cash flow and maintain an industry-leading cash conversion cycle. At the same time, the company was able to de-lever its balance sheet and significantly reduce its net debt. In addition, the company achieved its annual performance measures under our incentive bonus plan at the following levels: adjusted operating profit percentage – 125.0%; return on invested capital (ROIC) – 154.0%; adjusted EPS – 156.3%; and free cash flow – 200%. During fiscal year 2010, the company's share price increased 267%, as compared with increases in the Dow Jones, Nasdaq and S&P 500 indices of 40%, 55% and 40%, respectively. Based on the foregoing, the Committee believes that management executed well on the company's business strategy in the current economic environment.

Target awards (as a percentage of base salary) and payout opportunities generally were maintained at the same levels as prior years. Based on company and business unit performance in fiscal 2010, incentive bonus payouts were 157.0% of target for Messrs. McNamara and Read; 155.4% of target for Mr. Clarke; 126.0% of target for Mr. Barbier; and 33.8% of target for Mr. Widmann. Based on company performance, the Committee believes that compensation levels for fiscal year 2010 were appropriate and consistent with the philosophy and objectives of the company's compensation programs.

As discussed above under *"Competitive Positioning,"* the Committee recommended that no equity grants be awarded to our executives in fiscal 2010. In addition, as part of the company's response to the ongoing economic crisis, the Committee froze base salary levels, did not recommend voluntary contributions to our senior officers' deferred compensation plan, and suspended 401(k) matching contributions for salaried employees in the U.S., including our executives. Based on these decisions, the Committee did not ask Radford to prepare peer company benchmarking data in connection with fiscal 2010 compensation decisions, other than to update total target cash compensation data for the CEO and CFO positions, which was used in setting their incentive bonus targets.

Elements of Compensation

We allocate compensation among the following components for our named executive officers:

- base salary;
- cash incentive awards;
- multi-year cash and stock incentive awards;
- stock-based compensation;
- deferred compensation; and
- other benefits.

Base Salary

We seek to set our executives' base salaries at levels which are competitive with our peer companies based on each individual executive's role and the scope of his or her responsibilities, also taking into account the executive's experience and the base salary levels of other executives within the company. The Committee typically reviews base salaries every fiscal year and adjusts base salaries to take into account competitive market data, individual performance and promotions or changes in responsibilities.

As a result of the global economic crisis that continued into fiscal 2010, and the company's resulting focus on controlling costs, the Committee did not recommend any base salary adjustments for fiscal 2010. The Committee believed that our executives' base salaries continued to remain competitive and did not ask Radford to analyze peer company base salary data.

Mr. McNamara's base salary was maintained at $1,250,000, which approximated the 75th percentile of our peer companies when it was analyzed as part of the fiscal 2009 compensation review.

Mr. Read's base salary was last increased to $600,000 effective May 15, 2008 in connection with his promotion to Chief Financial Officer and, at that time, was set at between the median and 75th percentile of the peer company data for his position.

Base salary levels for the other named executive officers remained at the following levels: Mr. Clarke -- $550,000 (paid in Canadian dollars); Mr. Barbier -- $499,838 (paid in Euros); and Mr. Widmann -- $441,766 (paid in Euros).

Incentive Bonus Plan

Through our incentive bonus plan, we seek to provide pay for performance by linking incentive awards to company and business unit performance. In designing the incentive bonus plan, our Chief Executive Officer, Chief Financial Officer and Vice President – Global Compensation and Benefits develop and recommend performance metrics and targets, which are reviewed and are subject to adjustment by the Committee and our Board. Performance metrics and payout levels are determined based on management's business forecast both at the company and business unit levels, as reviewed and approved by the Board. In fiscal 2010, target levels for performance were set above the levels included in our business forecast in order to challenge management. In setting target levels, the Committee also considered consensus Street estimates and noted that the threshold EPS level was higher than the consensus Street estimate at the time the targets were set.

For the first half of fiscal 2009 and prior years, we generally used year-over-year quarterly and annual adjusted EPS growth, and year-over-year quarterly and annual revenue growth and profit after interest growth at the corporate and business unit levels as performance measures under our incentive bonus plan. As a result of macroeconomic conditions that impacted the company in the second half of fiscal 2009 and which continued to impact the company in fiscal 2010, we changed our business focus towards operational efficiencies and cash flow. Accordingly, our performance measures for the second half of fiscal 2009 emphasized inventory reduction and free cash flow. For fiscal 2010, our performance measures emphasized profitability, free cash flow and cost reduction at the corporate level, and specific business unit goals at the business unit level. Performance measures were based on quarterly targets rather than year-over-year growth rates.

Key features of the bonus plan in fiscal 2010 were as follows:

- performance targets were based on key company and business unit financial metrics;
- performance targets were measured and paid out on a quarterly basis, except that the free cash flow performance metric was measured and paid out on an annual basis;
- the financial goals varied based on each executive's responsibilities, with a substantial weighting on business unit financial metrics for business unit executives;
- performance measures under the plan were: quarterly earnings per share, operating profit (as a percentage of sales), return on invested capital and SG&A targets, and annual free cash flow targets at the company level; and quarterly operating profit (as a percentage of sales), inventory turnover, cash conversion cycle and vertical integration targets at the business unit level for certain executives;
- certain performance measures were calculated on a non-GAAP basis and excluded after-tax intangible amortization, stock-based compensation expense, and certain restructuring and other charges;
    - ➢ all non-GAAP adjustments were subject to approval by the Committee to ensure that the non-GAAP adjustment effects on payout levels appropriately reflected company performance;
- bonuses were based entirely on achievement of financial performance objectives; there was no individual performance component;
- each executive's target bonus was set at a percentage of base salary, based on the level of the executive's responsibilities;
    - ➢ the CEO's target bonus was set at 150% of base salary and the CFO's target bonus was set at 100% of base salary;
    - ➢ for executives other than the CEO and CFO, the target bonus was set at a range of between 60% and 80% of base salary;
- payout opportunities for each bonus component ranged from 50% of target to a maximum of 300% of target (200% in the cases of the CEO and CFO);
- if the company failed to achieve the threshold level for any performance measure, no payout was awarded for that measure; and
- payout levels not achieved based on quarterly results were subject to an annual catch-up if the annual payout level was greater than the cumulative quarterly payouts.

The Committee recommended and our Board approved different performance metrics for our Chief Executive Officer and Chief Financial Officer as compared with other executives, and different performance metrics for corporate officers as compared with business unit executives. In addition, we varied the weightings for certain performance metrics among different executives, in order to better align individual awards with our business strategy. For example, we included revenue targets for our Computing and Multek business units, but placed a greater emphasis on profit after interest percentage for our Infrastructure and Mobile/Consumer business units.

The incentive bonus plan award opportunities for each NEO are shown in the Grants of Plan-Based Awards in Fiscal Year 2010 table on page 62. For fiscal 2010, the overall target award and payout opportunities for each of the named executive officers were consistent with the target and payout levels established for their fiscal 2009 awards.

Non-GAAP Adjustments

We used adjusted non-GAAP performance measures for our incentive bonus plan in fiscal 2010. We use adjusted measures to eliminate the distorting effect of certain unusual income or expense items. The adjustments are intended to:

- align award payout opportunities with the underlying growth of our business; and
- avoid outcomes based on unusual items.

In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of the company's operating performance on a period-to-period basis because such items are not, in the Committee's view, related to the company's ongoing operational performance. The non-GAAP measures are used to evaluate more accurately the company's operating performance, for calculating return on investment, and for benchmarking performance against competitors. All adjustments are subject to approval by the Committee to assure that payout levels are consistent with performance.

Incentive Awards for the CEO and CFO

Messrs. McNamara and Read were eligible for a bonus award based on achievement of quarterly adjusted operating profit percentage, ROIC and adjusted EPS targets and an annual free cash flow target for fiscal 2010. We refer to these performance measures as the "company performance metric." The weightings for the performance measures were 30% for each of adjusted operating profit percentage, ROIC and adjusted EPS, and 10% for annual free cash flow. Mr. McNamara's annual target bonus was 150% of base salary and Mr. Read's annual target bonus was 100% of base salary. In setting the target amounts, the Committee noted that target total cash compensation for our CEO was between the 50th and 75th percentile of our peer companies and target total cash compensation for our CFO was slightly above the 50th percentile.

The following table sets forth the payout level opportunities that were available for Messrs. McNamara and Read as a percentage of the target award for each performance measure based on different levels of performance. Payout levels for each performance measure ranged from 50% to 200% of target based on achievement of the performance measure, with no payout if the threshold performance level was not achieved. For performance levels between the levels presented in the table below, straight line interpolation was used to arrive at the payout level:

Payout (% Target)	**50%**	**100%**	**150%**	**200%**
Q1 Adjusted OP%	1.5%	1.8%	2.0%	2.2%
Q1 ROIC	17.5%	20.0%	22.5%	25.0%
Q1 Adjusted EPS	$0.05	$0.07	$0.09	$0.11
Q2 Adjusted OP%	2.0%	2.3%	2.6%	2.8%
Q2 ROIC	17.5%	20.0%	22.5%	25.0%
Q2 Adjusted EPS	$0.08	$0.10	$0.12	$0.14
Q3 Adjusted OP%	2.5%	2.7%	2.8%	3.0%
Q3 ROIC	17.5%	20.0%	22.5%	25.0%
Q3 Adjusted EPS	$0.12	$0.14	$0.16	$0.18
Q4 Adjusted OP%	2.5%	2.7%	2.8%	3.0%
Q4 ROIC	17.5%	20.0%	22.5%	25.0%
Q4 Adjusted EPS	$0.11	$0.13	$0.15	$0.17
FY '10 Free Cash Flow	$(7.0)M	$44.5M	$80.5	$121.9M

The following table sets forth the actual quarterly and annual performance and the actual payout levels (as a percentage of the target award) and amounts (as a percentage of base salary) for Messrs. McNamara and Read.

Period	Adjusted OP %	Payout Level %	ROIC	Payout Level %	Adjusted EPS	Payout Level %	Total Payout Level %	CEO Actual Payout % (as a % of Base Salary)	CFO Actual Payout % (as a % of Base Salary)
Q1	1.6%	60.0%	14.2%	0%	$.08	125.0%	55.5%	20.8%	13.9%
Q2	2.6%	150.0%	22.2%	144.0%	$.13	175.0%	140.7%	52.8%	35.2%
Q3	2.9%	175.0%	30.1%	200.0%	$.17	175.0%	165.0%	61.9%	41.2%
Q4	2.9%	175.0%	28.8%	200.0%	$.16	175.0%	165.0%	61.9%	41.2%
Annual (1)	2.5%	125.0%	22.7%	154.0%	$.53	156.3%	5.4%	8.1%	5.4%
Total							**157.0% (2)**	**235.4% (2)**	**157.0% (2)**

(1) Annual figures for Total Payout Level % and CEO and CFO Actual Payout % (as a % of Base Salary) represent annual catch-up payments for annual payout levels in excess of cumulative quarterly payout percentages.

(2) Fiscal year 2010 free cash flow was $622,453, representing a maximum payout level percentage of 200% (20% Total Payout Level %), and 30% of base salary for Mr. McNamara and 20% of base salary for Mr. Read. Totals for Total Payout Level % and CEO and CFO Actual Payout % (as a % of Base Salary) include such amounts.

For the first quarter, our operating profit percentage and ROIC were below target and our adjusted EPS was above target. For the second, third and fourth quarters, each of our operating profit percentage, ROIC and adjusted EPS were substantially above target. For the 2010 fiscal year, free cash flow was achieved at a maximum 200% payout level. On an aggregate basis, bonus payouts were 157.0% of target for Messrs. McNamara and Read.

Incentive Awards for NEOs other than the CEO and CFO

Mr. Clarke, President of our Infrastructure business unit, was eligible for a bonus based on achievement of the quarterly and annual company performance metric (i.e., the performance measures that applied to Messrs. McNamara and Read), as well as operating profit percentage, profit after interest percentage, inventory turns and vertical integration targets at the business unit level. Vertical integration is a measure of our vertical integration sales as a percentage of our revenues. Mr. Clarke's annual target bonus was 80% of base salary. Actual payout level opportunities ranged from 50% to 300% of target. The weightings of the performance metrics for Mr. Clarke were 20% for the company performance metric, 30% for business unit operating profit percentage, 20% for profit after interest percentage at his business unit, 20% for inventory turns at his business unit, and 10% for vertical integration at the corporate level. Business unit operating profit percentage and profit after interest were calculated on an adjusted non-GAAP basis consistent with the company performance metric and included a 15% annual cost of capital charge based on the average three month working capital balances. We treat the business unit performance measures as confidential. We set these measures at levels designed to motivate Mr. Clarke to achieve operating results at his business unit in alignment with our business strategy with payout opportunities at levels of difficulty consistent with our company performance metric. Payout levels for each performance measure ranged from 50% to 200% of target based on achievement of the performance measure, with no payout if the threshold performance level was not achieved. For performance levels between the 50% and 200% payout levels, straight line interpolation was used to arrive at the payout level. In addition, Mr. Clarke was eligible for a 300% payout level on his operating profit target if his business unit achieved a maximum level of performance for this metric. For other metrics, payouts at 300% could be achieved if the maximum operating profit performance was achieved and performance at the 200% level was achieved for the other metric. The 300% achievement levels were established based on setting difficult financial goals and intended to only provide a payout for outstanding performance.

Mr. Barbier, President of Flextronics Global Operations, was eligible for a bonus based on achievement of the quarterly and annual company performance metric (i.e., the performance measures that applied to Messrs. McNamara and Read), as well as various business unit performance metrics, including reduction in operating costs and vertical integration. Mr. Barbier's annual target bonus was 80% of base salary. Actual payout level opportunities ranged from 50% to 300% of target. The weightings of the performance metrics for Mr. Barbier were 20% for the company performance metric and 80% for the business unit metrics. For performance levels between the 50% and 200% payout levels, straight line interpolation was used to arrive at the payout level. Mr. Barbier only was eligible for a 300% payout level for any of the performance measures if his business unit achieved a maximum level of performance for the metric. Certain business unit metrics were calculated on an adjusted non-GAAP basis consistent with the company performance metric and included a 15% cost of capital charge based on the average three month working capital balances of the business units. We treat the business unit performance measures as confidential. We set these measures at levels designed to motivate Mr. Barbier to achieve operating results at his business unit in alignment with our business strategy with payout opportunities at levels of difficulty consistent with our company performance metric.

Mr. Widmann, President of Multek, was eligible for a bonus based on achievement of the quarterly and annual company performance metric (i.e., the performance measures that applied to Messrs. McNamara and Read), as well as operating profit percentage and revenue targets at the business unit level. Mr. Widmann's annual target bonus was 70% of base salary. Actual payout level opportunities ranged from 50% to 300% of target. The weightings of the performance metrics for Mr. Widmann were 20% for the company performance metric, 30% for business unit operating profit percentage and 50% for business unit revenue. For performance levels between the 50% and 200% payout levels, straight line interpolation was used to arrive at the payout level. Mr. Widmann only was eligible for a 300% payout level for any of the performance measures if his business unit achieved a maximum level of performance for the metric. Business unit operating profit percentage was calculated on an adjusted non-GAAP basis consistent with the company performance metric and included a 15% cost of capital charge based on the average three month working capital balances of the business unit. We treat the business unit performance measures as confidential. We set these measures at levels designed to motivate Mr. Widmann to achieve operating results at his business unit in alignment with our business strategy with payout opportunities at levels of difficulty consistent with our company performance metric.

The following table sets forth the actual quarterly and total payout levels, both as a percentage of target and of base salary, for Messrs. Clarke, Barbier and Widmann:

Period	M. Clarke Payout (% Target)	M. Clarke Actual Payout % (as a % of Base Salary)	F. Barbier Payout (% Target)	F. Barbier Actual Payout % (as a % of Base Salary)	W. Widmann Payout (% of Target)	W. Widmann Actual Payout % (as a % of Base Salary)
Q1	79.7%	16.0%	73.9%	14.8%	11.1%	1.9%
Q2	151.5%	30.3%	124.1%	24.8%	28.1%	4.9%
Q3	169.5%	33.9%	132.4%	26.5%	39.0%	6.8%
Q4	155.4%	31.1%	114.2%	22.8%	33.0%	5.8%
Annual (1)	10.3%	8.3%	8.9%	7.1%	0%	0%
Total	**155.4% (2)**	**124.3% (2)**	**126.0% (2)**	**100.9% (2)**	**33.8% (2)**	**23.7% (2)**

(1) Annual figures for Actual Payout % (as a % of Base Salary) represent annual catch-up payments for annual payout levels in excess of cumulative quarterly payout percentages.

(2) Fiscal year 2010 free cash flow (a component of the company performance metric) was $622,453, representing a maximum payout level percentage of 300%, and 4.8%, 4.8% and 4.2% of base salary for Messrs. Clarke, Barbier and Widmann, respectively. Totals include such amounts.

The Committee believes that bonuses awarded under our incentive bonus plan appropriately reflected the company's performance and appropriately rewarded the performance of the named executive officers.

Long-Term Incentive Programs

Long-Term Cash Incentive Awards

In prior years, the Committee has recommended and the Board has approved long-term cash incentive awards that allowed for named executive officers and certain other senior officers to earn cash bonuses based upon the achievement by the company of certain three-year performance targets. The Committee did not recommend any long-term cash incentive awards for our named executive officers in fiscal 2010. Commencing with fiscal 2011, the company has adopted a new performance-based deferred compensation plan which replaces the senior executive and senior management plans (see discussion below under *"Deferred Compensation"*) under which the company may make contributions in amounts up to 30% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), subject to the company meeting pre-established performance criteria. The contributions will cliff vest after four years.

Stock-Based Compensation

Stock Options and Share Bonus Awards

The Committee grants stock options and share bonus awards (the equivalent of restricted stock units), which are designed to align the interests of the named executive officers with those of our shareholders and provide each individual with a significant incentive to manage the company from the perspective of an owner, with an equity stake in the business. These awards are also intended to promote executive retention, as unvested stock options and share bonus awards generally are forfeited if the executive voluntarily leaves the company. Each stock option allows the executive officer to acquire our ordinary shares at a fixed price per share (the market price on the grant date) over a period of seven to ten years, thus providing a return to the officer only if the market price of the shares appreciates over the option term. Share bonus awards are structured as either service-based awards, which vest if the executive remains employed through the vesting period, or performance-based awards, which vest only if pre-established performance measures are achieved. Before the share bonus award vests, the executive has no ownership rights in our ordinary shares. The payouts are made in shares, so the value of the award goes up or down based on share price performance from the beginning of the grant, further aligning the interests of the executive to long-term shareholder value creation.

The size of the option grant or share bonus award to each executive officer generally is set at a level that is intended to create a meaningful opportunity for share ownership based upon the individual's current position with the company, but the Committee and Board also take into account (i) the individual's potential for future responsibility and promotion over the term of the award, (ii) the individual's performance in recent periods, and (iii) the number of options and share bonus awards held by the individual at the time of grant. In addition, the Committee and Board consider competitive equity award data, and determine award size consistent with the Committee's and our Board's objective of setting long-term incentive compensation at a competitive level in relation to our peer companies, subject to individual variances. The Committee and Board also consider annual share usage and overall shareholder dilution when determining the size of equity awards.

Commencing with fiscal year 2011, the Committee's policy is to set long-term incentive compensation (which is deemed to include contributions to the deferred compensation plan) at between the 60th and 65th percentiles of our peer companies, subject to individual variances. For fiscal 2011, the Committee has determined that equity awards for executives and other senior officers generally will be allocated 50% performance-based share bonus awards and 50% service-based share bonus awards. The Committee determined to use this mix of equity awards for fiscal 2011, given that the executives received significant option grants in fiscal 2009 and to limit the dilutive effect of equity awards. In addition, the Committee believed that the relative total shareholder return metric used for the performance-based awards was a more appropriate performance measure and furthered the performance-based philosophy of our compensation programs. Service-based share bonus awards will cliff vest 50% after three years and 50% after four years, and performance-based share bonus awards will vest 50% after three years and 50% after four years, depending on performance. Vesting of the performance-based awards will depend on the company achieving levels of total shareholder return relative to the average of the Standard & Poor's 500 Index total shareholder return as follows:

	Flextronics TSR as a % of S&P 500 Index Average TSR	**Awards Earned as a % of Target Awards**
Maximum	**Above 150% of S&P Average**	150%
	125% of S&P Average	125%
Target	**100% of S&P Average**	100%
	50% of S&P Average	50%
Threshold	**Below 50% of S&P Average**	0%

Administration of Equity Award Grants

The Committee grants options with exercise prices set at the market price on the date of grant, based on the closing market price. Our current policy is that options and share bonus awards granted to executive officers are only made during open trading windows. Awards are not timed in relation to the release of material information. Our current policy provides that grants to non-executive new hires and follow on grants to non-executives are made on pre-determined dates in each fiscal quarter.

Grants During Fiscal Year 2010

As discussed above under *"Competitive Positioning,"* the Committee recommended and our Board approved additional equity grants during the second half of fiscal 2009 in response to the global economic crisis for retention and incentive purposes. As a result of these equity grants, the Committee determined that it was not appropriate to grant equity awards in fiscal 2010. The Committee determined that our named executive officers and other executives and senior officers held sufficient unvested equity awards and also wanted to moderate shareholder dilution and reduce the company's average three-year burn rate to bring it closer to the three-year average burn rate for companies in our peer group.

Option Exchange Program

On July 14, 2009, we launched an exchange offer under which eligible employees had the opportunity to voluntarily exchange their eligible stock options granted under certain of our equity compensation plans for a lesser amount of replacement stock options granted under one of our current equity incentive plans with new exercise prices equal to the closing price of our ordinary shares on the date of exchange (the "Exchange"). The Exchange offer generally was open to all of our active U.S. and international employees, but was not open to our directors or our executive officers. To be eligible for exchange an option must: (i) have had an exercise price of at least $10.00 per share, (ii) have been outstanding, and (iii) have been granted at least 12 months prior to the commencement date of the Exchange offer. All replacement option grants were subject to a vesting schedule of two, three or four years from the date of grant of the replacement options depending on the remaining vesting period of the option grants surrendered for cancellation in the Exchange. The number of replacement options an eligible employee received in exchange for an eligible option grant was determined by an exchange ratio applicable to that option. Stock options with exercise prices between $10.00 and $11.99 were exchangeable for new options at a rate of 1.5 existing options per new option grant, and stock options with exercise prices of $12.00 or more were exchangeable at a rate of 2.4 existing options per new option grant. The Exchange was completed on August 11, 2009. Approximately 27.9 million stock options were tendered in the Exchange, and approximately 16.9 million replacement options were granted with an exercise price of $5.57, a weighted average vesting term of 1.58 years, and a contractual life of seven years. The Exchange was accounted for as a modification of the existing option awards tendered in the Exchange. As a result of the Exchange, we will recognize approximately $1.8 million in incremental compensation expense over the expected service period of the replacement options vesting terms.

Mr. Barbier was eligible to participate in the Exchange, as he was not then an executive officer (he was designated an executive officer in December 2009). In connection with the Exchange, Mr. Barbier tendered 738,542 options and was granted 457,724 replacement options with an exercise price of $5.57. The incremental compensation expense associated with Mr. Barbier's replacement options was $6,106.

Deferred Compensation

Each of the named executive officers participates in a deferred compensation plan or arrangement. These plans and arrangements are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Mr. McNamara participates in the company's senior executive deferred compensation plan (referred to as the senior executive plan). Following his appointment as Chief Financial Officer, Mr. Read also became a participant in the senior executive plan effective January 1, 2009. Mr. Read participated in the company's senior management deferred compensation plan (referred to as the senior management plan) prior to his appointment as Chief Financial Officer. Messrs. Clarke and Barbier participate in the senior management plan, and Mr. Widmann participates in an individual deferral arrangement. As discussed below, we have made deferred long-term incentive bonuses so that a significant component of the named executive officers' compensation serves a retentive purpose, as the bonuses only will vest if the executive remains in the company's active employment. In structuring the executive deferred compensation arrangements, the Committee and the Board also sought to provide an additional long-term savings plan for the executives in recognition that we do not otherwise provide these executives with a pension plan or any supplemental executive retirement benefits. Beginning in fiscal 2011, we have replaced the senior executive and senior management plans with a new deferred compensation plan that will allow for U.S. participants to defer salary and bonus without any company match. We also plan to make performance-based annual contributions, subject to the company meeting pre-established business performance criteria, in amounts up to 30% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), which will cliff vest after four years.

Deferred Compensation for Messrs. McNamara and Read. Under the senior executive plan, a participant may defer up to 80% of his salary and up to 100% of his cash bonuses. In addition, at the Committee's and the Board's discretion, awards for deferred long-term incentive bonuses may be awarded in return for services to be performed in the future. During fiscal year 2006, the Committee recommended and the Board approved a deferred bonus for Mr. McNamara of $5,000,000. The deferred bonus (together with earnings) for Mr. McNamara vested as follows: (i) 10% vested on April 1, 2006; (ii) 15% vested on April 1, 2007; (iii) 20% vested on April 1, 2008; (iv) 25% vested on April 1, 2009; and (v) 30% vested on April 1, 2010.

During fiscal year 2009, in recognition of his appointment as Chief Financial Officer, the Committee recommended and the Board approved an initial one-time funding payment of $2,000,000 for Mr. Read in the senior executive plan. The deferred bonus (together with earnings) for Mr. Read will vest as follows: (i) 10% vested on January 1, 2010; (ii) 15% will vest on January 1, 2011; (iii) 20% will vest on January 1, 2012; (iv) 25% will vest on January 1, 2013; and (v) 30% will vest on January 1, 2014. Prior to his appointment as Chief Financial Officer, Mr. Read was a participant in the senior management plan. As part of the annual contribution, Mr. Read was eligible to receive a contribution equal to 30% of his base salary. Past contributions (together with earnings) will vest as follows: (i) one-third will vest on July 1, 2012; (ii) one-half of the remaining balance will vest on July 1, 2013; and (iii) the remaining balance will vest on July 1, 2014.

Any unvested portions of the deferred bonus for Mr. Read (with respect to his senior executive plan account) will become 100% vested upon a change of control (as defined in the senior executive plan) if he is employed at that time or if his employment is terminated as a result of death or disability. Other than in cases of death or disability or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement. With respect to Mr. Read's senior management plan account, 100% will become vested in the case of his death and a percentage of the unvested portion of Mr. Read's senior management account will become vested in the event of a change of control (as defined in the senior management plan), in an amount equal to the number of months of completed service from July 1, 2005 through July 1, 2014, divided by 108. Any portion of his senior management plan account that remains unvested after a change of control shall continue to vest in accordance with the original vesting schedule.

Deferred Compensation for Mr. Clarke. During fiscal year 2008, the Committee recommended and the Board approved an initial one-time funding payment of $366,355 for Mr. Clarke in the senior management plan. Mr. Clarke also received a contribution equal to 15% of his base salary in fiscal 2009. The percentage of deferred compensation for Mr. Clarke has been revised to reflect his participation in the company's Canadian defined contribution pension program as well as other benefits provided to him as part of his expatriate assignment package. During fiscal year 2010, the Committee did not recommend and the Board did not approve any contribution under the senior management plan. Past contributions (together with earnings) under the senior management plan will vest as follows: (i) one-third will vest on July 1, 2012; (ii) one-half of the remaining balance will vest on July 1, 2013; and (iii) the remaining balance will vest on July 1, 2014.

Deferred Compensation for Mr. Barbier. During fiscal year 2005, the Committee recommended and the Board approved an initial one-time funding payment of $250,000 for Mr. Barbier in the senior management plan. Beginning with July 2005, Mr. Barbier has received and may continue to receive a contribution equal to 30% of his base salary. During fiscal year 2010, the Committee recommended that no contribution be made under the senior management plan. Past contributions (together with earnings) will vest as follows: (i) one-third will vest on July 1, 2011; (ii) one-half of the remaining balance will vest on July 1, 2012; and (iii) the remaining balance will vest on July 1, 2013.

Any unvested portions of the deferral accounts of Messrs. Clarke and Barbier will become 100% vested if their employment is terminated as a result of death. In the event of a change of control (as defined in the senior management plan), a portion of the deferral account will vest, calculated as a percentage equal to the number of service months from July 1, 2007 to July 1, 2014, divided by 84 for Mr. Clarke, and the number of months from July 1, 2005 to July 1, 2013, divided by 96 for Mr. Barbier. Any portion of their deferral accounts that remains unvested after a change of control shall continue to vest in accordance with the original vesting schedule. Other than in cases of death or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement.

Deferred Compensation for Mr. Widmann. In fiscal years 2006 and 2007, Mr. Widmann was awarded aggregate deferred bonuses of $3,000,000 in return for services to be performed in the future. These deferred bonuses were credited to a brokerage account. The deferred bonuses (together with earnings) for Mr. Widmann vest as follows: (i) 10% vested on July 1, 2007; (ii) an additional 15% vested on July 1, 2008; (iii) an additional 20% vested on July 1, 2009; (iv) an additional 25% will vest on July 1, 2010; and (v) an additional 30% will vest on July 1, 2011, provided Mr. Widmann continues to be employed by the company. 100% of the deferred bonus will be paid to Mr. Widmann if his employment is terminated as a result of his death. In the event of a change of control of the company, any unvested deferred bonus will vest based on the percentage of his completed months of service with the company during the six-year period from July 1, 2005 through July 1, 2011.

For additional information about (i) executive contributions to the named executive officers' deferral accounts, (ii) company contributions to the deferral accounts, (iii) earnings on the deferral accounts, and (iv) deferral account balances as of the end of fiscal year 2010, see the section entitled "***Executive Compensation – Nonqualified Deferred Compensation in Fiscal Year 2010***." The deferral accounts are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of the company's other general obligations.

Benefits

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the named executive officers. In fiscal year 2010, we paid the premiums on long-term disability insurance for Messrs. McNamara and Read, and reimbursed Mr. Clarke for costs associated with his international assignment. In addition, we reimbursed

Messrs. McNamara and Read for FICA and Medicare taxes due upon the partial vesting of their deferred bonuses. We also provide a company vehicle for Messrs. Barbier, Clarke and Widmann. These and certain other benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

While company aircraft are generally used for company business only, our Chief Executive Officer and Chief Financial Officer and their spouses and guests may be permitted to use company aircraft for personal travel. We calculate the incremental cost to the company for use of the company aircraft by using an hourly rate for each flight hour. The hourly rate is based on the variable operational costs of each flight, including fuel, maintenance, flight crew travel expense, catering, communications and fees, including flight planning, ground handling and landing permits. To the extent any travel on company aircraft resulted in imputed income to the executive officer in fiscal year 2010, the company provided gross-up payments to cover the executive officer's personal income tax due on such imputed income. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

401(k) Plan; Canadian and French Defined Contribution Pension Plans

Under our 401(k) Plan, all of our employees are eligible to receive matching contributions. We do not provide an excess 401(k) plan for our executive officers. Mr. McNamara participated in the program in fiscal year 2010.

In response to the global economic downturn, we reviewed all employee-related expenses and explored ways to control these expenses. Effective March 15, 2009, the company suspended the matching pre-tax 401(k) contributions made to the 401(k) Plan for all U.S. employees classified by the company as salaried (exempt) employees. The match was not suspended for employees participating in the plan who are classified by the company as hourly (non-exempt) employees. The match for Mr. McNamara was also suspended as a result of this action. Effective January 1, 2010, 401(k) matching contributions were re-instated. In addition, the company has instituted a new discretionary matching contribution. The amount of any discretionary contribution will be based on company performance and other economic factors as determined at the end of the following corporate fiscal year.

Mr. Clarke participates in the company's Canadian Defined Contribution pension plan. The Canadian plan is made up of three components, as follows: (i) the Defined Contribution (DC) Pension Plan, where Flextronics makes monthly contributions equal to 2% of an employee's earnings; (ii) a Group Registered Retirement Savings Plan (RRSP)/After Tax Savings Vehicle (ATSV), where employees can make optional contributions to a Group RRSP/ATSV; and (iii) a Deferred Profit Sharing Plan (DPSP), where Flextronics will match any contributions made to the Group RRSP/ATSV. The company will match 50% of the first 6% of the earnings contributed by an employee.

Mr. Barbier participates in defined contribution pension schemes mandated under French law, under which the company makes contributions currently aggregating approximately 12.4% of his base salary.

Mr. Widmann participates in the Multek pension plan. These benefits are described in the section entitled "***Executive Compensation – Pension Benefits in Fiscal Year 2010.***"

Other Benefits

Executive officers are eligible to participate in all of the company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law.

Termination and Change of Control Arrangements

The named executive officers are entitled to certain termination and change of control benefits under their deferred compensation plans and under certain of their equity awards. These benefits are described and quantified under the section entitled "***Executive Compensation—Potential Payments Upon Termination or Change of Control.***" As described in that section, if there is a change of control of the company, the entire unvested portion of the deferred compensation account of Mr. Read under the senior executive plan will accelerate, and a percentage of the unvested portion of Messrs. Read's, Clarke's, Barbier's and Widmann's deferred compensation accounts under the senior management plan will accelerate based on their respective periods of service. As of April 2010, Mr. McNamara was fully vested under the senior executive plan. Under the terms of certain of our equity incentive plans and the form of share bonus award agreement used for certain of our grants of share bonus awards to our employees (including our executives), in the event of a change of control, each outstanding stock option and each unvested share bonus award with such a provision shall automatically accelerate, provided that vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced. Under the terms of certain of our equity plans, the Committee has the discretion to provide that certain awards may automatically accelerate upon an involuntary termination of service within a designated time period following a change of control, even if such awards are assumed or replaced. In addition, certain of Mr. McNamara's options are subject to acceleration if there is a change of control and his employment is terminated or his duties are substantially changed. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that might offer greater security absent these arrangements. The Committee determined that a single trigger for acceleration of the executives' deferred compensation accounts was appropriate in order to provide certainty of vesting for benefits that represent the executives' primary source of retirement benefits. With respect to the acceleration provisions under the company's stock incentive plans, the Committee believes that these provisions provide our Board with appropriate flexibility to address the treatment of options and share bonus awards in a merger or similar transaction that is approved by our Board, while providing appropriate protections to our executives and other employees in transactions which are not approved by our Board. With respect to certain of Mr. McNamara's options, the acceleration of vesting of options only occurs if Mr. McNamara remains with the company through the change of control and is terminated or his duties are substantially changed, commonly referred to as a "double trigger."

In addition to the foregoing arrangements, Mr. Barbier and Mr. Clarke are entitled to certain severance benefits upon their termination. Pursuant to a collective bargaining agreement, Mr. Barbier would be entitled to severance benefits in the event his employment is terminated, consisting of a lump sum cash payment equal to 18 months of his base salary. Pursuant to the terms of Mr. Clarke's original offer of employment, in the event of termination of his employment without cause, the company is obligated to pay Mr. Clarke 12 months of severance in accordance with applicable law.

Executive Stock Ownership Guidelines

To more closely align the interests of our management with those of our shareholders, our Board of Directors, upon the recommendation of the Committee, adopted stock ownership guidelines for all of our executive officers and direct reports of the chief executive officer. The ownership guidelines provide for our executive officers to own a minimum number of our ordinary shares, which (i) for our CEO, is the number of shares having a value equal to at least four times his annual base salary, (ii) for our CFO, is the number of shares having a value equal to at least two and one-half times his annual base salary and (iii) for all of our other executive officers and CEO direct reports, is the number of shares having a value equal to at least one and one-half times his or her annual base salary. All ordinary shares held by our executives, as well as the value of fully-vested stock options (net of the value of taxes), count toward these goals. The guidelines provide for our executives to reach these goals within five years of the date that the Board approved the guidelines or the date they joined the company, whichever is later, and to hold such a minimum number of shares for as long as he or she is an officer.

Executive Incentive Compensation Recoupment Policy

In May 2010, the Committee recommended and our Board adopted an Executive Incentive Compensation Recoupment Policy. The policy covers our executive officers and direct reports of our chief executive officer, and applies to bonuses or awards under the company's short and long-term incentive bonus plans, awards under our equity incentive plans, and contributions under our deferred compensation plans where the contributions are based on the achievement of financial results. In the event of a material restatement of financial results where a covered officer engaged in fraud or misconduct that caused the need for the restatement, the Board will have discretion to recoup incentive compensation of any covered officer if and to the extent the amount of compensation which was paid or which vested would have been lower if the financial results had been properly reported. In the case of equity awards that vested based on the achievement of financial results that were subsequently reduced, the Board also may seek to recover gains from the sale or disposition of vested shares (including shares purchased upon the exercise of options that vested based on the achievement of financial results). In addition, the Board will have discretion to cancel outstanding equity awards where the financial results which were later restated were considered in granting such awards. The Board only may seek recoupment in cases where the restatement shall have occurred within 36 months of the publication of the audited financial statements that have been restated.

Compensation Risk Assessment

With the assistance of Radford, the Committee reviewed our compensation policies and practices and determined that our compensation programs do not encourage excessive or inappropriate risk-taking. The Committee believes that the design and mix of our compensation programs appropriately encourage our executive and senior officers to focus on the creation of long-term shareholder value. In its review, the Committee noted the following features:

- our incentive bonus plan uses several performance measures at the corporate level, as well as different performance measures for our business unit executives;
- payout levels are capped under our incentive bonus plan and payout opportunities may be achieved on a straight line interpolation basis between threshold and target levels, and generally between the target and maximum levels;
- non-GAAP adjustments are made to align achievement of performance measures with our business strategy; all non-GAAP adjustments are subject to Committee approval to assure that actual payout levels appropriately reflect company and business unit performance; and
- long-term incentive compensation (both equity and cash) constitute a significant portion of executives' and senior officers' compensation, thereby focusing such individuals on enhancing long-term shareholder value.

Based on its review of market trends and best practices, the Committee recommended and our Board approved certain changes to our compensation policies and practices, which became effective in fiscal year 2011. See ***"Compensation Discussion and Analysis – Fiscal Year 2011 Changes in Executive Compensation"*** above. The Committee believes that the adoption of stock ownership guidelines and an incentive compensation recoupment policy will further align executives' and senior officers' interests with our shareholders and mitigate risk relating to our compensation programs.

EXECUTIVE COMPENSATION

The following table sets forth the fiscal year 2008, 2009 and 2010 compensation for:

- Michael M. McNamara, our chief executive officer;
- Paul Read, our current chief financial officer; and
- Michael J. Clarke, Francois Barbier and Werner Widmann, the three other most highly compensated executive officers serving as executive officers at the end of our 2010 fiscal year.

The executive officers included in the Summary Compensation Table are referred to in this joint proxy statement as our named executive officers. A detailed description of the plans and programs under which our named executive officers received the following compensation can be found in the section entitled "***Compensation Discussion and Analysis***" beginning on page 39 of this joint proxy statement. Additional information about these plans and programs is included in the additional tables and discussions which follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position (1)(2)	Year	Salary ($) (3)	Bonus ($) (4)	Stock Awards ($) (5)	Option Awards ($) (6) (7)	Non-Equity Incentive Plan Compensation ($) (8)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (9)	All Other Compensation ($) (10)	Total ($)
Michael M. McNamara	**2010**	**$ 1,250,000**	**$ 1,820,925**	—	—	$ 2,942,814	$ 1,686,577	$ 55,452	$ 7,755,768
Chief Executive Officer	2009	$ 1,250,000	$ 812,895	$ 5,206,000	$ 20,849,600	$ 2,062,500	—	$ 83,183	$ 30,264,178
	2008	$ 1,250,000	$ 2,200,000	$ 6,762,000	—	$ 3,750,000	—	$ 23,522	$ 13,985,522
Paul Read	**2010**	**$ 600,000**	**$ 217,361**	—	—	$ 941,701	$ 208,733	$ 52,251	$ 2,020,046
Chief Financial Officer	2009	$ 584,375	—	$ 1,588,500	$ 8,106,400	$ 655,050	—	$ 31,390	$ 10,965,715
Michael J. Clarke	**2010**	**$ 550,000**	—	—	—	$ 683,660	—	$ 375,018	$ 1,608,678
President, Infrastructure	2009	$ 550,000	—	$ 898,400	$ 3,092,400	$ 511,422	—	$ 341,686	$ 5,393,908
Francois Barbier	**2010**	**$ 499,838**	—	—	$ 6,106	$ 504,301	$ 111,924	$ 70,001	$ 1,192,170
President, Global Operations									
Werner Widmann	**2010**	**$ 441,766**	**$ 674,721**	—	—	$ 104,538	$ 378,049	$ 24,098	$ 1,623,172
President, Multek	2009	$ 418,604	$ 240,754	$ 898,400	$ 2,061,600	$ 240,723	—	$ 23,200	$ 3,883,281
	2008	$ 464,753	$ 343,529	$ 1,127,000	—	$ 487,345	$ 124,816	$ 183,593	$ 2,731,036

(1) Information for fiscal years 2008 and 2009 is not included for Mr. Barbier, who was appointed an executive officer during fiscal year 2010. Information for fiscal year 2008 is not included for Messrs. Read and Clarke, each of whom was appointed an executive officer during fiscal year 2009.

(2) All compensation paid to and benefits for Mr. Widmann and Mr. Barbier, other than stock awards and option awards, were paid in Euros. For fiscal years 2010 and 2009, Mr. Widmann's base salary in Euros was €327,349 and for fiscal year 2008, his base salary in Euros was €312,000. For fiscal year 2010, Mr. Barbier's base salary in Euros was €370,370. The amounts have been converted into dollars based on the prevailing exchange rates at the end of the 2010, 2009 and 2008 fiscal years, respectively. Mr. Clarke's salary and non-equity incentive plan bonus are denominated in United States dollars and converted to Canadian dollars immediately prior to payout using the prevailing exchange rate on the effective date of the beginning of the pay periods beginning in January and July of each year.

(3) Mr. McNamara contributed a portion of his fiscal year 2010 salary to his 401(k) savings plan account. All amounts contributed are included under this column.

(4) For fiscal year 2010, this column shows the unvested portions of: Mr. McNamara's deferred compensation account that vested on April 1, 2010, Mr. Read's deferred compensation account that vested on January 1, 2010 and Mr. Widmann's deferred compensation account that vested on July 1, 2009. For additional information about the company's deferred compensation arrangements, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2010 Executive Compensation – Deferred Compensation***" beginning on page 54 of this joint proxy statement and the discussion under the section entitled "***Nonqualified Deferred Compensation in Fiscal Year 2010***" beginning on page 66 of this joint proxy statement.

(5) Stock awards consist of service-based and performance-based share bonus awards. The amounts in this column do not reflect compensation actually received by the named executive officers nor do they reflect the actual value that will be recognized by the named executive officers. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal years 2009 and 2008, calculated in accordance with FASB ASC Topic 718. There were no stock awards granted to the named executive officers in fiscal year 2010. For additional information regarding the assumptions made in calculating the amounts reflected in this column, see the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2010, included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010. Performance-based awards granted in fiscal year 2009 were valued based on the probability of achievement. Additional compensation of $1,059,000 for Mr. McNamara, $529,500 for Mr. Read, and $112,300 for each of Messrs. Clarke and Widmann, respectively, would be recognized if the maximum payout was achieved.

(6) The amounts in this column do not reflect compensation actually received by the named executive officers nor do they reflect the actual value that will be recognized by the named executive officers. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal year 2009, calculated in accordance with FASB ASC Topic 718. There were no option grants to the named executive officers in fiscal years 2010 and 2008, except as described in the next sentence. The amounts in this column for Mr. Barbier for fiscal year 2010 reflects the incremental fair value resulting from the modification of certain of Mr. Barbier's options pursuant to the company's 2009 option exchange program.

(7) Our executive officers were not eligible to participate in the company's 2009 option exchange program, which expired on August 11, 2009. Mr. Barbier, however, was appointed an executive officer on December 7, 2009, and was therefore eligible to participate in the program. In connection with the option exchange, Mr. Barbier tendered 738,542 options with a weighted average exercise price of $11.01 and was granted 457,724 replacement options with an exercise price of $5.57. The option exchange was accounted for as a modification of the existing option awards tendered in the exchange, and as a result the incremental fair value associated with Mr. Barbier's options was $6,106. No other named executive officers were eligible to participate in the exchange. Information regarding the assumptions made in calculating the amounts reflected in this column for the option exchange and grants made in fiscal year 2009, are included in the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2010, included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(8) The amounts in this column represent incentive cash bonuses earned in fiscal year 2010. For additional information, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2010 Executive Compensation – Incentive Bonus Plan***."

(9) The amounts in this column represent, in the case of Mr. Widmann, the sum of (A) the increase in the actuarial present value of his accrued pension benefits and (B) above market earnings on his nonqualified deferred compensation account. In the cases of Messrs. McNamara, Read, Clarke and Barbier, the amounts in this column represent the above-market earnings on their nonqualified deferred compensation accounts in each respective fiscal year. As discussed under the section

entitled "***Pension Benefits in Fiscal Year 2010***" beginning on page 66 of this joint proxy statement, Mr. Widmann participates in the Multek Multilayer Technology Gmbh & Co., KG Pension Plan. During fiscal years 2010, 2009 and 2008, the actuarial present value of Mr. Widmann's pension benefits increased by $46,688, $505 and $28,564, respectively. None of our other named executive officers participates in any defined benefit or actuarial pension plans. The Pension Benefits in Fiscal Year 2010 table on page 66 of this joint proxy statement includes the assumptions used to calculate the increase in the actuarial present value of pension benefits for Mr. Widmann. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to the named executive officers' deferred compensation accounts. See the Nonqualified Deferred Compensation in Fiscal Year 2010 table on page 67 of this joint proxy statement for additional information.

(10) The following table provides a breakdown of the compensation included in the "All Other Compensation" column for fiscal year 2010:

Name	Defined Contribution Plan Company Contributions ($)(1)	Medical/ Enhanced Long-Term Disability ($)(2)	Personal Aircraft Usage ($)(3)	Relocation/ Expatriate Assignment Expenses ($)(4)	Tax Reimbursements ($)(5)	Miscellaneous ($)(6)	Total ($)
Michael M. McNamara	$ 9,200	$ 1,261	$ 25,954	—	$ 19,037	—	$ 55,452
Paul Read	—	$ 956	$ 25,023	—	$ 25,772	$ 500	$ 52,251
Michael J. Clarke	$ 60,706 (7)	—	—	$ 123,402	$ 165,000	$ 25,910	$ 375,018
Francois Barbier	$ 49,984	$ 1,879	—	—	—	$ 18,138	$ 70,001
Werner Widmann	—	$ 3,045	—	—	—	$ 21,053	$ 24,098

(1) The amounts in this column represent company matching contributions to the 401(k) saving plan accounts for Mr. McNamara. In the case of Mr. Clarke, it represents the company matching contribution to Mr. Clarke's after-tax savings account in the company's Canadian retirement program. In the case of Mr. Barbier, it represents company contributions to the mandatory pension programs under applicable French law.

(2) For Mr. McNamara and Mr. Read, the amounts in this column represent the company's contribution to the executive long-term disability program which provides additional benefits beyond the basic employee long-term disability program. For Mr. Widmann and Mr. Barbier, the amounts represent reimbursements for health care costs.

(3) The amounts in this column represent the aggregate incremental costs resulting from the personal use of the company aircraft. Costs include a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and travel expenses for the flight crew. It excludes non-variable costs which would have been incurred regardless of whether there was any personal use of aircraft.

(4) For fiscal year 2010, this amount represents the costs associated with Mr. Clarke's international assignment and includes rent and home management costs of $68,158 while on assignment in the United States, education reimbursement of $52,008 and $3,236 of other related costs.

(5) For Mr. McNamara, this amount represents the sum of (A) $13,327 for the reimbursement of taxes with respect to Medicare taxes due on Mr. McNamara's vested deferred compensation amounts for the

2010 fiscal year and (B) $5,710 related to taxes due as a result of the personal use of the company aircraft. For Mr. Read, this amount represents the sum of (A) $13,384 related to taxes with respect to the personal use of company aircraft, (B) $2,972 related to foreign taxes paid in fiscal 2010 relating to tax amounts owing with respect to fiscal year 2007 and (C) $9,416 for reimbursement taxes with respect to Medicare, social security and state disability insurance taxes due on Mr. Read's vested deferred compensation amounts for the 2010 fiscal year. For Mr. Clarke, this amount represents reimbursement for the incremental taxes estimated to be due as a result of his international assignment. Amounts in this column for Mr. Clarke are estimates. Actual tax amounts will only be known upon completion of tax filings in both the United States and Canada.

(6) The amount disclosed for Mr. Read represents $500 paid for tax filing assistance. For Messrs. Barbier Clarke, and Widmann, the amounts represent payments associated with the provision of a company car.

(7) All company contributions to Mr. Clarke's after-tax savings account in the company's Canadian retirement program were paid in Canadian dollars and have been converted into United States dollars based on the prevailing exchange rate at the end of the 2010 fiscal year. Amounts for Messrs. Barbier and Widmann have been converted into dollars from the Euro based on the prevailing exchange rate at the end of the 2010 fiscal year.

Grants of Plan-Based Awards in Fiscal Year 2010

The following table presents information about non-equity awards we granted in our 2010 fiscal year to our named executive officers. We did not grant any stock options or share bonus awards to our named executive officers during our 2010 fiscal year, other than options granted to Mr. Barbier pursuant to the company's 2009 option exchange program. The awards included in this table consist of awards under our annual incentive cash bonus program.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)			
Michael M. McNamara	—	$ 937,500 (1)	$ 1,875,000 (1)	$ 3,750,000 (1)	—	—	—
Paul Read	—	$ 300,000 (1)	$ 600,000 (1)	$ 1,200,000 (1)	—	—	—
Michael J. Clarke	—	$ 220,000 (1)	$ 440,000 (1)	$ 1,320,000 (1)	—	—	—
Francois Barbier	—	$ 199,930 (1)	$ 399,860 (1)	$ 1,199,580 (1)	—	—	—
	8/11/2009	—	—	—	457,724 (2)	$ 5.57 (2)	$ 6,106 (2)
Werner Widmann	—	$ 154,618 (1)	$ 309,236 (1)	$ 927,708 (1)	—	—	—

(1) These amounts show the range of possible payouts under our incentive cash bonus program for fiscal year 2010. The maximum payment for Messrs. McNamara and Read represents 200% of the target payment. The maximum payment for our other named executive officers is approximately 300%. The threshold payment for each named executive officer represents 50% of target payout levels. Amounts actually earned in fiscal year 2010 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2010 Executive Compensation – Incentive Bonus Plan***" beginning on page 47 of this joint proxy statement.

(2) In connection with the company's 2009 option exchange program, Mr. Barbier tendered 738,542 options with a weighted average exercise price of $11.01 and was granted 457,724 replacement options with an exercise price of $5.57. The option exchange was accounted for as a modification of the existing option awards tendered in the exchange, and as a result the incremental fair value associated with Mr. Barbier's

options was $6,106. No other named executive officers were eligible to participate in the exchange. Information regarding the assumptions made in calculating the amounts reflected in this column for the option exchange are included in the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements, included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table presents information about outstanding options and stock awards held by our named executive officers as of March 31, 2010. The table shows information about:

- stock options,
- service-based share bonus awards, and
- performance-based share bonus awards.

The market value of the stock awards is based on the closing price of our ordinary shares as of March 31, 2010, which was $7.84. Market values shown assume all performance criteria are met and the maximum value is paid. For additional information, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2010 Executive Compensation – Long-Term Incentive Programs – Stock-Based Compensation***" beginning on page 52 of this joint proxy statement.

	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#) (1)	($)
Michael M. McNamara	150,000	—	—	$ 13.98	09/21/2011	—	—	—	—
	2,000,000	—	—	$ 7.90	07/01/2012	—	—	—	—
	600,000	—	—	$ 8.84	09/03/2012	—	—	—	—
	200,000	—	—	$ 11.53	08/23/2014	—	—	—	—
	3,000,000	—	—	$ 12.37	05/13/2015	—	—	—	—
	685,416	14,584 (2)	—	$ 11.23	04/17/2016	—	—	—	—
	874,999	1,125,001 (3)	—	$ 10.59	06/02/2015	—	—	—	—
	—	874,999 (4)	1,125,001 (5)	$ 10.59	06/02/2015	—	—	—	—
	500,000	1,500,000 (6)	—	$ 2.26	12/05/2015	—	—	—	—
	500,000	1,500,000 (6)	—	$ 1.94	03/02/2016	—	—	—	—
	—	—	—	—	—	483,333 (7)	$ 3,789,331	725,000	$ 5,684,000

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Paul Read	12,500	—	—	$ 23.19	12/20/2010	—	—	—	—
	623	—	—	$ 23.02	07/06/2011	—	—	—	—
	30,000	—	—	$ 15.90	10/01/2011	—	—	—	—
	80,000	—	—	$ 16.57	01/09/2014	—	—	—	—
	20,000	—	—	$ 10.34	07/01/2013	—	—	—	—
	50,000	—	—	$ 13.18	09/28/2014	—	—	—	—
	125,000	—	—	$ 12.05	10/29/2014	—	—	—	—
	306,249	393,751 (8)	—	$ 10.59	06/02/2015	—	—	—	—
	—	306,249 (9)	393,751 (10)	$ 10.59	06/02/2015	—	—	—	—
	300,000	1,500,000 (11)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	70,000 (12)	$ 548,800	280,000	$ 2,195,200
Michael J. Clarke	244,791	5,209 (13)	—	$ 10.78	04/13/2016	—	—	—	—
	262,499	337,501 (14)	—	$ 10.59	06/02/2015	—	—	—	—
	—	450,000 (15)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	90,000 (16)	$ 705,600	140,000	$ 1,097,600
Francois Barbier	—	457,724 (17)	—	$ 5.57	08/11/2016	—	—	—	—
	—	450,000 (18)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	70,000 (19)	$ 548,800	170,000	$ 1,332,800
Werner Widmann	3,000	—	—	$ 5.87	10/08/2012	—	—	—	—
	90,000	—	—	$ 10.34	07/01/2013	—	—	—	—
	10,000	—	—	$ 16.57	01/09/2014	—	—	—	—
	50,000	—	—	$ 13.18	09/28/2014	—	—	—	—
	100,000	—	—	$ 12.05	10/29/2014	—	—	—	—
	174,999	225,001 (20)	—	$ 10.59	06/02/2015	—	—	—	—
	—	300,000 (21)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	70,000 (22)	$ 548,800	170,000	$ 1,332,800

(1) This column shows performance-based share bonus awards that vest annually or cliff vest over three, four or five years if we achieve pre-determined year-over-year adjusted EPS growth rates or adjusted operating profit growth rates, provided that if one or more of the annual adjusted EPS growth targets or adjusted operating profit targets is not met, the unvested portion may be recouped if the subsequent period's cumulative target is met. Awards for Mr. McNamara vest over four years or cliff vest after three years, subject to achievement of the performance conditions. Awards for Messrs. Read, Widmann and Barbier vest over five years or cliff vest after three years, and awards for Mr. Clarke cliff vest after three years, in each case subject to the achievement of performance conditions. The amounts disclosed in this column represent the maximum number of shares that could vest under each performance-based share bonus award.

(2) These stock options vest on April 17, 2010.

(3) These stock options vest monthly from April 2, 2010 through June 2, 2012.

(4) These options have vested but may only be exercised if the trading price of our ordinary shares is at least $12.50 per share.

(5) 1,125,001 options will vest monthly from April 2, 2010 through June 2, 2012, provided that these options may only be exercised if the trading price of our ordinary shares is at least $12.50 per share.

(6) 500,000 of these stock options vest annually on June 2, 2010, 2011 and 2012.

(7) 75,000 shares vest annually on May 1, 2010 and 2011, 166,667 shares vest on March 2, 2011, and 166,666 shares vest on March 2, 2012.

(8) These stock options vest monthly from April 2, 2010 through June 2, 2012.

(9) These options have vested but may only be exercised if the trading price of our ordinary shares is at least $12.50 per share.

(10) 393,751 options will vest monthly from April 2, 2010 through June 2, 2012, provided that these options may only be exercised if the trading price of our ordinary shares is at least $12.50 per share.

(11) 500,000 stock options vest annually on June 2, 2010, 2011 and 2012.

(12) 10,000 shares vest annually on April 3, 2010 and 2011, and 50,000 shares cliff vest on May 1, 2010.

(13) These stock options vest on April 13, 2010.

(14) These stock options vest monthly from April 2, 2010 through June 2, 2012.

(15) 150,000 stock options vest annually on June 2, 2010, 2011 and 2012.

(16) 20,000 shares vest annually on April 13, 2010 and 2011, and 50,000 shares cliff vest on May 1, 2010.

(17) These stock options were issued in connection with the company's 2009 option exchange program. 114,429 of these stock options vest on August 11, 2010, 43,295 options vest monthly from September 11, 2010 through August 11, 2011, and 300,000 options vest monthly from September 11, 2010 through August 11, 2012.

(18) 150,000 stock options vest annually on June 2, 2010, 2011 and 2012.

(19) 10,000 shares vest annually on April 3, 2010 and 2011, and 50,000 shares cliff vest on May 1, 2010.

(20) These options vest monthly from April 2, 2010 through June 2, 2012.

(21) 100,000 stock options vest annually on June 2, 2010, 2011 and 2012.

(22) 10,000 shares vest annually on April 17, 2010 and 2011; 50,000 of these shares cliff vest on May 1, 2010.

Option Exercises and Stock Vested in Fiscal Year 2010

The following table presents information, for each of our named executive officers, on (1) stock option exercises during fiscal year 2010, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of stock awards in the form of share bonus awards during fiscal year 2010 and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael M. McNamara	—	—	275,000	$ 1,617,751
Paul Read	200,000	$ 1,028,858	10,000	$ 33,300
Michael J. Clarke	150,000	$ 795,188	20,000	$ 69,000
Francois Barbier	150,000	$ 292,944	10,000	$ 33,300
Werner Widmann	100,000	$ 517,822	10,000	$ 41,000

Pension Benefits in Fiscal Year 2010

The following table sets forth information on the pension benefits for Mr. Widmann. No other named executive officer participated in a defined benefit or actuarial pension plan during fiscal year 2010.

The Multek Multilayer Technology GmbH & Co. KG Pension Plan, or the Multek Plan, is a funded and tax qualified retirement program that covers, as of March 31, 2010, 474 current employees, 105 former employees with vested benefits and 37 retirees. The Multek Plan provides benefits based primarily on a formula that takes into account Mr. Widmann's base salary for each fiscal year and equals 1.5% of his base salary up to a German parliament-prescribed limit applicable to German defined benefit plans (€66,000 for 2010), and 4.5% of his base salary over this limit.

Employees of Multek Germany are eligible to participate in the Multek Plan after completion of one year of service with Multek. The accumulated benefit an employee earns over his or her career with Multek is payable monthly beginning after retirement or upon disability if earlier. The normal retirement age as defined in the Multek Plan is 62. If an employee retires before the normal retirement age, his or her benefits will be reduced by 0.5% per month. Employees vest in their benefits after five years of continuous service.

No pension benefits were paid to Mr. Widmann in the last fiscal year.

The amount reported in the table below equals the present value of the accumulated benefit as of March 31, 2010 for Mr. Widmann under the Multek Plan based upon the assumptions described in note 2 below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Werner Widmann	Multek Multilayer Technology GmbH & Co. KG Pension Plan	6.5(1)	$146,013 (2)

(1) Mr. Widmann's number of years of credited service under the Multek Plan is 6.5 years, which differs from his actual years of service with us of 7.5 years, as a result of the eligibility requirements that an employee needs to complete one year of service with Multek before being eligible to participate in the Multek Plan.

(2) The accumulated benefit is based on Mr. Widmann's service and base salary through March 31, 2010. The present value assumes a discount rate of 5.25% and has been calculated assuming Mr. Widmann will remain in service until age 62, the age at which retirement may occur without any reduction in benefits.

Nonqualified Deferred Compensation in Fiscal Year 2010

Each of our named executive officers participates in a deferred compensation plan, except for Mr. Widmann who participates in an individual arrangement. Our deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Messrs. McNamara and Read participate in our Senior Executive Deferred Compensation Plan, which we refer to as the senior executive plan. Participants in the senior executive plan may receive long-term deferred bonuses, which are subject to vesting requirements. In addition, a participant may defer up to 80% of his salary and up to 100% of his cash bonuses. The deferred compensation is credited to a deferral account established under the senior executive plan for recordkeeping purposes. Amounts credited to a deferral account are deemed to be invested in hypothetical investments selected by an investment manager on behalf of each participant. Under the senior executive plan, we have entered into a trust agreement providing for the establishment of an irrevocable trust into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in the senior executive plan are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of our other general obligations. Participants in the senior executive plan may receive their vested deferred compensation balances upon termination of employment either through a lump sum payment or in installments over a period of up to 10 years.

Messrs. Clarke and Barbier participate in the company's Senior Management Deferred Compensation Plan (referred to as the senior management plan). Mr. Read participated in the senior management plan until December 1, 2008, when our Board approved his participation in the senior executive plan. Under the senior management plan, a participant may receive a deferred discretionary contribution, which is subject to vesting requirements. Deferred balances under the senior management plan are deemed to be invested in hypothetical investments selected by the participant or the participant's investment manager. Participants in the senior management plan will receive their vested deferred compensation balances upon termination of employment through a lump sum payment on the later of January 15th of the year following termination and six months following termination. In addition, any unvested portions of the deferral accounts will become 100% vested if the executive's employment is terminated as a result of his or her death. Under the senior management plan, we have entered into a trust agreement providing for the establishment of an irrevocable trust into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in the senior management plan are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

Under Mr. Widmann's arrangement, we granted Mr. Widmann long-term deferred bonuses in 2006 and 2007, which are subject to vesting requirements. Mr. Widmann's account balance is invested as directed by his investment manager and his entire vested account balance amount will be distributed following termination of employment.

For a discussion of the deferred bonuses granted to each of the named executive officers and their vesting terms, including vesting upon the executive's termination or a change in control of the company, see the sections entitled ***"Compensation Discussion and Analysis – Fiscal Year 2010 Executive Compensation – Deferred Compensation"*** beginning on page 54 of this joint proxy statement and "***Executive Compensation – Potential Payments Upon Termination or Change of Control***" below.

The following table presents information for fiscal year 2010 about: (i) earnings on the deferred compensation plan accounts and (ii) the deferred compensation plan account balances as of the end of the fiscal year. No contributions were made by the company or any of the named executive officers to their respective deferred compensation plan accounts in fiscal year 2010, nor were there any withdrawals or distributions from such accounts.

Name	Aggregate Earnings in Last Fiscal Year ($) (1)	Aggregate Balance at Fiscal Year-End ($) (2)
Michael M. McNamara	**$ 2,102,939**	**$ 9,012,494**
Paul Read	$ 362,453	$ 3,120,423
Michael J. Clarke	**$ 4,146**	**$ 462,077**
Francois Barbier	$ 146,851	$ 741,237
Werner Widmann	**$ 454,159**	**$ 2,575,035**

(1) Reflects earnings for each named executive officer. The above-market portion of these earnings is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table. For Mr. Read, $173,610 was earned under his senior executive plan account and $188,843 was earned under his senior management plan account.

(2) The amounts in this column have previously been reported in the Summary Compensation Table for this and prior fiscal years, except for the following amounts: Paul Read – $2,911,690; Michael J. Clarke – $462,077; Francois Barbier – $629,313; and Werner Widmann – $1,958,441. The amounts in this column include the following unvested balances for the named executive officers: Paul Read – $2,901,510; Michael J. Clarke – $462,077; Francois Barbier – $741,237; and Werner Widmann – $1,416,269. For Mr. Read, the amount includes a $1,970,218 unvested balance in his senior executive plan account and a $931,292 unvested balance held in his senior management plan account.

Potential Payments Upon Termination or Change of Control

As described in the section entitled ***"Compensation Discussion and Analysis"*** beginning on page 39 of this joint proxy statement, our named executive officers do not have employment or severance agreements with us except as set forth below. However, our named executive officers are entitled to certain termination and change of control benefits under each executive's deferred compensation plan and under certain equity awards. In addition, Mr. Barbier has severance benefits under a collective bargaining agreement and Mr. Clarke is entitled to receive severance benefits pursuant to his offer of employment in lieu of benefits mandated under Ontario law. These benefits are described below and quantified in the table below.

Acceleration of Vesting of Deferred Compensation

- If the employment of Mr. McNamara or Mr. Read (with respect to his account under the senior executive plan) is terminated as a result of his death or disability, or the employment of Messrs. Read (with respect to his account under the senior management plan), Clarke, Barbier or Widmann is terminated as a result of his death, the entire unvested portion of the executive's deferred compensation account will vest. Mr. McNamara's deferred compensation account was fully vested as of March 31, 2010.

- If there is a change of control (as defined in the senior executive plan), the entire unvested portion of the deferred compensation account of each of Messrs. McNamara and Read (with respect to his account under the senior executive plan) will vest. As noted above, Mr. McNamara's deferred compensation account was fully vested as of March 31, 2010.

- If there is a change of control (as defined in the senior management plan), a percentage of the unvested portion of the deferral account of each of Messrs. Read (with respect to his account under the senior management plan), Clarke and Barbier will vest based on the executive's completed months of service with the company as follows: Mr. Read -- number of months from July 1, 2005 to July 1, 2014, divided by 108; Mr. Clarke -- number of months from July 1, 2007 to July 1, 2017, divided by 84; and Mr. Barbier -- number of months from July 1, 2005 to July 1, 2013, divided by 96.

- If there is a change of control (as defined in Mr. Widmann's award agreement), a percentage of the unvested potion of the deferral account for Mr. Widmann will vest based on the executive's completed months of service with the company during the six-year period from July 1, 2005 through July 1, 2011, divided by 72.

Acceleration of Vesting of Equity Awards

The number of unvested equity awards held by each named executive officer as of March 31, 2010 is listed above in the Outstanding Equity Awards at 2010 Fiscal Year-End table. All unvested outstanding equity awards held by our named executive officers at the end of fiscal year 2010 were granted under the 2001 Plan or the 2002 Plan, which provide certain benefits to plan participants in the event of the termination of such participant's employment or a change in control of the company. The terms of these benefits are described below.

Under the terms of the 2001 Equity Incentive Plan and the 2002 Equity Incentive Plan, if a plan participant ceases to provide services to the company for any reason other than death, cause (as defined in the plan) or disability (as defined in the plan), then the participant may exercise any options which have vested by the date of such termination within three months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. If a participant ceases to provide services to the company because of death or disability, then the participant may exercise any options which have vested by the date of such termination within 12 months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. All stock options held by a plan participant who is terminated for cause expire on the termination date, unless otherwise determined by the Compensation Committee. In addition, subject to any waiver by the Compensation Committee, all unvested share bonus awards and unvested stock options held by a plan participant will be forfeited if the participant ceases to provide services to the company for any reason.

Except for grants to our non-employee directors made under the automatic option grant program of the 2001 Plan, under the terms of the 2001 Plan and the 2002 Plan and the form of share bonus award agreement used for certain of our grants of share bonus awards to our employees (including our executives), in the event of a dissolution or liquidation of the company or if we are acquired by merger or asset sale or in the event of other change of control events, each outstanding stock option issued under the 2001 Plan or the 2002 Plan and each unvested share bonus award with such a provision shall automatically accelerate so that each such award shall, immediately prior to the effective date of such transaction, become fully vested with respect to the total number of shares then subject to such award. However, subject to the specific terms of a given award, vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced with a comparable right covering shares of the capital stock of the successor corporation or parent thereof or is replaced with a cash incentive program of the successor corporation which preserves the inherent value existing at the time of such transaction.

All of our named executive officer's stock options with exercise prices less than $7.84 per share, the closing price of our ordinary shares on the last business day of our 2010 fiscal year, were granted under and are subject to the change of control provisions of one of these plans. In addition, 780,333 of Mr. McNamara's unvested share bonus awards, 200,000 of Mr. Read's unvested share bonus awards, 90,000 of Mr. Clarke's unvested share bonus awards and 190,000 of Mr. Widmann's unvested share bonus awards include such a change of control provision. In addition to the rights described above, 14,584 of Mr. McNamara's unvested stock options provide that if he is terminated or his duties are substantially reduced or changed during the 18-month period following a change of control, the vesting of the options will accelerate.

Severance Benefits

In addition to the foregoing arrangements, Mr. Barbier and Mr. Clarke are entitled under non-U.S. law to certain severance benefits upon their termination. Pursuant to a collective bargaining agreement, Mr. Barbier would be entitled to severance benefits in the event his employment is terminated, consisting of a lump sum cash payment equal to 18 months of his base salary. Pursuant to the terms of Mr. Clarke's original offer of employment, in the event of termination of his employment without cause, the company is obligated to pay Mr. Clarke 12 months of severance in accordance with applicable law.

Potential Payments Upon Termination or Change of Control as of March 31, 2010

The following table shows the estimated payments and benefits that would be provided to each named executive officer as a result of (i) the accelerated vesting of deferred compensation in the case of his or her death, disability or a change of control and (ii) the accelerated vesting of unvested equity awards in the event of a change of control. The following table also shows severance benefits that would be payable to Messrs. Barbier and Clarke pursuant to their arrangements under non-U.S. law. For benefits payable to Mr. Widmann under the Multek Pension Plan, please see the discussion above under the caption "***Pension Benefits in Fiscal Year 2010***."

Calculations for this table assume that the triggering event took place on March 31, 2010, the last business day of our 2010 fiscal year, and are based on the price per share of our ordinary shares on such date, which was $7.84. The following table does not include potential payouts under our named executive officers' nonqualified deferred compensation plans relating to vested benefits.

Name	Severance Benefits (1)	Accelerated Vesting of Deferred Compensation (2)	Accelerated Vesting of Share Bonus Awards (3)	Accelerated Vesting of Stock Options (4)	Total
Michael M. McNamara	$ —	$ —	$ 5,553,331	$ 22,960,000	$ 28,513,331
Paul Read	$ —	$ 2,461,733	$ 1,568,000	$ 10,044,000	$ 14,073,733
Michael J. Clarke	$ 550,000	$ 181,530	$ 705,600	$ 2,511,000	$ 3,948,130
Francois Barbier	$ 749,736	$ 440,109	$ —	$ 3,550,033	$ 4,739,878
Werner Widmann	$ —	$ 1,121,213	$ 1,489,600	$ 1,679,910	$ 4,290,723

(1) For Mr. Barbier, the amount represents €555,555 in severance payable under a collective bargaining agreement. The amount has been converted to U.S. dollars at the prevailing exchange rate on March 31, 2010. For Mr. Clarke, the amount represents 12 month's severance payable in accordance with applicable law. The amount is denominated in United States dollars and would be converted to Canadian dollars immediately prior to payout using the prevailing exchange rate on the effective date of the beginning of the most recent pay period beginning in January or July of the year of termination.

(2) The amount shown for Mr. Read represents the portion of the unvested portion of his deferred compensation account that would vest in the event of a change of control. The portion of Mr. Read's deferred compensation account that would vest in the event of his disability is $1,970,218. The entire portion of the unvested portion of Mr. Read's deferred compensation account, or $2,901,510, would vest in the event of his death. The amounts shown for each of Messrs. Clarke and Barbier represent the portion of the unvested portion of his or her deferred compensation account that would vest in the event of a change of control. The entire amount of each of Messrs. Clarke's, Barbier's and Widmann's deferred compensation account, or $462,077, $741,237, and $1,416,269, respectively, would vest in the event of his death.

(3) The amounts shown represents the estimated value of the accelerated vesting of share bonus awards following a change of control under the terms of his or her award agreement, which assumes that such share bonus awards are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our ordinary shares on March 31, 2010, the assumed date of the triggering event.

(4) The estimated values shown represent the acceleration of stock options following a change of control of the company or similar corporate transaction, assuming that such stock options are not assumed or replaced by the successor corporation or its parent. If such options are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate, except in the case of options for 14,584 options held by Mr. McNamara which would vest upon his termination or a substantial reduction of his duties during the 18-month period following a change of control. The amounts shown represent the intrinsic value of the awards based on the closing price of our ordinary shares on March 31, 2010, the assumed date of the triggering event.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 31, 2010, except as otherwise indicated, regarding the beneficial ownership of our ordinary shares by:

- each shareholder known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the address of each of the individuals named below is: c/o Flextronics International Ltd., No. 2 Changi South Lane, Singapore 486123.

Information in this table as to our directors, named executive officers and all directors and executive officers as a group is based upon information supplied by these individuals. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Ordinary shares subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2010, and ordinary shares subject to share bonus awards that vest within 60 days of March 31, 2010 are deemed to be outstanding and to be beneficially owned by the person holding such awards for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

In the table below, percentage ownership is based on 813,429,154 ordinary shares outstanding as of March 31, 2010.

Name and Address of Beneficial Owner	Shares Beneficially Owned — Number of Shares	Shares Beneficially Owned — Percent
5% Shareholders:		
Capital Research Global Investors, a division of Capital Research and Management Company 333 South Hope Street, Los Angeles, CA 90071 (1)	83,374,762	10.25%
Franklin Resources, Inc. (2) One Franklin Parkway, San Mateo, CA 94403	73,683,470	9.06%
Entities associated with FMR LLC (3) 82 Devonshire Street, Boston, MA 02109	70,086,172	8.62%
Named Executive Officers and Directors:		
Michael M. McNamara (4)	9,122,803	1.11%
Paul Read (5)	1,013,539	*
Francois Barbier (6)	60,000	*
Michael J. Clarke (7)	607,499	*
Werner Widmann (8)	504,666	*
James A. Davidson (9)	164,618	*
Lip-Bu Tan (10)	118,784	*
H. Raymond Bingham (11)	123,870	*
Willy C. Shih (12)	46,952	*
Robert L. Edwards (13)	23,193	*
William D. Watkins (14)	20,068	*
Daniel H. Schulman	13,298	*
All executive officers and directors as a group (16 persons) (15)	13,841,632	1.67%

* Less than 1%.

(1) Based on information supplied by Capital Research Global Investors, a division of Capital Research and Management Company, or CRMC, in a Schedule 13G filed with the SEC on February 11, 2010. As a result of CRMC acting as an investment adviser to various investment companies, Capital Research Global Investors is deemed to beneficially own all of these shares. Capital Research Global Investors is deemed to have sole voting power for 29,669,298 of these shares and sole dispositive power for 83,374,762 of these shares.

(2) Based on information supplied by Franklin Resources, Inc. in an amended Schedule 13G filed with the SEC on February 2, 2010. Templeton Global Advisors Limited is deemed to have sole voting power for 43,793,668 of these shares, sole dispositive power for 44,941,707 of these shares and shared dispositive power for 1,876,590 of these shares. Templeton Investment Counsel, LLC is deemed to have sole voting power for 14,124,011 of these shares and sole dispositive power for 14,203,681 of these shares. Franklin Templeton Investments Corp. is deemed to have sole voting and dispositive power for 7,110,080 of these shares. Franklin Templeton Investments Australia Limited is deemed to have sole voting power for 306,000 of these shares, sole dispositive power for 179,890 of these shares and shared dispositive power for 126,110 of these shares. Franklin Templeton Portfolio Advisors, Inc. is deemed to have sole voting and dispositive power for 129 of these shares. Franklin Advisers, Inc. is deemed to have sole voting and dispositive power for 163,730 of these shares. Franklin Templeton Investments (Asia) Limited is deemed to have sole voting power for 592,770 of these shares and sole dispositive power for 1,671,170 of these shares. Franklin Templeton Investment Management Limited

is deemed to have sole voting power for 508,766 of these shares and sole dispositive power for 3,132,686 of these shares. Fiduciary Trust Company International is deemed to have sole voting and dispositive power for 38,907 of these shares. Franklin Templeton Investments Japan Limited is deemed to have sole voting and dispositive power for 8,610 of these shares. Templeton Asset Management Ltd. is deemed to have sole dispositive power for 230,180 of these shares. The securities are beneficially owned by investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc., including the investment management subsidiaries listed above.

(3) Based on information supplied by FMR LLC in an amended Schedule 13G filed with the SEC on February 16, 2010. FMR LLC and Edward C. Johnson 3d each have sole voting power over 851,300 of these shares and sole dispositive power over 70,086,172 of these shares.

(4) Includes 8,608,333 shares subject to options exercisable and 75,000 shares subject to share bonus awards that vest within 60 days of March 31, 2010.

(5) Includes 953,539 shares subject to options exercisable within 60 days of March 31, 2010 and 60,000 shares subject to share bonus awards that vest within 60 days of March 31, 2010.

(6) Includes 60,000 shares subject to share bonus awards that vest within 60 days of March 31, 2010.

(7) Includes 537,499 shares subject to options exercisable and 70,000 shares subject to share bonus awards that vest within 60 days of March 31, 2010.

(8) Includes 444,666 shares subject to options exercisable and 60,000 shares subject to share bonus awards that vest within 60 days of March 31, 2010.

(9) Includes 45,740 shares held by the Davidson Living Trust of which Mr. Davidson is a trustee. Also includes 51,807 shares held by Silver Lake Technology Management, L.L.C. of which Mr. Davidson is Managing Director. Mr. Davidson disclaims beneficial ownership in the shares owned by Silver Lake Technology Management, L.L.C. except to the extent of his pecuniary interest arising from his interest therein. Also includes 5,000 shares held directly by Mr. Davidson, 94 shares held by the John Alexander Davidson 2000 Irrevocable Trust of which Mr. Davidson is a trustee and 61,977 shares subject to options exercisable within 60 days of March 31, 2010. Mr. Davidson received these options in connection with his service as a member of our Board of Directors. Under Mr. Davidson's arrangements with respect to director compensation, these 61,977 shares issuable upon exercise of options are expected to be assigned by Mr. Davidson to Silver Lake Technology Management, L.L.C.

(10) Includes 61,977 shares subject to options exercisable within 60 days of March 31, 2010. Also includes 56,807 shares held by the Lip-Bu Tan and Ysa Loo, TTEE, of which Mr. Tan is a co-trustee. Of the shares held by trust, Mr. Tan shares voting and dispositive power over 56,807 of these shares and disclaims beneficial ownership of all of these shares.

(11) Includes 49,477 shares subject to options exercisable within 60 days of March 31, 2010.

(12) Includes 19,530 shares subject to options exercisable within 60 days of March 31, 2010.

(13) Includes 9,895 shares subject to options exercisable within 60 days of March 31, 2010.

(14) Includes 6,770 shares subject to options exercisable within 60 days of March 31, 2010.

(15) Includes 12,569,893 shares subject to options exercisable within 60 days of March 31, 2010 and 487,500 shares subject to share bonus awards that vest within 60 days of March 31, 2010.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review of Related Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors. In addition, in order to formalize our policies and procedures for the review, approval or ratification, and disclosure of related person transactions, our Board of Directors adopted a Statement of Policy with Respect to Related Person Transactions. The policy generally provides that the Nominating and Corporate Governance Committee (or another committee comprised solely of independent directors) will review, approve in advance or ratify, all related person transactions between us and any director, any nominee for director, any executive officer, any beneficial owners of more than 5% of our ordinary shares or any immediate family member of any of the foregoing individuals. Under the policy, some ordinary course transactions or relationships are not required to be reviewed, approved or ratified by the applicable Board committee, including, among other things, the following transactions:

- transactions involving less than $25,000 for any individual related person;
- compensation arrangements with directors and executive officers resulting solely from their service on the Board or as executive officers, so long as such arrangements are disclosed in our filings with the SEC or, if not required to be disclosed, are approved by our Compensation Committee; and
- indirect interests arising solely from a related person's service as a director and/or owning, together with all other related persons, directly or indirectly, less than a 10% beneficial ownership interest in a third party (other than a partnership) which has entered into or proposes to enter into a transaction with us.

We have various procedures in place to identify potential related person transactions, and the Nominating and Corporate Governance Committee works with our management and our Office of General Counsel in reviewing and considering whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related Person Transactions is included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available along with a copy of the company's Code of Business Conduct and Ethics on the Corporate Governance page of our website at *www.flextronics.com.*

Transactions with Related Persons

Other than compensation agreements and other arrangements described under the sections entitled "***Executive Compensation***" beginning on page 59 of this joint proxy statement and "***Non-Management Directors' Compensation for Fiscal Year 2010***" beginning on page 13 of this joint proxy statement and the transactions described below, during fiscal year 2010, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our ordinary shares or any member of their immediate family had or will have a direct or indirect material interest.

Investment by Silver Lake

In March 2003, we issued $195.0 million aggregate principal amount of our Zero Coupon Convertible Junior Subordinated Notes due 2008 to funds affiliated with Silver Lake. In connection with the issuance of the notes, we appointed James A. Davidson, a co-founder and managing director of Silver Lake, to our Board of Directors. In July 2006, we entered into an agreement with the Silver Lake noteholders to, among other things (i) extend the maturity date of the notes to July 31, 2009 and (ii) provide for net share settlement of the notes upon maturity. The terms of the transaction were based on arms-length negotiations between us and Silver Lake, and were approved by our Board of Directors as well as by the Audit Committee. On July 31, 2009, we paid $195.0 million to pay off the notes at their maturity.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our ordinary shares to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on our review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements for the fiscal year ended March 31, 2010 were met.

SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL GENERAL MEETING

Shareholder proposals submitted under SEC Rule 14a-8 and intended for inclusion in the proxy statement for our 2011 annual general meeting of shareholders must be received by us no later than February 9, 2011. Any such shareholder proposals must be mailed to our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A., Attention: Chief Executive Officer. Any such shareholder proposals may be included in our proxy statement for the 2011 annual general meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable rules and regulations promulgated by the SEC. Shareholder proposals submitted outside the processes of SEC Rule 14a-8 are subject to the requirements of the Companies Act, as described in the following paragraph, and applicable rules and regulations promulgated by the SEC. The proxy designated by us will have discretionary authority to vote on any matter properly presented by a shareholder for consideration at the 2011 annual general meeting of shareholders unless notice of such proposal is received by the applicable deadlines prescribed by the Singapore Companies Act.

Under Section 183 of the Companies Act, registered shareholders representing at least 5% of the total outstanding voting rights or registered shareholders representing not fewer than 100 registered shareholders having an average paid up sum of at least S$500 each may, at their expense, requisition that we include and give notice of their proposal for the 2011 annual general meeting. Any such requisition must satisfy the requirements of Section 183 of the Singapore Companies Act, be signed by all the requisitionists and be deposited at our registered office in Singapore, No. 2 Changi South Lane, Singapore 486123, at least six weeks prior to the date of the 2011 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one week prior to the date of the 2011 annual general meeting in the case of any other requisition.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Flextronics incorporates by reference the following sections of our Annual Report on Form 10-K for the fiscal year ended March 31, 2010:

- Item 8, "Financial Statements and Supplementary Data";
- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

SINGAPORE STATUTORY FINANCIAL STATEMENTS

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2010, which was filed with the SEC on May 24, 2010, includes our audited consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP, our independent auditors for the fiscal year ended March 31, 2010. We publish our U.S. GAAP financial statements in U.S. dollars, which is the principal currency in which we conduct our business.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Companies Act will be included with the annual report which will be delivered to our shareholders prior to the date of the 2010 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

- our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K, described above);
- supplementary financial statements (which reflect solely the company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);
- a Directors' Report; and
- the Independent Auditors' Report of Deloitte & Touche, our Singapore statutory auditors for the fiscal year ended March 31, 2010.

OTHER MATTERS

Our management does not know of any matters to be presented at either the 2010 annual general meeting or the extraordinary general meeting other than those set forth herein and in the notices accompanying this joint proxy statement. If any other matters are properly presented for a vote at either the 2010 annual general meeting or the extraordinary general meeting, the applicable enclosed proxy confers discretionary authority to the individuals named as proxies to vote the shares represented by proxy, as to those matters.

It is important that your shares be represented at each of the 2001 annual general meeting and the extraordinary general meeting, regardless of the number of shares which you hold. **We urge you to promptly execute and return the accompanying proxy cards in the envelope which has been enclosed for your convenience.**

Shareholders who are present at each of the 2010 annual general meeting and the extraordinary general meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

We incorporate by reference information from the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2010, included in our Annual Report on Form 10-K and the sections entitled "Financial Statements and Supplementary Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Quantitative and Qualitative Disclosures About Market Risk. Upon request, we will furnish without charge by first class mail or other equally prompt means within one business day of receipt of such request, to each person to whom a proxy statement is delivered a copy of our Annual Report on Form 10-K (not including exhibits). You may request a copy of such information, at no cost, by writing or telephoning us at our U.S. corporate offices at:

Flextronics International Ltd.
847 Gibraltar Dr.
Milpitas, California 95035 U.S.A.
Telephone: (408) 576-7722

By order of the Board of Directors,



Bernard Liew Jin Yang

Company Secretary
June 7, 2010
Singapore

Upon request, we will furnish without charge to each person to whom this joint proxy statement is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010. You may request a copy of this information at no cost, by writing or telephoning us at our U.S. corporate offices at:

Flextronics International Ltd.
847 Gibraltar Dr.
Milpitas, California 95035 U.S.A.
Telephone: (408) 576-7722

(This page intentionally left blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-23354

FLEXTRONICS INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

Singapore	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
2 Changi South Lane, Singapore	**486123**
(Address of registrant's principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(65) 6890 7188

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, No Par Value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act — NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of October 2, 2009, the aggregate market value of the Company's ordinary shares held by non-affiliates of the registrant was approximately $5.6 billion based upon the closing sale price as reported on the NASDAQ Stock Market LLC (NASDAQ Global Select Market).

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at May 14, 2010
Ordinary Shares, No Par Value	814,611,688

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts into Which Incorporated
Proxy Statement to be delivered to shareholders in connection with the Registrant's 2010 Annual General Meeting of Shareholders	Part II — "Securities Authorized For Issuance Under Equity Compensation Plans" and Part III

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

Unless otherwise specifically stated, references in this report to "Flextronics," "the Company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Except for historical information contained herein, certain matters included in this annual report on Form 10-K are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "will," "may," "designed to," "believe," "should," "anticipate," "plan," "expect," "intend," "estimate" and similar expressions identify forward-looking statements, which speak only as of the date of this annual report. These forward-looking statements are contained principally under Item 1, "Business," and under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

ITEM 1. *BUSINESS*

OVERVIEW

We are a leading global provider of vertically-integrated advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the following markets:

- Infrastructure, which includes networking, telecom infrastructure, communications and smart grid equipment, such as base stations, core routers and switches, optical and optical network terminal equipment, and connected home products, such as wireless routers, set-top boxes, and DSL/cable modems and metering devices;
- Mobile communication devices, which includes handsets operating on a number of different platforms such as GSM, CDMA, TDMA and WCDMA;
- Computing, which includes products such as all-in-one PC desktops, notebook and netbook computers, enterprise storage devices and servers;
- Consumer digital devices, which includes products such as home entertainment equipment, game consoles, printers, copiers and cameras;
- Industrial, Semiconductor Capital Equipment, Clean Technology, Aerospace and Defense, and White Goods, which includes products such as home appliances, industrial meters, in-flight entertainment, robotics, bar code readers, self-service kiosks, solar and wind energy market equipment and test equipment;
- Automotive and Marine, which includes products such as navigation instruments, radar components, and instrument panel and radio components; and
- Medical devices, which includes products such as drug delivery, diagnostic, telemedicine and disposable medical devices.

We are one of the world's largest EMS providers, with revenue of $24.1 billion in fiscal year 2010. As of March 31, 2010, our total manufacturing capacity was approximately 26.6 million square feet. We help customers design, build, ship and service electronics products through a network of facilities in 30 countries across four continents. In fiscal year 2010, our sales in Asia, the Americas and Europe represented 48%, 33% and 19% of our total net sales, respectively, based on the location of the manufacturing site. We have established an extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the outsourcing needs of both multinational and regional OEMs.

Our portfolio of customers consists of many of the technology industry's leaders, including Alcatel-Lucent, Applied Materials, Cisco Systems, Dell, Ericsson, Hewlett-Packard, Huawei, Johnson and Johnson, Lenovo, Microsoft, Oracle (Sun Microsystems), Research in Motion, Sony and Xerox.

We are a globally-recognized leading provider of end-to-end, vertically-integrated global supply chain services through which we design, build, ship and service a complete packaged product for our customers worldwide. These vertically-integrated services increase customer competitiveness by delivering improved product quality, leading manufacturability, improved performance, faster time-to-market and reduced costs. Our OEM customers leverage our services to meet their requirements throughout their products' entire life cycles. The services we offer across all the markets we serve include:

- Design and Engineering Services;
- Original Design Manufacturing ("ODM") Services;
- Components Design and Manufacturing;
- Systems Assembly and Manufacturing;
- Printed Circuit Board and Flexible Circuit Fabrication;
- Logistics; and
- After Sales Services.

We believe that the combination of our extensive design and engineering services, significant scale and global presence, vertically-integrated end-to-end services, advanced supply chain management, industrial campuses in low-cost geographic areas and operational track record provide us with a competitive advantage in the market for designing, manufacturing and servicing electronics products for leading multinational and regional OEMs. Through these services and facilities, we offer our OEM customers the ability to simplify their global product development, their manufacturing process, and their after sales services, and enable them to achieve meaningful time to market and cost savings.

INDUSTRY OVERVIEW

Historically, the EMS industry experienced significant change and growth as an increasing number of companies elected to outsource some or all of their design, manufacturing, and distribution requirements. Following the 2001 – 2002 technology downturn, we saw an increase in penetration of global OEM manufacturing requirements as more and more OEMs pursued the benefits of outsourcing rather than internal manufacturing. Due to the global economic crisis, which began in late calendar year 2007 and continued through the end of our fiscal year 2010, many of our OEM customers reduced their manufacturing and supply chain outsourcing which negatively impacted our business. Beginning in the second half of our fiscal year 2010, we began seeing some positive signs that demand for our OEM customers' end products was improving.

We believe the long-term, future growth prospects for outsourcing of advanced manufacturing capabilities, design and engineering services, component and product solutions, and after-market services remain strong. The total available market for outsourcing electronics manufacturing services continues to offer opportunities for growth with current penetration rates estimated to be less than 25%. The intensely competitive nature of the electronics industry, the continually increasing complexity and sophistication of electronics products, pressure on OEMs to reduce product costs, and shorter product life cycles encourage OEMs to utilize broad service EMS providers as part of their business and manufacturing strategies. Utilizing EMS providers allows OEMs to take advantage of the global design, manufacturing and supply chain management expertise of EMS providers, and enables OEMs to concentrate on product research, development, marketing and sales. We believe that OEMs realize the following benefits through their strategic relationships with EMS providers:

- Reduced production costs;
- Reduced design and development costs and lead time;
- Accelerated time-to-market and time-to-volume production;
- Reduced capital investment requirements and fixed costs;
- Improved inventory management and purchasing power;
- Access to worldwide design, engineering, manufacturing, and after-market service capabilities; and
- Ability to focus on core branding and R&D initiatives.

We believe that growth in the EMS industry will be driven largely by the needs of OEMs to respond to rapidly changing markets and technologies and to reduce product costs. Additionally, we believe that there are significant opportunities for EMS providers to win additional business from OEMs in certain markets or industry segments that have yet to substantially utilize EMS providers.

SERVICE OFFERINGS

We offer a broad range of customer-tailored, vertically-integrated services to OEMs. We believe that Flextronics has the broadest worldwide capabilities in the EMS industry, from design resources to end-to-end, vertically-integrated, global supply chain services. We believe a key competitive advantage is our ability to provide more value and innovation to our customers because we offer both global economies of scale in procurement, manufacturing, and after-market services, as well as market-focused expertise and capabilities in design, engineering and ODM services. As a result of our focus on specific markets, we believe we are able to better understand complex market dynamics and anticipate trends that impact our OEM customers' businesses, and can help improve our OEM customers' market positioning by effectively adjusting product plans and roadmaps to deliver low-cost, high quality products and meet their time-to-market requirements. Our vertically-integrated services allow us to design, build, ship and service a complete packaged product to our OEM customers. These services include:

Design and Engineering Services. We offer a comprehensive range of value-added design and engineering services that are tailored to the various markets and needs of our customers. These services can be delivered by three primary business models:

- Contract Design Services ("CDS"), where the customer purchases engineering and development services on a time and materials basis;
- Joint Development Manufacturing ("JDM") services, where Flextronics's engineering and development teams work jointly with our customers' teams to ensure product development integrity, seamless manufacturing handoffs, and faster time to market; and
- Original Design and Manufacturing ("ODM") services, where the customer purchases a product that we design, develop and manufacture. ODM products are then sold by our OEM customers under the OEMs' brand names. We have provided ODM services in various markets including Computing, Industrial, Automotive, Medical, and Infrastructure.

Our design and engineering services are provided by our global, market-based engineering teams and cover a broad range of technical competencies:

- *System Architecture, User Interface and Industrial Design:* We help our customers design and develop innovative and cost-effective products that address the needs of the user and the market. These services include product definition, analysis and optimization of performance and functional requirements, 2-D sketch level drawings, 3-D mock-ups and proofs of concept, interaction and interface models, detailed hard models and product packaging.

- *Mechanical Engineering, Technology, Enclosure Systems, Thermal and Tooling Design:* We offer detailed mechanical, structural, and thermal design solutions for enclosures that encompass a wide range of plastic, metal and other material technologies. These capabilities and technologies are increasingly important to our customers' product differentiation goals and are increasingly required to be successful in today's competitive marketplace. Additionally, we provide design and development services for prototype and production tooling equipment used in manufacturing.

- *Electronic System Design:* We provide complete electrical and hardware design for products ranging in size from small handheld consumer devices to large high-speed, carrier-grade, telecommunications equipment, which includes embedded microprocessor, memory, digital signal processing design, high-speed digital interfaces, analog circuit design, power management solutions, wired and wireless communication protocols, display imaging, audio/video, and radio frequency ("RF") system and antenna design.

- *DFM Reliability and Failure Analysis:* We provide comprehensive design for manufacturing, test, and reliability services using robust tools and databases that have been developed internally. These services are important in achieving our customers time to revenue goals and leveraging our core manufacturing competencies.

- *Component Level Development Engineering:* We have developed substantial engineering competencies for product development and lifecycle management in support of various component technologies. These components also form a key part of our vertical integration strategy and currently include power supplies and power solutions, LCD and Touch Interface Modules, Camera Modules, and PCB and Interconnection Technologies, both rigid and flexible.

Systems Assembly and Manufacturing. Our assembly and manufacturing operations, which generate the majority of our revenues, include printed circuit board assembly and assembly of systems and subsystems that incorporate printed circuit boards and complex electromechanical components. We often assemble electronics products with our proprietary printed circuit boards and custom electronic enclosures on either a build-to-order or configure-to-order basis. In these operations, we employ just-in-time, ship-to-stock and ship-to-line programs, continuous flow manufacturing, demand flow processes, and statistical process controls. As OEMs seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience and expertise in innovative miniaturization, packaging and interconnect technologies, enables us to offer a variety of advanced manufacturing solutions. We support a wide range of product demand profiles, from low – volume, high- complexity programs to high-volume production. Continuous focus on lean manufacturing allows us to increase our efficiency and flexibility to meet our customers dynamic requirements. Our systems assembly and manufacturing expertise includes the following:

- *Enclosures.* We offer a comprehensive set of custom electronics enclosures and related products and services worldwide. Our services include the design, manufacture and integration of electronics packaging systems, including custom enclosure systems, power and thermal subsystems, interconnect subsystems, cabling and cases. In addition to standard sheet metal and plastic fabrication services, we assist in the design of electronics packaging systems that protect sensitive electronics and enhance functionality. Our enclosure design services focus on functionality, manufacturability and testing. These services are integrated with our other assembly and manufacturing services to provide our customers with overall improved supply chain management.

- *Testing Services.* We also offer computer-aided testing services for assembled printed circuit boards, systems and subsystems. These services significantly improve our ability to deliver high-quality products on a consistent basis. Our test services include management defect analysis, in-circuit testing and functional testing as well as environmental stress tests of board and system assemblies. We offer design for test, design for manufacturing and design for environment services to our customers to jointly improve customer product design and manufacturing.

- *Materials Procurement and Inventory Management.* Our manufacturing and assembly operations capitalize on our materials inventory management expertise and volume procurement capabilities. As a result, we believe that we are able to achieve highly competitive cost reductions and reduce total manufacturing cycle time for our OEM customers. Materials procurement and management consist of the planning, purchasing, expediting and warehousing of components and materials used in the manufacturing process. In addition, our strategy includes having third-party suppliers of custom components located in our industrial parks to reduce material and transportation costs, simplify logistics and facilitate inventory management. We also use a sophisticated automated manufacturing resources planning system and enhanced electronic data interchange capabilities to ensure inventory control and optimization. Through our manufacturing resources planning system, we have real-time visibility of material availability and tracking of work in process. We utilize electronic data interchange with our customers and suppliers to implement a variety of supply chain management programs. Electronic data interchange allows customers to share demand and product forecasts and deliver purchase orders and assists suppliers with satisfying just-in-time delivery and supplier-managed inventory requirements. This enables us to implement vendor managed inventory solutions to increase flexibility and reduce overall capital allocation in the supply chain.

Component businesses. The Company offers a variety of component product solutions including:

- *Printed Circuit Board ("PCB") and Flexible Circuit Fabrication.* Printed circuit boards are platforms composed of laminated materials that provide the interconnection for integrated circuits, passive and other electronic components and thus are at the heart of most every electrical system. They are formed out of laminated, flame retardant and multi-layered epoxy resin systems with very fine traces and spaces and plated holes (called vias), which interconnect the different layers to an extreme dense circuitry network that carries the integrated circuits and electrical signals. Semiconductor designs are currently so complex that they often require printed circuit boards with multiple layers of narrow, densely spaced wiring or flexible circuits. As semiconductor designs become more and more complex and signal speeds increase, there is an increased demand on printed circuit board integration density requiring higher layer counts, finer lines, smaller vias (microvias) and base materials with electrically very low loss characteristics. The manufacture of these complex multilayer interconnect and flexible circuit products often requires the use of sophisticated circuit interconnections between layers, and adherence to strict electrical characteristics to maintain consistent circuit transmission speeds. The global demand for wireless devices and the complexity of wireless products are driving the demand for more flexible printed circuits. Flexible circuit board facilitates a reduction in the weight of a finished electronic product and allows the designer to use the third dimension in designing new products or product features. Flexible circuits have become a very attractive design alternative for many new and emerging application spaces such as automotive rear LED lightning, tablet computers, camera modules and miniaturized radio frequency identification tags or smart cards. We are an industry leader in high-density interconnect with our ELIC (Every Layer Inter Connect) technology, which is used in cell phone designs, and multilayer which is used in advanced routers, computers, communication equipment, and flexible printed circuit boards and flexible circuit assemblies. We manufacture printed circuit boards on a low-volume, quick-turn basis, as well as on a high-volume production basis. We provide quick-turn prototype services that allow us to provide small test quantities to meet the needs of customers' product development groups in as little as 48 hours. Our extensive range of services enables us to respond to our customers' demands for an accelerated transition from prototype to volume production. We offer a one stop solution from design to manufacturing of PCB, flexible circuits and rigid flex circuits and sub-assemblies. We have printed circuit board service capabilities in North America, South America, Europe and Asia, and flexible circuit fabrication service capabilities in North America and Asia.

- *Display & Touch Solutions.* Our Display group is a product-driven organization focused on designing and manufacturing complete "Display and Touch" products for our OEM customers. Our display platforms are based on two technologies. The first employs liquid crystal material sandwiched between two layers of glass to polarize light and provide a backlight system and color via a filter. The second technology, named bi-stable display technology, is based on E-Ink material. Display requirements are becoming more and more complex due to market demands for thinner product, and higher performance requirements, including brightness, more efficient power consumption, viewing angle, greater density of pixel per area, range of operating temperature, lower cost and smaller width for non-active borders as well as long life time support for specific markets. With our advanced design and manufacturing capabilities, we are a market leader in satisfying these requirements. We can support small and medium size form factors, provide high-end and highly customized displays and have developed strategic partnerships with critical supply chain companies.

- *Optomechatronics (Camera Modules):* Our Optomechatronics group designs and manufacturers products that combine optical, mechanical and electrical subsystems such as miniaturized camera modules for mobile phone and notebook PC applications. Our capabilities include system engineering, lens and optical system design and manufacturing, and ultra-compact semiconductor packaging. We actively develop and invest in key technologies for next generation products such as micro electro mechanical systems for autofocus drive and actuation applications. Building on our success in the mobile camera module space, we are actively developing new product designs in adjacent imaging markets including gaming and projection applications.

- *Power Supplies:* We have a full service power supply business ("Flex Power") specializing in high efficiency and high density power supplies ranging from 1 to 3,000 watts. The product portfolio spans the mobile phone, printer, mobile desktop, notebook and netbook markets along with the server and storage markets. The products are fully compliant with Climate Saver and Energy Star industry requirements that drive efficiency specifications in the industry. Customers typically engage with Flex Power due to our technological innovation, which brings about competitive pricing and smaller physical size coupled with our unique platform development approach, which accelerate a product's time to market.

Logistics. Flextronics Global Services is a provider of after market supply chain logistics services. Our comprehensive suite of services serve customers operating in the computing, consumer digital, infrastructure, industrial, mobile and medical markets. Our expansive global infrastructure consists of 25 sites and more than 14,000 employees strategically located throughout the Americas, Europe and Asia. By leveraging our operational infrastructure, supply chain network, and IT systems, we have the capability of offering globally consistent logistics solutions for our customers' brands. By linking the flow of information from the supply chains, we create supply chain efficiencies delivering value to our customers. We provide multiple logistics solutions including supplier managed inventory, inbound freight management, product postponement, build/configure to order, order fulfillment and distribution, and supply chain network design.

Reverse Logistics & Repair Services. We offer a suite of integrated reverse logistics and repair solutions that are operated on globally consistent processes, which help our customers protect their brand loyalty in the marketplace by improving turnaround times and end-customer satisfaction levels. Our objective is to maintain maximum asset value retention of our customers' products throughout their product life cycle while simultaneously minimizing non-value repair inventory levels and handling in the supply chain. With our suite of end-to-end solutions, we can effectively manage our customers' reverse logistics requirements while also providing critical feedback of data to their supply chain constituents while delivering continuous improvement and efficiencies for both existing and new generation products. Our reverse logistics and repair solutions include returns management, exchange programs, complex repair, asset recovery, recycling and e-waste management. We provide repair expertise to multiple product lines such as consumer and midrange products, printers, PDA's, mobile phones, consumer medical devices, notebooks, PC's, set-top boxes, game consoles and highly complex infrastructure products. With our service parts logistics business, we manage all of the logistics and restocking processes essential to the efficient operation of repair and refurbishment services.

Additionally, our after-sales services include our Retail Technical Services ("RTS") business. This business provides end user technical support in a number of market sectors, including consumer electronics, small to medium size business, computing, and mobile technology. RTS offers end-to-end integrated service solutions through various venues, such as in home, in office, retail location, and via remote session. Services offered include diagnosis, repair, configuration, integration, and installation services. We believe that these offerings improve our customers' competiveness by decreasing product returns, lowering total cost of ownership, improving end-user experience with products and increasing end-customer retention.

STRATEGY

Our strategy is to grow our business and enhance profitability by using our market-focused expertise and capabilities and our global economies of scale to offer the most competitive, vertically-integrated, global supply chain services to our customers. To achieve this goal, we continue to enhance our global customer focused capabilities through the following:

Market-Focused Approach. We continue to refine our market-focused expertise and capabilities to ensure that we can make fast, flexible decisions in response to changing market conditions. By focusing our resources on serving specific markets and sub sectors, we are able to better understand and adapt to complex market dynamics and anticipate trends that impact our OEM customers' businesses. We can help improve our customers' market positioning by effectively adjusting product plans and roadmaps, and business requirements to deliver optimum cost, high quality products, services and solutions and meet their time-to-market requirements.

Global Manufacturing Capabilities and Vertically-Integrated Service Offering. One of our core strategies is to optimize and leverage our global manufacturing capabilities and vertically-integrated services and solutions to meet our customers' requirements and expand into new markets. Through both internal development and synergistic acquisitions, we enhance our competitive position as a leading provider of comprehensive outsourcing solutions and services and are able to capture a larger portion of our customers end-to-end supply chain requirements. We will continue to selectively pursue strategic opportunities that we believe will further enhance our business objectives and create additional shareholder value.

Focused Design and Engineering Capabilities. We employ focused design and engineering resources as part of our strategy to offer services that help our OEM customers achieve time-to-market and cost savings for their products. We believe that our enhanced design offerings provide a unique market differentiator that allows us to provide a full suite of complementary design services to our customers.

Capitalize on Our Industrial Park Concept. Our industrial parks are self-contained campuses where we co-locate our manufacturing, components, and logistics operations with certain strategic suppliers in low-cost regions around the world. These industrial parks allow us to minimize logistics, distribution and transportation costs throughout the supply chain and reduce manufacturing cycle time by reducing distribution barriers, improving communications, increasing flexibility and reducing turnaround times. We intend to continue to capitalize on these industrial parks as part of our strategy to offer our customers cost competitive solutions and flexible just-in-time delivery programs.

Streamline Business Processes Through Information Technologies. We use a sophisticated automated manufacturing resources planning system and enhanced business-to-business data interchange capabilities to ensure inventory control and optimization. We streamline business processes by using these information technology tools to improve order placement, tracking and fulfillment. We are also able to provide our customers with online access to product design and manufacturing process information. We continually enhance our information technology systems to support business growth, and intend to continue to drive our strategy of streamlining business processes through the use of information technologies. We will continue to offer our customers a comprehensive solution to improve their communications across their supply chain and enable them to be more responsive to market demands.

COMPETITIVE STRENGTHS

We continue to enhance our business through the development and broadening of our product and service offerings. Our focus is to be a flexible organization with repeatable execution, that adapts to macroeconomic changes, and creates value which increases our customers' competitiveness. We have concentrated our strategy on market-focused expertise, capabilities, services and our vertically-integrated, global supply chain services. We believe that the following capabilities differentiate us from our competitors and enable us to better serve our customers' requirements:

Geographic, Customer and End Market Diversification. We believe that we have created a well-diversified and balanced company. We have diversified our business across multiple end markets, significantly expanding our available market. The world is undergoing change and macroeconomic disruptions that has lead to demand shifts and realignments. We believe that we are well positioned through our market diversification to grow in excess of the industry average and successfully navigate through difficult economic climates. Our broad geographic footprint and experience with multiple types and complexity levels of products provides us a significant competitive advantage. We continually look for new ways to diversify our offering within each market segment. We have reduced the concentration of sales to our ten largest customers to 47% of net sales in fiscal year 2010 from 55% of net sales in fiscal year 2008.

Significant Scale and Global Integrated System. We believe that scale is a significant competitive advantage, as our customers' solutions increasingly require cost structures and capabilities that can only be achieved through size and global reach. We are a leader in global procurement, purchasing approximately $19.0 billion of material during our fiscal year ended March 31, 2010. As a result, we are able to use our worldwide supplier relationships to achieve advantageous pricing and supply chain flexibility for our OEM customers.

We have established an extensive, integrated network of design, manufacturing and logistics facilities in the world's major electronics markets to serve the outsourcing needs of both multinational and regional OEMs. Our extensive global network of facilities in 30 countries with approximately 165,000 employees gives us the ability to increase the competitiveness of our customers by simplifying their global product development processes while also delivering improved product quality with improved performance and accelerated time to market. Operating and executing this complex worldwide solutions system is a competitive advantage.

Extensive Design and Engineering Capabilities. We have an industry leading global design service offering with extensive product design engineering resources that provide global design services, products, and solutions to satisfy a wide array of customer requirements across all of our key markets. We combine our design and manufacturing offering services to provide end-to-end customized solutions that include services from design layout, through product industrialization and product development, including the manufacture of vertically-integrated components (such as camera modules) and complete products (such as cellular phones), which are then sold by our OEM customers under the OEMs' brand names.

Vertically-Integrated End-to-End Solution. We offer a comprehensive range of worldwide supply chain services that simplify and improve the global product development process and provide meaningful time and cost savings to our OEM customers. Our broad based, vertically-integrated, end-to-end services enable us to cost effectively design, build, ship and service a complete packaged product. We believe that our vertically-integrated capabilities also help our customers improve product quality, manufacturability and performance, and reduce costs. We have expanded and enhanced our vertically-integrated service offering by adding capabilities in machining, flexible printed circuit boards, and power supplies, as well as by introducing new vertically-integrated capabilities in areas such as solar equipment, large format stamping and chargers.

Industrial Parks; Low-Cost Manufacturing Services. We have developed self-contained campuses that co-locate our manufacturing and logistics operations with our suppliers at a single, low-cost location. These industrial parks enhance our total supply chain management, while providing a low-cost, multi-technology solution for our customers. This approach increases the competitiveness of our customers by reducing logistical barriers and costs, improving communications, increasing flexibility, lowering transportation costs and reducing turnaround times. We have strategically established our large industrial parks in Brazil, China, Hungary, India, Malaysia, Mexico and Poland.

In addition, we have other regional manufacturing operations situated in low-cost regions of the world to provide our customers with a wide array of manufacturing solutions and low manufacturing costs. As of March 31, 2010, approximately 76% of our manufacturing capacity was located in low-cost locations, such as Brazil, China, Hungary, India, Indonesia, Malaysia, Mexico, Romania, Singapore, Slovakia and Ukraine. We believe we are a global industry leader in low-cost production capabilities.

Long-Standing Customer Relationships. We believe that maintaining our long-term relationships with key customers is a critical requirement for maintaining our market position, growth and profitability. We believe that our ability to maintain and grow these customer relationships results from our ability to continuously create value that increases our customers' competitiveness. We achieve this through our broad range of vertically-integrated service offerings and solutions, and our market-focused approach, which allows us to provide innovative thinking to all of the manufacturing and related services that we provide to our customers. We continue to receive numerous service and quality awards that further validate the success of these programs.

CUSTOMERS

Our customers include many of the world's leading technology companies. We have focused on establishing long-term relationships with our customers and have been successful in expanding our relationships to incorporate additional product lines and services. In fiscal year 2010, our ten largest customers accounted for approximately 47% of net sales. Our largest customer during fiscal year 2010 was Hewlett-Packard, which accounted for more than 10% of net sales. No other customer accounted for more than 10% of net sales in fiscal year 2010.

The following table lists in alphabetical order a representative sample of our largest customers in fiscal year 2010 and the products of those customers for which we provide EMS services:

Customer	End Products
Alcatel-Lucent	Business telecommunications systems and core routers and switches
Cisco	Wireless and enterprise telecommunications infrastructure
Dell	Desktop and notebook computers and servers
Ericsson	Business telecommunications systems and GSM infrastructure
Hewlett-Packard	Notebook and netbook computers, inkjet printers and storage devices
Huawei	Wireless and enterprise telecommunications infrastructure and mobile phones
Lenovo	All-in-one desktop, desktop and notebook computers
Microsoft	Computer peripherals and consumer electronics gaming products
Oracle (Sun Microsystems)	Enterprise computing and storage products
Research in Motion	Smartphones and other mobile communication devices
Xerox	Office equipment and components


Annual Report

BACKLOG

Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. In addition, OEM customers may reschedule or cancel firm orders based upon contractual arrangements. Therefore, we do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales.

COMPETITION

The EMS market is extremely competitive and includes many companies, several of which have achieved substantial market share. We compete against numerous domestic and foreign EMS providers, as well as our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. We face particular competition from Asian based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production.

We compete with different companies depending on the type of service we are providing or the geographic area in which an activity takes place. We believe that the principal competitive factors in the EMS market are: quality and range of services; design and technological capabilities; cost; location of facilities; responsiveness and flexibility.

SOCIAL RESPONSIBILITY

Our corporate social responsibility practices focus on global human rights, global environmental conditions, business ethics, and the health and safety of all stakeholders. We do this with controlled business processes, thus ensuring that our business is conducted in a manner that goes beyond compliance alone. We implement programs, including compliance audits and compliance capability building programs, that focus on driving continuous improvements in social, ethical, and environmental compliance throughout all of our global operating units in accordance with our Code of Conduct. As a guide to achieve this end, Flextronics looks at principles, policies, and standards as prescribed by the Electronics Industry Citizenship Coalition ("EICC"), a worldwide association of electronics companies committed to promoting an industry code of conduct for global electronics supply chains to improve working and environmental conditions. Flextronics is a founding member of the EICC coalition.

Being a good corporate citizen does not mean that we should merely conform to the standards. We extend beyond meeting responsibilities by offering a wide range of programs and initiatives that engage our internal and external communities. At the heart of this endeavor lies our pragmatic goal of creating a difference to the people in the community in which we operate. We intend to continue to invest in these global communities through grant-making, financial contributions, volunteer work, support programs and by donating resources.

EMPLOYEES

As of March 31, 2010, our global workforce totaled approximately 165,000 employees. In certain international locations, our employees are represented by labor unions and by work councils. We have never experienced a significant work stoppage or strike, and we believe that our employee relations are good.

Our success depends to a large extent upon the continued services of key managerial and technical employees. The loss of such personnel could seriously harm our business, results of operations and business prospects. To date, we have not experienced significant difficulties in attracting or retaining such personnel.

ENVIRONMENTAL REGULATION

Our operations are regulated under various federal, state, local and international laws governing the environment, including laws governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We have infrastructures in place to ensure that our operations are in compliance with all applicable environmental regulations. We do not believe that costs of compliance with these laws and regulations will have a material adverse effect on our capital expenditures, operating results, or competitive position. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third-party sites. We engage environmental consulting firms to assist us in the evaluation of environmental liabilities of our ongoing operations, historical disposal activities and closed sites in order to establish appropriate accruals in our financial statements. We determine the amount of our accruals for environmental matters by analyzing and estimating the range of possible costs in light of information currently available. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by us at our operating facilities, or a determination that we are potentially responsible for the release of hazardous substances at other sites could result in expenditures in excess of amounts currently estimated to be required for such matters. While no material exposures have been identified to date that we are aware of, there can be no assurance that additional environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

We are also required to comply with an increasing number of product environmental compliance regulations focused on the restriction of certain hazardous substances. For example, the electronics industry became subject to the European Union's Restrictions on Hazardous Substances ("RoHS"), Waste Electrical and Electronic Equipment ("WEEE") directives, the regulation EC 1907/2006 EU Directive REACH (Regulation, Evaluation, Authorization, and restriction of Chemicals), and China RoHS entitled, Management Methods for Controlling Pollution for Electronic Information Products ("EIPs"). Similar legislation has been or may be enacted in other jurisdictions, including in the United States. Our business requires close collaboration with our customers and suppliers to mitigate risk of non-compliance. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as the regulations. These programs vary from collecting compliance data from our suppliers to full laboratory testing, and we require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. RoHS and other similar legislation prohibits the use of lead, mercury and certain other specified substances in electronics products and WEEE requires EU importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. In the case of WEEE, although the compliance responsibility rests primarily with the EU importers and/or producers rather than with EMS companies, OEMs may turn to EMS companies for assistance in meeting their WEEE obligations.

INTELLECTUAL PROPERTY

We own or license various United States and foreign patents relating to a variety of technologies. For certain of our proprietary processes, we rely on trade secret protection. We also have registered our corporate name and several other trademarks and service marks that we use in our business in the United States and other countries throughout the world. As of March 31, 2010 and 2009, the carrying value of our intellectual property was immaterial.

Although we believe that our intellectual property assets and licenses are sufficient for the operation of our business as we currently conduct it, we cannot assure you that third parties will not make infringement claims against us in the future. In addition, we are increasingly providing design and engineering services to our customers and designing and making our own products. As a consequence of these activities, we are required to address and allocate the ownership and responsibility for intellectual property in our customer relationships to a greater extent than in our manufacturing and assembly businesses. If a third party were to make an assertion regarding the ownership or right to use intellectual property, we could be required to either enter into licensing arrangements or to resolve the issue through litigation. Such license rights might not be available to us on commercially acceptable terms, if at all, and any such litigation might not be resolved in our favor. Additionally, litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome. We also could be required to incur substantial costs to redesign a product or re-perform design services.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Refer to Note 14, "Segment Reporting," to our Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" for financial information about our geographic areas.

ADDITIONAL INFORMATION

Our Internet address is http://www.flextronics.com. We make available through our Internet website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

We were incorporated in the Republic of Singapore in May 1990. Our principal corporate office is located at 2 Changi South Lane, Singapore 486123. Our U.S. corporate headquarters is located at 847 Gibraltar Drive, Milpitas, CA, 95035.

ITEM 1A. *RISK FACTORS*

We depend on industries that continually produce technologically advanced products with short life cycles and our business would be adversely affected if our customers' products are not successful or if our customers lose market share.

We derive our revenues from customers in the following product areas:

- Infrastructure, which includes networking, telecom infrastructure, communications and smart grid equipment, such as base stations, core routers and switches, optical and optical network terminal equipment, and connected home products, such as wireless routers, set-top boxes, DSL/cable modems and metering devices;

- Mobile communication devices, which includes handsets operating on a number of different platforms such as GSM, CDMA, TDMA and WCDMA;
- Computing, which includes products such as all-in-one PC desktops, notebook and netbook computers, enterprise storage devices and servers;
- Consumer digital devices, which includes products such as home entertainment equipment, game consoles, printers, copiers and cameras;
- Industrial, Semiconductor Capital Equipment, Clean Technology, Aerospace and Defense, and White Goods, which includes products such as home appliances, industrial meters, in-flight entertainment, robotics, bar code readers, self-service kiosks, solar and wind energy market equipment and test equipment;
- Automotive and Marine, which includes products such as navigation instruments, radar components, and instrument panel and radio components; and
- Medical devices, which includes products such as drug delivery, diagnostic, telemedicine and disposable medical devices.

Factors affecting any of these industries in general, or our customers in particular, could seriously harm us. These factors include:

- rapid changes in technology, evolving industry standards and requirements for continuous improvement in products and services result in short product life cycles;
- demand for our customers' products may be seasonal;
- our customers may fail to successfully market their products, and our customers' products may fail to gain widespread commercial acceptance;
- our customers may experience dramatic market share shifts in demand which may cause them to exit the business; and
- there may be recessionary periods in our customers' markets, such as the recent global economic downturn.

Our customers may cancel their orders, change production quantities or locations, or delay production, and the inherent difficulties involved in responding to these demands could harm our business.

As a provider of electronics design and manufacturing services and components, we must provide increasingly rapid product turnaround time for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead times in customer orders which may be less than the lead time we require to procure necessary components and materials.

Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufacture and deliver for these customers, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and by lowering our asset utilization resulting in lower gross margins. Additionally, current and prospective customers continuously evaluate our capabilities against other providers as well as against the merits of manufacturing products themselves. Our business would be adversely affected if OEMs decide to perform these functions internally or transfer the business to another provider.

The short-term nature of our customers' commitments and the rapid changes in demand for their products reduces our ability to accurately estimate the future requirements of our customers. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In that regard, we must make significant decisions, including determining the levels of business that we will seek and accept, setting production schedules, making component procurement commitments, and allocating personnel and other resources, based on our estimates of our customers' requirements.

On occasion, customers require rapid increases in production or require that manufacturing of their products be transitioned from one facility to another to achieve cost or other objectives. These demands stress our resources and reduce our margins. We may not have sufficient capacity at any given time to meet our customers' demands, and transfers from one facility to another can result in inefficiencies and costs due to excess capacity in one facility and corresponding capacity constraints at another. Due to many of our costs and operating expenses being relatively fixed, customer order fluctuations, deferrals and transfers of demand from one facility to another, as described above, have had a material adverse effect on our operating results in the past, including the third and fourth quarters in fiscal 2009, and we may experience such effects in the future.

Our industry is extremely competitive; if we are not able to continue to provide competitive services, we may lose business.

We compete with a number of different companies, depending on the type of service we provide or the location of our operations. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus, and ODMs with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our industry is extremely competitive, many of our competitors have achieved substantial market share and some may have lower cost structures or greater design, manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

The majority of our sales come from a small number of customers and a decline in sales to any of these customers could adversely affect our business.

Sales to our ten largest customers represent a significant percentage of our net sales. Our ten largest customers accounted for approximately 47%, 50% and 55% of net sales in fiscal years 2010, 2009 and 2008, respectively. Our largest customer during fiscal 2010 was Hewlett-Packard, which accounted for more than 10% of net sales. No other customer accounted for more than 10% of net sales in fiscal year 2010. Our largest customer during fiscal years 2009 and 2008 was Sony-Ericsson, which accounted for more than 10% of net sales. No other customer accounted for more than 10% of net sales in fiscal years 2009 or 2008. Our principal customers have varied from year to year. These customers may experience dramatic declines in their market shares or competitive position, due to economic or other forces, that may cause them to reduce their purchases from us or, in some cases, result in the termination of their relationship with us. Significant reductions in sales to any of these customers, or the loss of major customers, would materially harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

In recent years, we have experienced growth in our business through a combination of internal growth and acquisitions. However, our business also has been negatively impacted by the recent adverse global economic conditions. The expansion of our business, as well as business contractions and other changes in our customers' requirements, have in the past, and may in the future, require that we adjust our business and cost structures, including by incurring restructuring charges. Restructuring activities involve reductions in our workforce at some locations and closure of certain facilities. All of these changes have in the past placed, and may in the future place, considerable strain on our management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not properly manage our financial and management controls, reporting systems and procedures to manage our employees, our business could be harmed.

In recent years, we have undertaken initiatives to restructure our business operations through a series of restructuring activities, which were intended to realign our global capacity and infrastructure with demand by our OEM customers and thereby improve our operational efficiency. These activities included reducing excess workforce and capacity, transitioning manufacturing to lower-cost locations and eliminating redundant facilities, and consolidating and eliminating certain administrative facilities.

We recognized restructuring charges of approximately $107.5 million, $179.8 million and $447.7 million in fiscal years 2010, 2009 and 2008, respectively. We may be required to take additional charges in the future to align our operations and cost structures with global economic conditions, market demands, cost competitiveness, and our geographic footprint as it relates to our customers' production requirements. We may consolidate certain manufacturing facilities or transfer certain of our operations to lower cost geographies. If we are required to take additional restructuring charges in the future, our operating results, financial condition, and cash flows could be adversely impacted. Additionally, there are other potential risks associated with our restructurings that could adversely affect us, such as delays encountered with the finalization and implementation of the restructuring activities, work stoppages, and the failure to achieve targeted cost savings.

Our components business is dependent on our ability to quickly launch world-class components products, and our investment in development, together with start-up and integration costs necessary to achieve quick launches of world-class components products, may adversely affect our margins and profitability.

Our components business, which includes PCB and flexible circuit fabrication, camera modules, power supplies and display and touch design manufacturing, is part of our strategy to improve our competitive position and to grow our future margins, profitability and shareholder returns by expanding our vertical-integration capabilities. The success of our components business is dependent on our ability to design and introduce world-class components that have performance characteristics which are suitable for a broad market and that offer significant price and/or performance advantages over competitive products.

To create these world class components offerings, we must continue to make substantial investments in the development of our components capabilities, in resources such as research and development, technology licensing, test and tooling equipment, facility expansions and personnel requirements. We may not be able to achieve or maintain market acceptance for any of our components offerings in any of our current or target markets. The success of our components business will also depend upon the level of market acceptance of our customers' end products, which incorporate our components, and over which we have no control.

In addition, OEMs often require unique configurations or custom designs which must be developed and integrated in the OEM's product well before the product is launched by the OEM. Thus, there is often substantial lead time between the commencement of design efforts for a customized component and the commencement of volume shipments of the component to the OEM. As a result, we may make substantial investments in the development and customization of products for our customers and no revenue may be generated from these efforts if our customers do not accept the customized component. Even if our customers accept the customized component, if our customers do not purchase anticipated levels of products, we may not realize any profits.

Our achievement of anticipated levels of profitability in our components business is also dependent on our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers. As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability in our components business.

We may be adversely affected by shortages of required electronic components.

From time to time, we have experienced shortages of some of the electronic components that we use. These shortages can result from strong demand for those components or from problems experienced by suppliers. These unanticipated component shortages could result in curtailed production or delays in production, which may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results. Our performance depends, in part, on our ability to incorporate changes in component costs into the selling prices for our products.

Component shortages impacted our results during the second half of fiscal year 2010. The supply constraints were broad based, but the impact was most evident with respect to connectors, capacitors, LCD panels and memory (both DRAM and Flash). We expect the challenging supply environment will persist during at least the first and possibly the second quarters of this fiscal year, and then to subside as new supply capacity becomes available.

Our supply chain may also be impacted by other events outside our control, including macroeconomic events, political crises or natural or environmental occurrences. For example, the recent volcanic activity in Iceland impacted air transportation throughout Europe, and disrupted our ability to procure components and to deliver products in the region.

Our substantial investments and start-up and integration costs in our design services business may adversely affect our margins and profitability.

As part of our strategy to enhance our vertically-integrated, end-to-end service offerings, we have expanded and continue to expand our design and engineering capabilities. Providing these services can expose us to different or greater potential risks than those we face when providing our manufacturing services.

Although we enter into contracts with our design services customers, we may design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all. Even if our customers accept our designs, if they do not then purchase anticipated levels of products, we may not realize any profits. Our design activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to a product, these contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any particular volume of purchases. These contracts can generally be terminated on short notice. In addition, some of the products we design and develop must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

Due to the increased risks associated with our design services offerings, we may not be able to achieve a high enough level of sales for this business, and the significant investments in research and development, technology licensing, test and tooling equipment, patent applications, facility expansion and recruitment that it requires, to be profitable. The initial costs of investing in the resources necessary to expand our design and engineering capabilities, and in particular to support our design services offerings, have historically adversely affected our profitability, and may continue to do so as we continue to make investments in these capabilities.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition or results of operations.

As a medical device manufacturer, we have additional compliance requirements. We are required to register with the U.S. Food and Drug Administration ("FDA") and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections and product field monitoring by the FDA. If any FDA inspection reveals noncompliance with QSR or other FDA regulations, and the Company does not address the observation adequately to the satisfaction of the FDA, the FDA may take action against us. FDA actions may include issuing a letter of inspectional observations, issuing a warning letter, imposing fines, bringing an action against the Company and its officers, requiring a recall of the products we manufactured for our customers, issuing an import detention on products entering the U.S. from an offshore facility, or shutting down a manufacturing facility. If any of these actions were to occur, it would harm our reputation and cause our business to suffer.

In the European Union ("EU"), we are required to maintain certain standardized certifications in order to sell our products and must undergo periodic inspections to obtain and maintain these certifications. Continued noncompliance to the EU regulations could stop the flow of products into the EU from us or from our customers. In China, the Safe Food and Drug Administration controls and regulates the manufacture and commerce of healthcare products. We must comply with the regulatory laws applicable to medical device manufactures or our ability to manufacture products in China could be impacted. In Japan, the Pharmaceutical Affairs Laws regulate the manufacture and commerce of healthcare products. These regulations also require that subcontractors manufacturing products intended for sale in Japan register with authorities and submit to regulatory audits. Other Asian countries where we operate have similar laws regarding the regulation of medical device manufacturing.

We conduct operations in a number of countries and are subject to risks of international operations.

The distances between the Americas, Asia and Europe create a number of logistical and communications challenges for us. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries. Facilities in several different locations may be involved at different stages of the production of a single product, leading to additional logistical difficulties.

Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to the risks of changes in economic and political conditions in those countries, including:

- fluctuations in the value of local currencies;
- labor unrest, difficulties in staffing and geographic labor shortages;
- longer payment cycles;
- cultural differences;
- increases in duties and taxation levied on our products;
- imposition of restrictions on currency conversion or the transfer of funds;
- limitations on imports or exports of components or assembled products, or other travel restrictions;
- expropriation of private enterprises;
- exposure to infectious disease and epidemics; and
- a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

The attractiveness of our services to U.S. customers can be affected by changes in U.S. trade policies, such as most favored nation status and trade preferences for some Asian countries. In addition, some countries in which we operate, such as Brazil, Hungary, India, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as China and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions to U.S. dollars or other freely convertible currencies, or to move funds from our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors.

Another significant legal risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act, which prohibits covered companies from making payments to foreign government officials to assist in obtaining or retaining business. Our Code of Business Conduct prohibits us from offering or giving anything of value to a government official for the purpose of obtaining or retaining business, to win a business advantage or to improperly influence a decision regarding Flextronics. Nevertheless, there can be no assurance that all of our employees and agents will refrain from taking actions in violation of this and our related anti-corruption policies and procedures. Any such violation could have a material adverse effect on our business.

We are subject to the risk of increased income taxes.

We have structured our operations in a manner designed to maximize income in countries where:

- tax incentives have been extended to encourage foreign investment; or
- income tax rates are low.

A number of countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or if tax rates applicable to us in such jurisdictions are otherwise increased. For example, on March 16, 2007, the Chinese government passed a new unified enterprise income tax law which became effective on January 1, 2008. Among other things, the new law cancels many income tax incentives previously applicable to our subsidiaries in China. Under the new law, the tax rates applicable to the operations of most of our subsidiaries in China will be increased to 25%. The new law provides a transition rule which increases the tax rate to 25% over a 5-year period. The new law also increased the standard withholding rate on earnings distributions to between 5% and 10% depending on the residence of the shareholder. The ultimate effect of these and other changes in Chinese tax laws on our overall tax rate will be affected by, among other things, our China income, the manner in which China interprets, implements and applies the new tax provisions, and by our ability to qualify for any exceptions or new incentives.

In addition, the Company and its subsidiaries are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world. For example, an acquired subsidiary received an assessment pursuant to a Revenue Agent's Report ("RAR") from the Internal Revenue Service ("IRS") based on an examination of its federal income tax returns for fiscal years 2001 and 2002. The RAR is not a final Statutory Notice of Deficiency, and the acquired subsidiary filed a protest to certain of the proposed adjustments with the Appeals Office of the IRS.

In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, we believe that our reserves for uncertain tax benefits reflect the outcome of tax positions that are more likely than not to occur. However, we cannot assure you that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax provision, operating results, financial position and cash flows in the period or periods for which that determination is made.

The success of certain of our activities depends on our ability to protect our intellectual property rights; intellectual property infringement claims against our customers or us could harm our business.

We retain certain intellectual property rights to some of the technologies that we develop as part of our engineering, design and manufacturing services and components offerings. As the level of our engineering and design activities increases, the extent to which we rely on rights to intellectual property incorporated into products is increasing. The measures we have taken to prevent unauthorized use of our technology may not be successful. If we are unable to protect our intellectual property rights, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Our engineering, design and manufacturing services and components offerings involve the creation and use of intellectual property rights, which subject us to the risk of claims of intellectual property infringement from third parties, as well as claims arising from the allocation of intellectual property rights among us and our customers. In addition, our customers may require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for such infringement, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all.

If our products or components contain defects, demand for our services may decline and we may be exposed to product liability and product warranty liability.

Defects in the products we manufacture or design, whether caused by a design, engineering, manufacturing or component failure or deficiencies in our manufacturing processes, could result in product or component failures, which may damage our business reputation, and expose us to product liability or product warranty claims.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for the recall, repair or replacement of a product or component. Although we generally allocate liability for these claims in our contracts with our customers, even where we have allocated liability to our customers, our customers may not have the resources to, satisfy claims for costs or liabilities arising from a defective product or component for which they have assumed responsibility.

If we design, engineer or manufacture a product or component that is found to cause any personal injury or property damage or is otherwise found to be defective, we could spend a significant amount of money to resolve the claim. In addition, product liability and product recall insurance coverage are expensive and may not be available with respect to all of our services offerings on acceptable terms, in sufficient amounts, or at all. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in foreign currency exchange rates could increase our operating costs.

Our manufacturing operations and industrial parks are located in lower cost regions of the world, such as Asia, Eastern Europe and Mexico; however, most of our purchase and sale transactions are denominated in United States dollars, Japanese yen or euros. As a result, we are exposed to fluctuations in the functional currencies of our fixed cost overhead or our supply base relative to the currencies in which we conduct transactions.

Currency exchange rates fluctuate on a daily basis as a result of a number of factors, including changes in a country's political and economic policies. Volatility in the functional and non-functional currencies of our entities and the United States dollar could seriously harm our business, operating results and financial condition. The primary impact of currency exchange fluctuations is on the cash, receivables, and payables of our operating entities. As part of our currency hedging strategy, we use financial instruments, primarily forward purchase and swap contracts, to hedge our United States dollar and other currency commitments in order to reduce the short-term impact of foreign currency fluctuations on current assets and liabilities. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

We are also exposed to risks related to the valuation of the Chinese currency relative to other foreign currencies. The Chinese currency is the renminbi ("RMB"). A significant increase in the value of the RMB could adversely affect our financial results and cash flows by increasing both our manufacturing costs and the costs of our local supply base.

We depend on our executive officers and skilled management personnel.

Our success depends to a large extent upon the continued services of our executive officers. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers or other key employees. We will need to recruit and retain skilled management personnel and if we are not able to do so, our business could be harmed. In addition, in connection with expanding our design services offerings, we must attract and retain experienced design engineers. There is substantial competition in our industry for highly skilled employees. Our failure to recruit and retain experienced design engineers could limit the growth of our design services offerings, which could adversely affect our business.

Our failure to comply with environmental laws could adversely affect our business.

We are subject to various federal, state, local and foreign environmental laws and regulations, including regulations governing the use, storage, discharge and disposal of hazardous substances used in our manufacturing processes. We are also subject to laws and regulations governing the recyclability of products, the materials that may be included in products, and our obligations to dispose of these products after end users have finished with them. Additionally, we may be exposed to liability to our customers relating to the materials that may be included in the components that we procure for our customers' products. Any violation or alleged violation by us of environmental laws could subject us to significant costs, fines or other penalties.

We are also required to comply with an increasing number of product environmental compliance regulations focused on the restriction of certain hazardous substances. We are subject to the European Union ("EU") directives, including the Restrictions on Hazardous Substances Directive ("RoHS"), the Waste Electrical and Electronic Equipment Directive ("WEEE") as well as the EU's Regulation, Evaluation, Authorization, and Restriction of Chemicals ("REACH") regulation. Also of note is China's Management Methods for Controlling Pollution Caused by Electronic Information Products regulation, commonly referred to as "China RoHS", which restricts the importation into and production within China of electrical equipment containing certain hazardous materials. Similar legislation has been or may be enacted in other jurisdictions, including in the United States. RoHS and other similar legislation prohibits the use of lead, mercury and certain other specified substances in electronics products and WEEE requires EU importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as applicable regulations. These programs vary from collecting compliance data from our suppliers to full laboratory testing, and we require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. In the case of WEEE, the compliance responsibility rests primarily with the EU importers and/or producers rather than with EMS companies. However, OEMs may turn to EMS companies for assistance in meeting their obligations under WEEE.

In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Our failure to comply with environmental laws and regulations or adequately address contaminated sites could limit our ability to expand our facilities or could require us to incur significant expenses, which would harm our business.

Our business and operations could be adversely impacted by climate change initiatives.

Concern over climate change has led to international legislative and regulatory initiatives directed at limiting carbon dioxide and other greenhouse gas emissions. Proposed and existing efforts to address climate change by reducing greenhouse gas emissions could directly or indirectly affect our costs of energy, materials, manufacturing, distribution, packaging and other operating costs, which could impact our business and financial results.

Our operating results may fluctuate significantly due to seasonal demand.

Two of our significant end markets are the mobile devices market and the consumer devices market. These markets exhibit particular strength toward the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our third fiscal quarter as compared to our other fiscal quarters. Economic or other factors leading to diminished orders in the end of the calendar year could harm our business.

We may encounter difficulties with acquisitions, which could harm our business.

We have completed numerous acquisitions of businesses and we may acquire additional businesses in the future. Any future acquisitions may require additional equity financing, which could be dilutive to our existing shareholders, or additional debt financing, which could increase our leverage and potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration of acquired businesses may require that we incur significant restructuring charges.

In addition, acquisitions involve numerous risks and challenges, including:

- diversion of management's attention from the normal operation of our business;
- potential loss of key employees and customers of the acquired companies;
- difficulties managing and integrating operations in geographically dispersed locations;
- the potential for deficiencies in internal controls at acquired companies;
- increases in our expenses and working capital requirements, which reduce our return on invested capital;
- lack of experience operating in the geographic market or industry sector of the acquired business; and
- exposure to unanticipated liabilities of acquired companies.

These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

Our strategic relationships with major customers create risks.

In the past, we have completed numerous strategic transactions with OEM customers. Under these arrangements, we generally acquire inventory, equipment and other assets from the OEM, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year supply agreements for the production of their products. We may pursue these OEM divestiture transactions in the future. These arrangements entered into with divesting OEMs typically involve many risks, including the following:

- we may need to pay a purchase price to the divesting OEMs that exceeds the value we ultimately may realize from the future business of the OEM;
- the integration of the acquired assets and facilities into our business may be time-consuming and costly, including the incurrence of restructuring charges;
- we, rather than the divesting OEM, bear the risk of excess capacity at the facility;
- we may not achieve anticipated cost reductions and efficiencies at the facility;
- we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions;
- our supply agreements with the OEMs generally do not require any minimum volumes of purchase by the OEMs, and the actual volume of purchases may be less than anticipated; and
- if demand for the OEMs' products declines, the OEM may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

Our debt level may create limitations

As of March 31, 2010, our total debt was approximately $2.3 billion. This level of indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, and may limit our ability to access additional capital or execute our business strategy.

Weak global economic conditions and instability in financial markets may adversely affect our business, results of operations, financial condition and access to capital markets.

Our revenue and gross margin depend significantly on general economic conditions and the demand for products in the markets in which our customers compete. The recent financial crisis affecting the banking system and capital markets resulted in a tightening in the credit markets, a low level of liquidity in many financial markets and high volatility in credit, fixed income and equity markets. Longer term disruptions in the capital and credit markets could adversely affect our access to liquidity needed for our business. If financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us, which could have an adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

Our exposure to financially troubled customers or suppliers may adversely affect our financial results.

We provide EMS services to companies and industries that have in the past, and may in the future, experience financial difficulty. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our products from these customers could decline. Additionally, if our suppliers experience financial difficulty we could have difficulty sourcing supply necessary to fulfill production requirements and meet scheduled shipments. If one or more of our customers were to become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following: an increase in our provision for doubtful accounts, a charge for inventory write-offs, a reduction in revenue, and an increase in our working capital requirements due to higher inventory levels and increases in days our accounts receivable are outstanding.

It may be difficult for investors to effect services of process within the United States on us or to enforce civil liabilities under the federal securities laws of the United States against us.

We are incorporated in Singapore under the Companies Act, Chapter 50 of Singapore. Some of our officers reside outside the United States, and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect services of process upon us within the United States. Additionally, judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws may not be enforceable against us. Judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States are not directly enforceable in Singapore courts, and Singapore courts may not enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

The market price of our ordinary shares is volatile.

The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of companies, including technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares has been and may in the future be subject to similar volatility. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations, general market fluctuations, and macro economic conditions may cause the market price of our ordinary shares to decline.

We are subject to breach of our security systems.

We have implemented security systems with the intent of maintaining the physical security of our facilities and protecting our customers' and our suppliers' confidential information. Despite such efforts, we are subject to breach of security systems which may result in unauthorized access to our facilities and/or the information we are trying to protect. If unauthorized parties gain physical access to one of our facilities or electronic access to our information systems or such information is misdirected, lost or stolen during transmission or transport, any theft or misuse of such information could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for damages related to the theft or misuse of such information, any of which could have a material adverse effect on our profitability and cash flow.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our facilities consist of a global network of industrial parks, regional manufacturing operations, and design, engineering and product introduction centers, providing over 26.6 million square feet of productive capacity as of March 31, 2010. We own facilities with approximately 10.2 million square feet in Asia, 3.4 million square feet in the Americas and 2.9 million square feet in Europe. We lease facilities with approximately 5.4 million square feet in Asia, 3.0 million square feet in the Americas and 1.7 million square feet in Europe.

Our facilities include large industrial parks, ranging in size from approximately 400,000 to 6.0 million square feet, in Brazil, China, Hungary, India, Malaysia, Mexico and Poland. We also have regional manufacturing operations, generally ranging in size from under 100,000 to approximately 1.0 million square feet, in Austria, Brazil, Canada, China, Czech Republic, Denmark, Finland, France, Germany, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, Norway, Poland, Romania, Singapore, Slovakia, Sweden, Taiwan, Ukraine, United Kingdom and the United States. We also have smaller design and engineering centers and product introduction centers at a number of locations in the world's major electronics markets.

Our facilities are well maintained and suitable for the operations conducted. The productive capacity of our plants is adequate for current needs.

ITEM 3. *LEGAL PROCEEDINGS*

We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. We defend ourselves vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

ITEM 4. *(REMOVED AND RESERVED)*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are quoted on the NASDAQ Global Select Market under the symbol "FLEX." The following table sets forth the high and low per share sales prices for our ordinary shares since the beginning of fiscal year 2009 as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal Year Ended March 31, 2010		
Fourth Quarter	$ 8.23	$6.34
Third Quarter	7.85	6.43
Second Quarter	7.52	4.04
First Quarter	4.62	2.94
Fiscal Year Ended March 31, 2009		
Fourth Quarter	$ 3.23	$1.86
Third Quarter	7.08	1.60
Second Quarter	9.60	7.41
First Quarter	11.23	9.28

As of May 14, 2010 there were 3,859 holders of record of our ordinary shares and the closing sales price of our ordinary shares as reported on the NASDAQ Global Select Market was $6.95 per share.

DIVIDENDS

Since inception, we have not declared or paid any cash dividends on our ordinary shares. The terms of our outstanding Senior Subordinated Notes currently restricts our ability to pay cash dividends. For more information, please see Note 4, "Bank Borrowings and Long-term Debt" to our consolidated financial statements included under Item 8, "Financial Statements and Supplementary Data."

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph and accompanying information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, regardless of any general incorporation language in any such filing.

The graph below compares the cumulative total shareholder return on our ordinary shares, the Standard & Poor's 500 Stock Index and a peer group comprised of Benchmark Electronics, Inc., Celestica, Inc., Jabil Circuit, Inc., and Sanmina-SCI Corporation.

The graph below assumes that $100 was invested in our ordinary shares, in the Standard & Poor's 500 Stock Index and in the peer group described above on March 31, 2005 and reflects the annual return through March 31, 2010, assuming dividend reinvestment.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performances of our ordinary shares.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Flextronics International Ltd., The S&P 500 Index
And A Peer Group


$140
$120
$100
$80
$60
$40
$20
$0
3/05
3/06
3/07
3/08
3/09
3/10
Flextronics International Ltd.
S&P 500 Index
Peer Group

* $100 invested on March 31, 2005 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

	3/05	3/06	3/07	3/08	3/09	3/10
Flextronics International Ltd.	100.00	85.96	90.86	77.99	24.00	65.12
S&P 500	100.00	111.73	124.95	118.60	73.43	109.97
Peer Group	100.00	117.91	70.38	42.39	22.26	67.89

RECENT SALES OF UNREGISTERED SECURITIES

None.

INCOME TAXATION UNDER SINGAPORE LAW

Dividends. Singapore does not impose a withholding tax on dividends. All dividends paid on or after January 1, 2008 are tax exempt to shareholders.

Gains on Disposal. Under current Singapore tax law there is no tax on capital gains, thus any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of shares are income in nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore (in which case, the profits on the sale would be taxable as trade profits rather than capital gains).

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments — Recognition and Measurement ("FRS 39") for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of shares is made.

Stamp Duty. There is no stamp duty payable for holding shares, and no duty is payable on the acquisition of newly-issued shares. When existing shares are acquired in Singapore, a stamp duty is payable on the instrument of transfer of the shares at the rate of two Singapore dollars ("S$") for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. If the instrument of transfer is executed outside of Singapore, the stamp duty must be paid only if the instrument of transfer is received in Singapore.

Estate Taxation. The estate duty was abolished for deaths occurring on or after February 15, 2008. For deaths prior to February 15, 2008 the following rules apply:

If an individual who is not domiciled in Singapore dies on or after January 1, 2002, no estate tax is payable in Singapore on any of our shares held by the individual.

If property passing upon the death of an individual domiciled in Singapore includes our shares, Singapore estate duty is payable to the extent that the value of the shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5% on the first S$12,000,000 of the individual's chargeable assets and thereafter at 10%.

An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

Tax Treaties Regarding Withholding. There is no reciprocal income tax treaty between the U.S. and Singapore regarding withholding taxes on dividends and capital gains.

ITEM 6. *SELECTED FINANCIAL DATA*

These historical results are not necessarily indicative of the results to be expected in the future. The following table is qualified by reference to and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data."

	Fiscal Year Ended March 31,				
	2010	2009(1)	2008(1)(2)	2007(1)	2006(1)
	(In thousands, except per share amounts)				
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Net sales	$24,110,733	$30,948,575	$27,558,135	$18,853,688	$15,287,976
Cost of sales	22,800,733	29,513,011	25,972,787	17,777,859	14,354,461
Restructuring charges(3)	92,458	155,134	408,945	146,831	185,631
Gross profit	1,217,542	1,280,430	1,176,403	928,998	747,884
Selling, general and administrative expenses	767,134	979,060	807,029	547,538	463,946
Intangible amortization(4)	89,615	135,872	112,317	37,089	37,160
Goodwill impairment charge(5)	—	5,949,977	—	—	—
Restructuring charges(3)	15,070	24,651	38,743	5,026	30,110
Other charges (income), net(6)	206,895	89,262	61,078	(77,594)	(17,200)
Interest and other expense, net	155,603	231,917	133,582	130,588	128,495
Gain on divestiture of operations	—	—	—	—	(23,819)
Income (loss) from continuing operations before income taxes	(16,775)	(6,130,309)	23,654	286,351	129,192
Provision for (benefit from) income taxes(7)	(35,369)	5,209	705,037	4,053	54,218
Income (loss) from continuing operations	18,594	(6,135,518)	(681,383)	282,298	74,974
Income from discontinued operations, net of tax	—	—	—	187,738	30,644
Net income (loss)	$ 18,594	$ (6,135,518)	$ (681,383)	$ 470,036	$ 105,618
Diluted earnings (loss) per share:					
Continuing operations	$ 0.02	$ (7.47)	$ (0.95)	$ 0.47	$ 0.12
Discontinued operations	$ —	$ —	$ —	$ 0.31	$ 0.05
Total	$ 0.02	$ (7.47)	$ (0.95)	$ 0.79	$ 0.18

	As of March 31,				
	2010	2009(1)	2008(1)(2)	2007(1)	2006(1)
	(In thousands)				
CONSOLIDATED BALANCE SHEET DATA(8):					
Working capital	$ 1,642,790	$ 1,526,235	$ 2,911,922	$ 1,102,979	$ 938,632
Total assets	10,642,552	11,316,940	19,523,008	12,338,465	10,954,545
Total long-term debt and capital lease obligations, excluding current portion	1,990,258	2,733,680	3,310,042	1,372,495	1,328,110
Shareholders' equity	1,984,567	1,861,168	8,240,832	6,295,060	5,511,651

(1) Prior year amounts have been restated to reflect the adoption of a new accounting standard in fiscal year 2010 related to accounting for convertible debt instruments that may be settled for cash upon conversion. The adoption of the new standard affected the accounting for the Company's 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes. Refer to Note 2, "Summary of Accounting Policies — Recent Accounting Pronouncements," of the Notes to Consolidated Financial Statements for further discussion.

(2) On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The results of Solectron's operations were included in the Company's consolidated financial results beginning on the acquisition date.

(3) Restructuring charges incurred during the 2010 and 2009 fiscal years were primarily intended to rationalize the Company's global manufacturing capacity and infrastructure in response to weakened macroeconomic conditions and decline in demand from our OEM customers. Restructuring charges incurred during the 2008 fiscal year were primarily in connection with the acquisition and integration of Solectron. Restructuring charges incurred during the 2007 fiscal year and prior were primarily in connection with the consolidation and closure of multiple manufacturing facilities.

(4) The Company recognized a charge of $30.0 million during fiscal year 2008 for the write-off of certain intangible asset licenses due to technological obsolescence.

(5) The Company recognized a charge to impair goodwill as a result of a significant decline in its share value driven by weakened macroeconomic conditions that contributed to a decrease in market multiples and estimated discounted cash flows.

(6) The Company recognized charges of $199.4 million, $111.5 million and $61.1 million in fiscal years 2010, 2009 and 2008, respectively, for the loss on disposition, other-than-temporary impairment and other related charges on its investments in, and notes receivable from, certain non-publicly traded companies. In fiscal year 2009, the Company recognized a net gain of $22.3 million for the partial extinguishment of its 1% Convertible Subordinated Notes due August 1, 2010. The Company recognized $79.8 million and $20.6 million of net foreign exchange gains primarily related to the liquidation of certain international entities in fiscal years 2007 and 2006, respectively. The Company also recognized $7.7 million in executive separation costs in fiscal years 2006. In fiscal year 2006, the Company recognized a net gain of $4.3 million related to its investments in certain non-publicly traded companies.

(7) The Company recognized non-cash tax expense of $661.3 million during fiscal year 2008, as we determined the recoverability of certain deferred tax assets was no longer more likely than not.

(8) Includes continuing and discontinued operations for the fiscal year ended March 31, 2007 and prior.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "expects," "anticipates," "believes," "intends," "plans" and similar expressions identify forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We undertake no obligation to publicly disclose any revisions to these forward-looking statements to reflect events or circumstances occurring subsequent to filing this Form 10-K with the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed in this section and in Item 1A, "Risk Factors." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Accordingly, our future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

We are a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor capital equipment, clean technology aerospace and defense, and white goods; automotive and marine; and medical devices. We provide a full range of vertically-integrated global supply chain services through which we can design, build, ship and service a complete packaged product for our customers. Customers leverage our services to meet their product requirements throughout the entire product life cycle. Our vertically-integrated service offerings include: design services; rigid printed circuit board and flexible circuit fabrication; systems assembly and manufacturing; after-sales services; and multiple component product offerings.

On October 1, 2007, we completed the acquisition of 100% of the outstanding common stock of Solectron in a cash and stock transaction valued at approximately $3.6 billion. The acquisition of Solectron broadened our service offerings, strengthened our capabilities in the high end computing, communication and networking infrastructure markets, increased the scale of our existing operations and diversified our customer and product mix.

We are one of the world's largest EMS providers, with revenues of $24.1 billion in fiscal year 2010. As of March 31, 2010, our total manufacturing capacity was approximately 26.6 million square feet. We help customers design, build, ship, and service electronics products through a network of facilities in 30 countries across four continents. We have established an extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the growing outsourcing needs of both multinational and regional OEMs. In fiscal year 2010, our net sales in Asia, the Americas and Europe represented approximately 48%, 33% and 19%, respectively, of our total net sales, based on the location of the manufacturing site.

We believe that the combination of our extensive design and engineering services, significant scale and global presence, vertically-integrated end-to-end services, advanced supply chain management, industrial campuses in low-cost geographic areas and operational track record provide us with a competitive advantage in the market for designing, manufacturing and servicing electronics products for leading multinational OEMs. Through these services and facilities, we offer our OEM customers the ability to simplify their global product development, their manufacturing process, and their after sale services, and enable them to achieve meaningful time to market and cost savings.

Our operating results are affected by a number of factors, including the following:

- changes in the macroeconomic environment and related changes in consumer demand;
- the mix of the manufacturing services we are providing, the number and size of new manufacturing programs, the degree to which we utilize our manufacturing capacity, seasonal demand, shortages of components and other factors;
- the effects on our business when our customers are not successful in marketing their products, or when their products do not gain widespread commercial acceptance;
- effect on our business due to our customers' products having short product life cycles;
- our customers' ability to cancel or delay orders or change production quantities;
- our customers' decision to choose internal manufacturing instead of outsourcing for their product requirements;
- our exposure to financially troubled customers;
- integration of acquired businesses and facilities;
- our increased components offerings may reduce our profitability as we are required to make substantial investments in the resources necessary to design and develop these products without guarantee of cost recovery and margin generation; and
- our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers.

We also are subject to other risks as outlined in Item 1A, "Risk Factors."

Historically, the EMS industry experienced significant change and growth as an increasing number of companies elected to outsource some or all of their design and manufacturing requirements. We have seen an increase in the penetration of the global OEM manufacturing requirements since the 2001 — 2002 technology downturn as more and more OEMs pursued the benefits of outsourcing rather than internal manufacturing. In the second half of fiscal 2009, we experienced dramatically deteriorating macroeconomic conditions and demand for our customers' products slowed in all of the industries we serve. This global economic crisis, and related decline in demand for our customers' products, put pressure on certain of our OEM customers' cost structures and caused them to reduce their manufacturing and supply chain outsourcing requirements. In response, we announced in

March 2009 restructuring plans intended to rationalize our global manufacturing capacity and infrastructure with the intent to improve our operational efficiencies by reducing excess workforce and capacity. We have recognized approximately $258.1 million of associated charges since the announcement, with approximately $107.5 million and $150.6 million recognized during fiscal years 2010 and 2009, respectively. Beginning in the second half of fiscal year 2010, we began seeing some positive signs that demand for our OEM customers' end products was improving. We believe the long-term, future growth prospects for outsourcing of advanced manufacturing capabilities, design and engineering services and after-market services remains strong.

As a result of the recent weakened macroeconomic environment and associated credit market conditions, both liquidity concerns and access to capital negatively impacted many of our customers. We increased our efforts to manage our credit exposure with our customers and re-assessed the financial condition of many of our customers and suppliers to anticipate exposures and minimize our risks. During the 2009 fiscal year we incurred charges of $262.7 million for certain customers, most notably Nortel, that filed for bankruptcy or restructuring protection or experienced significant financial and liquidity difficulties. These charges related to the write-down of inventory and associated contractual obligations, and provisions for doubtful accounts.

Due to the significant decline in our share value in the 2009 fiscal year, which was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in the our estimated discounted cash flows, we recorded an impairment charge of $5.9 billion to write-off the entire carrying value of our goodwill as of the date of the charge. This non-cash charge did not affect our financial covenants or cash flows from operations.

We experienced margin improvements in fiscal 2010 as a result of improved customer demand, cost reduction efforts and manufacturing efficiencies.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2, "Summary of Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

Carrying Value of Goodwill and Other Long-Lived Assets

We review property and equipment and acquired amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of these long-lived assets exceeds their fair value. Recoverability of property and equipment and acquired amortizable intangible assets are measured by comparing their carrying amount to the projected cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment and acquired amortizable intangible assets exceeds fair value.

We evaluate goodwill for impairment on an annual basis. We also evaluate goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. We have one reporting unit: Electronic Manufacturing Services. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired. During fiscal year 2010, we did not recognize any impairment of our goodwill in connection with our impairment evaluation. The fair value of the reporting unit significantly exceeded the carrying value. For further discussion of goodwill see Note 2, "Summary of Accounting Policies — Goodwill and Other Intangibles" in Item 8, "Financial Statements and Supplementary Data."

In fiscal year 2009, we reviewed the carrying value of long-lived assets, including intangible assets, for impairment due to the deterioration in the global macroeconomic environment. During the third fiscal quarter ended December 31, 2008, we concluded that an interim goodwill impairment analysis was required based on the significant decline in the Company's market capitalization during the quarter. As a result of this analysis, we recognized a non-cash impairment charge of $5.9 billion to write-off the entire carrying value of the Company's goodwill as of the date of the assessment.

In fiscal year 2008, we recognized an impairment charge of approximately $30.0 million due to the write-off of certain intangible asset licenses due to technological obsolescence. This charge is included in intangible amortization in the Consolidated Statement of Operations for the fiscal year ended March 31, 2008.

Customer Credit Risk

We have an established customer credit policy through which we manage customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. We perform ongoing credit evaluations of our customers' financial condition and make provisions for doubtful accounts based on the outcome of those credit evaluations. We evaluate the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent we identify exposures as a result of credit or customer evaluations, we also review other customer related exposures, including but not limited to inventory and related contractual obligations.

During fiscal year 2009, we incurred $262.7 million of charges for Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise experienced significant financial and liquidity difficulties. These charges related to the write-down of inventory and associated contractual obligations, and provisions for doubtful accounts. In developing the provision for the receivables, we considered various mitigating factors including existing provisions, off-setting obligations and amounts subject to administrative priority claims. In November 2009, we agreed to a settlement with Nortel primarily related to pre-bankruptcy petition claims. As a result, we revised our estimates related to the recovery of Nortel accounts receivable, certain retirement and contractual obligations and other claims. In addition, we have continued to recover amounts related to previously reserved inventory as a result of continuing business with Nortel post bankruptcy. During fiscal year 2010, we recorded a net $2.3 million reduction to the original charge, which included a reduction to cost of sales of $26.3 million and an increase to selling, general and administrative expenses of $24.0 million. We do not expect to incur additional charges relating to Nortel or other customers referenced above.

Restructuring Charges

We recognize restructuring charges related to our plans to close or consolidate duplicate manufacturing and administrative facilities. In connection with these activities, we recognize restructuring charges for employee termination costs, long-lived asset impairment and other restructuring-related costs.

The recognition of these restructuring charges require that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent our actual results in exiting these facilities differ from our estimates and assumptions, we may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Refer to Note 9, "Restructuring Charges," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Long-term Investments and Notes Receivable

We have certain investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in our Consolidated Balance Sheets. Non-majority-owned investments are accounted for using the equity method when we have an ownership percentage equal to or greater than 20%, or have the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. We monitor these investments for impairment and make appropriate reductions in carrying values if we determine an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. During fiscal year 2010, we sold our entire interest in one of our non-majority owned investments and related note receivable for cash of approximately $252.5 million, net of closing costs. In conjunction with this transaction we recognized an impairment charge of approximately $107.4 million during the first quarter fiscal 2010. During the second quarter fiscal 2010, we recognized charges of $92.0 million for other-than-temporary impairment of notes receivable from one affiliate and an equity investment in another affiliate.

During fiscal year 2009, we recorded charges of $37.5 million for other-than-temporary impairment of our investments in certain non-publicly traded companies, and also recognized a $74.1 million charge for the other-than-temporary impairment of notes receivable. During fiscal year 2008, we recorded charges of $61.1 million for other-than-temporary impairment of our investments in certain non-publicly traded companies.

Revenue Recognition

We recognize manufacturing revenue when we ship goods or the goods are received by our customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then we recognize the related revenues at the time when such requirements are completed and the obligations are fulfilled. We make provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to our consolidated financial statements for the 2010, 2009 and 2008 fiscal years.

We provide a comprehensive suite of services for our customers that range from contract design services to original product design to repair services. We recognize service revenue when the services have been performed, and the related costs are expensed as incurred. Our net sales for services were less than 10% of our total sales during the 2010, 2009 and 2008 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Accounting for Business and Asset Acquisitions

We have actively pursued business and asset acquisitions, which are accounted for using the acquisition method of accounting. The fair value of the net assets acquired and the results of the acquired businesses are included in the Consolidated Financial Statements from the acquisition dates forward. We are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates were used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired was recognized as goodwill.

We estimate the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred taxes are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities are subject to further management review and could change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material impact on our consolidated operating results or financial condition. Effective April 1, 2009, we adopted a new accounting standard in which future adjustments to the estimates used in determining the fair values of our acquired assets and assumed liabilities could impact our consolidated operating results or financial condition.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award using the Black-Scholes option valuation method, and is recognized as expense ratably over the requisite service period of the award. Calculating the fair value of stock-based awards at the grant date requires judgment, including estimating stock price volatility, the expected option life, the risk-free interest rate, and the dividend yield, which are used to calculate fair value. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations. To the extent actual forfeitures differ significantly from our estimates, adjustments to compensation cost may be required in future periods.

Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities which will result in deductible amounts in future years, including net operating loss carryforwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in additional or lesser income tax expense.

We recognized non-cash tax expense of $661.3 million during the 2008 fiscal year. This expense principally resulted from management's re-evaluation of previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carry forwards. We believed that the likelihood certain deferred tax assets will be realized decreased as we expected future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows. Refer to Note 8 "Income Taxes" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our tax position.

Inventory Valuation

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on our regular reviews of inventory quantities on hand, and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in the liquidity or financial position of our customers and/or changes in economic conditions may require additional provisions for inventories due to our customers' inability to fulfill their contractual obligations with regard to inventory procured to fulfill customer demand.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." The data below, and discussion that follows, represents our results from operations.

	Fiscal Year Ended March 31,		
	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of sales	94.6	95.4	94.2
Restructuring charges	0.4	0.5	1.5
Gross profit	5.0	4.1	4.3
Selling, general and administrative expenses	3.2	3.2	2.9
Intangible amortization	0.3	0.4	0.4
Goodwill impairment charge	—	19.2	—
Restructuring charges	0.1	0.1	0.1
Other charges, net	0.8	0.3	0.3
Interest and other expense, net	0.6	0.7	0.5
Income (loss) before income taxes	—	(19.8)	0.1
Provision for (benefit from) income taxes	(0.1)	—	2.6
Net income (loss)	0.1%	(19.8)%	(2.5)%

Net sales

Net sales during fiscal year 2010 totaled $24.1 billion, representing a decrease of $6.8 billion, or 22%, from $30.9 billion during fiscal 2009, primarily due to reduced customer demand as a result of the weakened macroeconomic environment, market share losses and re-alignment of the outsourcing strategy of a key customer in the mobile market, and financial distress and reorganization of another key customer in the infrastructure market. The decline in revenues resulting from these two customers was approximately $3.7 billion or 11.8% of fiscal 2009 revenue. These declines in sales were partially offset by a significant revenue increase from a newly emerging key customer in the smart phone market as well as expanded sales with a key customer in the computing market. Sales during fiscal year 2010 decreased across all of the markets we serve, consisting of: (i) $3.2 billion in the infrastructure market, (ii) $1.2 billion in the mobile market, (iii) $1.2 billion in the consumer digital market, and (iv) $1.2 billion in the computing, industrial, automotive, and other markets. Net sales decreased across all of the geographical regions we serve, consisting of $3.6 billion in Asia, $2.5 billion in the Americas, and $728.3 million in Europe.

Net sales during fiscal year 2009 totaled $30.9 billion, representing an increase of $3.4 billion, or 12.3%, from $27.6 billion during fiscal year 2008, primarily due to the acquisition of Solectron, new customers, and to new program wins from various existing customers across multiple markets. These factors were offset, in part, by reduced customer demand during the second half of fiscal year 2009 due to the weakening macroeconomic environment. As a result, while our sales for fiscal year 2009 increased, sales for the last six months of fiscal 2009 decreased $3.1 billion or 18.5%, to $13.7 billion, compared with sales of $16.8 billion for the last six months of fiscal 2008. Sales during fiscal year 2009 increased $1.5 billion in the computing market, $1.2 billion in the infrastructure market and $1.1 billion in the industrial, medical, automotive and other markets. Sales decreased $350.2 million in the mobile communications market and $17.9 million in the consumer digital market. Net sales during fiscal year 2009 increased by $2.6 billion in the Americas and $1.1 billion in Europe, and decreased $297.0 million in Asia.

Our ten largest customers during fiscal years 2010, 2009 and 2008 accounted for approximately 47%, 50% and 55% of net sales, respectively, with Hewlett-Packard accounting for greater than 10% of our net sales during fiscal

Annual Report

2010 and Sony-Ericsson, accounting for greater than 10% of our net sales during fiscal years 2009 and 2008, respectively.

Gross profit

Gross profit is affected by a number of factors, including the number and size of new manufacturing programs, product mix, component costs and availability, product life cycles, unit volumes, pricing, competition, new product introductions, capacity utilization and the expansion and consolidation of manufacturing facilities. The flexible design of our manufacturing processes allow us to build a broad range of products in our facilities, which allows us to better utilize our manufacturing capacity. In the cases of new programs, profitability normally lags revenue growth due to product start-up costs, lower manufacturing program volumes in the start-up phase, operational inefficiencies, and under-absorbed overhead. Gross margin often improves over time as manufacturing program volumes increase, as our utilization rates and overhead absorption improves, and as we increase the level of vertically-integrated manufacturing services content. As a result of these various factors, our gross margin varies from period to period.

Gross profit during fiscal year 2010 decreased $62.9 million to $1.2 billion from $1.3 billion during fiscal year 2009. Gross margin increased to 5.0% of net sales in fiscal 2010 as compared with 4.1% of net sales in fiscal 2009. The 90 basis point year over year increase in gross margin was primarily attributable to an approximate 40 basis point improvement due to the Nortel bankruptcy in the prior year, discussed below, an approximate 10 basis point reduction in restructuring charges recognized during the current year, and an increase primarily attributable to improved capacity utilization as a result of cost reduction benefits derived from our restructuring activities. Component shortages were experienced during the third and fourth quarters of fiscal 2010, but did not have a significant impact on our operating results. We anticipate component shortages will continue into our 2011 fiscal year.

During fiscal year 2009, we incurred $145.3 million in charges related to the Nortel bankruptcy, of which $98.0 million were recorded in cost of sales. In November 2009, we agreed to a settlement with Nortel primarily related to pre-bankruptcy petition claims. As a result, we revised our estimates related to the recovery of Nortel accounts receivable, certain retirement and contractual obligations and other claims. In addition, the Company has continued to recover amounts related to previously reserved inventory as a result of continuing business with Nortel post-bankruptcy. During fiscal year 2010, we recorded a net $2.3 million reduction to the original charge, which included a reduction to cost of sales of $26.3 million net of an increase to selling, general and administrative expenses of $24.0 million. The total impact of the $98.0 million prior charge to cost of sales coupled with the $26.3 million recovery resulted in an approximate 40 basis point year over year increase in gross margin.

Gross profit during fiscal year 2009 increased $104.0 million to $1.3 billion from $1.2 billion during fiscal year 2008. Gross margin decreased to 4.1% of net sales in fiscal 2009 as compared with 4.3% in fiscal 2008. The 20 basis point decrease in gross margin was primarily attributable to a 60 basis point increase in cost of sales during fiscal year 2009 for inventory write-downs and associated contractual obligations related to certain financially distressed customers, and an approximate 60 basis point decrease in margin primarily attributable to lower capacity utilization as a result of weakened macroeconomic conditions and related decline in customer demand. The factors contributing to the decrease in gross margin were offset in part by $253.8 million, or 100 basis points, of lower restructuring charges attributable to cost of sales recognized during fiscal 2009 as compared to fiscal year 2008.

Restructuring charges

We recognized restructuring charges of approximately $107.5 million during fiscal year 2010 as part of our restructuring plans previously announced in March 2009 in order to rationalize our global manufacturing capacity and infrastructure in response to weakened macroeconomic conditions. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. We classified approximately $92.4 million of these charges as cost of sales and approximately $15.1 million of these charges as selling, general and administrative expenses during fiscal year 2010. The charges recognized by reportable geographic region amounted to $45.1 million, $25.1 million and

$37.3 million for Asia, the Americas and Europe, respectively. Approximately $43.1 million of these restructuring charges were non-cash. As of March 31, 2010, accrued severance and facility closure costs related to restructuring charges incurred during fiscal year 2010 were approximately $13.7 million, the entire amount of which was classified as current. We do not anticipate additional material charges in future periods relating to these restructuring plans.

During fiscal year 2009, we recognized restructuring charges of approximately $179.8 million related primarily to rationalizing our global manufacturing capacity and infrastructure as a result of deteriorating macroeconomic conditions. The global economic crisis and the related decline in demand for our customers' products across all of the industries we serve, caused our OEM customers to reduce their manufacturing and supply chain outsourcing and negatively impacted our capacity utilization levels. Our restructuring activities improved our operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities further shifted our manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. We classified approximately $155.1 million of these charges as cost of sales and approximately $24.7 million of these charges as selling, general and administrative expenses during fiscal year 2009. The charges recognized by reportable geographic region amounted to $96.9 million, $56.7 million and $26.2 million for Asia, the Americas and Europe, respectively. Approximately $55.8 million of these restructuring charges were non-cash. As of March 31, 2010, accrued severance and facility closure costs related to restructuring charges incurred during fiscal year 2009 was approximately $13.3 million, of which approximately $2.5 million was classified as a long-term obligation.

During fiscal year 2008, we recognized restructuring charges of approximately $447.7 million primarily related to our acquisition of Solectron. These charges were related to restructuring activities which included closing, consolidating and relocating certain manufacturing, design, and administrative operations, eliminating redundant assets and reducing excess workforce and capacity in multiple manufacturing and design locations globally. The activities associated with these charges involved multiple actions at each location, were completed in multiple steps and generally within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. We classified approximately $408.9 million of these charges as a component of cost of sales. The fiscal year 2008 restructuring charge of approximately $447.7 million was net of approximately $52.9 million of customer reimbursements earned in accordance with the various agreements with Nortel. The reimbursement was included as a component of cost of sales during fiscal year 2008. The charges recognized by reportable geographic region, before the Nortel reimbursement, amounted to $178.9 million, $175.2 million and $146.5 million for Asia, Europe and the Americas, respectively. Approximately $202.5 million of these restructuring charges were non-cash. As of March 31, 2010, accrued facility closure costs related to restructuring charges incurred during fiscal year 2008 and prior were approximately $37.3 million, of which approximately $19.7 million was classified as a long-term obligation.

Refer to Note 9, "Restructuring Charges," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, totaled $767.1 million or 3.2% of net sales, during fiscal year 2010, compared to $979.1 million, or 3.2% of net sales, during fiscal year 2009. The overall decreases in SG&A expense and SG&A as a percentage of sales during the fiscal year 2010 were primarily the result of our restructuring activities and discretionary cost reduction actions, and the recognition of provisions for accounts receivable from financially distressed customers of $73.3 million incurred during fiscal 2009. These decreases were partially offset by the $24.0 million charge in fiscal 2010 related to Nortel, discussed in gross profit above.

Selling, general and administrative expenses, or SG&A, totaled $979.1 million, or 3.2% of net sales, during fiscal year 2009, compared to $807.0 million, or 2.9% of net sales, during fiscal year 2008. The increase in SG&A as a percentage of net sales during fiscal year 2009 was primarily the result of the recognition of provisions for accounts receivable from financially distressed customers of $73.3 million incurred during fiscal 2009. The increase in absolute dollars of SG&A was primarily the result of our acquisition of Solectron as well as other business and asset acquisitions over the past 12 months, continued investments in resources and investments in certain technologies to enhance our overall design and engineering competencies, and provisions for accounts receivable from distressed customers.

Goodwill impairment

During our third fiscal quarter of fiscal 2009, which ended December 31, 2008, we concluded that an interim goodwill impairment assessment was required due to the significant decline in our market capitalization, which was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in our estimated discounted cash flows. As a result of our analysis, we recorded a non-cash impairment charge to goodwill in the amount of $5.9 billion during the quarter ended December 31, 2008 to eliminate the entire carrying value of our goodwill as of the date of the assessment. For further discussion of goodwill impairment charges recorded, see Note 2, "Summary of Accounting Policies — Goodwill and Other Intangibles" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

Intangible amortization

Amortization of intangible assets in fiscal year 2010 decreased by $46.3 million to $89.6 million from $135.9 million in fiscal year 2009. The reduction in expense was primarily due to the use of the accelerated method of amortization for certain customer related intangibles, which resulted in decreasing expense over time.

Amortization of intangible assets in fiscal year 2009 increased by $23.6 million to $135.9 million from $112.3 million in fiscal year 2008. The increase in expense was primarily attributable to the increase in intangibles arising from our acquisition of Solectron on October 1, 2007, including $9.3 million of increased expense for cumulative adjustments related to purchase accounting adjustments recognized during fiscal 2009. The increase in expense was also due to a lesser extent to intangibles arising from other acquisitions completed in fiscal years 2009 and 2008 that were individually not significant and for which a full year's amortization would not have been recognized in fiscal year 2008. This increase in expense was offset, in part, by $30.0 million in expense recognized during fiscal year 2008 for the write-off of certain intangible asset licenses due to technological obsolescence.

Other charges, net

During fiscal year 2010, we sold our entire interest in one of our non-majority owned investments and related note receivable for cash of approximately $252.5 million, and recognized an impairment charge associated with the sale of $107.4 million. We also recognized charges totaling approximately $92.0 million during the second quarter of fiscal 2010 associated with the other-than-temporary impairment of our notes receivable from one affiliate and an equity investment in another affiliate. Deterioration in the business prospects, cash flow expectations, and increased liability concerns of the affiliate and the equity investment resulted in the impairment of the carrying value to the estimated recoverable value.

During fiscal year 2009, we recognized approximately $74.1 million in charges to write-down certain notes receivable from an affiliate to the expected recoverable amount, and approximately $37.5 million in charges for the other-than-temporary impairment of certain of our investments in companies that were experiencing significant financial and liquidity difficulties. These charges were offset to some extent by a gain of $22.3 million resulting from the partial extinguishment of $260.0 million in principal amount of our 1% Convertible Subordinated Notes due August 1, 2010.

During fiscal year 2008, we recognized approximately $61.1 million in other charges related to the other-than-temporary impairment and related charges on certain of our investments. Of this amount, approximately $57.6 million was attributable to the sale of an investment in an affiliate, which was liquidated in January 2008 for approximately $57.4 million of cash proceeds.

Interest and other expense, net

On April 1, 2009, we adopted a new accounting standard related to accounting for convertible debt instruments that may be settled in cash upon conversion. The adoption of the new standard affected the accounting for our 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes (collectively referred to as the "Convertible Notes") by requiring the initial proceeds from their sale to be allocated between a liability component and an equity component in a manner that results in interest expense on the debt component at our nonconvertible debt borrowing rate on the date of issuance. The standard required that we record the change in accounting principle retrospectively to all periods presented. As a result of the adoption of this standard, we recognized approximately $21.4 million in incremental non-cash interest expense during fiscal year 2010. In addition, we retrospectively adjusted interest and other expense, net for fiscal years 2009 and 2008 to include $43.5 million and $42.0 million, respectively, of incremental non-cash interest expense.

Interest and other expense, net was $155.6 million during fiscal year 2010, compared to $231.9 million (as restated for the retrospective application of the new accounting standard) during fiscal year 2009, a decrease of $76.3 million. The decrease in expense was primarily the result of less debt outstanding during the fiscal period including the approximate $400.0 million tender and redemption of the 6.5% Senior Subordinated Notes and the $100.0 million tender of the 6.25% Senior Subordinated Notes. Further reduction in interest expense was due to lower interest rates on variable rate debt and a decrease in non-cash interest expense due to our repurchase of $260.0 million of principal value of our 1% Convertible Subordinated Notes during December 2008 and redemption of our Zero Coupon Convertible Junior Subordinated Notes in July 2009, partially offset by less interest income resulting from the reduction in other notes receivable that were sold during the third quarter of fiscal year 2010.

Interest and other expense, net was $231.9 million during fiscal year 2009 compared to $133.6 million (as restated for the retrospective application of the new accounting standard) during fiscal year 2008, an increase of $98.3 million. The increase in expense was primarily the result of $50.5 million in additional interest expense on the $1.7 billion in borrowings under our term loan facility used to finance the acquisition of Solectron, as well as the refinancing of certain Solectron outstanding debt obligations, and a $39.4 million unfavorable movement in net foreign exchange as a result of the U.S. dollar appreciating against our primary foreign currencies.

Income taxes

Certain of our subsidiaries have, at various times, been granted tax relief in their respective countries, resulting in lower income taxes than would otherwise be the case under ordinary tax rates. The consolidated effective tax rate for a particular period varies depending on the amount of earnings from different jurisdictions, operating loss carryforwards, income tax credits, changes in previously established valuation allowances for deferred tax assets based upon our current analysis of the realizability of these deferred tax assets, as well as certain tax holidays and incentives granted to our subsidiaries primarily in China, Malaysia, Israel, Poland and Singapore. In evaluating the realizability of deferred tax assets, we consider our recent history of operating income and losses by jurisdiction, exclusive of items that we believe are non-recurring in nature such as restructuring charges. We also consider the future projected operating income in the relevant jurisdiction and the effect of any tax planning strategies. Based on this analysis, we believe that the current valuation allowance is adequate.

We have tax loss carryforwards attributable to operations for which we have recognized deferred tax assets. Our policy is to provide a reserve against those deferred tax assets that in our estimate are not more likely than not to be realized. During the twelve-month period ended March 31, 2009, the provision for income taxes includes a benefit of approximately $50.2 million for the reversal of valuation allowances. We received no tax benefit from the impairment of goodwill or distressed customer charges.

In connection with our acquisition of Solectron, we re-evaluated previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carryforwards. We believe that the likelihood certain deferred tax assets will be realized has decreased because we expect future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron. Accordingly, we determined that the recoverability of our deferred tax assets is no longer more likely than not, and thus we recognized tax expense of approximately $661.3 million during fiscal year 2008. There is no incremental cash expenditure relating to this increase in tax expense.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows.

See Note 8, "Income Taxes," of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2010, the Company had cash and cash equivalents of $1.9 billion and bank and other borrowings of $2.3 billion. The Company also had a $2.0 billion revolving credit facility, under which there were no borrowings outstanding as of March 31, 2010. The $2.0 billion credit facility and other various credit facilities are subject to compliance with certain financial covenants. As of March 31, 2010, we were in compliance with the covenants under the Company's indentures and credit facilities.

Fiscal Year 2010

Cash provided by operating activities was $798.9 million during fiscal year 2010. This resulted primarily from $18.6 million of net income for the period before adjustments to include approximately $736.4 million of non-cash items such as depreciation, amortization, and impairment charges, non-cash interest income, and stock compensation expense. Our working capital accounts increased $169.5 million on a net basis, primarily as a result of increased business volume as both accounts receivable and accounts payable increased. The reduction in other current and non current liabilities was primarily due to lower continued payout of prior obligations and accrued obligations related to acquisitions, restructuring charges and financing charges.

Cash provided by investing activities during fiscal year 2010 was $7.8 million. This resulted primarily from proceeds related to the sale of an equity investment and note receivable for $259.8 million, net of closing costs, and was partially offset by approximately $176.5 million in capital expenditures for equipment, net of proceeds on sales and $75.9 million of deferred purchase price payments related to certain historical acquisitions and for three acquisitions completed during the fiscal year 2010.

Cash used in financing activities amounted to $713.3 million during fiscal year 2010. During June 2009, we used $203.2 million to repurchase an aggregate principal amount of $99.8 million of the 6.5% Senior Subordinated Notes due 2013 ("6.5% Notes") and an aggregate principal amount of $99.9 million of the 6.25% Senior Subordinated Notes due 2014 ("6.25% Notes") in a cash tender offer. On July 31, 2009, we paid $195.0 million to redeem the 0% Convertible Junior Subordinated Notes upon their maturity. On March 19, 2010, we used $306.3 million to redeem all of the remaining principle balance of $299.8 million of the 6.5% Notes.

Fiscal Year 2009

Cash provided by operating activities was $1.3 billion during fiscal year 2009. This resulted primarily from a $6.1 billion net loss for the period before adjustments to include approximately $6.7 billion of non-cash items, primarily consisting of a $5.9 billion goodwill impairment charge, as well as other non-cash items such as depreciation, amortization, restructuring and distressed customer charges, investment and notes receivable impairment charges, stock-based compensation expense, accretion of interest on notes receivable, and the gain recognized on the partial extinguishment of our 1% Convertible Subordinated Notes due August 2010. Our working capital accounts decreased $800.1 million on a net basis as a result of overall lower business volume, which also contributed to cash provided by operating activities. Net working capital, defined as current assets minus current liabilities, overall decreased to approximately $1.5 billion as of March 31, 2009 from $2.9 billion as of March 31, 2008. The primary difference between the $1.4 billion overall decrease in working capital and the $800.1 million contribution to cash provided from operations was primarily from $212.3 million in purchase accounting adjustments and acquired working capital balances attributable to acquisitions, and the reclassification of $195.0 million principal amount of our Zero Coupon Convertible Junior Subordinated Notes due July 31, 2009 to a current obligation.

Cash used in investing activities during fiscal year 2009 was $644.9 million. This resulted primarily from $462.1 million in net capital expenditures for equipment, $200.0 million for the acquisitions of businesses, and $14.8 million for contingent purchase price payments related to historical acquisitions.

Cash used in financing activities was $646.8 million during fiscal year 2009. This resulted primarily from $260.1 million in payments for the repurchase of 29.8 million of our ordinary shares, $226.2 million used to repurchase an aggregate principal amount of $260.0 million of the 1% Convertible Subordinated Notes due August 1, 2010 and $161.0 million used to repay borrowings outstanding under the $2.0 billion credit facility.

Fiscal Year 2008

Cash provided by operating activities was $1.0 billion during fiscal year 2008. This resulted primarily from a $639.4 million net loss for the period before adjustments to include approximately $1.4 billion of non-cash items, primarily consisting of a $661.3 million deferred tax expense for our re-evaluation of previously recorded deferred tax assets in the United States in connection with its acquisition of Solectron, as well as other non-cash items such as depreciation, amortization, restructuring charges, investment impairment charges, stock-based compensation expense, and accretion of interest on notes receivable. Our working capital accounts decreased $275.4 million, which also contributed to cash provided by operating activities. This decrease in working capital was driven primarily by a decrease in inventory and an increase in accounts payable from working capital management, offset to some extent by an increase in accounts receivable due to increased overall business activity. Net working capital overall increased to approximately $2.9 billion as of March 31, 2008 from $1.1 billion as of March 31, 2007. The primary difference between the $1.8 billion overall increase in working capital and the $275.4 million contribution to cash provided from operations was primarily from purchase accounting adjustments and acquired working capital balances related to our acquisition of Solectron.

Cash used in investing activities during fiscal year 2008 was $935.4 million. This resulted primarily from $612.0 million in cash paid for acquisitions net of cash acquired, which was mostly comprised of $423.5 for our acquisition of Solectron and $327.5 million in net capital expenditures for equipment and the expansion of various low-cost, high-volume manufacturing facilities and industrial parks as well as of our printed circuit board operations and components business.

Cash provided by financing activities was $962.1 million during fiscal year 2008. This resulted primarily from the $1.7 billion borrowed by the Company under the term loan facility entered into in connection with our acquisition of Solectron and proceeds from $161.0 million borrowed under our revolving credit facility, offset by approximately $942.4 million used to repurchase or redeem debt assumed in connection with our acquisitions, which was mostly attributable to Solectron.

We continue to assess our capital structure and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares. During July 2008, our Board of Directors authorized the repurchase of up to ten percent of the Company's outstanding ordinary shares, and we repurchased approximately 29.8 million shares under this plan during the 2009 fiscal year. In December 2008, we repurchased $260.0 million principal amount of our 1% Convertible Subordinated Notes, which become due in August 2010. During June 2009, we paid approximately $101.8 million to purchase an aggregate principal amount of $99.8 million of the 6.5% Senior Subordinated Notes and we paid approximately $101.3 million to purchase an aggregate principal amount of $99.9 million of the 6.25% Senior Subordinated Notes in a cash tender offer. In July 2009, we paid $195.0 million to redeem the Zero Coupon Junior Subordinated Notes upon maturity. In March 2010, we paid approximately $306.3 million to redeem the aggregate principal balance of $299.8 million of our 6.5% Senior Subordinated Notes at a redemption price of 102.167% of the principal amount. We have approximately $2.3 billion in total debt outstanding as of March 31, 2010 and our $234.2 million principal amount of our 1% Convertible Subordinated Notes is due in August 2010. We are currently evaluating whether to fund the retirement of these notes with existing cash balances and anticipated cash flows from operations, or refinance the notes by issuing debt or sales of receivables under our asset backed securitization programs. We have no significant additional borrowings outstanding that are due within the next twelve months.

Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. Cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization. We believe that our existing cash balances, together with anticipated cash flows from operations and borrowings available under our credit facilities, will be sufficient to fund our operations through at least the next twelve months.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders. Liquidity needs are also dependent upon the extent of cash charges associated with restructuring and integration activities.

Historically, we have funded operations from cash and cash equivalents generated from operations, proceeds from public offerings of equity and debt securities, bank debt and lease financings. We also continuously sell a designated pool of trade receivables under asset backed securitization programs and sell certain trade receivables, which are in addition to the trade receivables sold in connection with these securitization agreements, to certain third-party banking institutions with limited recourse. As of March 31, 2010 and 2009, we had sold receivables totaling $582.1 million and $643.6 million, respectively, net of our participation through asset-backed security and other financing arrangements, which are not included in our Consolidated Balance Sheet. In connection with new accounting standards that we are required to adopt during the first quarter of fiscal year 2011, the accounts receivable factoring and the North America Asset Backed Securitization programs were amended such that the accounts receivable sold under these programs will continue to be removed from our balance sheets. The Global Asset Backed Securitization program will be consolidated and accounts receivable sold under this program will remain on our balance sheet. Cash received under the program will be classified as short-term bank borrowings.

We anticipate that we will enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth. The sale or issuance of equity or convertible debt securities could result in dilution to current shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations and could increase debt service obligations. This increased indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, potentially affect our credit ratings, and may limit our ability to access additional capital or execute our business strategy. Any downgrades in credit ratings could adversely affect our ability to borrow as a result of more restrictive borrowing terms.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We have a $2.0 billion revolving credit facility that expires in May 2012. As of March 31, 2010, there were no borrowings outstanding under the credit facility. The credit facility requires that we maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined. As of March 31, 2010, we were in compliance with the covenants under the credit facility.

We and certain of our subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $254.9 million in the aggregate under which there were approximately $6.7 million of borrowings outstanding as of March 31, 2010.

We have approximately $1.7 billion of borrowings outstanding under a term loan facility as of March 31, 2010. Of this amount, approximately $500.0 million matures in October 2012, and the remainder matures in October 2014. Loans under the facility amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The facility requires that we maintain a maximum ratio of total indebtedness to EBITDA, and as of March 31, 2010, we were in compliance with the financial covenants under the facility.

We have approximately $302.2 million outstanding under senior subordinated notes which bear interest at 6.25% and are due in November 2014. We also have approximately $234.2 million outstanding under convertible subordinated notes as of March 31, 2010, which bear interest at 1% and are due in August 2010.

Refer to the discussion in Note 4, "Bank Borrowings and Long-Term Debt" of the Notes to Consolidated Financial Statements for further details of the Company's debt obligations.

We have purchase obligations that arise in the normal course of business, primarily consisting of binding purchase orders for inventory related items and capital expenditures. Additionally, we have leased certain of our equipment under capital lease commitments, and certain of our facilities and equipment under operating lease commitments.

Future payments due under our purchase obligations, debt and related interest obligations and operating lease contracts are as follows:

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Greater Than 5 Years
			(In thousands)		
Contractual Obligations:					
Purchase obligations . .	$ 2,951,395	$ 2,951,395	$ —	$ —	$ —
Long-term debt and capital lease obligations	2,256,809	266,551	507,338	1,470,638	12,282
Interest on long-term debt obligations*. . .	397,882	95,427	187,812	111,248	3,395
Operating leases, net of subleases	474,630	123,646	168,395	95,630	86,959
Total contractual obligations	$ 6,080,716	$ 3,437,019	$ 863,545	$ 1,677,516	$ 102,636

* Includes interest expense on interest rate swaps.

Borrowings under our term loan agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. Estimated interest for the term loan facility is based on the applicable fixed rate plus a margin of 2.25% for the approximately $847.0 million on which the floating interest payment has been swapped for fixed interest payments, and is based on LIBOR plus a margin of 2.25% for the remaining amounts outstanding.

We have excluded $129.9 million liabilities for unrecognized tax benefits from the contractual obligations table as we cannot make a reasonably reliable estimate of the periodic cash settlements with the respective taxing authorities. See Note 8, "Income Taxes" of the Notes to Consolidated Financial Statements for further details.

Our purchase obligations can fluctuate significantly from period-to-period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

We continuously sell a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to an investment conduit administered by an unaffiliated financial institution. In addition to this financial institution, we participate in the securitization agreement as an investor in the conduit. The fair value of our investment participation, together with our recourse obligation that approximates 5% of the total receivables sold, was approximately $135.4 million and $123.8 million as of March 31, 2010 and 2009, respectively. Effective April 1, 2010, the adoption of the new accounting guidance removes the concept of a qualifying special purpose entity and, accordingly, we will consolidate this entity. Refer to Note 2, "Summary of Accounting Policies — Recent Accounting Pronouncements" of the Notes to Consolidated Financial Statements for further discussion.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2, "Summary of Accounting Policies" of the Notes to the Consolidated Financial Statements for recent accounting pronouncements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

INTEREST RATE RISK

A portion of our exposure to market risk for changes in interest rates relates to our investment portfolio, which consists of highly liquid investments with maturities of three months or less from original dates of purchase. We do not use derivative financial instruments in our investment portfolio. We place cash and cash equivalents with various major financial institutions and limit the amount of credit exposure to the greater of 20% of the total investment portfolio or $10.0 million in any single institution. We protect our invested principal by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities and by constantly positioning the portfolio to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository to levels below the credit ratings dictated by our investment policy. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. Maturities of short-term investments are timed, whenever possible, to correspond with debt payments and capital investments. As of March 31, 2010, the outstanding amount in the investment portfolio was $1.2 billion, comprised mainly of money market funds with an average return of 0.40%. A hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

We had fixed and variable rate debt outstanding of approximately $2.3 billion as of March 31, 2010, of which approximately $556.4 million related to fixed rate debt obligations. As of March 31, 2010, our fixed rate debt consisted primarily of $302.2 million of 6.25% Senior Subordinated Notes and $234.2 million of 1% Coupon Convertible Subordinated Notes.

Variable rate debt obligations were approximately $1.7 billion, which primarily consisted of borrowings under the previously discussed term loan facility. Interest on the term loan facility is based at our option on either (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. As discussed further below, the floating interest rate on approximately $847.0 million of the approximately $1.7 billion outstanding under the term loan facility has been swapped for fixed interest rates over approximately the next ten months. We also have a $2.0 billion credit facility whose interest is based at our option on either (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on our credit ratings. Variable rate debt also included demand notes and certain variable lines of credit. These credit lines are located throughout the world and variable interest is generally based on a spread over that country's inter-bank offering rate.

As of March 31, 2010, we have five interest rate swap transactions to effectively convert the floating interest rate on approximately $847.0 million of the $1.7 billion outstanding under the term loan facility to fixed interest rates ranging between approximately 1.0% and 3.6% for remaining terms ranging from one to ten months. We receive floating interest payments at rates equal to the three-month LIBOR on $247.0 million of the swaps, and equal to the one-month LIBOR on $600.0 million of the swaps. In January 2010 and March 2010, $200.0 million and $100.0 million, respectively, of the swaps with fixed interest rates ranging between 1.0% to 2.45% expired. In April 2010, $100.0 million of the swaps with a fixed interest rate of 1.0% will expire. In October 2010, $500.0 million of the swaps with fixed interest rates of 3.61% will expire. In January 2011, the remaining $247.0 million of the swaps with fixed interest rates of approximately 3.6% will expire.

Our variable rate debt instruments create exposures for us related to interest rate risk. Primarily because the floating interest on approximately $847.0 million of the $1.7 billion in variable rate debt obligations as of March 31, 2010 has effectively been converted to fixed and due to the current low interest rates, a hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

As of March 31, 2010, the approximate fair values of our, 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under our Term Loan Agreement were 101.0%, 99.18% and 95.58% of the face values of the debt obligations, respectively, based on broker trading prices.

FOREIGN CURRENCY EXCHANGE RISK

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. To the extent possible, we manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management. In addition, we borrow in various foreign currencies and enter into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, mainly accounts receivable and accounts payable, and cash flows denominated in non-functional currencies.

We endeavor to maintain a fully hedged position for certain transaction exposures. These exposures are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The credit risk of our foreign currency forward and swap contracts is minimized since all contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution was not material. The gains and losses on forward and swap contracts generally offset the losses and gains on the assets, liabilities and transactions hedged. The fair value of currency forward and swap contracts is reported on the balance sheet. The aggregate notional amount of outstanding contracts as of March 31, 2010 amounted to $2.1 billion and the recorded fair values of the associated asset and/or liability were not material. The majority of these foreign exchange contracts expire in less than three months and all expire within one year. They will settle in Australian dollar, Brazilian real, British pound, Canadian dollar, China renminbi, Czech koruna, Danish krone, Euro, Hungarian forint, Israel shekel, Japanese yen, Malaysian ringgit, Mexican peso, Norwegian krone, Polish zloty, Romanian leu, Singapore dollar, Swedish krona, Swiss franc and U.S. dollar.

Based on our overall currency rate exposures as of March 31, 2010, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, a near-term 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Flextronics International Ltd.
Singapore

We have audited the accompanying consolidated balance sheets of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Flextronics International Ltd. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on April 1, 2009, the Company adopted a new accounting standard related to the accounting for convertible debt instruments that may be settled in cash upon conversion.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 21, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
May 21, 2010

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2010	2009
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,927,556	$ 1,821,886
Accounts receivable, net of allowance for doubtful accounts of $13,163 and $29,020 as of March 31, 2010 and 2009, respectively	2,438,950	2,316,939
Inventories	2,875,819	2,996,785
Other current assets	747,676	799,396
Total current assets	7,990,001	7,935,006
Property and equipment, net	2,118,576	2,333,781
Goodwill and other intangible assets, net	254,717	291,491
Other assets	279,258	756,662
Total assets	$10,642,552	$11,316,940
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings, current portion of long-term debt and capital lease obligations	$ 266,551	$ 208,403
Accounts payable	4,447,968	4,049,534
Accrued payroll	347,324	336,123
Other current liabilities	1,285,368	1,814,711
Total current liabilities	6,347,211	6,408,771
Long-term debt and capital lease obligations, net of current portion	1,990,258	2,733,680
Other liabilities	320,516	313,321
Commitments and contingencies (Note 7)		
Shareholders' equity		
Ordinary shares, no par value; 843,208,876 and 839,412,939 issued, and 813,429,154 and 809,633,217 outstanding as of March 31, 2010 and 2009, respectively	8,924,769	8,862,008
Treasury stock, at cost; 29,779,722 shares as of March 31, 2010 and 2009	(260,074)	(260,074)
Accumulated deficit	(6,664,723)	(6,683,317)
Accumulated other comprehensive loss	(15,405)	(57,449)
Total shareholders' equity	1,984,567	1,861,168
Total liabilities and shareholders' equity	$10,642,552	$11,316,940


Annual Report

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2010	2009	2008
	(In thousands, except per share amounts)		
Net sales	$24,110,733	$30,948,575	$27,558,135
Cost of sales	22,800,733	29,513,011	25,972,787
Restructuring charges	92,458	155,134	408,945
Gross profit	1,217,542	1,280,430	1,176,403
Selling, general and administrative expenses	767,134	979,060	807,029
Intangible amortization	89,615	135,872	112,317
Goodwill impairment charge	—	5,949,977	—
Restructuring charges	15,070	24,651	38,743
Other charges, net	206,895	89,262	61,078
Interest and other expense, net	155,603	231,917	133,582
Income (loss) before income taxes	(16,775)	(6,130,309)	23,654
Provision for (benefit from) income taxes	(35,369)	5,209	705,037
Net income (loss)	$ 18,594	$ (6,135,518)	$ (681,383)
Earnings (loss) per share:			
Net income (loss):			
Basic	$ 0.02	$ (7.47)	$ (0.95)
Diluted	$ 0.02	$ (7.47)	$ (0.95)
Weighted-average shares used in computing per share amounts:			
Basic	811,677	820,955	720,523
Diluted	821,112	820,955	720,523

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Net income (loss)	$ 18,594	$ (6,135,518)	$ (681,383)
Other comprehensive income:			
Foreign currency translation adjustment	16,409	(32,357)	24,935
Unrealized gain (loss) on derivative instruments, and other income (loss)	25,635	(22,983)	(12,704)
Comprehensive income (loss)	$ 60,638	$ (6,190,858)	$ (669,152)


Annual Report

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares Outstanding	Amount			
			(In thousands)		
BALANCE AT MARCH 31, 2007, as reported	607,545	$5,923,799	$ 267,200	$ (14,340)	$ 6,176,659
Effect of adoption of new accounting standard (See Note 2)	—	252,017	(133,616)	—	118,401
BALANCE AT MARCH 31, 2007, as restated	607,545	6,175,816	133,584	(14,340)	6,295,060
Issuance of ordinary shares for acquisitions	221,802	2,519,670	—	—	2,519,670
Fair value of vested options assumed for acquisition	—	11,282	—	—	11,282
Exercise of stock options	4,291	35,911	—	—	35,911
Issuance of vested shares under share bonus awards	1,565	—	—	—	—
Net loss	—	—	(681,383)	—	(681,383)
Stock-based compensation, net of tax	—	48,061	—	—	48,061
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(12,704)	(12,704)
Foreign currency translation	—	—	—	24,935	24,935
BALANCE AT MARCH 31, 2008	835,203	8,790,740	(547,799)	(2,109)	8,240,832
Repurchase of ordinary shares at cost	(29,780)	(260,074)	—	—	(260,074)
Issuance of ordinary shares for acquisitions	141	270	—	—	270
Exercise of stock options	2,243	13,848	—	—	13,848
Issuance of vested shares under share bonus awards	1,826	—	—	—	—
Net loss	—	—	(6,135,518)	—	(6,135,518)
Stock-based compensation, net of tax	—	57,150	—	—	57,150
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(22,983)	(22,983)
Foreign currency translation	—	—	—	(32,357)	(32,357)
BALANCE AT MARCH 31, 2009	809,633	8,601,934	(6,683,317)	(57,449)	1,861,168
Exercise of stock options	2,497	6,026	—	—	6,026
Issuance of vested shares under share bonus awards	1,299	—	—	—	—
Net income	—	—	18,594	—	18,594
Stock-based compensation, net of tax	—	56,735	—	—	56,735
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	25,635	25,635
Foreign currency translation	—	—	—	16,409	16,409
BALANCE AT MARCH 31, 2010	813,429	$8,664,695	$(6,664,723)	$ (15,405)	$ 1,984,567

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 18,594	$ (6,135,518)	$ (681,383)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other impairment charges	707,530	693,597	712,840
Goodwill impairment charge	—	5,949,977	—
(Gain) loss on debt repurchases	10,437	(22,325)	—
Provision for doubtful accounts	44,066	73,845	1,090
Foreign currency gain on liquidation	—	(6,862)	—
Non-cash interest income and other	26,146	(6,366)	6,819
Stock compensation	56,474	56,914	47,641
Deferred income taxes and other non-cash income taxes	(108,272)	(19,899)	633,850
Gain on divestitures of operations	—	—	(9,733)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(121,194)	1,025,434	(241,959)
Inventories	141,754	1,128,936	205,584
Other current and noncurrent assets	19,189	242,525	(82,506)
Accounts payable	413,053	(1,212,108)	335,356
Other current and noncurrent liabilities	(408,861)	(451,371)	115,234
Net cash provided by operating activities	798,916	1,316,779	1,042,833
Cash flows from investing activities:			
Purchases of property and equipment, net of disposition	(176,463)	(462,079)	(327,547)
Acquisition of businesses, net of cash acquired	(75,901)	(214,496)	(629,182)
Proceeds from divestitures of operations	—	5,269	11,138
Other investments and notes receivable, net	260,188	26,450	10,220
Net cash provided by (used in) investing activities	7,824	(644,856)	(935,371)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	792,856	11,259,472	7,861,739
Repayments of bank borrowings and long-term debt	(1,002,668)	(11,433,848)	(6,935,508)
Payments for early repurchase of long-term debt	(509,486)	(226,199)	—
Payments for repurchases of ordinary shares	—	(260,074)	—
Proceeds from exercise of stock options	6,026	13,848	35,911
Net cash provided by (used in) financing activities	(713,272)	(646,801)	962,142
Effect of exchange rates on cash	12,202	76,816	(64,181)
Net increase in cash and cash equivalents	105,670	101,938	1,005,423
Cash and cash equivalents, beginning of year	1,821,886	1,719,948	714,525
Cash and cash equivalents, end of year	$ 1,927,556	$ 1,821,886	$ 1,719,948

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company's operations have expanded over the years by a combination of internal expansion and acquisitions, including the acquisition of Solectron Corporation ("Solectron") in fiscal year 2008 (see Note 12). The Company is a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor capital equipment, clean technology, aerospace and defense, and white goods; automotive and marine; and medical devices. The Company's strategy is to provide customers with a full range of vertically-integrated global supply chain services through which the Company designs, builds, ships and services a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid printed circuit board and flexible circuit fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, re-manufacturing and maintenance) and multiple component product offerings. Additionally, the Company provides market-specific design and engineering services ranging from contract design services ("CDM"), where the customer purchases services on a time and materials basis, to original product design and manufacturing services, where the customer purchases a product that was designed, developed and manufactured by the Company (commonly referred to as original design manufacturing, or "ODM"). ODM products are then sold by the Company's OEM customers under the OEM's brand names. The Company's CDM and ODM services include user interface and industrial design, mechanical engineering and tooling design, electronic system design and printed circuit board design. The Company also provides after market services such as logistics, repair and warranty services.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's third fiscal quarter ends on December 31, and the fourth fiscal quarter and year ends on March 31 of each year. The first fiscal quarter ended on July 3, 2009, June 27, 2008 and June 29, 2007, respectively and the second fiscal quarter ended on October 2, 2009, September 26, 2008 and September 28, 2007, respectively. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a minority interest for the ownership of the minority owners. As of March 31, 2010 and 2009, minority interest was not material. The associated minority owners' interest in the income or losses of these companies has not been material to the Company's results of operations for fiscal years 2010, 2009 and 2008, and has been classified within Interest and other expense, net, in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; fair values of assets and liabilities obtained in business combinations and the fair values of options granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for fiscal years 2010, 2009 and 2008, and have been classified as a component of interest and other expense, net in the consolidated statement of operations.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for the 2010, 2009 and 2008 fiscal years.

The Company provides services for its customers that range from contract design to original product design to repair services. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services were less than 10% of the Company's total sales in the 2010, 2009 and 2008 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations. During fiscal year 2009, the Company incurred $262.7 million of charges relating to Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise experienced significant financial and liquidity difficulties. Of these charges, the Company classified approximately $189.5 million in cost of sales related to the write-down of inventory and associated contractual obligations and $73.3 million as selling, general and administrative expenses for provisions for doubtful accounts during fiscal year 2009. We do not expect to incur additional charges relating to Nortel or other customers referenced above.

In November 2009, the Company agreed to a settlement with Nortel primarily related to pre-bankruptcy petition claims. As a result, the Company revised its estimates related to the recovery of Nortel accounts receivable, certain retirement and contractual obligations and other claims. In addition, the Company has continued to recover amounts related to previously reserved inventory as a result of continuing business with Nortel post bankruptcy. During fiscal year 2010, the Company recorded a net $2.3 million reduction to the original charge, which included a reduction to cost of sales of $26.3 million and an increase to selling, general and administrative expenses of $24.0 million.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash and cash equivalents, investments, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2010, 2009 and 2008:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts:				
Year ended March 31, 2008	$17,074	$ 1,326	$ (1,668)	$16,732
Year ended March 31, 2009	$16,732	$73,845	$(61,557)	$29,020
Year ended March 31, 2010	$29,020	$44,066	$(59,923)	$13,163

The amount charged to costs and expenses net of deductions/write-offs for the fiscal years ended March 31, 2010 and 2009 includes $42.2 million and $52.6 million, respectively, attributable to Nortel discussed under *Customer Credit Risk* above.

One customer accounted for approximately 10% of the Company's net sales in fiscal 2010. A separate customer accounted for approximately 11% and 16% of the Company's net sales in fiscal years 2009 and 2008, respectively. The Company's ten largest customers accounted for approximately 47%, 50% and 55% of its net sales, in fiscal years 2010, 2009, and 2008, respectively. As of March 31, 2010 and 2009, no single customer accounted for greater than 10% of the Company's total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives at Note 5.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2010	2009
	(In thousands)	
Cash and bank balances	$ 715,146	$1,024,694
Money market funds and time deposits	1,212,410	797,192
	$1,927,556	$1,821,886

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2010	2009
	(In thousands)	
Raw materials	$1,874,244	$1,907,584
Work-in-progress	480,216	524,038
Finished goods	521,359	565,163
	$2,875,819	$2,996,785

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment was comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2010	2009
		(In thousands)	
Machinery and equipment	3-10	$ 2,286,988	$ 2,335,273
Buildings	30	963,460	1,019,454
Leasehold improvements	up to 30	250,373	237,136
Furniture, fixtures, computer equipment and software	3-7	367,206	404,477
Land	—	137,959	150,204
Construction-in-progress	—	145,925	97,565
		4,151,911	4,244,109
Accumulated depreciation and amortization		(2,033,335)	(1,910,328)
Property and equipment, net		$ 2,118,576	$ 2,333,781

Total depreciation expense associated with property and equipment amounted to approximately $375.9 million, $385.5 million and $338.4 million in fiscal years 2010, 2009 and 2008, respectively. Proceeds from the disposition of property and equipment were $58.1 million, $51.9 million and $140.3 million in fiscal years 2010, 2009 and 2008, respectively, and are presented net with purchases of property and equipment within cash flows from investing activities in the consolidated statements of cash flows. Property and equipment excludes assets no longer in use and held for sale as a result of restructuring activities, as discussed in Note 9.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to Note 9, "Restructuring Charges" for a discussion of impairment charges recorded in fiscal years 2010, 2009 and 2008.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the acquisition method of accounting. The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred tax assets are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangibles

Goodwill is tested for impairment on an annual basis, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. The Company has one reporting unit: Electronic Manufacturing Services. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired. The Company completed its annual impairment test during its fourth quarter of fiscal year

2010 and determined that no impairment existed as of the date of the impairment test. The fair value of the reporting unit significantly exceeded the carrying value.

During its third fiscal quarter of 2009, which ended December 31, 2008, the Company concluded that an interim goodwill impairment analysis was required based on the significant decline in the Company's market capitalization during the quarter. This decline in market capitalization was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in the Company's estimated discounted cash flows.

Pursuant to the accounting guidance for goodwill and other intangible assets, the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the Company is compared to its carrying value. In connection with the preparation of interim financial statements for the period ended December 31, 2008, management completed a valuation of the Company, which incorporated existing market-based considerations as well as a discounted cash flow methodology based on current results and projections, and concluded the estimated fair value of the Company was less than its net book value. Accordingly the guidance required a second step to determine the implied fair value of the Company's goodwill, and to compare it to the carrying value of the Company's goodwill. This second step included valuing all of the tangible and intangible assets and liabilities of the Company as if it had been acquired in a business combination, including valuing all of the Company's intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. The result of this assessment indicated that the implied fair value of goodwill as of that date was zero. As a result, the Company recognized a non-cash impairment charge of approximately $5.9 billion during the quarter ended December 31, 2008 to write-off the entire carrying value of its goodwill.

The following table summarizes the activity in the Company's goodwill account during fiscal years 2010 and 2009:

	As of March 31,	
	2010	2009
	(In thousands)	
Balance, beginning of the year	$ 36,776	$ 5,559,351
Additions(1)	17,635	118,240
Impairment	—	(5,949,977)
Purchase accounting adjustments and reclassification to other intangibles(2)	31,646	385,275
Foreign currency translation adjustments	(1,697)	(76,113)
Balance, as of March 31, 2010 and 2009, net of accumulated impairment of $5,949,977, respectively	$ 84,360	$ 36,776

(1) For fiscal years 2010 and 2009, additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

(2) Includes adjustments and reclassifications resulting from management's review and finalization of the valuation of assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition, based on management's estimates. Adjustments and reclassifications during fiscal year 2010 was attributable to purchase accounting adjustments for certain historical acquisitions that were not individually significant to the Company. Adjustments and reclassifications during fiscal year 2009 included approximately $362.5 million attributable to the Company's October 2007 acquisition of Solectron, and other purchase accounting adjustments for certain acquisitions that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets concurrent with its testing of goodwill for impairment for the period ended March 31, 2010 and concluded that such amounts continued to be recoverable.

Intangible assets are comprised of customer-related intangibles, which primarily include contractual agreements and customer relationships; and licenses and other intangibles, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Generally customer-related intangibles are amortized on an accelerated method based on expected cash flows, generally over a period of up to eight years, and licenses and other intangibles generally over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal year 2010, the Company did not have any material additions to intangible assets. During fiscal year 2009, the Company added approximately $71.6 million of intangible assets comprised of approximately $56.8 million related to customer related intangible assets, and approximately $14.8 million related to acquired licenses and other intangibles. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The Company is in the process of determining the fair value of its intangible assets acquired from certain acquisitions made in fiscal 2010. Such valuations will be completed within one year of purchase. Accordingly, these amounts represent preliminary estimates, which are subject to change upon finalization of purchase accounting, and any such change may have a material effect on the Company's results of operations. The components of acquired intangible assets are as follows:

	As of March 31, 2010			As of March 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)			(In thousands)	
Intangible assets:						
Customer-related intangibles	$506,595	$(355,409)	$151,186	$506,449	$(280,046)	$226,403
Licenses and other intangibles	54,792	(35,621)	19,171	54,559	(26,247)	28,312
Total	$561,387	$(391,030)	$170,357	$561,008	$(306,293)	$254,715

Total intangible amortization expense recognized during fiscal years 2010, 2009, and 2008 was $89.6 million, $135.9 million, and $112.3 million, respectively. As of March 31, 2010, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.2 years and 3.2 years for customer-related intangibles, and licenses and other intangibles, respectively. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2011	$ 64,433
2012	42,311
2013	28,786
2014	18,964
2015	9,506
Thereafter	6,357
Total amortization expense	$170,357

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the consolidated statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Additional information is included in Note 5.

Other Assets

The Company has certain equity investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment and makes appropriate reductions in carrying values as required. Fair values of these investments, when required, are estimated using unobservable inputs, primarily discounted cash flow projections.

As of March 31, 2010 and 2009, the Company's equity investments in non-majority owned companies totaled \$27.3 million and \$120.7 million, respectively, of which \$1.9 million and \$7.0 million, respectively, were accounted for using the equity method. Notes receivable from these investments were \$0 and \$352.9 million as of March 31, 2010 and 2009, respectively. The equity in the earnings or losses of the Company's equity method investments were not material to the consolidated results of operations for fiscal years 2010, 2009 and 2008.

In August 2009, the Company sold its entire interest in one of its non-majority owned investments and related note receivable for cash of approximately \$252.5 million, net of closing costs. In conjunction with this transaction, the Company recognized an impairment charge of approximately \$107.4 million during the first quarter of 2010. During the second quarter fiscal 2010, as a result deterioration in the business prospects, cash flow expectations, and increased liquidity concerns, the Company recognized charges totaling approximately \$92.0 million associated with the other-than-temporary impairment of our notes receivable from one affiliate and an equity investment in another affiliate. Total impairment charges related to the Company's equity investments and notes receivable for fiscal year 2010 were approximately \$199.4 million and are included in Other charges, net in the Consolidated Statements of Operations. During fiscal year 2009, the Company recognized an approximate \$74.1 million impairment charge to write-down notes receivable from an affiliate to its expected recoverable amount, which was included in Other charges, net in the Consolidated Statements of Operations.

In January 2008, the Company liquidated all of its approximately 35% investment in the common stock of an affiliate, which was accounted for under the equity method. The Company decided to sell its investment to the majority holder rather than participate in a new equity round of financing. The Company received approximately \$57.4 million of cash proceeds in connection with the divestiture of this equity investment and recognized an impairment loss of approximately \$48.5 million based on the price at which it was sold.

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans. See Note 9 for additional information regarding restructuring charges.

Stock-Based Compensation

Equity Compensation Plans

As of March 31, 2010, the Company grants equity compensation awards from four plans: the 2001 Equity Incentive Plan (the "2001 Plan"), the 2002 Interim Incentive Plan (the "2002 Plan"), the 2004 Award Plan for New Employees (the "2004 Plan") and the Solectron Corporation 2002 Stock Plan, which was assumed by the Company as a result of its acquisition of Solectron. These plans are collectively referred to as the Company's equity compensation plans below.

- The 2001 Plan provides for grants of up to 62.0 million ordinary shares (plus shares available under prior Company plans and assumed plans consolidated into the 2001 Plan). The 2001 Plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors. Options issued to employees under the 2001 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

- The 2002 Plan provides for grants of up to 20.0 million ordinary shares. The 2002 Plan provides for grants of nonqualified stock options and share bonus awards to employees and officers. Options issued under the 2002 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Share bonus awards generally vest in installments over a three to five year period.

- The 2004 Plan provides for grants of up to 10.0 million ordinary shares. The 2004 Plan provides for grants of nonqualified stock options and share bonus awards to new employees. Options issued under the 2004 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Share bonus awards generally vest in installments over a three to five year period.

- In connection with the acquisition of Solectron (see Note 12), the Company assumed the Solectron corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares and the Company assumed approximately 7.4 million vested and unvested options with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Company.

The SLR plan provides for grants of nonqualified stock options to new employees and to legacy Solectron employees who joined the Company in connection with the acquisition. Options issued under the SLR Plan generally vest over four years and generally expire either seven or ten years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Company's ordinary shares on the date of grant.

The Company grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three to five year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense:

	Fiscal Year Ended March 31,		
	2010	2009	2008
	(In thousands)		
Cost of sales	$ 10,847	$ 9,283	$ 6,850
Selling, general and administrative expenses	45,627	47,631	40,791
Total stock-based compensation expense	$ 56,474	$ 56,914	$ 47,641

As required by the authoritative guidance for stock-based compensation, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual option forfeitures. Total stock-based compensation capitalized as part of inventory during the fiscal years ended March 31, 2010 and 2009 was not material.


Annual Report

As of March 31, 2010, the total compensation cost related to unvested stock options granted to employees under the Company's equity compensation plans, but not yet recognized, was approximately $60.5 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 2.0 years and will be adjusted for estimated forfeitures. As of March 31, 2010, the total unrecognized compensation cost related to unvested share bonus awards granted to employees under the Company's equity compensation plans was approximately $54.4 million. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 1.2 years and will be adjusted for estimated forfeitures. Approximately $27.4 million of the unrecognized compensation cost is related to share bonus awards where vesting is contingent upon meeting both a service requirement and achievement of longer-term goals. As further discussed below, this cost will not be recognized unless it is determined that vesting of these awards is probable.

Cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows pursuant to the authoritative guidance. During fiscal years 2010, 2009 and 2008, the Company did not recognize any excess tax benefits as a financing cash inflow related to its equity compensation plans.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term — The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility — The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

Expected Dividend — The Company has never paid dividends on its ordinary shares and currently does not intend to do so in the near term, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Company's stock options granted to employees for fiscal years 2010, 2009 and 2008, other than those granted in connection with the option exchange in fiscal year 2010 and those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2010	2009	2008
Expected term	4.5 years	4.2 years	4.6 years
Expected volatility	53.8%	51.0%	36.2%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.3%	2.2%	4.2%
Weighted-average fair value	$ 2.75	$ 2.22	$ 4.29

Options granted during the 2010 and 2009 fiscal years had contractual lives of seven years, and options granted during fiscal year 2008 had contractual lives of ten years.

During the 2009 fiscal year, 2.7 million options were granted to certain key employees which vest over a period of four years. These options expire seven years from the date of grant and are exercisable only when the Company's stock price is $12.50 per share, or above. The fair value of these options was estimated to be $4.25 per share and were calculated using a lattice model.

Stock-Based Awards Activity

On July 14, 2009, the Company launched an exchange offer under which eligible employees had the opportunity to voluntarily exchange their eligible outstanding stock options for a lesser amount of replacement stock options with new exercise prices equal to the closing price of the Company's ordinary shares on the date of exchange (the "Exchange"). The Exchange offer was not open to the Company's Board of Directors or its executive officers. To be eligible for exchange an option must: (i) have had an exercise price of at least $10.00 per share, (ii) have been outstanding, and (iii) have been granted at least 12 months prior to the commencement date of the Exchange offer. All replacement option grants were subject to a vesting schedule of two, three or four years from the date of grant of the replacement options depending on the remaining vesting period of the option grants surrendered for cancellation in the Exchange. Stock options with exercise prices between $10.00 and $11.99 were exchangeable for new options at a rate of 1.5 existing options per new option grant, and stock options with exercise prices of $12.00 or more were exchangeable at a rate of 2.4 existing options per new option grant. Outstanding options covering approximately 29.8 million shares were eligible to participate in the Exchange.

The Exchange was completed on August 11, 2009. Approximately 27.9 million stock options were tendered in the Exchange, and approximately 16.9 million replacement options were granted with an exercise price of $5.57, a weighted average vesting term of 1.58 years, and a contractual life of 7 years. The Exchange was accounted for as a modification of the existing option awards tendered in the Exchange. As a result of the Exchange, the Company will recognize approximately $1.8 million in incremental compensation expense over the expected service period of the replacement grants' vesting terms.

The following is a summary of option activity for the Company's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	Fiscal Year Ended March 31,					
	2010		2009		2008	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	81,927,879	$ 9.13	52,541,413	$11.67	51,821,915	$11.63
Granted	869,600	6.17	43,586,251	6.21	5,391,475	11.66
Granted under option exchange program	16,867,452	5.57	—	—	—	—
Assumed in business combination (Note 12)	—	—	—	—	7,355,133	10.68
Exercised	(2,496,254)	6.54	(2,242,639)	6.13	(4,291,426)	8.39
Forfeited	(6,376,879)	9.50	(11,957,146)	10.16	(7,735,684)	12.31
Cancelled under option exchange program	(27,923,229)	11.85	—	—	—	—
Outstanding, end of fiscal year	62,868,569	$ 7.16	81,927,879	$ 9.13	52,541,413	$11.67
Options exercisable, end of fiscal year	24,989,665	$10.71	34,329,956	$12.51	39,931,387	$11.80

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise) under the Company's equity compensation plans was $10.3 million, $6.3 million and $14.5 million during fiscal years 2010, 2009 and 2008, respectively.

Cash received from option exercises under all equity compensation plans was $6.0 million, $13.8 million and $35.9 million for fiscal years 2010, 2009 and 2008, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 – $ 2.26	19,075,550	5.71	$ 2.22	3,129,575	$ 2.20
$ 3.35 – $ 5.75	16,316,384	6.35	5.56	29,612	5.39
$ 5.87 – $ 7.07	1,215,915	3.61	6.01	828,215	5.89
$ 7.08 – $10.60	12,457,294	4.60	9.83	7,330,221	9.54
$ 10.67 – $11.41	1,593,383	5.81	11.13	1,509,717	11.12
$ 11.53 – $13.98	8,444,327	4.39	12.44	8,396,609	12.44
$ 14.34 – $23.19	3,765,716	3.30	17.16	3,765,716	17.16
$ 1.94 – $23.19	62,868,569	5.30	$ 7.16	24,989,665	$ 10.71
Options vested and expected to vest	61,157,681	5.28	$ 7.23		

As of March 31, 2010, the aggregate intrinsic value for options outstanding, options vested and expected to vest (which includes adjustments for expected forfeitures), and options exercisable were $146.9 million,

$140.9 million and $19.4 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2010 for the approximately 37.1 million options that were in-the-money at March 31, 2010. As of March 31, 2010, the weighted average remaining contractual life for options exercisable was 4.3 years.

The following table summarizes the Company's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,					
	2010		2009		2008	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	10,456,905	$10.31	8,866,364	$10.70	4,332,500	$ 8.11
Granted	523,229	7.08	4,364,194	9.30	6,540,197	11.42
Vested	(1,331,357)	8.98	(1,825,252)	9.41	(1,564,733)	6.71
Forfeited	(847,168)	10.40	(948,401)	11.08	(441,600)	10.24
Unvested share bonus awards outstanding, end of fiscal year	8,801,609	$10.31	10,456,905	$10.31	8,866,364	$10.70

Of the unvested share bonus awards granted under the Company's equity compensation plans during fiscal years 2009 and 2008, 1,930,000 and 1,162,500, respectively, were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over a period of three to five years. Due to a change in business outlook, which has been significantly impacted by the macroeconomic decline which began in fiscal 2009, management believes that achievement of these longer-term goals is no longer probable. Accordingly, approximately 2.8 million of these unvested share bonus awards are not expected to vest. As a result, in the fourth quarter of fiscal year 2009, approximately $8.9 million in cumulative compensation expense previously recognized through December 31, 2008 (including $4.7 million recognized in fiscal years 2008 and prior) for share bonus awards with both a service requirement and a performance condition was reversed. Compensation expense will not be recognized for these share bonus awards unless management determines it is again probable these share bonus awards will vest for which a cumulative catch-up of expense would be recorded.

The total intrinsic value of shares vested under the Company's equity compensation plans was $7.0 million, $17.2 million and $17.7 million during fiscal years 2010, 2009 and 2008, respectively, based on the closing price of the Company's ordinary shares on the date vested.

Earnings (Loss) Per Share

Basic earnings per share exclude dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income per share:

	Fiscal Year Ended March 31,		
	2010	2009	2008
	(In thousands, except per share amounts)		
Basic earnings (loss) per share:			
Net income (loss)	$ 18,594	$(6,135,518)	$(681,383)
Shares used in computation:			
Weighted-average ordinary shares outstanding	811,677	820,955	720,523
Basic earnings (loss) per share	$ 0.02	$ (7.47)	$ (0.95)
Diluted earnings (loss) per share:			
Net income (loss)	$ 18,594	$(6,135,518)	$(681,383)
Shares used in computation:			
Weighted-average ordinary shares outstanding	811,677	820,955	720,523
Weighted-average ordinary share equivalents from stock options and awards(1)	9,435	—	—
Weighted-average ordinary share equivalents from convertible notes(2)	—	—	—
Weighted-average ordinary shares and ordinary share equivalents outstanding	821,112	820,955	720,523
Diluted earnings (loss) per share	$ 0.02	$ (7.47)	$ (0.95)

(1) As a result of the Company's net loss, ordinary share equivalents from approximately 1.6 million and 5.7 million options and share bonus awards were excluded from the calculation of diluted earnings (loss) per share during the twelve-month period ended March 31, 2009 and 2008, respectively. Additionally, ordinary share equivalents from stock options to purchase approximately 38.1 million, 61.5 million and 39.4 million shares during fiscal years 2010, 2009 and 2008, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods.

(2) On July 31, 2009, the principal amount of the Company's Zero Coupon Convertible Junior Subordinated Notes was settled in cash upon maturity. These notes carried conversion provisions to issue shares to settle any conversion spread (excess of the conversion value over the conversion price) in stock. The conversion price was $10.50 per share. On the maturity date the Company's stock price was less than the conversion price, and therefore no shares were issued.

During December 2008, the Company purchased an aggregate principal amount of $260.0 million of its outstanding 1% Convertible Subordinated Notes, which resulted in a reduction of the ordinary share equivalents into which such notes were convertible from approximately 32.2 million to approximately 15.5 million. As the Company has the positive intent and ability to settle the principal amount of these notes in cash, all ordinary share equivalents related to the principal portion of the Notes are excluded from the computation of diluted earnings per share for fiscal 2010, 2009 and 2008. The Company intends to settle any conversion spread (excess of the conversion value over conversion price) in stock. The conversion price is $15.525 per share (subject to certain adjustments). During fiscal years 2010, 2009 and 2008, the conversion obligation was less than the principal portion of these notes and accordingly, no additional shares were included as ordinary share equivalents.


Annual Report

Recent Accounting Pronouncements

In June 2009, a new accounting standard was issued which amends the consolidation guidance applicable to variable interest entities ("VIEs"), the approach for determining the primary beneficiary of a VIE, and disclosure requirements of a company's involvement with VIEs. This standard is effective for fiscal years beginning after November 15, 2009 and is required to be adopted by the Company in the first quarter of fiscal year 2011. The adoption of this standard is not expected to have any impact on the Company's consolidated statement of operations.

Upon adoption, sales of accounts receivable in the Global Asset Backed Securitization program will be to a VIE in which the Company is the primary beneficiary. As a result, the Company will consolidate this VIE and the accounts receivable sold to it will remain on the Company's balance sheet. Cash received from the program will be accounted for as a borrowing on the Company's balance sheet and as a financing activity in the statement of cash flows. The North America Asset Backed Securitization program was amended such that sales of accounts receivable from this program will be to a VIE in which a third party financial institution is the primary beneficiary of the VIE and, as a result, the accounts receivable sold to the VIE will continue to be removed from the Company's Consolidated Balance Sheets. Accounts receivable sold and the Company's participation in the VIE will be reported as operating activities in the Consolidated Statements of Cash Flows (see Note 6).

In June 2009, a new accounting standard was issued which removes the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. This guidance is effective for fiscal years beginning after November 15, 2009 and is required to be adopted by the Company in the first quarter of fiscal year 2011. The adoption of this standard is not expected to have any impact on the Company's consolidated statement of operations. Upon adoption, accounts receivable sold in the Global Asset Backed Securitization program, as currently structured, will be consolidated by the Company and will remain on its balance sheet ($217.1 million at March 31, 2010, net of the Company's participation interests which are already recorded in other current assets). Cash received from the program will be treated as a bank borrowing on the Company's balance sheet and as a financing activity in the statement of cash flows. The Company is currently investigating alternative structures to amend or replace the Global Asset Backed Securitization program such that sales of accounts receivable under the amended program will continue to be removed from the Consolidated Balance Sheet. The North America Asset Backed Securitization program and the accounts receivable factoring program were amended such that sales of accounts receivable from these programs will continue to be removed from the Consolidated Balance Sheets. Accounts receivable sold will be reported as cash provided by operating activities in the Consolidated Statements of Cash Flows (see Note 6).

In December 2007, the FASB issued a new accounting standard related to non-controlling interests of subsidiaries in Consolidated Financial Statements. The new guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The standard was effective for fiscal years beginning after December 15, 2008, and was required to be adopted by the Company in the first quarter of fiscal year 2010. The Company's minority interests, and associated minority owners' interest in the income or losses of the related companies has not been material to its results of operations for fiscal years 2010, 2009 and 2008. Accordingly, the adoption of the new accounting guidance did not have a material impact on the Company's reported consolidated results of operations, financial condition and cash flows.

In September 2006, the FASB issued a new accounting standard related to the accounting of fair value measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. The FASB provided for a one-year deferral of the new guidance for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis and is required to be applied prospectively, to fiscal years beginning after November 15, 2008. The Company's adoption of the new accounting guidance related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis during fiscal year 2010 did not materially impact the Company's consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued a new accounting standard related to assets acquired and liabilities assumed in business combinations. The new accounting guidance established principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The guidance also established disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. This standard was effective for fiscal years that begin after December 15, 2008, and was required to be applied prospectively for all business combinations entered into after the date of adoption, which was April 1, 2009 for the Company. The Company's adoption of the new accounting guidance did not have a material impact on its reported consolidated results of operations, financial condition and cash flows. Application of this standard to future acquisitions will result in the recognition of certain expenditures including transaction costs and costs related to exit activities to be treated as period expenses rather than as a component of the purchase price consideration. In addition, contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recognized in earnings. Also included in the new accounting guidance was an amendment to the accounting for post acquisition adjustments to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as an adjustment to the provision for, or benefit from, income taxes. These requirements did not have a material impact on our fiscal 2010 results of operations.

In May 2008, the FASB issued a new accounting standard related to accounting for convertible debt instruments which requires that issuers of convertible debt instruments that may be settled in cash upon conversion separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when the interest cost is recognized in subsequent periods. The standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and was required to be adopted by the Company beginning April 1, 2009. The standard required the Company to record the change in accounting principle retrospectively to all periods presented.

The adoption of the new standard affected the accounting for the Company's 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes (collectively referred to as the "Convertible Notes") by requiring the initial proceeds from their sale to be allocated between a liability component and an equity component in a manner that results in interest expense on the debt component at the Company's nonconvertible debt borrowing rate on the date of issuance.

The standard required the Company to record the change in accounting principle retrospectively to all periods presented, which included cumulative effect adjustments as of March 31, 2009 to the opening balance of Accumulated deficit of approximately $225.0 million, an approximate $27.6 million reduction in the carrying value of the Convertible Notes, an increase in the recorded value of Ordinary shares of approximately $252.0 million, which represents the carrying amount of the equity component, and a reduction to deferred financing costs of approximately $525,000, which is included in Other assets. The adjustment to Accumulated deficit represented imputed interest for the period from issuance of each convertible note to March 31, 2009, and a $5.8 million reduction in the gain recognized in the third quarter of fiscal year 2009, for the partial extinguishment of the 1% Convertible Subordinated Notes. Coupon interest expense and discount amortization related to the original issuance costs were immaterial for all periods presented.

The estimated fair value of the initial debt components of the Company's 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes were $310.9 million and $111.3 million, respectively, based on the present value of the contractual cash flows discounted at an appropriate comparable market nonconvertible debt borrowing rate at the date of issuance. The Company is amortizing the discounts using the effective interest method over the period the debt is expected to remain outstanding as additional interest expense. The amortization of the discount resulted in effective interest rates of 8.21% for the 1% Convertible Subordinated Notes and 9.23% for the Zero Coupon Convertible Junior Subordinated Notes. The adoption of the new standard had no impact on the Company's consolidated cash flows. Below is a summary of the financial statement effects of implementing the new standard:

Balance Sheet:	1% Convertible Subordinated Notes March 31, 2010	1% Convertible Subordinated Notes March 31, 2009	Zero Coupon Convertible Junior Subordinated Notes March 31, 2010	Zero Coupon Convertible Junior Subordinated Notes March 31, 2009
	(In thousands)			
Previous carrying value — principal amount of Notes	$239,993	$239,993	$ —	$195,000
Unamortized discount	(5,753)	(21,602)	—	(5,955)
Net carrying amount of Notes	$234,240	$218,391	$ —	$189,045

Income Statement:	Twelve-Month Periods Ended March 31, 2010	2009	2008	Twelve-Month Periods Ended March 31, 2010	2009	2008
	(In thousands)					
Amortization of discount net of adjustments to deferred financing costs	$15,440	$27,173	$27,258	$5,976	$16,375	$14,755
Gain on repurchase of 1%						
Convertible Subordinated Notes	—	5,823	—	—	—	—
Total	$15,440	$32,996	$27,258	$5,976	$16,375	$14,755

As a result of the new standard, basic and diluted net income per share decreased by $0.03 for the twelve-month period ended March 31, 2010. Basic and diluted net income per share decreased by $0.06 for the periods ended March 31, 2009 and 2008, respectively.

3. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31, 2010	2009	2008
	(In thousands)		
Net cash paid (received) for:			
Interest	$126,327	$178,641	$ 126,975
Income taxes	$ 89,973	$(56,315)	$ 59,553
Non-cash investing and financing activities:			
Issuance of ordinary shares for acquisition of businesses	$ —	$ 270	$2,519,670
Fair value of vested options assumed in acquisition of business	$ —	$ —	$ 11,282

4. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	As of March 31,	
	2010	2009
	(In thousands)	
0.00% convertible junior subordinated notes due July 2009	$ —	$ 189,045
1.00% convertible subordinated notes due August 2010	234,240	218,391
6.50% senior subordinated notes due May 2013	—	399,622
6.25% senior subordinated notes due November 2014	302,172	402,090
Term Loan Agreement, including current portion, due in installments through October 2014	1,691,775	1,709,116
Other	26,643	23,270
	2,254,830	2,941,534
Current portion	(265,954)	(207,991)
Non-current portion	$1,988,876	$2,733,543

Maturities for the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2011	$ 265,954
2012	16,752
2013	489,702
2014	11,688
2015	1,458,574
Thereafter	12,160
Total	$2,254,830

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Company entered into a five-year $2.0 billion credit facility that expires in May 2012. As of March 31, 2010 and 2009, there were no borrowings outstanding under the credit facility. Borrowings under the credit facility bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. The Company is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Company's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Company is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Company's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The credit facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2010, the Company was in compliance with the covenants under the credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $254.9 million in the aggregate, under which there were approximately $6.7 million and $1.9 million of borrowings outstanding as of March 31, 2010 and 2009, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter — bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2011. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

Zero Coupon Convertible Junior Subordinated Notes

On July 31, 2009, the Company paid $195.0 million to redeem the Zero Coupon Convertible Junior Subordinated Notes upon maturity. The Notes carried conversion provisions to issue shares to settle any conversion spread (excess of conversion value over the conversion price of $10.50 per share). On the maturity date, the Company's stock price was less than the conversion price, and therefore no shares were issued.

1% Convertible Subordinated Notes

The 1% Convertible Subordinated Notes are due in August 2010 and are convertible at any time prior to maturity into ordinary shares of the Company at a conversion price of $15.525 (subject to certain adjustments). During December 2008, the Company paid approximately $226.2 million to purchase an aggregate principal amount of $260.0 million of these notes under a modified Dutch auction procedure. The Company recognized a gain of approximately $22.3 million (as adjusted for the retroactive adoption of the accounting for convertible debt described in Note 2) during the fiscal year ended March 31, 2009 associated with the partial extinguishment of the Notes net of approximately $5.7 million for estimated transaction costs and the write-off of related debt issuance costs, which is recorded in Other charges, net in the Consolidated Statements of Operations. The gain was reduced by $5.8 million in connection with the retroactive adoption of a new accounting standard effective April 1, 2009. As of March 31, 2010, the $234.2 million net principal amount of these Notes was classified as current liabilities and included in "Bank borrowings, current portion of long-term debt and capital lease obligations" in the Consolidated Balance Sheet.

6.5% Senior Subordinated Notes

On March 19, 2010, the Company paid approximately $306.3 million to redeem the aggregate principal balance of $299.8 million of these notes at a redemption price of 102.167% of the principal amount. The Company recognized a loss associated with the early redemption of the notes of approximately $10.5 million during the fiscal year ended March 31, 2010, consisting of the redemption price premium of approximately $6.5 million, and approximately $4.0 million for transaction costs and the write-off of unamortized debt costs. The loss is recorded in Other charges, net in the Consolidated Statements of Operations.

During June 2009, the Company paid approximately $101.8 million to purchase an aggregate principal amount of $99.8 million of these Notes in a cash tender offer. The cash paid included $2.3 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and were being recognized as a component of interest expense over the remaining life of the Notes until the redemption noted above. The Company recognized a $2.3 million loss during fiscal year 2010 associated with the partial extinguishment of the Notes, which included approximately $2.6 million for transaction costs and the write-down of related debt issuance costs. In conjunction with the tender offer, the Company obtained consents to certain amendments to the restricted payments covenants and certain related definitions in the indenture under which the Notes were issued. The amendments permitted the Company greater flexibility to purchase or make other payments in respect of its equity securities and debt that was subordinated to the Notes and to make certain other restricted payments under the indenture.

6.25% Senior Subordinated Notes

The Company may redeem its 6.25% Senior Subordinated Notes that are due on November 15, 2014, in whole or in part at redemption prices of 102.083% and 101.042% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on November 15 of the years 2010 and 2011, respectively, and at a redemption price of 100% of the principal amount thereof on and after November 15, 2012, in each case, plus any accrued and unpaid interest to the redemption date.

During June 2009, the Company paid approximately $101.3 million to purchase an aggregate principal amount of $99.9 million of these Notes in a cash tender offer. The cash paid included $6.5 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and are being recognized as a component of interest expense over the remaining life of the Notes. The Company recognized a $2.3 million gain during fiscal year 2010 associated with the partial extinguishment of the Notes, net of approximately $2.7 million for transaction costs and the write-down of related debt issuance costs. In conjunction with the tender offer, the Company obtained consents to certain amendments to the restricted payments covenants and certain related definitions in the indenture under which the Notes were issued. The amendments permit the Company greater flexibility to purchase or make other payments in respect of its equity securities and debt that is subordinated to the Notes and to make certain other restricted payments under the indenture.

The indenture governing the Company's outstanding 6.25% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2010, the Company was in compliance with the covenants under this indenture.

Term Loan Agreement

In connection with the Company's acquisition of Solectron Corporation, the Company entered into a $1.759 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for certain of Solectron's notes in connection with the acquisition, and to pay any related fees and expenses including acquisition related costs.

On October 1, 2007, the Company borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. On October 15, 2007, the Company borrowed an additional $175.0 million to fund its repurchase and redemption of certain Solectron Notes. On February 29, 2008, the Company borrowed the remaining $450.0 million available under the Term Loan Agreement to fund its repurchase of additional Solectron notes. The maturity date of these loans is seven years from the date of the Term Loan Agreement. These loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Company may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. Borrowings under the Term Loan Agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2010, the Company was in compliance with the financial covenants under the Term Loan Agreement.

As of March 31, 2010, the Company had approximately $1.7 billion of borrowings outstanding under the Term Loan Agreement, of which the floating interest payments on $847.0 million has been swapped for fixed interest payments with remaining terms ranging from one to ten months (see Note 5).

Fair Values

As of March 31, 2010, the approximate fair values of the Company's 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under its Term Loan Agreement were 101.0%, 99.18% and 95.58% of the face values of the debt obligations, respectively, based on broker trading prices.

Interest Expense

For the fiscal years ended March 31, 2010, 2009 and 2008, the Company recognized total interest expense of $158.1 million, $245.5 million and $227.4 million (including $21.4 million, $43.5 million, and $42.0 million for the retrospective application of the new accounting standard discussed above), respectively, on its debt obligations outstanding during the period.

5. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Company's cash equivalents are comprised of cash and bank deposits and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio or $10.0 million in any single issuer.

Foreign Currency Contracts

The Company transacts business in various foreign countries and is therefore, exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against volatility in the value of non-functional currency denominated monetary assets and liabilities, and of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a fully hedged position for certain transaction exposures, which are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Company's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution was not material.

As of March 31, 2010, the aggregate notional amount of the Company's outstanding foreign currency forward and swap contracts was $2.1 billion as summarized below:

Currency	Buy/Sell	Foreign Currency Amount	Notional Contract Value in USD
	(In thousands)		
Cash Flow Hedges			
CNY	Buy	1,214,718	$ 177,960
EUR	Buy	21,329	28,745
EUR	Sell	9,127	13,500
HUF	Buy	10,166,200	51,519
MXN	Buy	1,513,000	121,769
Other	Buy	N/A	51,792
			445,285
Other Forward/Swap Contracts			
BRL	Buy	72,200	40,245
BRL	Sell	142,100	79,208
CAD	Buy	49,384	48,321
CAD	Sell	105,773	103,311
CNY	Buy	569,937	83,500
EUR	Buy	51,549	69,596
EUR	Sell	266,673	359,934
GBP	Buy	68,444	103,327
GBP	Sell	92,117	138,941
JPY	Buy	3,978,221	43,087
MXN	Buy	652,000	52,474
MYR	Buy	210,944	64,487
SEK	Buy	1,777,481	245,512
SGD	Buy	69,394	49,649
Other	Buy	N/A	54,871
Other	Sell	N/A	119,327
			1,655,790
Total Notional Contract Value in USD			$2,101,075

As of March 31, 2009, the Company had foreign currency forward and swap contracts with notional values totaling $1.7 billion, of which $120.2 million had been designated as cash flow hedges.

As of March 31, 2010 and 2009, the fair value of the Company's short-term foreign currency contracts was not material and included in other current assets or other current liabilities, as applicable, in the consolidated balance sheet. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in a non-functional currency and are not accounted for as hedges under the accounting standards. Accordingly, changes in fair value of these instruments are recognized in earnings during the period of change as a component of interest and other expense, net in the consolidated statement of operations. As of March 31, 2010 and 2009, the Company also has included net deferred gains and losses, respectively, in other comprehensive income, a component of shareholders' equity in the consolidated balance sheet, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges. These deferred gains and losses were not material, and the deferred losses as of March 31, 2010 are expected to be recognized as a component of cost of sales in the consolidated statement of operations primarily over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented and are included as a component of interest and other expense, net in the consolidated statement of operations.

Interest Rate Swap Agreements

The Company is also exposed to variability in cash flows associated with changes in short-term interest rates primarily on borrowings under its revolving credit facility and Term Loan Agreement. During fiscal years 2009 and 2008, the Company entered into interest rate swap agreements to mitigate the exposure to interest rate risk resulting from unfavorable changes in interest rates resulting from the Term Loan Agreement, as summarized below:

Notional Amount (In millions)	Fixed Interest Rate Payable	Interest Payment Received	Term	Expiration Date
Fiscal 2009 Contracts:				
$ 100.0	1.94%	1-Month Libor	12 month	January 2010
$ 100.0	2.45%	3-Month Libor	12 month	January 2010
$ 100.0	1.00%	1-Month Libor	12 month	March 2010
$ 100.0	1.00%	1-Month Libor	12 month	April 2010
Fiscal 2008 Contracts:				
$ 250.0	3.61%	1-Month Libor	34 months	October 2010
$ 250.0	3.61%	1-Month Libor	34 months	October 2010
$ 175.0	3.60%	3-Month Libor	36 months	January 2011
$ 72.0	3.57%	3-Month Libor	36 months	January 2011
$1,147.0				

During March 2009, the Company amended its two $250.0 million swaps expiring in October 2010 and one of its $100.0 million swaps, which expired January 2010, from three-month to one-month Libor and reduced the fixed interest payments from 3.89% to 3.61% and from 2.42% to 1.94%, respectively.

These contracts provided for the receipt of interest payments at rates equal to the terms of the various tranches of the underlying borrowings outstanding under the Term Loan Arrangement (excluding the applicable margin), other than the two $250.0 million swaps, expiring October 2010, and the $100.0 million swaps that expired during January 2010 and March 2010, respectively. These swaps provided for the receipt of interest at one-month Libor while the underlying borrowings were based on three-month Libor.

All of the Company's interest rate swap agreements were accounted for as cash flow hedges, and no portion of the swaps were considered ineffective. For fiscal years 2010, 2009 and 2008 the net amount recorded as interest expense from these swaps was not material. As of March 31, 2010 and 2009, the fair value of the Company's interest rate swaps were not material and were included in other current liabilities in the consolidated balance sheet, with a corresponding decrease in other comprehensive income. The deferred losses included in other comprehensive income will effectively be released through earnings as the Company makes fixed, and receives variable, payments over the remaining term of the swaps through January 2011.

In January 2010, two swaps totaling $200.0 million with a weighted average interest rate of 2.195% expired, and in March 2010, a $100.0 million swap, with an interest rate of 1%, expired. As of March 31, 2010, the Company had an aggregate amount of $847.0 million in swaps outstanding with a weighted average fixed interest rate of 3.30%.

6. TRADE RECEIVABLES SECURITIZATION

The Company continuously sells designated pools of trade receivables under two asset backed securitization programs and an accounts receivable factoring program.

Global Asset-Backed Securitization Agreement

The Company continuously sells a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to two commercial paper conduits, administered by an unaffiliated financial institution. In addition to these commercial paper conduits, the Company participates in the securitization agreement as an investor in the conduit. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable.

The Company services, administers and collects the receivables on behalf of the entity and receives a servicing fee of 1.00% of serviced receivables per annum. Servicing fees recognized during the fiscal years ended March 31, 2010, 2009 and 2008 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized.

During October 2009, the securitization agreement was amended such that the maximum investment limit of these commercial paper conduits was $500.0 million. Additionally, the Company pays annual facility and commitment fees totaling 1.5% per annum under the facility to the extent funded through the issuance of commercial paper.

The third-party special purpose entity was a qualifying special purpose entity, and accordingly, the Company did not consolidate this entity. As of March 31, 2010 and 2009, approximately $352.5 million and $422.0 million of the Company's accounts receivable, respectively, had been sold to this third-party qualified special purpose entity. The amounts represent the face amount of the total outstanding trade receivables on all designated customer accounts on those dates. For the years ended March 31, 2010 and 2009, the Company sold approximately $5.7 billion and $6.0 billion, respectively, to the third party special purpose entity. The accounts receivable balances that were sold under this agreement were removed from the Consolidated Balance Sheets and the amounts received are included as cash provided by operating activities in the Consolidated Statements of Cash Flows. The Company had a recourse obligation that was limited to the deferred purchase price receivable, which approximated 5% of the total sold receivables, and its own investment participation, the total of which was approximately $135.4 million and $123.8 million as of March 31, 2010 and 2009, respectively, and each was recorded in Other current assets in the Consolidated Balance Sheets as of March 31, 2010 and 2009. The amount of the Company's own investment participation varied depending on certain criteria, mainly the collection performance on the sold receivables and the Company's financing requirements. As the recoverability of the trade receivables underlying the Company's own investment participation was determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts prior to sale into the third party qualified special purpose entity, the fair value of the Company's own investment participation reflected the estimated recoverability of the underlying trade receivables. The Company received net cash proceeds of approximately $217.1 million and $298.1 million from the commercial paper conduits for the sale of these receivables as of March 31, 2010 and 2009, respectively. The difference between the amount sold to the commercial paper conduits (net of the Company's investment participation) and net cash proceeds received from the commercial paper conduits was recognized as a loss on sale of the receivables and recorded in Interest and other expense, net in the Consolidated Statements of Operations.

Effective April 1, 2010, the adoption of a new accounting standard will eliminate the concept of a qualifying special purpose entity and will create more stringent conditions for reporting the transfer of a financial asset as a sale. In addition, effective April 1, 2010, the adoption of a new accounting standard will amend consolidation guidance for determining the primary beneficiary of a variable interest entity. Under this new standard the Company will be deemed the primary beneficiary of this special purpose entity and will be required to consolidate the special purpose entity. As a result, accounts receivable sold under this program will remain on the Company's balance sheet, as currently structured, and cash received from the program will be accounted for as a borrowing on the Company's balance sheet and as a financing activity in the statement of cash flows.

North American Asset-Backed Securitization Agreement

The Company continuously sells a designated pool of trade receivables to an affiliated special purpose vehicle, which in turn sells such receivables to an agent on behalf of two commercial paper conduits administered by unaffiliated financial institutions. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity and receives a servicing fee of 0.50% per annum on the outstanding balance of the serviced receivables. Servicing fees recognized during the fiscal year ended March 31, 2010 and 2009 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates that the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized. The Company, by design of the transaction, absorbed the majority of expected losses from transfers of trade receivables into the special purpose vehicle and, as such, was deemed the primary beneficiary of this entity. Accordingly, the Company consolidated the special purpose vehicle.

The maximum investment limit of the two commercial paper conduits is $300.0 million. During September 2009, the securitization agreement was amended such that the Company paid commitment fees of 0.80% per annum on the aggregate amount of the liquidity commitments of the financial institutions under the facility (which approximates the maximum investment limit) and an additional program fee of 0.70% on the aggregate amounts invested under the facility by the conduits to the extent funded through the issuance of commercial paper.

As of March 31, 2010 and 2009, the Company transferred approximately $356.9 million and $448.7 million, respectively, into the special purpose vehicle. The Company sold approximately $200.7 million and $173.8 million of accounts receivable to the two commercial paper conduits as of March 31, 2010 and 2009, respectively, and received approximately $200.0 million and $173.1 million, respectively, in net cash proceeds from the sales. For the years ended March 31, 2010 and 2009, the Company received approximately $1.6 billion and $1.7 billion, respectively, in net cash proceeds from the sale. The accounts receivable balances that were sold to the two commercial paper conduits under this agreement were removed from the Consolidated Balance Sheets and were reflected as cash provided by operating activities in the Consolidated Statements of Cash Flows, and the difference between the amount sold and net cash proceeds received was recognized as a loss on sale of the receivables, and was recorded in Interest and other expense, net in the Consolidated Statements of Operations. The remaining trade receivables transferred into the special purpose vehicle and not sold to the two commercial paper conduits comprised the primary assets of that entity, and were included in trade accounts receivable, net in the Consolidated Balance Sheets of the Company. The recoverability of these trade receivables, both those included in the Consolidated Balance Sheets and those sold but uncollected by the commercial paper conduits, were determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts. Although the special purpose vehicle was fully consolidated by the Company, it was a separate corporate entity and its assets were available first to satisfy the claims of its creditors.

Effective April 2010, the securitization agreement was amended to provide for the sale by the special purpose vehicle of 100% of the receivables instead of a sale of an undivided ownership interest in such receivables. A portion of the purchase price for the receivables will be paid by the two commercial paper conduits in cash and the balance in the form of a deferred purchase price receivable. The amount of the Company's deferred purchase price receivable will vary primarily depending on the financing requirements of the Company and the performance of the receivables sold. The accounts receivable balances sold under this agreement will be removed from the Consolidated Balance Sheets and be reported as cash provided by operating activities in the Consolidated Statements of Cash Flows. The deferred purchase price receivable will be recorded in other current assets in the consolidated balance sheet. The Company's participation in the deferred purchase price receivable will be reported as an operating activity in the Consolidated Statements of Cash Flows.

Factored Accounts Receivable

The Company also sold accounts receivables to certain third-party banking institutions. The outstanding balance of receivables sold and not yet collected was approximately $164.2 million and $171.6 million as of March 31, 2010 and 2009, respectively. For the years ended March 31, 2010 and 2009, total accounts receivables sold to certain third party banking institutions was approximately $1.2 billion and $3.6 billion, respectively. These receivables that were sold were removed from the Consolidated Balance Sheets and were reflected as cash provided by operating activities in the Consolidated Statement of Cash Flows. This arrangement was amended to allow sold accounts receivable to continue to be removed from the Consolidated Balance Sheets upon the adoption of a new accounting standard on April 1, 2010.


Annual Report

7. COMMITMENTS AND CONTINGENCIES

As of March 31, 2010 and 2009, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases, and the related obligations was not material. The Company also leases certain of its facilities under non-cancelable operating leases. These operating leases expire in various years through 2024 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Operating Lease
	(In thousands)
2011	$123,646
2012	93,228
2013	75,167
2014	56,867
2015	38,763
Thereafter	86,959
Total minimum lease payments	$474,630

Total rent expense amounted to $143.2 million, $139.2 million and $94.2 million in fiscal years 2010, 2009 and 2008, respectively.

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

8. INCOME TAXES

The domestic ("Singapore") and foreign components of income before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Domestic	$ 86,411	$(1,090,863)	$ 268,294
Foreign	(103,186)	(4,990,075)	(202,627)
Total	$ (16,775)	$(6,080,938)	$ 65,667

The provision for (benefit from) income taxes consisted of the following:

	Fiscal Year Ended March 31,		
	2010	2009	2008
	(In thousands)		
Current:			
Domestic	$ 50	$ 3,461	$ 547
Foreign	(18,529)	68,581	65,469
	(18,479)	72,042	66,016
Deferred:			
Domestic	1,077	895	(252)
Foreign	(17,967)	(67,728)	639,273
	(16,890)	(66,833)	639,021
Provision for (benefit from) income taxes	$(35,369)	$ 5,209	$705,037

The domestic statutory income tax rate was approximately 17.0% in fiscal years 2010 and 2009, and approximately 18.0% in fiscal year 2008. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2010	2009	2008
	(In thousands)		
Income taxes based on domestic statutory rates	$ (2,852)	$(1,033,760)	$ 11,821
Effect of tax rate differential	(40,728)	38,440	(314,108)
Intangible amortization	15,279	23,098	12,924
Change in liability for uncertain tax positions	(80,175)	8,339	6,367
Goodwill impairment	—	1,011,496	—
Change in valuation allowance	69,076	(50,225)	986,338
Other	4,031	7,821	1,695
Provision for income taxes	$(35,369)	$ 5,209	$ 705,037

The $986.3 million change in valuation allowance during fiscal year 2008 includes non-cash tax expense of $661.3 million, principally resulting from management's re-evaluation of previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carry forwards. Management believes that the realizability of certain deferred tax assets was no longer more likely than not because it expected future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron. The remaining change in the valuation allowance during the 2008 fiscal year was primarily for that year's operating losses and restructuring charges, on which the tax benefit was not more likely than not to be realized.

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2010, 2009 and 2008 were $65.4 million, $85.3 million and $118.0 million, respectively. The effect on basic and diluted earnings per share for the fiscal year ended March 31, 2010 is $0.08 and the effect on basic and diluted loss per share during fiscal years

2009 and 2008 were $0.10 and $0.16, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in the fiscal years ending March 31, 2011 through fiscal 2018.

The components of deferred income taxes are as follows:

	As of March 31,	
	2010	2009
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ —	$ (2,211)
Total deferred tax liabilities	—	(2,211)
Deferred tax assets:		
Fixed assets	24,512	—
Intangible assets	342,495	246,001
Deferred compensation	10,049	9,616
Inventory valuation	22,238	28,365
Provision for doubtful accounts	9,448	11,834
Net operating loss and other carryforwards	2,773,599	2,857,640
Others	146,965	188,254
	3,329,306	3,341,710
Valuation allowances	(3,280,827)	(3,308,966)
Net deferred tax assets	48,479	32,744
Net deferred tax asset	$ 48,479	$ 30,533
The net deferred tax asset is classified as follows:		
Current asset (classified as other current assets)	$ 1,205	$ 66
Long-term asset	47,274	30,467
Total	$ 48,479	$ 30,533

The Company has tax loss carryforwards of approximately $8.2 billion, a portion of which begin expiring in 2011. Utilization of the tax loss carryforwards and other deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for income taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended March 31,	
	2010	2009
	(In thousands)	
Balance, beginning of fiscal year	$221,401	$191,147
Additions based on tax position related to the current year	10,605	15,089
Additions for tax positions of prior years	15,693	37,298
Reductions for tax positions of prior years	(63,134)	(972)
Reductions related to lapse of applicable statute of limitations	(3,123)	(3,276)
Settlements	(55,412)	(15,547)
Other	3,858	(2,338)
Balance, end of fiscal year	$129,888	$221,401

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by an estimated range of $10.0 — $30.0 million within the next twelve months due primarily to potential settlements of various audits and the expiration of certain statutes of limitations.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2000.

The entire amount of unrecognized tax benefits at March 31, 2010, may affect the annual effective tax rate if the benefits are eventually recognized.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2010 and 2009, the Company recognized interest of approximately $5.3 million and $5.9 million, respectively, and no penalties. The Company had approximately $66.8 million and $89.0 million, and $0.3 million and $29.5 million accrued for the payment of interest and penalties, respectively, as of the fiscal years ended March 31, 2010 and 2009, respectively.

9. RESTRUCTURING CHARGES

Historically, the Company has initiated a series of restructuring activities intended to realign the Company's global capacity and infrastructure with demand by its customers so as to optimize the operational efficiency, which included reducing excess workforce and capacity, and consolidating and relocating certain manufacturing, design and administrative facilities to lower-cost regions.

The restructuring costs include employee severance, costs related to leased facilities, owned facilities that are no longer in use and are to be disposed of, leased equipment that is no longer in use and will be disposed of, and other costs associated with the exit of certain contractual agreements due to facility closures. The overall intent of these activities is that the Company shifts its manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, and better utilize its overall existing manufacturing capacity. This would enhance the Company's ability to provide cost-effective manufacturing service offerings, which in turn may enhance its ability to retain and expand the Company's existing relationships with customers and attract new business.

Fiscal Year 2010

The Company recognized restructuring charges of approximately $107.5 million during fiscal year 2010 primarily to rationalize the Company's global manufacturing capacity and infrastructure due to the recent macroeconomic crisis which significantly impacted our customers' businesses. The Company's restructuring activities are intended to improve its operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities will result in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $92.4 million of these charges as cost of sales and approximately $15.1 million of these charges as selling, general and administrative expenses during fiscal year 2010.

The components of the restructuring charges during fiscal year 2010 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 7,234	$ 1,765	$ 2,223	$ 5,214	$ 16,436
Long-lived asset impairment	1,004	2,154	1,326	—	4,484
Other exit costs	1,742	2,687	(240)	—	4,189
Total restructuring charges	9,980	6,606	3,309	5,214	25,109
Asia:					
Severance	7,579	801	1,659	1,964	12,003
Long-lived asset impairment	21,482	1,558	1,589	4,694	29,323
Other exit costs	5,519	(947)	426	(1,191)	3,807
Total restructuring charges	34,580	1,412	3,674	5,467	45,133
Europe:					
Severance	4,556	4,573	2,733	892	12,754
Long-lived asset impairment	9,305	—	—	—	9,305
Other exit costs	6,418	—	70	8,739	15,227
Total restructuring charges	20,279	4,573	2,803	9,631	37,286
Total					
Severance	19,369	7,139	6,615	8,070	41,193
Long-lived asset impairment	31,791	3,712	2,915	4,694	43,112
Other exit costs	13,679	1,740	256	7,548	23,223
Total restructuring charges	$ 64,839	$ 12,591	$ 9,786	$ 20,312	$ 107,528

During fiscal year 2010, the Company recognized approximately $41.2 million of employee termination costs associated with the involuntary terminations of 5,727 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 2,086, 2,740, and 901 for Asia, the Americas and Europe, respectively. Approximately $35.2 million of these charges were classified as a component of cost of sales.


Annual Report

During fiscal year 2010, the Company recognized approximately $43.1 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $33.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2010 also included approximately $23.2 million for other exit costs, all of which were classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $19.8 million, facility abandonment and refurbishment costs of $3.2 million, and approximately $0.2 million of other costs.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2010 for charges incurred in fiscal year 2010 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
	(In thousands)			
Balance as of March 31, 2008	$ 166,254	$ —	$119,439	$ 285,693
Activities during the fiscal year 2009:				
Provisions for charges incurred during the year	108,956	53,233	17,596	179,785
Cash payments for charges incurred in fiscal year 2009	(42,355)	—	(2,646)	(45,001)
Cash payments for charges incurred in fiscal year 2008	(124,736)	—	(64,624)	(189,360)
Cash payments for charges incurred in fiscal year 2007 and prior	(6,906)	—	(6,993)	(13,899)
Non-cash charges incurred during the year	—	(53,233)	(2,518)	(55,751)
Balance as of March 31, 2009	101,213	—	60,254	161,467
Activities during the fiscal year 2010:				
Provisions for charges incurred during the year	41,193	43,112	23,223	107,528
Cash payments for charges incurred in fiscal year 2010	(29,661)	—	(21,021)	(50,682)
Cash payments for charges incurred in fiscal year 2009	(61,926)	—	(3,828)	(65,754)
Cash payments for charges incurred in fiscal year 2008 and prior	(22,603)	—	(17,135)	(39,738)
Non-cash charges incurred during the year	—	(43,112)	(5,464)	(48,576)
Balance as of March 31, 2010	28,216	—	36,029	64,245
Less: Current portion (classified as other current liabilities)	(27,228)	—	(14,805)	(42,033)
Accrued facility closure costs, net of current portion (classified as other liabilities)	$ 988	$ —	$ 21,224	$ 22,212

As of March 31, 2010, accrued costs related to restructuring charges incurred during fiscal year 2010 were approximately $13.7 million, the entire amount of which was classified as current.

As of March 31, 2010 and 2009, accrued restructuring costs for charges incurred during fiscal year 2009 were approximately $13.3 million and $79.0 million, respectively, of which approximately $2.5 million and $4.8 million, respectively, was classified as a long-term obligation. As of March 31, 2010 and 2009, accrued restructuring costs for charges incurred during fiscal years 2008 and prior were approximately $37.3 million and $82.4 million, respectively, of which approximately $19.7 million and $29.0 million, respectively, was classified as a long-term obligation.

As of March 31, 2010 and 2009, assets that were no longer in use and held for sale as a result of restructuring activities totaled approximately $46.9 million and $46.8 million, respectively, representing manufacturing facilities that have been closed as part of the Company's facility consolidations. These assets are recorded at the lesser of carrying value or fair value, which is based on comparable sales from prevailing market data. For assets held for sale, depreciation ceases and an impairment loss is recognized if the carrying amount of the asset exceeds its fair value less cost to sell. Assets held for sale are included in other current assets in the consolidated balance sheets.

Fiscal Year 2009

The Company recognized restructuring charges of approximately $179.8 million during fiscal year 2009 primarily to rationalize the Company's global manufacturing capacity and infrastructure as a result of weak macroeconomic conditions. The global economic crisis and decline in the Company's customers' products across all of the industries it serves, caused the Company's OEM customers to reduce their manufacturing and supply chain outsourcing and had negatively impacted the Company's capacity utilization levels. The Company's restructuring activities were intended to improve the operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities resulted in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $155.1 million of these charges as cost of sales and approximately $24.7 million of these charges as selling, general and administrative expenses during fiscal year 2009.

The components of the restructuring charges during the first and fourth quarters of fiscal year 2009 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 10,540	$ —	$ —	$ 28,878	$ 39,418
Long-lived asset impairment	—	—	—	11,699	11,699
Other exit costs	—	—	—	5,559	5,559
Total restructuring charges	10,540	—	—	46,136	56,676
Asia:					
Severance	12,496	—	—	32,893	45,389
Long-lived asset impairment	121	—	—	40,239	40,360
Other exit costs	775	—	—	10,425	11,200
Total restructuring charges	13,392	—	—	83,557	96,949
Europe:					
Severance	5,283	—	—	18,866	24,149
Long-lived asset impairment	—	—	—	1,174	1,174
Other exit costs	—	—	—	837	837
Total restructuring charges	5,283	—	—	20,877	26,160
Total					
Severance	28,319	—	—	80,637	108,956
Long-lived asset impairment	121	—	—	53,112	53,233
Other exit costs	775	—	—	16,821	17,596
Total restructuring charges	$ 29,215	$ —	$ —	$ 150,570	$ 179,785

During fiscal year 2009, the Company recognized approximately $109.0 million of employee termination costs associated with the involuntary terminations of 14,970 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 7,623, 4,832, and 2,515 for Asia, the Americas and Europe, respectively. Approximately $88.8 million of these charges were classified as a component of cost of sales.

During fiscal year 2009, the Company recognized approximately $53.2 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $51.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2009 also included approximately $17.6 million for other exit costs, of which $14.9 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $12.5 million, and customer disengagement, facility abandonment and refurbishment costs of $5.1 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures.

Fiscal Year 2008

The Company recognized restructuring charges of approximately $447.7 million during fiscal year 2008 primarily resulting from the acquisition of Solectron. These costs were related to restructuring activities which included closing, consolidating and relocating certain manufacturing, design and administrative operations, eliminating redundant assets, and reducing excess workforce and capacity. These actions impacted over 25 different manufacturing and design locations and were initiated in an effort to consolidate and integrate our global capacity and infrastructure so as to optimize the Company's operational efficiencies post-acquisition. The activities associated with these charges involved multiple actions at each location, were completed in multiple steps and were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. The Company classified approximately $408.9 million of these charges as a component of cost of sales during fiscal year 2008. The fiscal 2008 restructuring charge of approximately $447.7 million was net of approximately $52.9 million of customer reimbursements earned in accordance with the various agreements with Nortel. The reimbursements were included as a reduction of cost of sales during fiscal year 2008.


Annual Report

The components of the restructuring charges during the first, third and fourth quarters of fiscal year 2008 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ —	$ 14,405	$ 67,670	$ 82,075
Long-lived asset impairment	—	—	11,802	6,876	18,678
Other exit costs	—	—	17,538	28,189	45,727
Total restructuring charges	—	—	43,745	102,735	146,480
Asia:					
Severance	—	—	23,286	3,701	26,987
Long-lived asset impairment	—	—	71,471	37,702	109,173
Other exit costs	—	—	33,027	9,704	42,731
Total restructuring charges	—	—	127,784	51,107	178,891
Europe:					
Severance	10,674	—	44,137	41,191	96,002
Long-lived asset impairment	—	—	6,796	2,931	9,727
Other exit costs	—	—	23,370	46,142	69,512
Total restructuring charges	10,674	—	74,303	90,264	175,241
Total					
Severance	10,674	—	81,828	112,562	205,064
Long-lived asset impairment	—	—	90,069	47,509	137,578
Other exit costs	—	—	73,935	84,035	157,970
	10,674	—	245,832	244,106	500,612
Less: Customer reimbursement	—	—	—	(52,924)	(52,924)
Total restructuring charges	$ 10,674	$ —	$245,832	$191,182	$447,688

During fiscal year 2008, the Company recognized approximately $205.1 million of employee termination costs associated with the involuntary terminations of 8,932 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 5,588, 1,885,and 1,459 for Asia, the Americas, and Europe, respectively. Approximately $183.5 million of the charges were classified as a component of cost of sales.

During fiscal year 2008, the Company recognized approximately $137.6 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $134.1 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2008 also included approximately $158.0 million for other exit costs, of which $144.2 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $65.7 million, customer disengagement costs of $52.4 million, facility abandonment and refurbishment costs of $39.9 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures.

10. OTHER CHARGES, NET

During fiscal year 2010, the Company recognized impairment charges totaling approximately $199.4 million related to our equity investments and notes receivable. Refer to Note 2, "Summary of Accounting Policies" for further discussion.

During fiscal year 2009, the Company recognized approximately $74.1 million in charges to write-down certain notes receivable from an affiliate to the expected recoverable amount, and $37.5 million in charges for the other-than-temporary impairment of certain of the Company's investments in companies that were experiencing significant financial and liquidity difficulties. Refer to Note 2, "Summary of Accounting Policies" for further discussion. These charges were partially offset by a gain of approximately $22.3 million associated with the partial extinguishment of the Company's 1% Convertible Subordinated Notes due August 1, 2010. Refer to Note 4, "Bank Borrowings and Long-Term Debt" for additional information.

During fiscal year 2008, the Company recognized approximately $61.1 million in other charges related to other-than-temporary impairment and related charges on certain of the Company's investments. Of this amount, approximately $57.6 million was for the impairment loss and other related charges attributable to the Company's divestiture of an equity method investment, which was liquidated in January 2008. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this investment. Refer to Note 2, "Summary of Accounting Policies" for further discussion of this investment.

11. RELATED PARTY TRANSACTIONS

From July 2000 through December 2001, in connection with an investment partnership, one of the Company's subsidiaries made loans to several of its executive officers to fund their contributions to the investment partnership. Each loan was evidenced by a full-recourse promissory note in favor of the Company. Interest rates on the notes ranged from 5.05% to 6.40%. The balance of these loans as of March 31, 2008, was $1.4 million and were paid off in full during fiscal year 2009. There were no other loans outstanding from the Company's executive officers as of March 31, 2010 or 2009.

12. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES

Business and Asset Acquisitions

The business and asset acquisitions described below were accounted for using the purchase method of accounting, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions and expects to complete these allocations within one year of the respective acquisition dates.

Solectron Corporation

On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The acquisition of Solectron broadened the Company's service offering, strengthened its capabilities in the high-end computing, communications and networking infrastructure market segments, increased the scale of its existing operations and diversified the Company's customer and product mix.

The results of Solectron's operations were included in the Company's consolidated financial results beginning on October 1, 2007, the acquisition date.

The Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition. The Company also assumed the Solectron Corporation 2002 Stock Plan, including all options to purchase Solectron common stock with an exercise price equal to or less than $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares, and the Company assumed approximately 7.4 million fully vested and unvested options to acquire the Company's ordinary shares with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share.

Pursuant to the purchase method of accounting, the fair value of each Flextronics ordinary share issued was $11.36, which was based on an average of the Company's closing share prices for the five trading days beginning two trading days before and ending two trading days after September 27, 2007, the date on which the number of the Company's ordinary shares to be issued was known. The fair value of options assumed was estimated using the Black-Scholes option-pricing formula.

As previously discussed, the Company wrote off all of its goodwill during the quarter ended December 31, 2008, which included goodwill related to the acquisition of Solectron. Subsequent to that write-off the Company reduced valuation allowances attributable to deferred tax assets acquired from Solectron. As a result, the Company reduced acquired customer-related intangibles by approximately $23.6 million.

Pro Forma Financial Information (Unaudited)

The following table reflects the pro forma consolidated results of operations for the period presented, as though the acquisition of Solectron had occurred as of the beginning of the period being reported on, after giving effect to certain adjustments primarily related to the amortization of acquired intangibles, stock-based compensation expense, and incremental interest expense, including related income tax effects. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma financial information presented is for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on the date indicated, nor is it indicative of future operating results.

The pro forma consolidated results of operations do not include the effects of:

- synergies, which are expected to result from anticipated operating efficiencies and cost savings, including expected gross margin improvement in future quarters due to scale and leveraging of Flextronics' and Solectron's manufacturing platforms;
- potential losses in gross profit due to revenue attrition resulting from combining the two companies; and
- any costs of restructuring, integration, and retention bonuses associated with the closing of the acquisition.

	Fiscal Year Ended March 31, 2008
	(In thousands, except per share amounts)
Net sales	$33,605,140
Net loss	$ (680,606)
Basic and diluted loss per share	$ (0.82)

Other Acquisitions

During the fiscal year 2010, the Company paid approximately $75.9 million, net of cash acquired, for contingent consideration and deferred purchase price payments related to four acquisitions, and payments for three completed acquisitions. The completed acquisitions were not individually, nor in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses expanded the Company's capabilities in the medical and automotive market segments. The purchase prices for certain historical acquisitions completed prior to fiscal 2010 are subject to adjustments for contingent consideration that generally have not been recorded as part of the purchase price, pending the outcome of the contingency. Contingent considerations and provisional fair value adjustments for acquisitions completed in fiscal year 2010 are subject to change as certain information as of the date of the respective acquisition is evaluated during the measurement period, not to exceed one year subsequent to the acquisition date.

During fiscal year 2009, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's design and manufacturing capabilities for the computing, infrastructure, industrial and consumer digital market segments, and expanded the Company's power supply capabilities. The aggregate cash paid for these acquisitions totaled approximately $199.7 million, net of cash acquired. The Company recorded goodwill of $118.2 million from these acquisitions during fiscal year 2009, including $6.2 million during the fiscal fourth quarter. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The Company recognized a net increase in goodwill of $27.1 million during fiscal year 2009, including $30.1 million during the fiscal fourth quarter, for various contingent purchase price arrangements from certain historical acquisitions. The Company also paid approximately $14.8 million relating to contingent purchase price adjustments from certain historical acquisitions. The purchase price for certain acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

During fiscal year 2008, the Company completed three acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complemented the Company's design and manufacturing capabilities for the computing and automotive market segments, and expanded the Company's capabilities in the medical market segment, including the design, manufacturing and logistics of disposable medical devices, hand held diagnostics, drug delivery devices and imaging, lab and life sciences equipment. The aggregate cash paid for these acquisitions totaled approximately $188.5 million, net of cash acquired. The Company recorded goodwill of $264.7 million from these acquisitions. In addition, the Company paid approximately $17.2 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed.

Pro forma results for the Company's other acquisitions have not been presented as such results would not be materially different from the Company's actual results on either an individual or an aggregate basis.

Divestitures

During the 2008 fiscal year, the Company recognized a gain of approximately $9.7 million in connection with the divesture of certain international entities, which is included in Interest and other expense, net in the Consolidated Statements of Operations. The results for these entities were not significant for any period presented.

13. SHARE REPURCHASE PLAN

In accordance with Share Purchase Mandates approved by the Company's shareholders at the annual general meetings of shareholders, the Company generally is authorized to repurchase up to 10% of its outstanding ordinary shares in the open market, subject to limitations under Singapore laws and covenants under the Company's debt facilities. The Company did not repurchase any shares during fiscal year 2010. During fiscal year 2009, the Company repurchased approximately 29.8 million shares under this plan for an aggregate purchase price of $260.1 million.

14. SEGMENT REPORTING


Annual Report

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2010, the Company operates and internally manages a single operating segment, Electronics Manufacturing Services.

Geographic information is as follows:

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Net sales:			
Asia	$ 11,595,401	$ 15,220,157	$ 15,517,113
Americas	7,831,035	10,315,794	7,688,701
Europe	4,684,297	5,412,624	4,352,321
	$ 24,110,733	$ 30,948,575	$ 27,558,135

	As of March 31,	
	2010	2009
	(In thousands)	
Long-lived assets:		
Asia	$ 1,094,222	$ 1,232,978
Americas	633,525	657,125
Europe	390,829	443,678
	$ 2,118,576	$ 2,333,781

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, India, Indonesia, Japan, Korea, Labuan, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Cayman Islands, Mexico, and the United States; "Europe" includes Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Norway, Poland, Romania, Slovakia, Scotland, South Africa, Sweden, Turkey, Ukraine, and the United Kingdom. During fiscal years 2010 and 2009, there were no revenues attributable to Belgium, Cayman Islands, Korea, Scotland and South Africa, respectively.

During fiscal years 2010, 2009 and 2008, net sales generated from Singapore, the principal country of domicile, were approximately $428.0 million, $444.2 million and $580.3 million, respectively.

As of March 31, 2010 and 2009, long-lived assets held in Singapore were approximately $13.8 million and $36.5 million, respectively.

During fiscal year 2010, China, Mexico, United States, and Malaysia accounted for approximately 33%, 15%, 14%, and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2010. As of March 31, 2010, China and Mexico accounted for approximately 42% and 17%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2010.

During fiscal year 2009, China, United States, Malaysia and Mexico accounted for approximately 32%, 16%, 13% and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2009. As of March 31, 2009, China and Mexico accounted for approximately 43% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2009.

During fiscal year 2008, China, Malaysia and the United States accounted for approximately 35%, 17% and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2008. As of March 31, 2008, China and Mexico accounted for approximately 39% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2008.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data for fiscal years 2010 and 2009. Earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2010				Fiscal Year Ended March 31, 2009			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales	$5,782,679	$5,831,761	$6,556,137	$5,940,156	$8,350,246	$8,862,516	$ 8,153,289	$5,582,524
Gross profit	223,995	299,580	373,052	320,915	456,767	417,461	297,339	108,863
Income (loss) before income taxes	(158,046)	(29,653)	105,281	65,643	129,270	37,130	(6,029,602)	(267,107)
Provision for (benefit from) income taxes	(4,003)	(49,312)	12,411	5,535	10,061	10,059	2,947	(17,858)
Net income (loss)	(154,043)	19,659	92,870	60,108	119,209	27,071	(6,032,549)	(249,249)
Earnings (loss) per share:								
Basic	$ (0.19)	$ 0.02	$ 0.11	$ 0.07	$ 0.14	$ 0.03	$ (7.45)	$ (0.31)
Diluted	$ (0.19)	$ 0.02	$ 0.11	$ 0.07	$ 0.14	$ 0.03	$ (7.45)	$ (0.31)

Fiscal year 2009 amounts have been restated to reflect the adoption of a new accounting standard related to accounting for convertible debt instruments that may be settled for cash upon conversion. The adoption of the new standard affected the accounting for the Company's 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes. Refer to Note 2, "Summary of Accounting Policy — Recent Accounting Pronouncements," of the Notes to Consolidated Financial Statements for further discussion.

The Company recognized a non-cash goodwill impairment charge of approximately $5.9 billion during the third quarter of fiscal year 2009. Refer to Note 2, "Summary of Accounting Policies — Goodwill and Other Intangibles" for further discussion.

The Company incurred restructuring charges during all quarters of fiscal year 2010 and the first and fourth quarters of fiscal year 2009. Refer to Note 9, "Restructuring Charges" for further discussion.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2010. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2010, such disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of March 31, 2010, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that the Company's internal control over financial reporting was adequately designed and operating effectively as of March 31, 2010.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of March 31, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."

(d) Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Flextronics International Ltd.
Singapore

We have audited the internal control over financial reporting of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Company and our report dated May 21, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of a new accounting standard.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
May 21, 2010

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2010 Annual General Meeting of Shareholders. Such information is incorporated by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements.* See Item 8, "Financial Statements and Supplementary Data."

2. *Financial Statement Schedules.* "Schedule II — Valuation and Qualifying Accounts" is included in the financial statements, see Concentration of Credit Risk in Note 2, "Summary of Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

3. *Exhibits.* The following exhibits are filed with this annual report on Form 10-K:

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
2.01	Agreement and Plan of Merger, dated June 4, 2007, between Flextronics International Ltd., Saturn Merger Corp. and Solectron Corporation	8-K	000-23354	06-04-07	2.01	
3.01	Memorandum of Association, as amended	10-K	000-23354	05-29-07	3.01	
3.02	Amended and Restated Articles of Association of Flextronics International Ltd.	8-K	000-23354	10-11-06	3.01	
4.01	U.S. Dollar Indenture dated June 29, 2000 between the Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-14-00	4.1	
4.02	Indenture dated as of August 5, 2003 between Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-11-03	4.01	
4.03	Indenture, dated as of November 17, 2004, between Flextronics International Ltd. and U.S. Bank National Association, as successor trustee.	8-K	000-23354	11-19-04	4.1	
4.04	Amendment to Indenture (relating to the Registrant's 6.25% Senior Subordinated Notes due 2014), dated as of July 14, 2005.	10-Q	000-23354	08-10-05	4.04	
4.05	Supplemental Indenture and Amendment No. 2 to Indenture (relating to the Registrant's 6.25% Senior Subordinated Notes due 2014), dated as of June 19, 2009, by and between the Registrant and U.S. Bank National Association, as successor trustee.	8-K	000-23354	06-22-09	4.2	
4.06	Credit Agreement, dated as of May 9, 2007, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Bank of America, N.A. and The Bank of Nova Scotia, as L/C Issuers, The Bank of Nova Scotia, as Syndication Agent, Bank of China (Hong Kong) Limited, BNP Paribas, Fortis Capital Corp., Keybank National Association, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corp., New York, as Co-Documentation Agents, Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers, and the other Lenders party thereto.	8-K	000-23354	05-15-07	10.01	

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
4.07	Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger, Bookrunner and Syndication Agent and the Lenders from time to time party thereto.	8-K	000-23354	10-05-07	10.1	
4.08	Amendment No. 1 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.01	
4.09	Amendment No. 2 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.02	
10.01	Form of Indemnification Agreement between the Registrant and its Directors and certain officers.†	10-K	000-23354	05-20-09	10.1	
10.02	Form of Indemnification Agreement between Flextronics Corporation and Directors and certain officers of the Registrant.†	10-K	000-23354	05-20-09	10.2	
10.03	Registrant's 1993 Share Option Plan, as amended.†	8-K	000-23354	07-14-09	10.04	
10.04	Registrant's 1997 Interim Stock Plan.†	S-8	333-42255	12-15-97	99.2	
10.05	Registrant's 1998 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.5	
10.06	Registrant's 1999 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.6	
10.07	Flextronics International Ltd. 2001 Equity Incentive Plan, as amended.†	10-Q	000-23354	11-03-09	10.01	
10.08	Registrant's 2002 Interim Incentive Plan, as amended.†	8-K	000-23354	07-14-09	10.02	
10.09	Flextronics International USA, Inc. 401(k) Plan.†	S-1	33-74622	01-31-94	10.52	
10.10	Registrant's 2004 Award Plan for New Employees, as amended.†	8-K	000-23354	07-14-09	10.09	
10.11	Asset Purchase Agreement, dated as of June 29, 2004, by and among the Registrant and Nortel Networks Limited	10-Q	000-23354	08-06-04	10.01	
10.12	Award agreement for Michael McNamara†	8-K	000-23354	07-13-05	10.03	
10.13	Flextronics International USA, Inc. Third Amended and Restated 2005 Senior Management Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.02	

Exhibit No.	Exhibit	Incorporated by Reference Form	File No.	Filing Date	Exhibit No.	Filed Herewith
10.14	Flextronics International USA, Inc. Third Amended and Restated Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.01	
10.15	Summary of Directors' Compensation†	10-Q	000-23354	11-03-09	10.03	
10.16	Solectron Corporation 2002 Stock Plan, as amended.†	10-Q	000-23354	11-03-09	10.02	
10.17	Award Agreement for Carrie L. Schiff under Senior Management Deferred Compensation Plan, dated June 30, 2005†	10-Q	000-23354	08-08-07	10.03	
10.18	Description of Non-Executive Chairman's Compensation†	10-K	000-23354	05-23-08	10.30	
10.19	Award Agreement for Paul Read under Senior Management Deferred Compensation Plan, dated June 30, 2005†	10-Q	000-23354	08-05-08	10.03	
10.20	Award Agreement for Paul Read under Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.03	
10.21	Award Agreement for Michael J. Clarke under Senior Management Deferred Compensation Plan, dated July 31, 2007†	10-K	000-23354	05-20-09	10.23	
10.22	Award Agreement for Sean P. Burke under Senior Management Deferred Compensation Plan, dated November 10, 2006†	10-K	000-23354	05-20-09	10.24	
10.23	Description of Three-Year Cash Incentive Bonus Plan Adopted in Fiscal 2009†	10-Q	000-23354	08-05-08	10.02	
10.24	Description of Annual Incentive Bonus Plan for Fiscal 2010†	10-Q	000-23354	08-04-09	10.01	
10.25	Compensation Arrangements of Executive Officers of Flextronics International Ltd.†	10-K	000-23354	05-20-09	10.29	
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Deloitte & Touche LLP.					X
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
32.02	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
101.INS*	XBRL Instance Document					X
101.SCH*	XBRL Taxonomy Extension Scheme Document					X
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document					X

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document					X

* Furnished herewith

† Management contract, compensatory plan or arrangement.

Annual Report

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flextronics International Ltd.

By: /s/ MICHAEL M. MCNAMARA

Michael M. McNamara
Chief Executive Officer

Date: May 21, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Michael M. McNamara and Paul Read and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL M. MCNAMARA Michael M. McNamara	Chief Executive Officer and Director (Principal Executive Officer)	May 21, 2010
/s/ PAUL READ Paul Read	Chief Financial Officer (Principal Financial Officer)	May 21, 2010
/s/ CHRISTOPHER COLLIER Christopher Collier	Senior Vice President, Finance (Principal Accounting Officer)	May 21, 2010
/s/ H. RAYMOND BINGHAM H. Raymond Bingham	Chairman of the Board	May 21, 2010
/s/ JAMES A. DAVIDSON James A. Davidson	Director	May 21, 2010
/s/ ROBERT L. EDWARDS Robert L. Edwards	Director	May 21, 2010
/s/ DANIEL H. SCHULMAN Daniel H. Schulman	Director	May 21, 2010
/s/ WILLY SHIH, PH.D. Willy Shih, Ph.D.	Director	May 21, 2010
/s/ LIP-BU TAN Lip-Bu Tan	Director	May 21, 2010
/s/ WILLIAM D. WATKINS William D. Watkins	Director	May 21, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
2.01	Agreement and Plan of Merger, dated June 4, 2007, between Flextronics International Ltd., Saturn Merger Corp. and Solectron Corporation	8-K	000-23354	06-04-07	2.01	
3.01	Memorandum of Association, as amended	10-K	000-23354	05-29-07	3.01	
3.02	Amended and Restated Articles of Association of Flextronics International Ltd.	8-K	000-23354	10-11-06	3.01	
4.01	U.S. Dollar Indenture dated June 29, 2000 between the Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-14-00	4.1	
4.02	Indenture dated as of August 5, 2003 between Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-11-03	4.01	
4.03	Indenture, dated as of November 17, 2004, between Flextronics International Ltd. and U.S. Bank National Association, as successor trustee.	8-K	000-23354	11-19-04	4.1	
4.04	Amendment to Indenture (relating to the Registrant's 6.25% Senior Subordinated Notes due 2014), dated as of July 14, 2005.	10-Q	000-23354	08-10-05	4.04	
4.05	Supplemental Indenture and Amendment No. 2 to Indenture (relating to the Registrant's 6.25% Senior Subordinated Notes due 2014), dated as of June 19, 2009, by and between the Registrant and U.S. Bank National Association, as successor trustee	8-K	000-23354	06-22-09	4.2	
4.06	Credit Agreement, dated as of May 9, 2007, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Bank of America, N.A. and The Bank of Nova Scotia, as L/C Issuers, The Bank of Nova Scotia, as Syndication Agent, Bank of China (Hong Kong) Limited, BNP Paribas, Fortis Capital Corp., Keybank National Association, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corp., New York, as Co-Documentation Agents, Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers, and the other Lenders party thereto.	8-K	000-23354	05-15-07	10.01	
4.07	Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger, Bookrunner and Syndication Agent and the Lenders from time to time party thereto.	8-K	000-23354	10-05-07	10.1	

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
4.08	Amendment No. 1 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.01	
4.09	Amendment No. 2 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.02	
10.01	Form of Indemnification Agreement between the Registrant and its Directors and certain officers.†	10-K	000-23354	05-20-09	10.1	
10.02	Form of Indemnification Agreement between Flextronics Corporation and Directors and certain officers of the Registrant.†	10-K	000-23354	05-20-09	10.2	
10.03	Registrant's 1993 Share Option Plan, as amended.†	8-K	000-23354	07-14-09	10.04	
10.04	Registrant's 1997 Interim Stock Plan.†	S-8	333-42255	12-15-97	99.2	
10.05	Registrant's 1998 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.5	
10.06	Registrant's 1999 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.6	
10.07	Flextronics International Ltd. 2001 Equity Incentive Plan, as amended.†	10-Q	000-23354	11-03-09	10.01	
10.08	Registrant's 2002 Interim Incentive Plan, as amended.†	8-K	000-23354	07-14-09	10.02	
10.09	Flextronics International USA, Inc. 401(k) Plan.†	S-1	33-74622	01-31-94	10.52	
10.10	Registrant's 2004 Award Plan for New Employees, as amended.†	8-K	000-23354	07-14-09	10.09	
10.11	Asset Purchase Agreement, dated as of June 29, 2004, by and among the Registrant and Nortel Networks Limited.	10-Q	000-23354	08-06-04	10.01	
10.12	Award agreement for Michael McNamara†	8-K	000-23354	07-13-05	10.03	
10.13	Flextronics International USA, Inc. Third Amended and Restated 2005 Senior Management Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.02	
10.14	Flextronics International USA, Inc. Third Amended and Restated Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.01	
10.15	Summary of Directors' Compensation†	10-Q	000-23354	11-03-09	10.03	
10.16	Solectron Corporation 2002 Stock Plan, as amended.†	10-Q	000-23354	11-03-09	10.02	
10.17	Award Agreement for Carrie L. Schiff under Senior Management Deferred Compensation Plan, dated June 30, 2005†	10-Q	000-23354	08-08-07	10.03	

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
10.18	Description of Non-Executive Chairman's Compensation†	10-K	000-23354	05-23-08	10.30	
10.19	Award Agreement for Paul Read under Senior Management Deferred Compensation Plan, dated June 30, 2005†	10-Q	000-23354	08-05-08	10.03	
10.20	Award Agreement for Paul Read under Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.03	
10.21	Award Agreement for Michael J. Clarke under Senior Management Deferred Compensation Plan, dated July 31, 2007†	10-K	000-23354	05-20-09	10.23	
10.22	Award Agreement for Sean P. Burke under Senior Management Deferred Compensation Plan, dated November 10, 2006†	10-K	000-23354	05-20-09	10.24	
10.23	Description of Three-Year Cash Incentive Bonus Plan Adopted in Fiscal 2009†	10-Q	000-23354	08-05-08	10.02	
10.24	Description of Annual Incentive Bonus Plan for Fiscal 2010†	10-Q	000-23354	08-04-09	10.01	
10.25	Compensation Arrangements of Executive Officers of Flextronics International Ltd.†	10-K	000-23354	05-20-09	10.29	
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Deloitte & Touche LLP.					X
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
32.02	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
101.INS*	XBRL Instance Document					X
101.SCH*	XBRL Taxonomy Extension Scheme Document					X
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document					X

* Furnished herewith

† Management contract, compensatory plan or arrangement.

(This page intentionally left blank)

SINGAPORE STATUTORY FINANCIAL STATEMENTS

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

INDEX

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
Co. Rg. No. 199002645H
REPORT OF THE DIRECTORS
MARCH 31, 2010
(U.S. dollars in thousands unless otherwise designated as Singapore dollars, S$)

The directors present their report together with the audited financial statements of Flextronics International Ltd. (the "Parent") and the consolidated financial statements of Flextronics International Ltd. and subsidiaries (the "Company") for the financial year ended March 31, 2010.

Directors

The directors of Flextronics International Ltd. in office at the date of this report are:

H. Raymond Bingham
James A. Davidson
Robert L. Edwards
Michael M. McNamara
Daniel H. Schulman (Appointed June 18, 2009)
Willy Shih, Ph.D.
Lip-Bu Tan
William D. Watkins (Appointed April 14, 2009)

Arrangements to Enable Directors to Acquire Benefits by Means of the Acquisition of Shares and Debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors of the Parent to acquire benefits by means of the acquisition of shares or debentures in the Parent or any other body corporate except for the options mentioned below.

Directors' Interests in Shares and Debentures

The interest of the directors who held office at the end of the fiscal year ended March 31, 2010 (including those held by their spouses and infant children) in the share capital or debentures of the Parent and related corporations were as follows:

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

	Interest Held	
Ordinary Shares, no Par Value, in Flextronics International Ltd.	As of March 31, 2009	As of March 31, 2010
H. Raymond Bingham(l)	50,987	74,393
James A. Davidson(1)	89,343	102,641
Robert L. Edwards(1)	—	13,298
Michael M. McNamara(2)(3)	820,861	439,470
Willy Shih, Ph.D.(1)	14,124	27,422
Daniel H. Schulman(l)	—	13,298
Lip-Bu Tan(1)	43,509	56,807
William D. Watkins(1)	—	13,298

(1) As of March 31 2010, Mr. Bingham also held an interest in 29,920 contingent share bonus awards and Messrs. Davidson, Edwards, Shih, Schulman, Tan and Watkins each also held interests in 16,622 contingent share bonus awards. The contingent shares bonus awards vest on the date immediately prior to the date of the Parent's 2010 annual general meeting.

(2) On November 3, 2008, Mr. McNamara entered into a variable pre-paid forward contract with a third party relating to up to 808,561 of these ordinary shares. Under this contract, Mr. McNamara received an aggregate of approximately $2.84 million. Upon the maturity of this forward contract, on February 2, 2010, Mr. McNamara settled the contract by delivering 656,391 ordinary shares. The forward contract

provided that at maturity, subject to a cash settlement option, Mr. McNamara was required to deliver a number of ordinary shares equal to (i) 808,561 if the per share trading value of the ordinary shares at settlement was $4.28 or less, (ii) 808,561 multiplied by a fraction, the numerator of which was $4.28 and the denominator of which was the per share trading value at settlement, if the per share trading value at settlement was between $4.28 and $5.57, or (ii) 808,561 multiplied by a fraction, the numerator of which was the sum of $4.28 plus the difference between the per share trading value at settlement and $5.57, and the denominator of which was the per share trading value at settlement, if the per share trading value at settlement was $5.57 or more.

(3) As of March 31, 2009 and 2010, Mr. McNamara also held interests in 1,516,000 and 1,133,333 contingent share bonus awards, respectively, which are not included in the totals above. These share bonus awards comprise ordinary shares of the Parent to be allotted and issued pursuant to the 2001 Equity Incentive Plan and the 2002 Interim Incentive Plan upon satisfaction of the terms and conditions set by the committee administering the plans upon the grant of such contingent share bonus awards.

Options to acquire ordinary shares, no par value, in Flextronics International Ltd.

Name	As of March 31, 2009	As of March 31, 2010	Exercise Price	Exercisable Period
H. Raymond Bingham	25,000	25,000	$11.8200	10.14.05 to 10.14.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	12,500	12,500	$ 7.0800	09.30.08 to 09.30.13
James A. Davidson	20,000	—	$10.0800	08.12.04 to 08.12.09
	12,500	—	$13.5300	09.23.04 to 09.23.09
	25,000	25,000	$12.6200	05.17.05 to 05.17.10
	12,500	12,500	$12.6600	09.20.05 to 09.20.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	12,500	12,500	$ 7.0800	09.30.08 to 09.30.13
Robert L. Edwards	25,000	25,000	$ 5.2800	10.13.08 to 10.13.13
Michael M. McNamara	150,000	150,000	$13.9800	09.21.01 to 09.21.11
	2,000,000	2,000,000	$ 7.9000	07.01.02 to 07.01.12
	600,000	600,000	$ 8.8400	09.03.02 to 09.03.12
	200,000	200,000	$11.5300	08.23.04 to 08.23.14
	3,000,000	3,000,000	$12.3700	05.13.05 to 05.13.15
	700,000	700,000	$11.2300	04.17.06 to 04.17.16
	2,000,000	2,000,000	$10.5900	06.02.08 to 06.02.15
	2,000,000	2,000,000	$10.5900(1)	06.02.08 to 06.02.15
	2,000,000	2,000,000	$ 2.2600	12.05.08 to 12.05.15
	2,000,000	2,000,000	$ 1.9400	03.02.09 to 03.02.16
Daniel H. Schulman	—	25,000	$ 4.2400	06.18.09 to 06.18.14
Willy Shih, Ph.D.	25,000	25,000	$11.0000	01.10.08 to 01.10.13
	12,500	12,500	$ 7.0800	09.30.08 to 09.30.13
Lip-Bu Tan	20,000	—	$10.0800	08.12.04 to 08.12.09
	12,500	—	$13.5300	09.23.04 to 09.23.09
	25,000	25,000	$12.6200	05.17.05 to 05.17.10
	12,500	12,500	$12.6600	09.20.05 to 09.20.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	12,500	12,500	$ 7.0800	09.30.08 to 09.30.13
William D. Watkins	—	25,000	$ 3.3900	04.14.09 to 04.14.14

(1) This option grant to Michael M. McNamara is not exercisable unless it is both vested and the stock price is equal to or greater than $12.50 on the exercise date.

Other than as disclosed above, no other directors of the Parent had an interest in any shares, debentures or share options of the Parent or related corporations either at the beginning or the end of the year as recorded in the register of directors' shareholdings kept by the Parent under section 164 of the Singapore Companies Act Chapter 50.

Directors' Receipt and Entitlement to Contractual Benefits

Other than as disclosed above, since the end of the previous financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, Chapter 50, by reason of a contract made by the Parent or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except for their employment contracts.

Share Option and Award Plans (Schemes)

On July 14, 2009, the Parent launched an exchange offer under which eligible employees had the opportunity to voluntarily exchange their eligible stock options of the Parent's ordinary shares granted under certain of the Parent's equity compensation plans for a lesser amount of replacement stock options granted under one of the Parent's current equity incentive plans with new exercise prices equal to the closing price of the Parent's ordinary shares on the date of exchange (the "Exchange"). The Exchange offer was open to all active U.S. and international employees of the Company, except in those jurisdictions where the local law, administrative burden or similar considerations made participation in the program illegal, inadvisable or impractical, and where exclusion otherwise was consistent with the Company's compensation policies with respect to those jurisdictions. The Exchange offer was not open to the Company's Board of Directors or its executive officers. To be eligible for exchange an option must: (i) have had an exercise price of at least $10.00 per share, (ii) have been outstanding, and (iii) have been granted at least 12 months prior to the commencement date of the Exchange offer. All replacement option grants were subject to a vesting schedule of two, three or four years from the date of grant of the replacement options depending on the remaining vesting period of the option grants surrendered for cancellation in the Exchange. The number of replacement options an eligible employee received in exchange for an eligible option grant was determined by an exchange ratio applicable to that option. Stock options with exercise prices between $10.00 and $11.99 were exchangeable for new options at a rate of 1.5 existing options per new option grant, and stock options with exercise prices of $12.00 or more were exchangeable at a rate of 2.4 existing options per new option grant. Outstanding options covering approximately 29.8 million shares were eligible to participate in the Exchange.

The Exchange was completed on August 11, 2009. Approximately 27.9 million stock options were tendered in the Exchange, and approximately 16.9 million replacement options were granted with an exercise price of $5.57, a weighted average vesting term of 1.58 years, and a contractual life of 7 years. The Exchange was accounted for as a modification of the existing option awards tendered in the Exchange. As a result of the Exchange, the Company will recognize approximately $1.8 million in incremental compensation expense over the expected service period of the replacement grants' vesting terms.

2004 Award Plan (the "2004 Plan")

During the financial year ended March 31, 2010, no options were granted or issued by virtue of the exercise of options under the 2004 Plan. As at March 31, 2010, the number and class of unissued shares under options granted under the 2004 Plan was 700,984 ordinary shares, net of cancellation of options for 4,220,378 ordinary shares during financial year 2010. The cancelled options include 3,213,850 ordinary shares that were tendered in connection with the Parent's option exchange.

During the financial year ended March 31, 2010, share bonus awards for a total of 20,000 ordinary shares in the Parent were granted under the 2004 Plan at a market value equal to the closing price of the Parent's ordinary shares on the date of grant of $5.93, and with an exercise price of $0. 57,560 ordinary shares in the Parent were issued during the financial year by virtue of the vesting of share bonus awards granted under the 2004 Plan. As at March 31, 2010, the number and class of unissued shares under share bonus awards granted under the 2004 Plan was 348,189 ordinary shares, net of cancellation of share bonus awards for 51,366 ordinary shares during financial year 2010.

The expiration dates range from November 2014 to December 2018.

2002 Interim Incentive Plan (the "2002 Plan")

During the financial year ended March 31, 2010, 733,628 ordinary shares in the Parent were granted under the 2002 Plan, all of which were granted in connection with the option exchange. 102,412 ordinary shares in the Parent were issued during the financial year by virtue of the exercise of options granted under the 2002 Plan. As at March 31, 2010, the number and class of unissued shares under options granted under the 2002 Plan was 3,925,604 ordinary shares, net of cancellation of options for 1,884,828 ordinary shares during financial year 2010. The cancelled options include 1,613,932 ordinary shares that were tendered in connection with the Parent's option exchange.

During the financial year ended March 31, 2010, share bonus awards for a total of 178,400 ordinary shares in the Parent were granted under the 2002 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $6.96 to $7.16, a weighted-average grant-date market value of $7.12, and with an exercise price of $0. The 322,293 ordinary shares in the Parent were issued during the financial year by virtue of the vesting of share bonus awards granted under the 2002 Plan. As at March 31, 2010, the number and class of unissued shares under share bonus awards granted under the 2002 Plan was 3,288,325 ordinary shares, net of cancellation of share bonus awards for 250,842 ordinary shares during financial year 2010.

The expiration dates range from July 2012 to March 2019.

2001 Equity Incentive Plan (the "2001 Plan")

During the financial year ended March 31, 2010, options for a total of 14,168,988 ordinary shares in the Parent were granted under the 2001 Plan with an exercise price ranging from $1.94 to $7.16 and a weighted-average exercise price of $5.58. The options granted include 13,775,088 ordinary shares that were granted in connection with the Parent's option exchange.

During the financial year ended March 31, 2010, share bonus awards for a total of 324,829 ordinary shares in the Parent were granted under the 2001 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $4.20 to $7.52, a weighted-average grant-date market value of $7.13, and with an exercise price of $0.

During financial year 2005, the Parent consolidated its 1999 Interim Option Plan (the "1999 Plan"), 1998 Interim Option Plan (the "1998 Plan"), and 1997 Interim Option Plan (the "1997 Plan") into the 2001 Plan. As such, the remaining shares that were available under the 1999 Plan, 1998 Plan and 1997 Plan are available for grant under the 2001 Plan. No additional options will be granted under the 1999 Plan, 1998 Plan and 1997 Plan. Any options outstanding under these plans will remain outstanding until exercised or until they terminate or expire by their terms.

Pursuant to adoption of the 2001 Plan in August 2001, remaining unissued shares under the 1993 Share Option Plan (the "1993 Plan") were made available for issuance under the 2001 Plan, and no additional options will be granted under the 1993 Plan.

During the financial year ended March 31, 2010, a total of 2,230,205 ordinary shares in the Parent were issued by virtue of the exercise of options granted under the 2001 Plan. As at March 31, 2010, the number and class of unissued shares under options granted under the 2001 Plan was 53,597,409 ordinary shares, net of cancellation of options for 23,678,443 ordinary shares during financial year 2010. The cancelled options include 19,543,430 ordinary shares that were tendered in connection with the Parent's option exchange.

During the financial year ended March 31, 2010, a total of 951,504 ordinary shares in the Parent were issued by virtue of the vesting of share bonus awards granted under the 2001 Plan. As at March 31, 2010, the number and class of unissued shares comprised in share bonus awards granted under the 2001 Plan was 5,165,095 ordinary shares, net of cancellation of share bonus awards for 544,960 ordinary shares during financial year 2010.

The expiration dates range from April 2010 to August 2019.

Solectron Corporation 2002 Stock Plan (the "SLR Plan")

In connection with the acquisition of Solectron Corporation, the Parent assumed the Solectron Corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Parent's ordinary shares at the applicable exchange ratio of 0.345. As a result, the Parent assumed 7,355,133 vested and unvested options with exercise prices ranging between $5.45 and $14.41. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Company.

During the financial year ended March 31, 2010, options for a total of 2,834,436 ordinary shares in the Parent were granted under the SLR Plan with an exercise price ranging from $4.20 to $7.16 and a weighted-average exercise price of $5.74. The options granted include 2,358,736 ordinary shares that were granted in connection with the Parent's option exchange. 163,637 ordinary shares in the Parent were issued during the financial year by virtue of the exercise of options granted under the SLR Plan. As at March 31, 2010, the number and class of unissued shares under options granted under the SLR Plan was 4,644,572 ordinary shares, net of cancellation of options for 4,516,407 ordinary shares during financial year 2010. The cancelled options include 3,552,017 ordinary shares that were tendered in connection with the Parent's option exchange.

The expiration dates range from May 2010 to October 2017.

Holders of options granted under the equity compensation plans have no rights to participate, by virtue of such options, in any share issuances of any other company.

Auditors

The auditors, Deloitte & Touche LLP, have expressed their willingness to accept re-appointment.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**	/s/ **MICHAEL M. MCNAMARA**
Director	Director

Singapore
May 21, 2010

Statement of Directors

In the opinion of the directors, the accompanying supplementary financial statements of Flextronics International Ltd. (the "Parent") and consolidated financial statements of Flextronics International Ltd. and subsidiaries (the "Company"), as set out on pages S-54 to S-68 and pages S-10 through S-53, respectively, are drawn up so as to give a true and fair view of the state of affairs of the Parent and of the Company as at March 31, 2010, and of the results, changes in equity and cash flows of the Company for the financial year then ended and at the date of this statement, there are reasonable grounds to believe that the Parent will be able to pay its debts when they fall due.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**	/s/ **MICHAEL M. MCNAMARA**
Director	Director

Singapore
May 21, 2010

Singapore Statutory Financial Statements

Independent Auditors' Report to the Members of Flextronics International Ltd.

We have audited the accompanying Consolidated Financial Statements of Flextronics International Ltd. and its subsidiaries (the "Company") and the Supplementary Financial Statements of Flextronics International Ltd. (the "Parent") which comprise the balance sheets of the Company and the Parent as at March 31, 2010, the profit and loss statement, statement of changes in equity and cash flow statement of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages S-10 to S-68.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of Singapore Companies Act, Cap. 50 (the "Act") and accounting principles generally accepted in the United States of America. This responsibility includes: devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition; and transactions are properly authorized and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheet and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis of Qualified Opinion

The Parent accounted for investments in subsidiaries using the equity method. Under this method, the Parent's investments in subsidiaries are reported as a separate line in the Parent's balance sheet. Accounting principles generally accepted in the United States of America require that these investments be consolidated rather than reported using the equity method.

Qualified Opinion

Except for the foregoing, in our opinion,

(a) the Consolidated Financial Statements of the Company and the balance sheet of the Parent are properly drawn up in accordance with the provisions of the Act and accounting principles generally accepted in the United States of America (the use of which is approved by the Accounting and Corporate Regulatory Authority of Singapore) so as to give a true and fair view of the state of affairs of the Company and of the Parent as at March 31, 2010 and of the results, changes in equity and cash flows of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The accompanying Consolidated Financial Statements of the Company as at March 31, 2010, and for the year then ended, have been audited by Deloitte & Touche LLP, San Jose, California, USA and have been included in the Annual Report for the financial year ended March 31, 2010 filed with the United States Securities and Exchange Commission. Together with the Supplementary Financial Statements of the Parent, these Consolidated Financial Statements have been reproduced for the purpose of filing with the Accounting and Corporate Regulatory Authority of Singapore.

Public Accountants and
Certified Public Accountants

Singapore
May 21, 2010

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2010	2009
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,927,556	$ 1,821,886
Accounts receivable, net of allowance for doubtful accounts of $13,163 and $29,020 as of March 31, 2010 and 2009, respectively	2,438,950	2,316,939
Inventories	2,875,819	2,996,785
Other current assets	747,676	799,396
Total current assets	7,990,001	7,935,006
Property and equipment, net	2,118,576	2,333,781
Goodwill and other intangible assets, net	254,717	291,491
Other assets	279,258	756,662
Total assets	$10,642,552	$11,316,940
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings, current portion of long-term debt and capital lease obligations	$ 266,551	$ 208,403
Accounts payable	4,447,968	4,049,534
Accrued payroll	347,324	336,123
Other current liabilities	1,285,368	1,814,711
Total current liabilities	6,347,211	6,408,771
Long-term debt and capital lease obligations, net of current portion	1,990,258	2,733,680
Other liabilities	320,516	313,321
Commitments and contingencies (Note 7)		
Shareholders' equity		
Ordinary shares, no par value; 843,208,876 and 839,412,939 issued, and 813,429,154 and 809,633,217 outstanding as of March 31, 2010 and 2009, respectively	8,924,769	8,862,008
Treasury stock, at cost; 29,779,722 shares as of March 31, 2010 and 2009	(260,074)	(260,074)
Accumulated deficit	(6,664,723)	(6,683,317)
Accumulated other comprehensive loss	(15,405)	(57,449)
Total shareholders' equity	1,984,567	1,861,168
Total liabilities and shareholders' equity	$10,642,552	$11,316,940

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2010	2009	2008
	(In thousands, except per share amounts)		
Net sales	$24,110,733	$30,948,575	$27,558,135
Cost of sales	22,800,733	29,513,011	25,972,787
Restructuring charges	92,458	155,134	408,945
Gross profit	1,217,542	1,280,430	1,176,403
Selling, general and administrative expenses	767,134	979,060	807,029
Intangible amortization	89,615	135,872	112,317
Goodwill impairment charge	—	5,949,977	—
Restructuring charges	15,070	24,651	38,743
Other charges, net	206,895	89,262	61,078
Interest and other expense, net	155,603	231,917	133,582
Income (loss) before income taxes	(16,775)	(6,130,309)	23,654
Provision for (benefit from) income taxes	(35,369)	5,209	705,037
Net income (loss)	$ 18,594	$ (6,135,518)	$ (681,383)
Earnings (loss) per share:			
Net income (loss):			
Basic	$ 0.02	$ (7.47)	$ (0.95)
Diluted	$ 0.02	$ (7.47)	$ (0.95)
Weighted-average shares used in computing per share amounts:			
Basic	811,677	820,955	720,523
Diluted	821,112	820,955	720,523

Singapore Statutory Financial Statements

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Net income (loss)	$ 18,594	$ (6,135,518)	$ (681,383)
Other comprehensive income:			
Foreign currency translation adjustment	16,409	(32,357)	24,935
Unrealized gain (loss) on derivative instruments, and other income (loss)	25,635	(22,983)	(12,704)
Comprehensive income (loss)	$ 60,638	$ (6,190,858)	$ (669,152)

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares Outstanding	Amount			
			(In thousands)		
BALANCE AT MARCH 31, 2007, as reported	607,545	$5,923,799	$ 267,200	$ (14,340)	$ 6,176,659
Effect of adoption of new accounting standard (See Note 2)	—	252,017	(133,616)	—	118,401
BALANCE AT MARCH 31, 2007, as restated	607,545	6,175,816	133,584	(14,340)	6,295,060
Issuance of ordinary shares for acquisitions	221,802	2,519,670	—	—	2,519,670
Fair value of vested options assumed for acquisition	—	11,282	—	—	11,282
Exercise of stock options	4,291	35,911	—	—	35,911
Issuance of vested shares under share bonus awards	1,565	—	—	—	—
Net loss	—	—	(681,383)	—	(681,383)
Stock-based compensation, net of tax	—	48,061	—	—	48,061
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(12,704)	(12,704)
Foreign currency translation	—	—	—	24,935	24,935
BALANCE AT MARCH 31, 2008	835,203	8,790,740	(547,799)	(2,109)	8,240,832
Repurchase of ordinary shares at cost	(29,780)	(260,074)	—	—	(260,074)
Issuance of ordinary shares for acquisitions	141	270	—	—	270
Exercise of stock options	2,243	13,848	—	—	13,848
Issuance of vested shares under share bonus awards	1,826	—	—	—	—
Net loss	—	—	(6,135,518)	—	(6,135,518)
Stock-based compensation, net of tax	—	57,150	—	—	57,150
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(22,983)	(22,983)
Foreign currency translation	—	—	—	(32,357)	(32,357)
BALANCE AT MARCH 31, 2009	809,633	8,601,934	(6,683,317)	(57,449)	1,861,168
Exercise of stock options	2,497	6,026	—	—	6,026
Issuance of vested shares under share bonus awards	1,299	—	—	—	—
Net income	—	—	18,594	—	18,594
Stock-based compensation, net of tax	—	56,735	—	—	56,735
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	25,635	25,635
Foreign currency translation	—	—	—	16,409	16,409
BALANCE AT MARCH 31, 2010	813,429	$8,664,695	$(6,664,723)	$ (15,405)	$ 1,984,567

Singapore Statutory Financial Statements

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 18,594	$ (6,135,518)	$ (681,383)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other impairment charges	707,530	693,597	712,840
Goodwill impairment charge	—	5,949,977	—
(Gain) loss on debt repurchases	10,437	(22,325)	—
Provision for doubtful accounts	44,066	73,845	1,090
Foreign currency gain on liquidation	—	(6,862)	—
Non-cash interest income and other	26,146	(6,366)	6,819
Stock compensation	56,474	56,914	47,641
Deferred income taxes and other non-cash income taxes	(108,272)	(19,899)	633,850
Gain on divestitures of operations	—	—	(9,733)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(121,194)	1,025,434	(241,959)
Inventories	141,754	1,128,936	205,584
Other current and noncurrent assets	19,189	242,525	(82,506)
Accounts payable	413,053	(1,212,108)	335,356
Other current and noncurrent liabilities	(408,861)	(451,371)	115,234
Net cash provided by operating activities	798,916	1,316,779	1,042,833
Cash flows from investing activities:			
Purchases of property and equipment, net of disposition	(176,463)	(462,079)	(327,547)
Acquisition of businesses, net of cash acquired	(75,901)	(214,496)	(629,182)
Proceeds from divestitures of operations	—	5,269	11,138
Other investments and notes receivable, net	260,188	26,450	10,220
Net cash provided by (used in) investing activities	7,824	(644,856)	(935,371)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	792,856	11,259,472	7,861,739
Repayments of bank borrowings and long-term debt	(1,002,668)	(11,433,848)	(6,935,508)
Payments for early repurchase of long-term debt	(509,486)	(226,199)	—
Payments for repurchases of ordinary shares	—	(260,074)	—
Proceeds from exercise of stock options	6,026	13,848	35,911
Net cash provided by (used in) financing activities	(713,272)	(646,801)	962,142
Effect of exchange rates on cash	12,202	76,816	(64,181)
Net increase in cash and cash equivalents	105,670	101,938	1,005,423
Cash and cash equivalents, beginning of year	1,821,886	1,719,948	714,525
Cash and cash equivalents, end of year	$ 1,927,556	$ 1,821,886	$ 1,719,948

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company's operations have expanded over the years by a combination of internal expansion and acquisitions, including the acquisition of Solectron Corporation ("Solectron") in fiscal year 2008 (see Note 12). The Company is a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor capital equipment, clean technology, aerospace and defense, and white goods; automotive and marine; and medical devices. The Company's strategy is to provide customers with a full range of vertically-integrated global supply chain services through which the Company designs, builds, ships and services a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid printed circuit board and flexible circuit fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, re-manufacturing and maintenance) and multiple component product offerings. Additionally, the Company provides market-specific design and engineering services ranging from contract design services ("CDM"), where the customer purchases services on a time and materials basis, to original product design and manufacturing services, where the customer purchases a product that was designed, developed and manufactured by the Company (commonly referred to as original design manufacturing, or "ODM"). ODM products are then sold by the Company's OEM customers under the OEM's brand names. The Company's CDM and ODM services include user interface and industrial design, mechanical engineering and tooling design, electronic system design and printed circuit board design. The Company also provides after market services such as logistics, repair and warranty services.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's third fiscal quarter ends on December 31, and the fourth fiscal quarter and year ends on March 31 of each year. The first fiscal quarter ended on July 3, 2009, June 27, 2008 and June 29, 2007, respectively and the second fiscal quarter ended on October 2, 2009, September 26, 2008 and September 28, 2007, respectively. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a minority interest for the ownership of the minority owners. As of March 31, 2010 and 2009, minority interest was not material. The associated minority owners' interest in the income or losses of these companies has not been material to the Company's results of operations for fiscal years 2010, 2009 and 2008, and has been classified within Interest and other expense, net, in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; fair values of assets and liabilities obtained in business combinations and the fair values of options granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for fiscal years 2010, 2009 and 2008, and have been classified as a component of interest and other expense, net in the consolidated statement of operations.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for the 2010, 2009 and 2008 fiscal years.

The Company provides services for its customers that range from contract design to original product design to repair services. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services were less than 10% of the Company's total sales in the 2010, 2009 and 2008 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations. During fiscal year 2009, the Company incurred $262.7 million of charges relating to Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise experienced significant financial and liquidity difficulties. Of these charges, the Company classified approximately $189.5 million in cost of sales related to the write-down of inventory and associated contractual obligations and $73.3 million as selling, general and administrative expenses for provisions for doubtful accounts during fiscal year 2009. We do not expect to incur additional charges relating to Nortel or other customers referenced above.

In November 2009, the Company agreed to a settlement with Nortel primarily related to pre-bankruptcy petition claims. As a result, the Company revised its estimates related to the recovery of Nortel accounts receivable, certain retirement and contractual obligations and other claims. In addition, the Company has continued to recover amounts related to previously reserved inventory as a result of continuing business with Nortel post bankruptcy. During fiscal year 2010, the Company recorded a net $2.3 million reduction to the original charge, which included a reduction to cost of sales of $26.3 million and an increase to selling, general and administrative expenses of $24.0 million.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash and cash equivalents, investments, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2010, 2009 and 2008:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
	(In thousands)			
Allowance for doubtful accounts:				
Year ended March 31, 2008	$17,074	$ 1,326	$ (1,668)	$16,732
Year ended March 31, 2009	$16,732	$73,845	$(61,557)	$29,020
Year ended March 31, 2010	$29,020	$44,066	$(59,923)	$13,163

The amount charged to costs and expenses net of deductions/write-offs for the fiscal years ended March 31, 2010 and 2009 includes $42.2 million and $52.6 million, respectively, attributable to Nortel discussed under *Customer Credit Risk* above.

One customer accounted for approximately 10% of the Company's net sales in fiscal 2010. A separate customer accounted for approximately 11% and 16% of the Company's net sales in fiscal years 2009 and 2008, respectively. The Company's ten largest customers accounted for approximately 47%, 50% and 55% of its net sales, in fiscal years 2010, 2009, and 2008, respectively. As of March 31, 2010 and 2009, no single customer accounted for greater than 10% of the Company's total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives at Note 5.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2010	2009
	(In thousands)	
Cash and bank balances	$ 715,146	$1,024,694
Money market funds and time deposits	1,212,410	797,192
	$1,927,556	$1,821,886

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2010	2009
	(In thousands)	
Raw materials	$1,874,244	$1,907,584
Work-in-progress	480,216	524,038
Finished goods	521,359	565,163
	$2,875,819	$2,996,785

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment was comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2010	2009
		(In thousands)	
Machinery and equipment	3-10	$ 2,286,988	$ 2,335,273
Buildings	30	963,460	1,019,454
Leasehold improvements	up to 30	250,373	237,136
Furniture, fixtures, computer equipment and software	3-7	367,206	404,477
Land	—	137,959	150,204
Construction-in-progress	—	145,925	97,565
		4,151,911	4,244,109
Accumulated depreciation and amortization		(2,033,335)	(1,910,328)
Property and equipment, net		$ 2,118,576	$ 2,333,781

Total depreciation expense associated with property and equipment amounted to approximately $375.9 million, $385.5 million and $338.4 million in fiscal years 2010, 2009 and 2008, respectively. Proceeds from the disposition of property and equipment were $58.1 million, $51.9 million and $140.3 million in fiscal years 2010, 2009 and 2008, respectively, and are presented net with purchases of property and equipment within cash flows from investing activities in the consolidated statements of cash flows. Property and equipment excludes assets no longer in use and held for sale as a result of restructuring activities, as discussed in Note 9.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to Note 9, "Restructuring Charges" for a discussion of impairment charges recorded in fiscal years 2010, 2009 and 2008.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the acquisition method of accounting. The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred tax assets are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangibles

Goodwill is tested for impairment on an annual basis, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. The Company has one reporting unit: Electronic Manufacturing Services. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired. The Company completed its annual impairment test during its fourth quarter of fiscal year

2010 and determined that no impairment existed as of the date of the impairment test. The fair value of the reporting unit significantly exceeded the carrying value.

During its third fiscal quarter of 2009, which ended December 31, 2008, the Company concluded that an interim goodwill impairment analysis was required based on the significant decline in the Company's market capitalization during the quarter. This decline in market capitalization was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in the Company's estimated discounted cash flows.

Pursuant to the accounting guidance for goodwill and other intangible assets, the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the Company is compared to its carrying value. In connection with the preparation of interim financial statements for the period ended December 31, 2008, management completed a valuation of the Company, which incorporated existing market-based considerations as well as a discounted cash flow methodology based on current results and projections, and concluded the estimated fair value of the Company was less than its net book value. Accordingly the guidance required a second step to determine the implied fair value of the Company's goodwill, and to compare it to the carrying value of the Company's goodwill. This second step included valuing all of the tangible and intangible assets and liabilities of the Company as if it had been acquired in a business combination, including valuing all of the Company's intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. The result of this assessment indicated that the implied fair value of goodwill as of that date was zero. As a result, the Company recognized a non-cash impairment charge of approximately $5.9 billion during the quarter ended December 31, 2008 to write-off the entire carrying value of its goodwill.

The following table summarizes the activity in the Company's goodwill account during fiscal years 2010 and 2009:

	As of March 31,	
	2010	2009
	(In thousands)	
Balance, beginning of the year	$ 36,776	$ 5,559,351
Additions(1)	17,635	118,240
Impairment	—	(5,949,977)
Purchase accounting adjustments and reclassification to other intangibles(2)	31,646	385,275
Foreign currency translation adjustments	(1,697)	(76,113)
Balance, as of March 31, 2010 and 2009, net of accumulated impairment of $5,949,977, respectively	$ 84,360	$ 36,776

(1) For fiscal years 2010 and 2009, additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

(2) Includes adjustments and reclassifications resulting from management's review and finalization of the valuation of assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition, based on management's estimates. Adjustments and reclassifications during fiscal year 2010 was attributable to purchase accounting adjustments for certain historical acquisitions that were not individually significant to the Company. Adjustments and reclassifications during fiscal year 2009 included approximately $362.5 million attributable to the Company's October 2007 acquisition of Solectron, and other purchase accounting adjustments for certain acquisitions that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets concurrent with its testing of goodwill for impairment for the period ended March 31, 2010 and concluded that such amounts continued to be recoverable.

Intangible assets are comprised of customer-related intangibles, which primarily include contractual agreements and customer relationships; and licenses and other intangibles, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Generally customer-related intangibles are amortized on an accelerated method based on expected cash flows, generally over a period of up to eight years, and licenses and other intangibles generally over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal year 2010, the Company did not have any material additions to intangible assets. During fiscal year 2009, the Company added approximately $71.6 million of intangible assets comprised of approximately $56.8 million related to customer related intangible assets, and approximately $14.8 million related to acquired licenses and other intangibles. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The Company is in the process of determining the fair value of its intangible assets acquired from certain acquisitions made in fiscal 2010. Such valuations will be completed within one year of purchase. Accordingly, these amounts represent preliminary estimates, which are subject to change upon finalization of purchase accounting, and any such change may have a material effect on the Company's results of operations. The components of acquired intangible assets are as follows:

	As of March 31, 2010			As of March 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)			(In thousands)	
Intangible assets:						
Customer-related intangibles	$506,595	$(355,409)	$151,186	$506,449	$(280,046)	$226,403
Licenses and other intangibles	54,792	(35,621)	19,171	54,559	(26,247)	28,312
Total	$561,387	$(391,030)	$170,357	$561,008	$(306,293)	$254,715

Total intangible amortization expense recognized during fiscal years 2010, 2009, and 2008 was $89.6 million, $135.9 million, and $112.3 million, respectively. As of March 31, 2010, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.2 years and 3.2 years for customer-related intangibles, and licenses and other intangibles, respectively. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2011	$ 64,433
2012	42,311
2013	28,786
2014	18,964
2015	9,506
Thereafter	6,357
Total amortization expense	$170,357

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the consolidated statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Additional information is included in Note 5.

Other Assets

The Company has certain equity investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment and makes appropriate reductions in carrying values as required. Fair values of these investments, when required, are estimated using unobservable inputs, primarily discounted cash flow projections.

As of March 31, 2010 and 2009, the Company's equity investments in non-majority owned companies totaled $27.3 million and $120.7 million, respectively, of which $1.9 million and $7.0 million, respectively, were accounted for using the equity method. Notes receivable from these investments were $0 and $352.9 million as of March 31, 2010 and 2009, respectively. The equity in the earnings or losses of the Company's equity method investments were not material to the consolidated results of operations for fiscal years 2010, 2009 and 2008.

In August 2009, the Company sold its entire interest in one of its non-majority owned investments and related note receivable for cash of approximately $252.5 million, net of closing costs. In conjunction with this transaction, the Company recognized an impairment charge of approximately $107.4 million during the first quarter of 2010. During the second quarter fiscal 2010, as a result deterioration in the business prospects, cash flow expectations, and increased liquidity concerns, the Company recognized charges totaling approximately $92.0 million associated with the other-than-temporary impairment of our notes receivable from one affiliate and an equity investment in another affiliate. Total impairment charges related to the Company's equity investments and notes receivable for fiscal year 2010 were approximately $199.4 million and are included in Other charges, net in the Consolidated Statements of Operations. During fiscal year 2009, the Company recognized an approximate $74.1 million impairment charge to write-down notes receivable from an affiliate to its expected recoverable amount, which was included in Other charges, net in the Consolidated Statements of Operations.

In January 2008, the Company liquidated all of its approximately 35% investment in the common stock of an affiliate, which was accounted for under the equity method. The Company decided to sell its investment to the majority holder rather than participate in a new equity round of financing. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this equity investment and recognized an impairment loss of approximately $48.5 million based on the price at which it was sold.

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans. See Note 9 for additional information regarding restructuring charges.

Stock-Based Compensation

Equity Compensation Plans

As of March 31, 2010, the Company grants equity compensation awards from four plans: the 2001 Equity Incentive Plan (the "2001 Plan"), the 2002 Interim Incentive Plan (the "2002 Plan"), the 2004 Award Plan for New Employees (the "2004 Plan") and the Solectron Corporation 2002 Stock Plan, which was assumed by the Company as a result of its acquisition of Solectron. These plans are collectively referred to as the Company's equity compensation plans below.

- The 2001 Plan provides for grants of up to 62.0 million ordinary shares (plus shares available under prior Company plans and assumed plans consolidated into the 2001 Plan). The 2001 Plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors. Options issued to employees under the 2001 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

- The 2002 Plan provides for grants of up to 20.0 million ordinary shares. The 2002 Plan provides for grants of nonqualified stock options and share bonus awards to employees and officers. Options issued under the 2002 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Share bonus awards generally vest in installments over a three to five year period.

- The 2004 Plan provides for grants of up to 10.0 million ordinary shares. The 2004 Plan provides for grants of nonqualified stock options and share bonus awards to new employees. Options issued under the 2004 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Share bonus awards generally vest in installments over a three to five year period.

- In connection with the acquisition of Solectron (see Note 12), the Company assumed the Solectron corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares and the Company assumed approximately 7.4 million vested and unvested options with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Company.

The SLR plan provides for grants of nonqualified stock options to new employees and to legacy Solectron employees who joined the Company in connection with the acquisition. Options issued under the SLR Plan generally vest over four years and generally expire either seven or ten years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Company's ordinary shares on the date of grant.

The Company grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three to five year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense:

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Cost of sales	$ 10,847	$ 9,283	$ 6,850
Selling, general and administrative expenses	45,627	47,631	40,791
Total stock-based compensation expense	$ 56,474	$ 56,914	$ 47,641

As required by the authoritative guidance for stock-based compensation, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual option forfeitures. Total stock-based compensation capitalized as part of inventory during the fiscal years ended March 31, 2010 and 2009 was not material.

As of March 31, 2010, the total compensation cost related to unvested stock options granted to employees under the Company's equity compensation plans, but not yet recognized, was approximately $60.5 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 2.0 years and will be adjusted for estimated forfeitures. As of March 31, 2010, the total unrecognized compensation cost related to unvested share bonus awards granted to employees under the Company's equity compensation plans was approximately $54.4 million. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 1.2 years and will be adjusted for estimated forfeitures. Approximately $27.4 million of the unrecognized compensation cost is related to share bonus awards where vesting is contingent upon meeting both a service requirement and achievement of longer-term goals. As further discussed below, this cost will not be recognized unless it is determined that vesting of these awards is probable.

Cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows pursuant to the authoritative guidance. During fiscal years 2010, 2009 and 2008, the Company did not recognize any excess tax benefits as a financing cash inflow related to its equity compensation plans.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term — The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility — The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

Expected Dividend — The Company has never paid dividends on its ordinary shares and currently does not intend to do so in the near term, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Company's stock options granted to employees for fiscal years 2010, 2009 and 2008, other than those granted in connection with the option exchange in fiscal year 2010 and those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2010	2009	2008
Expected term	4.5 years	4.2 years	4.6 years
Expected volatility	53.8%	51.0%	36.2%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.3%	2.2%	4.2%
Weighted-average fair value	$ 2.75	$ 2.22	$ 4.29

Stock-Based Awards Activity

On July 14, 2009, the Company launched an exchange offer under which eligible employees had the opportunity to voluntarily exchange their eligible outstanding stock options for a lesser amount of replacement stock options with new exercise prices equal to the closing price of the Company's ordinary shares on the date of exchange (the "Exchange"). The Exchange offer was not open to the Company's Board of Directors or its executive officers. To be eligible for exchange an option must: (i) have had an exercise price of at least $10.00 per share, (ii) have been outstanding, and (iii) have been granted at least 12 months prior to the commencement date of the Exchange offer. All replacement option grants were subject to a vesting schedule of two, three or four years from the date of grant of the replacement options depending on the remaining vesting period of the option grants surrendered for cancellation in the Exchange. Stock options with exercise prices between $10.00 and $11.99 were exchangeable for new options at a rate of 1.5 existing options per new option grant, and stock options with exercise prices of $12.00 or more were exchangeable at a rate of 2.4 existing options per new option grant. Outstanding options covering approximately 29.8 million shares were eligible to participate in the Exchange.

The Exchange was completed on August 11, 2009. Approximately 27.9 million stock options were tendered in the Exchange, and approximately 16.9 million replacement options were granted with an exercise price of $5.57, a weighted average vesting term of 1.58 years, and a contractual life of 7 years. The Exchange was accounted for as a modification of the existing option awards tendered in the Exchange. As a result of the Exchange, the Company will recognize approximately $1.8 million in incremental compensation expense over the expected service period of the replacement grants' vesting terms.

The following is a summary of option activity for the Company's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	Fiscal Year Ended March 31,					
	2010		2009		2008	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	81,927,879	$ 9.13	52,541,413	$11.67	51,821,915	$11.63
Granted	869,600	6.17	43,586,251	6.21	5,391,475	11.66
Granted under option exchange program	16,867,452	5.57	—	—	—	—
Assumed in business combination (Note 12)	—	—	—	—	7,355,133	10.68
Exercised	(2,496,254)	6.54	(2,242,639)	6.13	(4,291,426)	8.39
Forfeited	(6,376,879)	9.50	(11,957,146)	10.16	(7,735,684)	12.31
Cancelled under option exchange program	(27,923,229)	11.85	—	—	—	—
Outstanding, end of fiscal year	62,868,569	$ 7.16	81,927,879	$ 9.13	52,541,413	$11.67
Options exercisable, end of fiscal year	24,989,665	$10.71	34,329,956	$12.51	39,931,387	$11.80

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise) under the Company's equity compensation plans was $10.3 million, $6.3 million and $14.5 million during fiscal years 2010, 2009 and 2008, respectively.

Cash received from option exercises under all equity compensation plans was $6.0 million, $13.8 million and $35.9 million for fiscal years 2010, 2009 and 2008, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 – $ 2.26	19,075,550	5.71	$ 2.22	3,129,575	$ 2.20
$ 3.35 – $ 5.75	16,316,384	6.35	5.56	29,612	5.39
$ 5.87 – $ 7.07	1,215,915	3.61	6.01	828,215	5.89
$ 7.08 – $10.60	12,457,294	4.60	9.83	7,330,221	9.54
$10.67 – $11.41	1,593,383	5.81	11.13	1,509,717	11.12
$11.53 – $13.98	8,444,327	4.39	12.44	8,396,609	12.44
$14.34 – $23.19	3,765,716	3.30	17.16	3,765,716	17.16
$ 1.94 – $23.19	62,868,569	5.30	$ 7.16	24,989,665	$10.71
Options vested and expected to vest	61,157,681	5.28	$ 7.23		

As of March 31, 2010, the aggregate intrinsic value for options outstanding, options vested and expected to vest (which includes adjustments for expected forfeitures), and options exercisable were $146.9 million, $140.9 million and $19.4 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2010 for the approximately 37.1 million options that were in-the-money at March 31, 2010. As of March 31, 2010, the weighted average remaining contractual life for options exercisable was 4.3 years.

The following table summarizes the Company's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,					
	2010		2009		2008	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	10,456,905	$10.31	8,866,364	$10.70	4,332,500	$ 8.11
Granted	523,229	7.08	4,364,194	9.30	6,540,197	11.42
Vested	(1,331,357)	8.98	(1,825,252)	9.41	(1,564,733)	6.71
Forfeited	(847,168)	10.40	(948,401)	11.08	(441,600)	10.24
Unvested share bonus awards outstanding, end of fiscal year	8,801,609	$10.31	10,456,905	$10.31	8,866,364	$10.70

Of the unvested share bonus awards granted under the Company's equity compensation plans during fiscal years 2009 and 2008, 1,930,000 and 1,162,500, respectively, were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over a period of three to five years. Due to a change in business outlook, which has been significantly impacted by the macroeconomic decline which began in fiscal 2009, management believes that achievement of these longer-term goals is no longer probable. Accordingly, approximately 2.8 million of these unvested share bonus awards are not expected to vest. As a result, in the fourth quarter of fiscal year 2009, approximately $8.9 million in cumulative compensation expense previously recognized through December 31, 2008 (including $4.7 million recognized in fiscal years 2008 and prior) for share bonus awards with both a service requirement and a performance condition was reversed. Compensation expense will not be recognized for these share bonus awards unless management determines it is again probable these share bonus awards will vest for which a cumulative catch-up of expense would be recorded.

The total intrinsic value of shares vested under the Company's equity compensation plans was $7.0 million, $17.2 million and $17.7 million during fiscal years 2010, 2009 and 2008, respectively, based on the closing price of the Company's ordinary shares on the date vested.

Earnings (Loss) Per Share

Basic earnings per share exclude dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income per share:

	Fiscal Year Ended March 31,		
	2010	2009	2008
	(In thousands, except per share amounts)		
Basic earnings (loss) per share:			
Net income (loss)	$ 18,594	$(6,135,518)	$(681,383)
Shares used in computation:			
Weighted-average ordinary shares outstanding	811,677	820,955	720,523
Basic earnings (loss) per share	$ 0.02	$ (7.47)	$ (0.95)
Diluted earnings (loss) per share:			
Net income (loss)	$ 18,594	$(6,135,518)	$(681,383)
Shares used in computation:			
Weighted-average ordinary shares outstanding	811,677	820,955	720,523
Weighted-average ordinary share equivalents from stock options and awards(1)	9,435	—	—
Weighted-average ordinary share equivalents from convertible notes(2)	—	—	—
Weighted-average ordinary shares and ordinary share equivalents outstanding	821,112	820,955	720,523
Diluted earnings (loss) per share	$ 0.02	$ (7.47)	$ (0.95)

(1) As a result of the Company's net loss, ordinary share equivalents from approximately 1.6 million and 5.7 million options and share bonus awards were excluded from the calculation of diluted earnings (loss) per share during the twelve-month period ended March 31, 2009 and 2008, respectively. Additionally, ordinary share equivalents from stock options to purchase approximately 38.1 million, 61.5 million and 39.4 million shares during fiscal years 2010, 2009 and 2008, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods.

(2) On July 31, 2009, the principal amount of the Company's Zero Coupon Convertible Junior Subordinated Notes was settled in cash upon maturity. These notes carried conversion provisions to issue shares to settle any conversion spread (excess of the conversion value over the conversion price) in stock. The conversion price was $10.50 per share. On the maturity date the Company's stock price was less than the conversion price, and therefore no shares were issued.

During December 2008, the Company purchased an aggregate principal amount of $260.0 million of its outstanding 1% Convertible Subordinated Notes, which resulted in a reduction of the ordinary share equivalents into which such notes were convertible from approximately 32.2 million to approximately 15.5 million. As the Company has the positive intent and ability to settle the principal amount of these notes in cash, all ordinary share equivalents related to the principal portion of the Notes are excluded from the computation of diluted earnings per share for fiscal 2010, 2009 and 2008. The Company intends to settle any conversion spread (excess of the conversion value over conversion price) in stock. The conversion price is $15.525 per share (subject to certain adjustments). During fiscal years 2010, 2009 and 2008, the conversion obligation was less than the principal portion of these notes and accordingly, no additional shares were included as ordinary share equivalents.

Recent Accounting Pronouncements

In June 2009, a new accounting standard was issued which amends the consolidation guidance applicable to variable interest entities ("VIEs"), the approach for determining the primary beneficiary of a VIE, and disclosure requirements of a company's involvement with VIEs. This standard is effective for fiscal years beginning after November 15, 2009 and is required to be adopted by the Company in the first quarter of fiscal year 2011. The adoption of this standard is not expected to have any impact on the Company's consolidated statement of operations. Upon adoption, sales of accounts receivable in the Global Asset Backed Securitization program will be to a VIE in which the Company is the primary beneficiary. As a result, the Company will consolidate this VIE and the accounts receivable sold to it will remain on the Company's balance sheet. Cash received from the program will be accounted for as a borrowing on the Company's balance sheet and as a financing activity in the statement of cash flows. The North America Asset Backed Securitization program was amended such that sales of accounts receivable from this program will be to a VIE in which a third party financial institution is the primary beneficiary of the VIE and, as a result, the accounts receivable sold to the VIE will continue to be removed from the Company's Consolidated Balance Sheets. Accounts receivable sold and the Company's participation in the VIE will be reported as operating activities in the Consolidated Statements of Cash Flows (see Note 6).

In June 2009, a new accounting standard was issued which removes the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. This guidance is effective for fiscal years beginning after November 15, 2009 and is required to be adopted by the Company in the first quarter of fiscal year 2011. The adoption of this standard is not expected to have any impact on the Company's consolidated statement of operations. Upon adoption, accounts receivable sold in the Global Asset Backed Securitization program, as currently structured, will be consolidated by the Company and will remain on its balance sheet ($217.1 million at March 31, 2010, net of the Company's participation interests which are already recorded in other current assets). Cash received from the program will be treated as a bank borrowing on the Company's balance sheet and as a financing activity in the statement of cash flows. The Company is currently investigating alternative structures to amend or replace the Global Asset Backed Securitization program such that sales of accounts receivable under the amended program will continue to be removed from the Consolidated Balance Sheet. The North America Asset Backed Securitization program and the accounts receivable factoring program were amended such that sales of accounts receivable from these programs will continue to be removed from the Consolidated Balance Sheets. Accounts receivable sold will be reported as cash provided by operating activities in the Consolidated Statements of Cash Flows (see Note 6).

In December 2007, the FASB issued a new accounting standard related to non-controlling interests of subsidiaries in Consolidated Financial Statements. The new guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The standard was effective for fiscal years beginning after December 15, 2008, and was required to be adopted by the Company in the first quarter of fiscal year 2010. The Company's minority interests, and associated minority owners' interest in the income or losses of the related companies has not been material to its results of operations for fiscal years 2010, 2009 and 2008. Accordingly, the adoption of the new accounting guidance did not have a material impact on the Company's reported consolidated results of operations, financial condition and cash flows.

In September 2006, the FASB issued a new accounting standard related to the accounting of fair value measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. The FASB provided for a one-year deferral of the new guidance for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis and is required to be applied prospectively, to fiscal years beginning after November 15, 2008. The Company's adoption of the new accounting guidance related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis during fiscal year 2010 did not materially impact the Company's consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued a new accounting standard related to assets acquired and liabilities assumed in business combinations. The new accounting guidance established principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The guidance also established disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. This standard was effective for fiscal years that begin after December 15, 2008, and was required to be applied prospectively for all business combinations entered into after the date of adoption, which was April 1, 2009 for the Company. The Company's adoption of the new accounting guidance did not have a material impact on its reported consolidated results of operations, financial condition and cash flows. Application of this standard to future acquisitions will result in the recognition of certain expenditures including transaction costs and costs related to exit activities to be treated as period expenses rather than as a component of the purchase price consideration. In addition, contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recognized in earnings. Also included in the new accounting guidance was an amendment to the accounting for post acquisition adjustments to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as an adjustment to the provision for, or benefit from, income taxes. These requirements did not have a material impact on our fiscal 2010 results of operations.

In May 2008, the FASB issued a new accounting standard related to accounting for convertible debt instruments which requires that issuers of convertible debt instruments that may be settled in cash upon conversion separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when the interest cost is recognized in subsequent periods. The standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and was required to be adopted by the Company beginning April 1, 2009. The standard required the Company to record the change in accounting principle retrospectively to all periods presented.

The adoption of the new standard affected the accounting for the Company's 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes (collectively referred to as the "Convertible Notes") by requiring the initial proceeds from their sale to be allocated between a liability component and an equity component in a manner that results in interest expense on the debt component at the Company's nonconvertible debt borrowing rate on the date of issuance.

The standard required the Company to record the change in accounting principle retrospectively to all periods presented, which included cumulative effect adjustments as of March 31, 2009 to the opening balance of Accumulated deficit of approximately $225.0 million, an approximate $27.6 million reduction in the carrying value of the Convertible Notes, an increase in the recorded value of Ordinary shares of approximately $252.0 million, which represents the carrying amount of the equity component, and a reduction to deferred financing costs of approximately $525,000, which is included in Other assets. The adjustment to Accumulated deficit represented imputed interest for the period from issuance of each convertible note to March 31, 2009, and a $5.8 million reduction in the gain recognized in the third quarter of fiscal year 2009, for the partial extinguishment of the 1% Convertible Subordinated Notes. Coupon interest expense and discount amortization related to the original issuance costs were immaterial for all periods presented.

The estimated fair value of the initial debt components of the Company's 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes were $310.9 million and $111.3 million, respectively, based on the present value of the contractual cash flows discounted at an appropriate comparable market nonconvertible debt borrowing rate at the date of issuance. The Company is amortizing the discounts using the effective interest method over the period the debt is expected to remain outstanding as additional interest expense. The amortization of the discount resulted in effective interest rates of 8.21% for the 1% Convertible Subordinated Notes and 9.23% for the Zero Coupon Convertible Junior Subordinated Notes. The adoption of the new standard had no impact on the Company's consolidated cash flows. Below is a summary of the financial statement effects of implementing the new standard:

	1% Convertible Subordinated Notes		Zero Coupon Convertible Junior Subordinated Notes	
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
	(In thousands)			
Balance Sheet:				
Previous carrying value — principal amount of Notes	$239,993	$239,993	$ —	$195,000
Unamortized discount	(5,753)	(21,602)	—	(5,955)
Net carrying amount of Notes	$234,240	$218,391	$ —	$189,045

	Twelve-Month Periods Ended March 31,			Twelve-Month Periods Ended March 31,		
	2010	2009	2008	2010	2009	2008
	(In thousands)					
Income Statement:						
Amortization of discount net of adjustments to deferred financing costs	$15,440	$27,173	$27,258	$5,976	$16,375	$14,755
Gain on repurchase of 1% Convertible Subordinated Notes	—	5,823	—	—	—	—
Total	$15,440	$32,996	$27,258	$5,976	$16,375	$14,755

As a result of the new standard, basic and diluted net income per share decreased by $0.03 for the twelve-month period ended March 31, 2010. Basic and diluted net income per share decreased by $0.06 for the periods ended March 31, 2009 and 2008, respectively.

3. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2010	2009	2008
	(In thousands)		
Net cash paid (received) for:			
Interest	$126,327	$178,641	$ 126,975
Income taxes	$ 89,973	$ (56,315)	$ 59,553
Non-cash investing and financing activities:			
Issuance of ordinary shares for acquisition of businesses	$ —	$ 270	$2,519,670
Fair value of vested options assumed in acquisition of business	$ —	$ —	$ 11,282

4. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	As of March 31,	
	2010	2009
	(In thousands)	
0.00% convertible junior subordinated notes due July 2009	$ —	$ 189,045
1.00% convertible subordinated notes due August 2010	234,240	218,391
6.50% senior subordinated notes due May 2013	—	399,622
6.25% senior subordinated notes due November 2014	302,172	402,090
Term Loan Agreement, including current portion, due in installments through October 2014	1,691,775	1,709,116
Other	26,643	23,270
	2,254,830	2,941,534
Current portion	(265,954)	(207,991)
Non-current portion	$1,988,876	$2,733,543

Maturities for the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2011	$ 265,954
2012	16,752
2013	489,702
2014	11,688
2015	1,458,574
Thereafter	12,160
Total	$2,254,830

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Company entered into a five-year $2.0 billion credit facility that expires in May 2012. As of March 31, 2010 and 2009, there were no borrowings outstanding under the credit facility. Borrowings under the credit facility bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. The Company is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Company's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Company is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Company's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The credit facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2010, the Company was in compliance with the covenants under the credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $254.9 million in the aggregate, under which there were approximately $6.7 million and $1.9 million of borrowings outstanding as of March 31, 2010 and 2009, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter — bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2011. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

Zero Coupon Convertible Junior Subordinated Notes

On July 31, 2009, the Company paid $195.0 million to redeem the Zero Coupon Convertible Junior Subordinated Notes upon maturity. The Notes carried conversion provisions to issue shares to settle any conversion spread (excess of conversion value over the conversion price of $10.50 per share). On the maturity date, the Company's stock price was less than the conversion price, and therefore no shares were issued.

1% Convertible Subordinated Notes

The 1% Convertible Subordinated Notes are due in August 2010 and are convertible at any time prior to maturity into ordinary shares of the Company at a conversion price of $15.525 (subject to certain adjustments). During December 2008, the Company paid approximately $226.2 million to purchase an aggregate principal amount of $260.0 million of these notes under a modified Dutch auction procedure. The Company recognized a gain of approximately $22.3 million (as adjusted for the retroactive adoption of the accounting for convertible debt described in Note 2) during the fiscal year ended March 31, 2009 associated with the partial extinguishment of the Notes net of approximately $5.7 million for estimated transaction costs and the write-off of related debt issuance costs, which is recorded in Other charges, net in the Consolidated Statements of Operations. The gain was reduced by $5.8 million in connection with the retroactive adoption of a new accounting standard effective April 1, 2009. As of March 31, 2010, the $234.2 million net principal amount of these Notes was classified as current liabilities and included in "Bank borrowings, current portion of long-term debt and capital lease obligations" in the Consolidated Balance Sheet.

6.5% Senior Subordinated Notes

On March 19, 2010, the Company paid approximately $306.3 million to redeem the aggregate principal balance of $299.8 million of these notes at a redemption price of 102.167% of the principal amount. The Company recognized a loss associated with the early redemption of the notes of approximately $10.5 million during the fiscal year ended March 31, 2010, consisting of the redemption price premium of approximately $6.5 million, and approximately $4.0 million for transaction costs and the write-off of unamortized debt costs. The loss is recorded in Other charges, net in the Consolidated Statements of Operations.

During June 2009, the Company paid approximately $101.8 million to purchase an aggregate principal amount of $99.8 million of these Notes in a cash tender offer. The cash paid included $2.3 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and were being recognized as a component of interest expense over the remaining life of the Notes until the redemption noted above. The Company recognized a $2.3 million loss during fiscal year 2010 associated with the partial extinguishment of the Notes, which included approximately $2.6 million for transaction costs and the write-down of related debt issuance costs. In conjunction with the tender offer, the Company obtained consents to certain amendments to the restricted payments covenants and certain related definitions in the indenture under which the Notes were issued. The amendments permitted the Company greater flexibility to purchase or make other payments in respect of its equity securities and debt that was subordinated to the Notes and to make certain other restricted payments under the indenture.

6.25% Senior Subordinated Notes

The Company may redeem its 6.25% Senior Subordinated Notes that are due on November 15, 2014, in whole or in part at redemption prices of 102.083% and 101.042% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on November 15 of the years 2010 and 2011, respectively, and at a redemption price of 100% of the principal amount thereof on and after November 15, 2012, in each case, plus any accrued and unpaid interest to the redemption date.

During June 2009, the Company paid approximately $101.3 million to purchase an aggregate principal amount of $99.9 million of these Notes in a cash tender offer. The cash paid included $6.5 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and are being recognized as a component of interest expense over the remaining life of the Notes. The Company recognized a $2.3 million gain during fiscal year 2010 associated with the partial extinguishment of the Notes, net of approximately $2.7 million for transaction costs and the write-down of related debt issuance costs. In conjunction with the tender offer, the Company obtained consents to certain amendments to the restricted payments covenants and certain related definitions in the indenture under which the Notes were issued. The amendments permit the Company greater flexibility to purchase or make other payments in respect of its equity securities and debt that is subordinated to the Notes and to make certain other restricted payments under the indenture.

The indenture governing the Company's outstanding 6.25% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2010, the Company was in compliance with the covenants under this indenture.

Term Loan Agreement

In connection with the Company's acquisition of Solectron Corporation, the Company entered into a $1.759 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for certain of Solectron's notes in connection with the acquisition, and to pay any related fees and expenses including acquisition related costs.

On October 1, 2007, the Company borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. On October 15, 2007, the Company borrowed an additional $175.0 million to fund its repurchase and redemption of certain Solectron Notes. On February 29, 2008, the Company borrowed the remaining $450.0 million available under the Term Loan Agreement to fund its repurchase of additional Solectron notes. The maturity date of these loans is seven years from the date of the Term Loan Agreement. These loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Company may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. Borrowings under the Term Loan Agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2010, the Company was in compliance with the financial covenants under the Term Loan Agreement.

As of March 31, 2010, the Company had approximately $1.7 billion of borrowings outstanding under the Term Loan Agreement, of which the floating interest payments on $847.0 million has been swapped for fixed interest payments with remaining terms ranging from one to ten months (see Note 5).

Fair Values

As of March 31, 2010, the approximate fair values of the Company's 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under its Term Loan Agreement were 101.0%, 99.18% and 95.58% of the face values of the debt obligations, respectively, based on broker trading prices.

Interest Expense

For the fiscal years ended March 31, 2010, 2009 and 2008, the Company recognized total interest expense of $158.1 million, $245.5 million and $227.4 million (including $21.4 million, $43.5 million, and $42.0 million for the retrospective application of the new accounting standard discussed above), respectively, on its debt obligations outstanding during the period.

5. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Company's cash equivalents are comprised of cash and bank deposits and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio or $10.0 million in any single issuer.

Foreign Currency Contracts

The Company transacts business in various foreign countries and is therefore, exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against volatility in the value of non-functional currency denominated monetary assets and liabilities, and of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a fully hedged position for certain transaction exposures, which are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Company's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution was not material.

As of March 31, 2010, the aggregate notional amount of the Company's outstanding foreign currency forward and swap contracts was $2.1 billion as summarized below:

Currency	Buy/Sell	Foreign Currency Amount	Notional Contract Value in USD
		(In thousands)	
Cash Flow Hedges			
CNY	Buy	1,214,718	$ 177,960
EUR	Buy	21,329	28,745
EUR	Sell	9,127	13,500
HUF	Buy	10,166,200	51,519
MXN	Buy	1,513,000	121,769
Other	Buy	N/A	51,792
			445,285
Other Forward/Swap Contracts			
BRL	Buy	72,200	40,245
BRL	Sell	142,100	79,208
CAD	Buy	49,384	48,321
CAD	Sell	105,773	103,311
CNY	Buy	569,937	83,500
EUR	Buy	51,549	69,596
EUR	Sell	266,673	359,934
GBP	Buy	68,444	103,327
GBP	Sell	92,117	138,941
JPY	Buy	3,978,221	43,087
MXN	Buy	652,000	52,474
MYR	Buy	210,944	64,487
SEK	Buy	1,777,481	245,512
SGD	Buy	69,394	49,649
Other	Buy	N/A	54,871
Other	Sell	N/A	119,327
			1,655,790
Total Notional Contract Value in USD			$2,101,075

As of March 31, 2009, the Company had foreign currency forward and swap contracts with notional values totaling $1.7 billion, of which $120.2 million had been designated as cash flow hedges.

As of March 31, 2010 and 2009, the fair value of the Company's short-term foreign currency contracts was not material and included in other current assets or other current liabilities, as applicable, in the consolidated balance sheet. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in a non-functional currency and are not accounted for as hedges under the accounting standards. Accordingly, changes in fair value of these instruments are recognized in earnings during the period of change as a component of interest and other expense, net in the consolidated statement of operations. As of March 31, 2010 and 2009, the Company also has included net deferred gains and losses, respectively, in other comprehensive income, a component of shareholders' equity in the consolidated balance sheet, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges. These deferred gains and losses were not material, and the deferred losses as of March 31, 2010 are expected to be recognized as a component of cost of sales in the consolidated statement of operations primarily over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented and are included as a component of interest and other expense, net in the consolidated statement of operations.

Interest Rate Swap Agreements

The Company is also exposed to variability in cash flows associated with changes in short-term interest rates primarily on borrowings under its revolving credit facility and Term Loan Agreement. During fiscal years 2009 and 2008, the Company entered into interest rate swap agreements to mitigate the exposure to interest rate risk resulting from unfavorable changes in interest rates resulting from the Term Loan Agreement, as summarized below:

Notional Amount (In millions)	Fixed Interest Rate Payable	Interest Payment Received	Term	Expiration Date
Fiscal 2009 Contracts:				
$100.0	1.94%	1-Month Libor	12 month	January 2010
$100.0	2.45%	3-Month Libor	12 month	January 2010
$100.0	1.00%	1-Month Libor	12 month	March 2010
$100.0	1.00%	1-Month Libor	12 month	April 2010
Fiscal 2008 Contracts:				
$250.0	3.61%	1-Month Libor	34 months	October 2010
$250.0	3.61%	1-Month Libor	34 months	October 2010
$175.0	3.60%	3-Month Libor	36 months	January 2011
$72.0	3.57%	3-Month Libor	36 months	January 2011
$1,147.0				

During March 2009, the Company amended its two $250.0 million swaps expiring in October 2010 and one of its $100.0 million swaps, which expired January 2010, from three-month to one-month Libor and reduced the fixed interest payments from 3.89% to 3.61% and from 2.42% to 1.94%, respectively.

These contracts provided for the receipt of interest payments at rates equal to the terms of the various tranches of the underlying borrowings outstanding under the Term Loan Arrangement (excluding the applicable margin), other than the two $250.0 million swaps, expiring October 2010, and the $100.0 million swaps that expired during January 2010 and March 2010, respectively. These swaps provided for the receipt of interest at one-month Libor while the underlying borrowings were based on three-month Libor.

All of the Company's interest rate swap agreements were accounted for as cash flow hedges, and no portion of the swaps were considered ineffective. For fiscal years 2010, 2009 and 2008 the net amount recorded as interest expense from these swaps was not material. As of March 31, 2010 and 2009, the fair value of the Company's interest rate swaps were not material and were included in other current liabilities in the consolidated balance sheet, with a corresponding decrease in other comprehensive income. The deferred losses included in other comprehensive income will effectively be released through earnings as the Company makes fixed, and receives variable, payments over the remaining term of the swaps through January 2011.

In January 2010, two swaps totaling $200.0 million with a weighted average interest rate of 2.195% expired, and in March 2010, a $100.0 million swap, with an interest rate of 1%, expired. As of March 31, 2010, the Company had an aggregate amount of $847.0 million in swaps outstanding with a weighted average fixed interest rate of 3.30%.

6. TRADE RECEIVABLES SECURITIZATION

The Company continuously sells designated pools of trade receivables under two asset backed securitization programs and an accounts receivable factoring program.

Global Asset-Backed Securitization Agreement

The Company continuously sells a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to two commercial paper conduits, administered by an unaffiliated financial institution. In addition to these commercial paper conduits, the Company participates in the securitization agreement as an investor in the conduit. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable.

The Company services, administers and collects the receivables on behalf of the entity and receives a servicing fee of 1.00% of serviced receivables per annum. Servicing fees recognized during the fiscal years ended March 31, 2010, 2009 and 2008 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized.

During October 2009, the securitization agreement was amended such that the maximum investment limit of these commercial paper conduits was $500.0 million. Additionally, the Company pays annual facility and commitment fees totaling 1.5% per annum under the facility to the extent funded through the issuance of commercial paper.

The third-party special purpose entity was a qualifying special purpose entity, and accordingly, the Company did not consolidate this entity. As of March 31, 2010 and 2009, approximately $352.5 million and $422.0 million of the Company's accounts receivable, respectively, had been sold to this third-party qualified special purpose entity. The amounts represent the face amount of the total outstanding trade receivables on all designated customer accounts on those dates. For the years ended March 31, 2010 and 2009, the Company sold approximately $5.7 billion and $6.0 billion, respectively, to the third party special purpose entity. The accounts receivable balances that were sold under this agreement were removed from the Consolidated Balance Sheets and the amounts received are included as cash provided by operating activities in the Consolidated Statements of Cash Flows. The Company had a recourse obligation that was limited to the deferred purchase price receivable, which approximated 5% of the total sold receivables, and its own investment participation, the total of which was approximately $135.4 million and $123.8 million as of March 31, 2010 and 2009, respectively, and each was recorded in Other current assets in the Consolidated Balance Sheets as of March 31, 2010 and 2009. The amount of the Company's own investment participation varied depending on certain criteria, mainly the collection performance on the sold receivables and the Company's financing requirements. As the recoverability of the trade receivables underlying the Company's own investment participation was determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts prior to sale into the third party qualified special purpose entity, the fair value of the Company's own investment participation reflected the estimated recoverability of the underlying trade receivables. The Company received net cash proceeds of approximately $217.1 million and $298.1 million from the commercial paper conduits for the sale of these receivables as of March 31, 2010 and 2009, respectively. The difference between the amount sold to the commercial paper conduits (net of the Company's investment participation) and net cash proceeds received from the commercial paper conduits was recognized as a loss on sale of the receivables and recorded in Interest and other expense, net in the Consolidated Statements of Operations.

Effective April 1, 2010, the adoption of a new accounting standard will eliminate the concept of a qualifying special purpose entity and will create more stringent conditions for reporting the transfer of a financial asset as a sale. In addition, effective April 1, 2010, the adoption of a new accounting standard will amend consolidation guidance for determining the primary beneficiary of a variable interest entity. Under this new standard the Company will be deemed the primary beneficiary of this special purpose entity and will be required to consolidate the special purpose entity. As a result, accounts receivable sold under this program will remain on the Company's balance sheet, as currently structured, and cash received from the program will be accounted for as a borrowing on the Company's balance sheet and as a financing activity in the statement of cash flows.

North American Asset-Backed Securitization Agreement

The Company continuously sells a designated pool of trade receivables to an affiliated special purpose vehicle, which in turn sells such receivables to an agent on behalf of two commercial paper conduits administered by unaffiliated financial institutions. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity and receives a servicing fee of 0.50% per annum on the outstanding balance of the serviced receivables. Servicing fees recognized during the fiscal year ended March 31, 2010 and 2009 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates that the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized. The Company, by design of the transaction, absorbed the majority of expected losses from transfers of trade receivables into the special purpose vehicle and, as such, was deemed the primary beneficiary of this entity. Accordingly, the Company consolidated the special purpose vehicle.

The maximum investment limit of the two commercial paper conduits is $300.0 million. During September 2009, the securitization agreement was amended such that the Company paid commitment fees of 0.80% per annum on the aggregate amount of the liquidity commitments of the financial institutions under the facility (which approximates the maximum investment limit) and an additional program fee of 0.70% on the aggregate amounts invested under the facility by the conduits to the extent funded through the issuance of commercial paper.

As of March 31, 2010 and 2009, the Company transferred approximately $356.9 million and $448.7 million, respectively, into the special purpose vehicle. The Company sold approximately $200.7 million and $173.8 million of accounts receivable to the two commercial paper conduits as of March 31, 2010 and 2009, respectively, and received approximately $200.0 million and $173.1 million, respectively, in net cash proceeds from the sales. For the years ended March 31, 2010 and 2009, the Company received approximately $1.6 billion and $1.7 billion, respectively, in net cash proceeds from the sale. The accounts receivable balances that were sold to the two commercial paper conduits under this agreement were removed from the Consolidated Balance Sheets and were reflected as cash provided by operating activities in the Consolidated Statements of Cash Flows, and the difference between the amount sold and net cash proceeds received was recognized as a loss on sale of the receivables, and was recorded in Interest and other expense, net in the Consolidated Statements of Operations. The remaining trade receivables transferred into the special purpose vehicle and not sold to the two commercial paper conduits comprised the primary assets of that entity, and were included in trade accounts receivable, net in the Consolidated Balance Sheets of the Company. The recoverability of these trade receivables, both those included in the Consolidated Balance Sheets and those sold but uncollected by the commercial paper conduits, were determined in conjunction with the Company's accounting policies for determining provisions for doubtful accounts. Although the special purpose vehicle was fully consolidated by the Company, it was a separate corporate entity and its assets were available first to satisfy the claims of its creditors.

Effective April 2010, the securitization agreement was amended to provide for the sale by the special purpose vehicle of 100% of the receivables instead of a sale of an undivided ownership interest in such receivables. A portion of the purchase price for the receivables will be paid by the two commercial paper conduits in cash and the balance in the form of a deferred purchase price receivable. The amount of the Company's deferred purchase price receivable will vary primarily depending on the financing requirements of the Company and the performance of the receivables sold. The accounts receivable balances sold under this agreement will be removed from the Consolidated Balance Sheets and be reported as cash provided by operating activities in the Consolidated Statements of Cash Flows. The deferred purchase price receivable will be recorded in other current assets in the consolidated balance sheet. The Company's participation in the deferred purchase price receivable will be reported as an operating activity in the Consolidated Statements of Cash Flows.

Factored Accounts Receivable

The Company also sold accounts receivables to certain third-party banking institutions. The outstanding balance of receivables sold and not yet collected was approximately $164.2 million and $171.6 million as of March 31, 2010 and 2009, respectively. For the years ended March 31, 2010 and 2009, total accounts receivables sold to certain third party banking institutions was approximately $1.2 billion and $3.6 billion, respectively. These receivables that were sold were removed from the Consolidated Balance Sheets and were reflected as cash provided by operating activities in the Consolidated Statement of Cash Flows. This arrangement was amended to allow sold accounts receivable to continue to be removed from the Consolidated Balance Sheets upon the adoption of a new accounting standard on April 1, 2010.

7. COMMITMENTS AND CONTINGENCIES

As of March 31, 2010 and 2009, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases, and the related obligations was not material. The Company also leases certain of its facilities under non-cancelable operating leases. These operating leases expire in various years through 2024 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Operating Lease
	(In thousands)
2011	$123,646
2012	93,228
2013	75,167
2014	56,867
2015	38,763
Thereafter	86,959
Total minimum lease payments	$474,630

Total rent expense amounted to $143.2 million, $139.2 million and $94.2 million in fiscal years 2010, 2009 and 2008, respectively.

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

8. INCOME TAXES

The domestic ("Singapore") and foreign components of income before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Domestic	$ 86,411	$(1,090,863)	$ 268,294
Foreign	(103,186)	(4,990,075)	(202,627)
Total	$ (16,775)	$(6,080,938)	$ 65,667

The provision for (benefit from) income taxes consisted of the following:

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Current:			
Domestic	$ 50	$ 3,461	$ 547
Foreign	(18,529)	68,581	65,469
	(18,479)	72,042	66,016
Deferred:			
Domestic	1,077	895	(252)
Foreign	(17,967)	(67,728)	639,273
	(16,890)	(66,833)	639,021
Provision for (benefit from) income taxes	$(35,369)	$ 5,209	$705,037

The domestic statutory income tax rate was approximately 17.0% in fiscal years 2010 and 2009, and approximately 18.0% in fiscal year 2008. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Income taxes based on domestic statutory rates	$ (2,852)	$ (1,033,760)	$ 11,821
Effect of tax rate differential	(40,728)	38,440	(314,108)
Intangible amortization	15,279	23,098	12,924
Change in liability for uncertain tax positions	(80,175)	8,339	6,367
Goodwill impairment	—	1,011,496	—
Change in valuation allowance	69,076	(50,225)	986,338
Other	4,031	7,821	1,695
Provision for income taxes	$ (35,369)	$ 5,209	$ 705,037

The $986.3 million change in valuation allowance during fiscal year 2008 includes non-cash tax expense of $661.3 million, principally resulting from management's re-evaluation of previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carry forwards. Management believes that the realizability of certain deferred tax assets was no longer more likely than not because it expected future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron. The remaining change in the valuation allowance during the 2008 fiscal year was primarily for that year's operating losses and restructuring charges, on which the tax benefit was not more likely than not to be realized.

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2010, 2009 and 2008 were $65.4 million, $85.3 million and $118.0 million, respectively. The effect on basic and diluted earnings per share for the fiscal year ended March 31, 2010 is $0.08 and the effect on basic and diluted loss per share during fiscal years

2009 and 2008 were $0.10 and $0.16, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in the fiscal years ending March 31, 2011 through fiscal 2018.

The components of deferred income taxes are as follows:

	As of March 31,	
	2010	2009
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ —	$ (2,211)
Total deferred tax liabilities	—	(2,211)
Deferred tax assets:		
Fixed assets	24,512	—
Intangible assets	342,495	246,001
Deferred compensation	10,049	9,616
Inventory valuation	22,238	28,365
Provision for doubtful accounts	9,448	11,834
Net operating loss and other carryforwards	2,773,599	2,857,640
Others	146,965	188,254
	3,329,306	3,341,710
Valuation allowances	(3,280,827)	(3,308,966)
Net deferred tax assets	48,479	32,744
Net deferred tax asset	$ 48,479	$ 30,533
The net deferred tax asset is classified as follows:		
Current asset (classified as other current assets)	$ 1,205	$ 66
Long-term asset	47,274	30,467
Total	$ 48,479	$ 30,533

The Company has tax loss carryforwards of approximately $8.2 billion, a portion of which begin expiring in 2011. Utilization of the tax loss carryforwards and other deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for income taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended March 31,	
	2010	2009
	(In thousands)	
Balance, beginning of fiscal year	$221,401	$191,147
Additions based on tax position related to the current year	10,605	15,089
Additions for tax positions of prior years	15,693	37,298
Reductions for tax positions of prior years	(63,134)	(972)
Reductions related to lapse of applicable statute of limitations	(3,123)	(3,276)
Settlements	(55,412)	(15,547)
Other	3,858	(2,338)
Balance, end of fiscal year	$129,888	$221,401

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by an estimated range of $10.0 — $30.0 million within the next twelve months due primarily to potential settlements of various audits and the expiration of certain statutes of limitations.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2000.

The entire amount of unrecognized tax benefits at March 31, 2010, may affect the annual effective tax rate if the benefits are eventually recognized.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2010 and 2009, the Company recognized interest of approximately $5.3 million and $5.9 million, respectively, and no penalties. The Company had approximately $66.8 million and $89.0 million, and $0.3 million and $29.5 million accrued for the payment of interest and penalties, respectively, as of the fiscal years ended March 31, 2010 and 2009, respectively.

9. RESTRUCTURING CHARGES

Historically, the Company has initiated a series of restructuring activities intended to realign the Company's global capacity and infrastructure with demand by its customers so as to optimize the operational efficiency, which included reducing excess workforce and capacity, and consolidating and relocating certain manufacturing, design and administrative facilities to lower-cost regions.

The restructuring costs include employee severance, costs related to leased facilities, owned facilities that are no longer in use and are to be disposed of, leased equipment that is no longer in use and will be disposed of, and other costs associated with the exit of certain contractual agreements due to facility closures. The overall intent of these activities is that the Company shifts its manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, and better utilize its overall existing manufacturing capacity. This would enhance the Company's ability to provide cost-effective manufacturing service offerings, which in turn may enhance its ability to retain and expand the Company's existing relationships with customers and attract new business.

Fiscal Year 2010

The Company recognized restructuring charges of approximately $107.5 million during fiscal year 2010 primarily to rationalize the Company's global manufacturing capacity and infrastructure due to the recent macroeconomic crisis which significantly impacted our customers' businesses. The Company's restructuring activities are intended to improve its operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities will result in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $92.4 million of these charges as cost of sales and approximately $15.1 million of these charges as selling, general and administrative expenses during fiscal year 2010.

The components of the restructuring charges during fiscal year 2010 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 7,234	$ 1,765	$ 2,223	$ 5,214	$ 16,436
Long-lived asset impairment	1,004	2,154	1,326	—	4,484
Other exit costs	1,742	2,687	(240)	—	4,189
Total restructuring charges	9,980	6,606	3,309	5,214	25,109
Asia:					
Severance	7,579	801	1,659	1,964	12,003
Long-lived asset impairment	21,482	1,558	1,589	4,694	29,323
Other exit costs	5,519	(947)	426	(1,191)	3,807
Total restructuring charges	34,580	1,412	3,674	5,467	45,133
Europe:					
Severance	4,556	4,573	2,733	892	12,754
Long-lived asset impairment	9,305	—	—	—	9,305
Other exit costs	6,418	—	70	8,739	15,227
Total restructuring charges	20,279	4,573	2,803	9,631	37,286
Total					
Severance	19,369	7,139	6,615	8,070	41,193
Long-lived asset impairment	31,791	3,712	2,915	4,694	43,112
Other exit costs	13,679	1,740	256	7,548	23,223
Total restructuring charges	$ 64,839	$ 12,591	$ 9,786	$ 20,312	$ 107,528

During fiscal year 2010, the Company recognized approximately $41.2 million of employee termination costs associated with the involuntary terminations of 5,727 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 2,086, 2,740, and 901 for Asia, the Americas and Europe, respectively. Approximately $35.2 million of these charges were classified as a component of cost of sales.

During fiscal year 2010, the Company recognized approximately $43.1 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $33.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2010 also included approximately $23.2 million for other exit costs, all of which were classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $19.8 million, facility abandonment and refurbishment costs of $3.2 million, and approximately $0.2 million of other costs.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2010 for charges incurred in fiscal year 2010 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
		(In thousands)		
Balance as of March 31, 2008	$ 166,254	$ —	$119,439	$ 285,693
Activities during the fiscal year 2009:				
Provisions for charges incurred during the year	108,956	53,233	17,596	179,785
Cash payments for charges incurred in fiscal year 2009	(42,355)	—	(2,646)	(45,001)
Cash payments for charges incurred in fiscal year 2008	(124,736)	—	(64,624)	(189,360)
Cash payments for charges incurred in fiscal year 2007 and prior	(6,906)	—	(6,993)	(13,899)
Non-cash charges incurred during the year	—	(53,233)	(2,518)	(55,751)
Balance as of March 31, 2009	101,213	—	60,254	161,467
Activities during the fiscal year 2010:				
Provisions for charges incurred during the year	41,193	43,112	23,223	107,528
Cash payments for charges incurred in fiscal year 2010	(29,661)	—	(21,021)	(50,682)
Cash payments for charges incurred in fiscal year 2009	(61,926)	—	(3,828)	(65,754)
Cash payments for charges incurred in fiscal year 2008 and prior	(22,603)	—	(17,135)	(39,738)
Non-cash charges incurred during the year	—	(43,112)	(5,464)	(48,576)
Balance as of March 31, 2010	28,216	—	36,029	64,245
Less: Current portion (classified as other current liabilities)	(27,228)	—	(14,805)	(42,033)
Accrued facility closure costs, net of current portion (classified as other liabilities)	$ 988	$ —	$ 21,224	$ 22,212

As of March 31, 2010, accrued costs related to restructuring charges incurred during fiscal year 2010 were approximately $13.7 million, the entire amount of which was classified as current.

As of March 31, 2010 and 2009, accrued restructuring costs for charges incurred during fiscal year 2009 were approximately $13.3 million and $79.0 million, respectively, of which approximately $2.5 million and $4.8 million, respectively, was classified as a long-term obligation. As of March 31, 2010 and 2009, accrued restructuring costs for charges incurred during fiscal years 2008 and prior were approximately $37.3 million and $82.4 million, respectively, of which approximately $19.7 million and $29.0 million, respectively, was classified as a long-term obligation.

As of March 31, 2010 and 2009, assets that were no longer in use and held for sale as a result of restructuring activities totaled approximately $46.9 million and $46.8 million, respectively, representing manufacturing facilities that have been closed as part of the Company's facility consolidations. These assets are recorded at the lesser of carrying value or fair value, which is based on comparable sales from prevailing market data. For assets held for sale, depreciation ceases and an impairment loss is recognized if the carrying amount of the asset exceeds its fair value less cost to sell. Assets held for sale are included in other current assets in the consolidated balance sheets.

Fiscal Year 2009

The Company recognized restructuring charges of approximately $179.8 million during fiscal year 2009 primarily to rationalize the Company's global manufacturing capacity and infrastructure as a result of weak macroeconomic conditions. The global economic crisis and decline in the Company's customers' products across all of the industries it serves, caused the Company's OEM customers to reduce their manufacturing and supply chain outsourcing and had negatively impacted the Company's capacity utilization levels. The Company's restructuring activities were intended to improve the operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities resulted in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $155.1 million of these charges as cost of sales and approximately $24.7 million of these charges as selling, general and administrative expenses during fiscal year 2009.

The components of the restructuring charges during the first and fourth quarters of fiscal year 2009 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 10,540	$ —	$ —	$ 28,878	$ 39,418
Long-lived asset impairment	—	—	—	11,699	11,699
Other exit costs	—	—	—	5,559	5,559
Total restructuring charges	10,540	—	—	46,136	56,676
Asia:					
Severance	12,496	—	—	32,893	45,389
Long-lived asset impairment	121	—	—	40,239	40,360
Other exit costs	775	—	—	10,425	11,200
Total restructuring charges	13,392	—	—	83,557	96,949
Europe:					
Severance	5,283	—	—	18,866	24,149
Long-lived asset impairment	—	—	—	1,174	1,174
Other exit costs	—	—	—	837	837
Total restructuring charges	5,283	—	—	20,877	26,160
Total					
Severance	28,319	—	—	80,637	108,956
Long-lived asset impairment	121	—	—	53,112	53,233
Other exit costs	775	—	—	16,821	17,596
Total restructuring charges	$ 29,215	$ —	$ —	$ 150,570	$ 179,785

During fiscal year 2009, the Company recognized approximately $109.0 million of employee termination costs associated with the involuntary terminations of 14,970 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 7,623, 4,832, and 2,515 for Asia, the Americas and Europe, respectively. Approximately $88.8 million of these charges were classified as a component of cost of sales.

During fiscal year 2009, the Company recognized approximately $53.2 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $51.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2009 also included approximately $17.6 million for other exit costs, of which $14.9 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $12.5 million, and customer disengagement, facility abandonment and refurbishment costs of $5.1 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures.

Fiscal Year 2008

The Company recognized restructuring charges of approximately $447.7 million during fiscal year 2008 primarily resulting from the acquisition of Solectron. These costs were related to restructuring activities which included closing, consolidating and relocating certain manufacturing, design and administrative operations, eliminating redundant assets, and reducing excess workforce and capacity. These actions impacted over 25 different manufacturing and design locations and were initiated in an effort to consolidate and integrate our global capacity and infrastructure so as to optimize the Company's operational efficiencies post-acquisition. The activities associated with these charges involved multiple actions at each location, were completed in multiple steps and were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. The Company classified approximately $408.9 million of these charges as a component of cost of sales during fiscal year 2008. The fiscal 2008 restructuring charge of approximately $447.7 million was net of approximately $52.9 million of customer reimbursements earned in accordance with the various agreements with Nortel. The reimbursements were included as a reduction of cost of sales during fiscal year 2008.

The components of the restructuring charges during the first, third and fourth quarters of fiscal year 2008 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ —	$ 14,405	$ 67,670	$ 82,075
Long-lived asset impairment	—	—	11,802	6,876	18,678
Other exit costs	—	—	17,538	28,189	45,727
Total restructuring charges	—	—	43,745	102,735	146,480
Asia:					
Severance	—	—	23,286	3,701	26,987
Long-lived asset impairment	—	—	71,471	37,702	109,173
Other exit costs	—	—	33,027	9,704	42,731
Total restructuring charges	—	—	127,784	51,107	178,891
Europe:					
Severance	10,674	—	44,137	41,191	96,002
Long-lived asset impairment	—	—	6,796	2,931	9,727
Other exit costs	—	—	23,370	46,142	69,512
Total restructuring charges	10,674	—	74,303	90,264	175,241
Total					
Severance	10,674	—	81,828	112,562	205,064
Long-lived asset impairment	—	—	90,069	47,509	137,578
Other exit costs	—	—	73,935	84,035	157,970
	10,674	—	245,832	244,106	500,612
Less: Customer reimbursement	—	—	—	(52,924)	(52,924)
Total restructuring charges	$ 10,674	$ —	$ 245,832	$ 191,182	$ 447,688

During fiscal year 2008, the Company recognized approximately $205.1 million of employee termination costs associated with the involuntary terminations of 8,932 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 5,588, 1,885,and 1,459 for Asia, the Americas, and Europe, respectively. Approximately $183.5 million of the charges were classified as a component of cost of sales.

During fiscal year 2008, the Company recognized approximately $137.6 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $134.1 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2008 also included approximately $158.0 million for other exit costs, of which $144.2 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $65.7 million, customer disengagement costs of $52.4 million, facility abandonment and refurbishment costs of $39.9 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures.

10. OTHER CHARGES, NET

During fiscal year 2010, the Company recognized impairment charges totaling approximately $199.4 million related to our equity investments and notes receivable. Refer to Note 2, "Summary of Accounting Policies" for further discussion.

During fiscal year 2009, the Company recognized approximately $74.1 million in charges to write-down certain notes receivable from an affiliate to the expected recoverable amount, and $37.5 million in charges for the other-than-temporary impairment of certain of the Company's investments in companies that were experiencing significant financial and liquidity difficulties. Refer to Note 2, "Summary of Accounting Policies" for further discussion. These charges were partially offset by a gain of approximately $22.3 million associated with the partial extinguishment of the Company's 1% Convertible Subordinated Notes due August 1, 2010. Refer to Note 4, "Bank Borrowings and Long-Term Debt" for additional information.

During fiscal year 2008, the Company recognized approximately $61.1 million in other charges related to other-than-temporary impairment and related charges on certain of the Company's investments. Of this amount, approximately $57.6 million was for the impairment loss and other related charges attributable to the Company's divestiture of an equity method investment, which was liquidated in January 2008. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this investment. Refer to Note 2, "Summary of Accounting Policies" for further discussion of this investment.

11. RELATED PARTY TRANSACTIONS

From July 2000 through December 2001, in connection with an investment partnership, one of the Company's subsidiaries made loans to several of its executive officers to fund their contributions to the investment partnership. Each loan was evidenced by a full-recourse promissory note in favor of the Company. Interest rates on the notes ranged from 5.05% to 6.40%. The balance of these loans as of March 31, 2008, was $1.4 million and were paid off in full during fiscal year 2009. There were no other loans outstanding from the Company's executive officers as of March 31, 2010 or 2009.

12. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES

Business and Asset Acquisitions

The business and asset acquisitions described below were accounted for using the purchase method of accounting, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions and expects to complete these allocations within one year of the respective acquisition dates.

Solectron Corporation

On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The acquisition of Solectron broadened the Company's service offering, strengthened its capabilities in the high-end computing, communications and networking infrastructure market segments, increased the scale of its existing operations and diversified the Company's customer and product mix.

The results of Solectron's operations were included in the Company's consolidated financial results beginning on October 1, 2007, the acquisition date.

The Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition. The Company also assumed the Solectron Corporation 2002 Stock Plan, including all options to purchase Solectron common stock with an exercise price equal to or less than $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares, and the Company assumed approximately 7.4 million fully vested and unvested options to acquire the Company's ordinary shares with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share.

Pursuant to the purchase method of accounting, the fair value of each Flextronics ordinary share issued was $11.36, which was based on an average of the Company's closing share prices for the five trading days beginning two trading days before and ending two trading days after September 27, 2007, the date on which the number of the Company's ordinary shares to be issued was known. The fair value of options assumed was estimated using the Black-Scholes option-pricing formula.

As previously discussed, the Company wrote off all of its goodwill during the quarter ended December 31, 2008, which included goodwill related to the acquisition of Solectron. Subsequent to that write-off the Company reduced valuation allowances attributable to deferred tax assets acquired from Solectron. As a result, the Company reduced acquired customer-related intangibles by approximately $23.6 million.

Pro Forma Financial Information (Unaudited)

The following table reflects the pro forma consolidated results of operations for the period presented, as though the acquisition of Solectron had occurred as of the beginning of the period being reported on, after giving effect to certain adjustments primarily related to the amortization of acquired intangibles, stock-based compensation expense, and incremental interest expense, including related income tax effects. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma financial information presented is for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on the date indicated, nor is it indicative of future operating results.

The pro forma consolidated results of operations do not include the effects of:

- synergies, which are expected to result from anticipated operating efficiencies and cost savings, including expected gross margin improvement in future quarters due to scale and leveraging of Flextronics' and Solectron's manufacturing platforms;

- potential losses in gross profit due to revenue attrition resulting from combining the two companies; and

- any costs of restructuring, integration, and retention bonuses associated with the closing of the acquisition.

	Fiscal Year Ended March 31, 2008
	(In thousands, except per share amounts)
Net sales	$33,605,140
Net loss	$ (680,606)
Basic and diluted loss per share	$ (0.82)

Other Acquisitions

During the fiscal year 2010, the Company paid approximately $75.9 million, net of cash acquired, for contingent consideration and deferred purchase price payments related to four acquisitions, and payments for three completed acquisitions. The completed acquisitions were not individually, nor in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses expanded the Company's capabilities in the medical and automotive market segments. The purchase prices for certain historical acquisitions completed prior to fiscal 2010 are subject to adjustments for contingent consideration that generally have not been recorded as part of the purchase price, pending the outcome of the contingency. Contingent considerations and provisional fair value adjustments for acquisitions completed in fiscal year 2010 are subject to change as certain information as of the date of the respective acquisition is evaluated during the measurement period, not to exceed one year subsequent to the acquisition date.

During fiscal year 2009, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's design and manufacturing capabilities for the computing, infrastructure, industrial and consumer digital market segments, and expanded the Company's power supply capabilities. The aggregate cash paid for these acquisitions totaled approximately $199.7 million, net of cash acquired. The Company recorded goodwill of $118.2 million from these acquisitions during fiscal year 2009, including $6.2 million during the fiscal fourth quarter. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The Company recognized a net increase in goodwill of $27.1 million during fiscal year 2009, including $30.1 million during the fiscal fourth quarter, for various contingent purchase price arrangements from certain historical acquisitions. The Company also paid approximately $14.8 million relating to contingent purchase price adjustments from certain historical acquisitions. The purchase price for certain acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

During fiscal year 2008, the Company completed three acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complemented the Company's design and manufacturing capabilities for the computing and automotive market segments, and expanded the Company's capabilities in the medical market segment, including the design, manufacturing and logistics of disposable medical devices, hand held diagnostics, drug delivery devices and imaging, lab and life sciences equipment. The aggregate cash paid for these acquisitions totaled approximately $188.5 million, net of cash acquired. The Company recorded goodwill of $264.7 million from these acquisitions. In addition, the Company paid approximately $17.2 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed.

Pro forma results for the Company's other acquisitions have not been presented as such results would not be materially different from the Company's actual results on either an individual or an aggregate basis.

Divestitures

During the 2008 fiscal year, the Company recognized a gain of approximately $9.7 million in connection with the divesture of certain international entities, which is included in Interest and other expense, net in the Consolidated Statements of Operations. The results for these entities were not significant for any period presented.

13. SHARE REPURCHASE PLAN

In accordance with Share Purchase Mandates approved by the Company's shareholders at the annual general meetings of shareholders, the Company generally is authorized to repurchase up to 10% of its outstanding ordinary shares in the open market, subject to limitations under Singapore laws and covenants under the Company's debt facilities. The Company did not repurchase any shares during fiscal year 2010. During fiscal year 2009, the Company repurchased approximately 29.8 million shares under this plan for an aggregate purchase price of $260.1 million.

14. SEGMENT REPORTING

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2010, the Company operates and internally manages a single operating segment, Electronics Manufacturing Services.

Geographic information is as follows:

	Fiscal Year Ended March 31,		
	2010	2009	2008
		(In thousands)	
Net sales:			
Asia	$11,595,401	$15,220,157	$15,517,113
Americas	7,831,035	10,315,794	7,688,701
Europe	4,684,297	5,412,624	4,352,321
	$24,110,733	$30,948,575	$27,558,135

	As of March 31,	
	2010	2009
	(In thousands)	
Long-lived assets:		
Asia	$1,094,222	$1,232,978
Americas	633,525	657,125
Europe	390,829	443,678
	$2,118,576	$2,333,781

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, India, Indonesia, Japan, Korea, Labuan, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Cayman Islands, Mexico, and the United States; "Europe" includes Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Norway, Poland, Romania, Slovakia, Scotland, South Africa, Sweden, Turkey, Ukraine, and the United Kingdom. During fiscal years 2010 and 2009, there were no revenues attributable to Belgium, Cayman Islands, Korea, Scotland and South Africa, respectively.

During fiscal years 2010, 2009 and 2008, net sales generated from Singapore, the principal country of domicile, were approximately $428.0 million, $444.2 million and $580.3 million, respectively.

As of March 31, 2010 and 2009, long-lived assets held in Singapore were approximately $13.8 million and $36.5 million, respectively.

During fiscal year 2010, China, Mexico, United States, and Malaysia accounted for approximately 33%, 15%, 14%, and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2010. As of March 31, 2010, China and Mexico accounted for approximately 42% and 17%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2010.

During fiscal year 2009, China, United States, Malaysia and Mexico accounted for approximately 32%, 16%, 13% and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2009. As of March 31, 2009, China and Mexico accounted for approximately 43% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2009.

During fiscal year 2008, China, Malaysia and the United States accounted for approximately 35%, 17% and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2008. As of March 31, 2008, China and Mexico accounted for approximately 39% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2008.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data foı fiscal years 2010 and 2009. Earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2010				Fiscal Year Ended March 31, 2009			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales	$5,782,679	$5,831,761	$6,556,137	$5,940,156	$8,350,246	$8,862,516	$ 8,153,289	$5,582,524
Gross profit	223,995	299,580	373,052	320,915	456,767	417,461	297,339	108,863
Income (loss) before income taxes	(158,046)	(29,653)	105,281	65,643	129,270	37,130	(6,029,602)	(267,107)
Provision for (benefit from) income taxes	(4,003)	(49,312)	12,411	5,535	10,061	10,059	2,947	(17,858)
Net income (loss)	(154,043)	19,659	92,870	60,108	119,209	27,071	(6,032,549)	(249,249)
Earnings (loss) per share:								
Basic	$ (0.19)	$ 0.02	$ 0.11	$ 0.07	$ 0.14	$ 0.03	$ (7.45)	$ (0.31)
Diluted	$ (0.19)	$ 0.02	$ 0.11	$ 0.07	$ 0.14	$ 0.03	$ (7.45)	$ (0.31)

Fiscal year 2009 amounts have been restated to reflect the adoption of a new accounting standard related to accounting for convertible debt instruments that may be settled for cash upon conversion. The adoption of the new standard affected the accounting for the Company's 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes. Refer to Note 2, "Summary of Accounting Policy — Recent Accounting Pronouncements," of the Notes to Consolidated Financial Statements for further discussion.

The Company recognized a non-cash goodwill impairment charge of approximately $5.9 billion during the third quarter of fiscal year 2009. Refer to Note 2, "Summary of Accounting Policies — Goodwill and Other Intangibles" for further discussion.

The Company incurred restructuring charges during all quarters of fiscal year 2010 and the first and fourth quarters of fiscal year 2009. Refer to Note 9, "Restructuring Charges" for further discussion.

SUPPLEMENTARY FINANCIAL STATEMENTS OF FLEXTRONICS INTERNATIONAL LTD. (PARENT COMPANY)

BALANCE SHEETS

	As of March 31,	
	2010	2009
	(In thousands, except share amounts)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 575,073	$ 366,439
Due from subsidiaries	7,117,116	7,888,192
Other current assets	118,107	102,965
Total current assets	7,810,296	8,357,596
Investment in subsidiaires	3,742,679	4,927,955
Due from subsidiaries	2,905,839	2,390,471
Other assets	38,325	391,845
Total assets	$14,497,139	$16,067,867
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 256,267	$ 203,179
Due to subsidiaries	7,861,636	8,377,604
Other current liabilities	72,469	126,343
Total current liabilities	8,190,372	8,707,126
Long-term debt, net of current portion	1,686,794	2,426,958
Due to subsidiaries	2,616,336	3,059,045
Other liabilities	19,055	13,555
Commitments and contingencies (Note 6)		
SHAREHOLDERS' EQUITY:		
Ordinary shares, no par value; 843,208,876 and 839,412,939 shares issued as of March 31, 2010 and 2009, respectively	8,924,769	8,862,008
Treasury stock, at cost; 29,779,722 shares as of March 31, 2010 and 2009	(260,074)	(260,074)
Accumulated deficit	(6,664,709)	(6,683,302)
Accumulated other comprehensive loss	(15,404)	(57,449)
Total shareholders' equity	1,984,582	1,861,183
Total liabilities and shareholders' equity	$14,497,139	$16,067,867

The accompanying notes are an integral part of these supplementary financial statements.

FLEXTRONICS INTERNATIONAL LTD.

NOTES TO SUPPLEMENTARY FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. (the "Parent"), Registration Number 199002645H, was incorporated in the Republic of Singapore in May 1990. It is principally engaged in investment holding. The address of the Parent's registered office is 2 Changi South Lane, Singapore 486123. The Parent, together with its wholly-owned subsidiaries (collectively the "Company"), is a leading provider of advanced design and electronics manufacturing services to original equipment manufacturers ("OEMs") in industries including: computing; mobile communications; consumer digital; telecommunications infrastructure; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

Amounts included in the financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying supplementary balance sheets comprise solely the standalone accounts of Flextronics International Ltd., the Parent company. These balance sheets are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), other than as noted in the paragraph entitled "Investment in and Due from/Due to Subsidiaries."

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; and the fair values of options granted under the Parent's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The functional currency of the Parent is the U.S. dollar, with the exception of its Cayman branch, which is measured in Euros. Accordingly, the financial position and results of operations of the Cayman branch are measured using the Euro as the functional currency, after which all assets and liabilities of the Cayman branch are then translated into U.S. dollars at current exchange rates as of the applicable balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of the branch's financial statements are reported as a separate component of shareholders' equity.

Additionally, the Parent's Hong Kong and Bermuda branches enter into certain transactions with related companies, including short-term contractual obligations and long-term loans. Certain of these obligations and loans are denominated in a non-functional currency, primarily the Euro, Japanese yen and Swedish krona. Short-term contractual obligations are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date and the resulting foreign exchange gains and losses arising from the revaluation are recognized in the statement of operations. Long-term loans are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date, and the resulting translation gains and losses from the revaluation are reported as a separate component of shareholders' equity.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2010	2009
	(In thousands)	
Cash and bank balances	$134,906	$ 27,731
Money market funds and time deposits	440,167	338,708
	$575,073	$366,439

Investment in and Due from/Due to Subsidiaries

Investment in subsidiaries is accounted for using the equity method when the Parent has an ownership percentage equal to or greater than 50%. Under this method, the Parent's investment in subsidiaries is reported as a separate line on the Parent's balance sheet. U.S. GAAP requires that these investments be consolidated rather than reported using the equity method.

The Parent also has amounts due from and to subsidiaries that are unsecured, and certain obligations have interest rates ranging from 2% to 10% per annum. The Parent uses the investment in subsidiaries and due from/due to subsidiaries accounts to manage liquidity and capital resources for the Company in a tax effective manner.

During the 2009 fiscal year, the Parent recognized $5.9 billion for the other-than-temporary impairment of certain of the Parent's investments in subsidiaries.

Other Assets

The Parent has certain investments in, and notes receivables from, non-publicly traded companies. These investments are carried at cost and are included within other assets on the Parent's balance sheets. Non-majority-owned investments are accounted for using the equity method when the Parent has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer, otherwise the cost method is used. The Parent monitors these investments for impairment and makes appropriate reductions in carrying values as required. Fair values of these investments, when required, are estimated using unobservable inputs, primarily discounted cash flow projections. Other investments also include the Parent's own investment participation in its trade receivables securitization program as discussed further in Note 5, "Trade Receivables Securitization."

As of March 31, 2010 and 2009, the Parent's equity investments in non-majority owned companies totaled approximately $0 and $57.1 million, respectively, which were accounted for using the cost method. As of March 31, 2010 and 2009, notes receivable from a non-majority owned investment totaled $0 and $292.9 million, respectively, and are included in other assets on the balance sheet.

During the 2010 fiscal year, the Parent sold one of its non-majority owned investments and related note receivable for approximately $252.5 million, net of closing costs. In conjunction with this transaction, the Parent recognized an impairment charge of approximately $107.4 million. During the 2009 fiscal year, the Parent recognized an impairment charge of $20.8 million for certain of the Parent's investments in companies that had experienced significant financial and liquidity difficulties.

Concentration of Credit Risk

Financial instruments, which potentially subject the Parent to concentrations of credit risk, are primarily cash and cash equivalents, investments and derivative instruments.

The Parent maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Parent's cash equivalents consist primarily of cash deposited in checking and money market accounts. The Parent's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Parent with that counterparty. To manage counterparty risk, the Parent limits its derivative transactions to those with recognized financial institutions.

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period.

Stock-Based Compensation

Equity Compensation Plans

As of March 31, 2010, the Parent grants equity compensation awards from four plans: the 2001 Equity Incentive Plan (the "2001 Plan"), the 2002 Interim Incentive Plan (the "2002 Plan"), the 2004 Award Plan for New Employees (the "2004 Plan") and the Solectron Corporation 2002 Stock Plan, which was assumed by the Parent as a result of its acquisition of Solectron. These plans are collectively referred to as the Parent's equity compensation plans below.

- The 2001 Plan provides for grants of up to 62.0 million ordinary shares (plus shares available under prior Parent plans and assumed plans consolidated into the 2001 Plan). The 2001 Plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors. Options issued under the 2001 Plan generally vest over four years and generally expire seven or ten years from the date of grant, except that options granted to non-employee directors expire five years from the date of grant.

- The 2002 Plan provides for grants of up to 20.0 million ordinary shares. The 2002 Plan provides for grants of nonqualified stock options and share bonus awards to employees and officers. Options issued under the 2002 Plan generally vest over four years and generally expire seven or ten years from the date of grant. Share bonus awards generally vest in installments over a three to five year period.

- The 2004 Plan provides for grants of up to 10.0 million ordinary shares. The 2004 Plan provides for grants of nonqualified stock options and share bonus awards to new employees. Options issued under the 2004 Plan generally vest over four years and generally expire seven or ten years from the date of grant. Share bonus awards generally vest in installments over a three to five year period.

- In connection with the acquisition of Solectron, the Parent assumed the Solectron Corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Parent's ordinary shares and the Parent assumed approximately 7.4 million vested and unvested options with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Parent.

  The SLR plan provides for grants of nonqualified stock options to new employees and to legacy Solectron employees who joined the Company in connection with the acquisition. Options issued under the SLR Plan generally vest over four years and generally expire seven or ten years from the date of grant.

The exercise price of options granted under the Parent's equity compensation plans is determined by the Parent's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Parent's ordinary shares on the date of grant.

The Parent grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Parent. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Determining Fair Value

Valuation and Amortization Method — The Parent estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Parent's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term — The Parent's expected term used in the Black-Scholes valuation method represents the period that the Parent's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility — The Parent's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Parent's periodic stock price.

Expected Dividend — The Parent has never paid dividends on its ordinary shares and currently does not intend to do so in the near term, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Parent bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Parent's stock options granted to employees for fiscal years 2010 and 2009, other than those granted in connection with the option exchange in fiscal year 2010 and those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,	
	2010	2009
Expected term	4.5 years	4.2 years
Expected volatility	53.8%	51.0%
Expected dividends	0.0%	0.0%
Risk-free interest rate	1.3%	2.2%
Weighted-average fair value	$ 2.75	$ 2.22

Options issued during the 2010 and 2009 fiscal years had contractual lives of seven years.

During the 2009 fiscal year, 2.7 million options were granted to certain key employees which vest over a period of four years. These options expire seven years from the date of grant and are exercisable only when the Parent's stock price is $12.50 per share, or above. The fair value of these options was estimated to be $4.25 per share and were calculated using a lattice model.

Stock-Based Awards Activity

On July 14, 2009, the Parent launched an exchange offer under which eligible employees had the opportunity to voluntarily exchange their eligible stock outstanding options for a lesser amount of replacement stock options with new exercise prices equal to the closing price of the Parent's ordinary shares on the date of exchange (the "Exchange"). The Exchange offer was not open to the Parent's Board of Directors or its executive officers. To be eligible for exchange an option must: (i) have had an exercise price of at least $10.00 per share, (ii) have been outstanding, and (iii) have been granted at least 12 months prior to the commencement date of the Exchange offer. All replacement option grants were subject to a vesting schedule of two, three or four years from the date of grant of the replacement options depending on the remaining vesting period of the option grants surrendered for cancellation in the Exchange. Stock options with exercise prices between $10.00 and $11.99 were exchangeable for new options at a rate of 1.5 existing options per new option grant, and stock options with exercise prices of $12.00 or more were exchangeable at a rate of 2.4 existing options per new option grant. Outstanding options covering approximately 29.8 million shares were eligible to participate in the Exchange.

The Exchange was completed on August 11, 2009. Approximately 27.9 million stock options were tendered in the Exchange, and approximately 16.9 million replacement options were granted with an exercise price of $5.57, a weighted average vesting term of 1.58 years, and a contractual life of 7 years. The Exchange was accounted for as a modification of the existing option awards tendered in the Exchange. As a result of the Exchange, the Parent will recognize an immaterial amount of incremental compensation expense over the expected service period of the replacement grants' vesting terms.

The following is a summary of option activity for the Parent's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	Fiscal Year Ended March 31, 2010		Fiscal Year Ended March 31, 2009	
	Options	Price	Options	Price
Outstanding, beginning of fiscal year	81,927,879	$ 9.13	52,541,413	$11.67
Granted	869,600	6.17	43,586,251	6.21
Granted under option exchange program	16,867,452	5.57	—	—
Exercised	(2,496,254)	6.54	(2,242,639)	6.13
Forfeited	(6,376,879)	9.50	(11,957,146)	10.16
Cancelled under option exchange program	(27,923,229)	11.85	—	—
Outstanding, end of fiscal year	62,868,569	$ 7.16	81,927,879	$ 9.13
Options exercisable, end of fiscal year	24,989,665	$10.71	34,329,956	$12.51

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Parent's ordinary shares determined as of the time of option exercise) under the Parent's equity compensation plans was $10.3 million and $6.3 million during fiscal years 2010 and 2009, respectively.

Cash received from option exercises under all equity compensation plans was $6.0 million and $13.8 million for fiscal years 2010 and 2009, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 – $ 2.26	19,075,550	5.71	$ 2.22	3,129,575	$ 2.20
$ 3.35 – $ 5.75	16,316,384	6.35	5.56	29,612	5.39
$ 5.87 – $ 7.07	1,215,915	3.61	6.01	828,215	5.89
$ 7.08 – $10.60	12,457,294	4.60	9.83	7,330,221	9.54
$10.67 – $11.41	1,593,383	5.81	11.13	1,509,717	11.12
$11.53 – $13.98	8,444,327	4.39	12.44	8,396,609	12.44
$14.34 – $23.19	3,765,716	3.30	17.16	3,765,716	17.16
$ 1.94 – $23.19	62,868,569	5.30	$ 7.16	24,989,665	$10.71
Options vested and expected to vest	61,157,681	5.28	$ 7.23		

As of March 31, 2010, the aggregate intrinsic value for options outstanding, options vested and expected to vest (which includes adjustments for expected forfeitures), and options exercisable were $146.9 million, $140.9 million and $19.4 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Parent's ordinary shares as of March 31, 2010 for the approximately 37.1 million options that were in-the-money at March 31, 2010. As of March 31, 2010, the weighted average remaining contractual life for options exercisable was 4.3 years.

The following table summarizes the Parent's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31, 2010		Fiscal Year Ended March 31, 2009	
	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	10,456,905	$10.31	8,866,364	$10.70
Granted	523,229	7.08	4,364,194	9.30
Vested	(1,331,357)	8.98	(1,825,252)	9.41
Forfeited	(847,168)	10.40	(948,401)	11.08
Unvested share bonus awards outstanding, end of fiscal year	8,801,609	$10.31	10,456,905	$10.31

Of the unvested share bonus awards granted under the Parent's equity compensation plans during fiscal years 2009 and 2008, 1,930,000 and 1,162,500, respectively, were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Parent's achievement of certain longer-term goals over a period of three to five years. Due to a change in business outlook, which has been significantly impacted by the macroeconomic decline which began in fiscal 2009, management believes that achievement of these longer-term goals is no longer probable. Accordingly, approximately 2.8 million of these unvested share bonus awards are not expected to vest. As a result, in the fourth quarter of fiscal year 2009, approximately $8.9 million in cumulative compensation expense previously recognized through December 31, 2008 (including $4.7 million recognized in fiscal years 2008 and prior) for share bonus awards with both a service requirement and a performance condition was reversed. Compensation expense will not be recognized for these share bonus awards unless management determines it is again probable these share bonus awards will vest for which a cumulative catch-up of expense would be recorded.

The total intrinsic value of shares vested under the Parent's equity compensation plans was $7.0 million and $17.2 million during fiscal years 2010 and 2009, respectively, based on the closing price of the Parent's ordinary shares on the date vested.

Recent Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued a new accounting standard related to the accounting of fair value measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. The FASB provided for a one-year deferral of the new guidance for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis and is required to be applied prospectively, to fiscal years beginning after November 15, 2008. The Parent's adoption of the net accounting guidance related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis during fiscal year 2010 did not materially impact the Parent's financial position.

Business Combinations

In December 2007, the FASB issued a new accounting standard related to assets acquired and liabilities assumed in business combinations. The new accounting guidance established principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The guidance also established disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. This standard was effective for fiscal years that begin after December 15, 2008, and was required to be applied prospectively for all business combinations entered into after the date of adoption, which was April 1, 2009 for the Parent. The Parent's adoption of the new accounting guidance did not have a material impact on its reported financial position. Also included in the new accounting guidance was an amendment to the accounting for post acquisition adjustments to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as an adjustment to the provision for, or benefit from, income taxes.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued a new accounting standard related to accounting for convertible debt instruments which requires that issuers of convertible debt instruments that may be settled in cash upon conversion separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when the interest cost is recognized in subsequent periods. The standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and was required to be adopted by the Parent beginning April 1, 2009. The standard required the Parent to record the change in accounting principle retrospectively to all periods presented.

The adoption of the new standard affected the accounting for the Parent's 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes (collectively referred to as the "Convertible Notes") by requiring the initial proceeds from their sale to be allocated between a liability component and an equity component in a manner that results in interest expense on the debt component at the Parent's nonconvertible debt borrowing rate on the date of issuance.

The standard required the Parent to record the change in accounting principle retrospectively to all periods presented, which included cumulative effect adjustments as of March 31, 2009 to the opening balance of Accumulated deficit of approximately $225.0 million, an approximate $27.6 million reduction in the carrying value of the Convertible Notes, an increase in the recorded value of Ordinary shares of approximately $252.0 million, which represents the carrying amount of the equity component, and a reduction to deferred financing costs of approximately $525,000, which is included in Other assets. The adjustment to Accumulated deficit represented imputed interest for the period from issuance of each convertible note to March 31, 2009, and a $5.8 million reduction in the gain recognized in the third quarter of fiscal year 2009, for the partial extinguishment of the 1% Convertible Subordinated Notes. Coupon interest expense and discount amortization related to the original issuance costs were immaterial for all periods presented.

The estimated fair value of the initial debt components of the Parent's 1% Convertible Subordinated Notes and Zero Coupon Convertible Junior Subordinated Notes were $310.9 million and $111.3 million, respectively, based on the present value of the contractual cash flows discounted at an appropriate comparable market nonconvertible debt borrowing rate at the date of issuance. The Parent is amortizing the discounts using the effective interest method over the period the debt is expected to remain outstanding as additional interest expense. The amortization of the discount resulted in effective interest rates of 8.21% for the 1% Convertible Subordinated Notes and 9.23% for the Zero Coupon Convertible Junior Subordinated Notes. The adoption of the new standard had no impact on the Parent's consolidated cash flows. Below is a summary of the financial statement effects of implementing the new standard:

	1% Convertible Subordinated Notes		Zero Coupon Convertible Junior Subordinated Notes	
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
	(In thousands)			
Principal amount of Notes	$239,993	$239,993	$ —	$195,000
Unamortized discount	(5,753)	(21,602)	—	(5,955)
Net carrying amount of Notes	$234,240	$218,391	$ —	$189,045

3. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt was comprised of the following:

	As of March 31,	
	2010	2009
	(In thousands)	
0.00% convertible junior subordinated notes due July 2009	$ —	$ 189,045
1.00% convertible subordinated notes due August 2010	234,240	218,391
6.50% senior subordinated notes due May 2013	—	399,622
6.25% senior subordinated notes due November 2014	302,172	402,090
Term Loan Agreement, including current portion, due in installments through October 2014	1,398,962	1,413,302
9.875% senior subordinated notes due July 2010	7,687	7,687
	1,943,061	2,630,137
Current portion	(256,267)	(203,179)
Non-current portion	$1,686,794	$2,426,958

Maturities of bank borrowings and long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2011	$ 256,267
2012	13,852
2013	486,831
2014	8,846
2015	1,177,265
	$1,943,061

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Parent entered into a five-year $2.0 billion credit facility that expires in May 2012. As of March 31, 2010 and 2009, there were no borrowings under the credit facility. Borrowings under the credit facility bear interest, at the Parent's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Parent's credit ratings. The Parent is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Parent's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Parent is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Parent's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The credit facility is unsecured, and contains customary restrictions on the Parent's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Parent and certain of its subsidiaries. As of March 31, 2010, the Parent was in compliance with the covenants under the credit facility.

The Parent and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $254.9 million in the aggregate, under which there were approximately $6.7 million and $1.9 million of borrowings outstanding as of March 31, 2010 and 2009, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter — bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2011. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable of the subsidiaries.

Zero Coupon Convertible Junior Subordinated Notes

On July 31, 2009, the Parent paid $195.0 million to redeem the Zero Coupon Convertible Junior Subordinated Notes upon maturity. The Notes carried conversion provisions to issue shares to settle any conversion spread (excess of the conversion value over the conversion price of $10.50 per share). On the maturity date, the Parent's stock price was less than the conversion price, and therefore no shares were issued.

1% Convertible Subordinated Notes

The 1% Convertible Subordinated Notes are due in August 2010 and are convertible at any time prior to maturity into ordinary shares of the Parent at a conversion price of $15.525 (subject to certain adjustments). During December 2008, the Parent paid approximately $226.2 million to purchase an aggregate principal amount of $260.0 million of these Notes under a modified Dutch auction procedure. The Parent recognized a gain of approximately $22.3 million (as adjusted for the retroactive adoption of the accounting for convertible debt described in Note 2) during the fiscal year ended March 31, 2009 associated with the partial extinguishment of the Notes net of approximately $5.7 million for estimated transaction costs and the write-off of related debt issuance costs. The gain was reduced by $5.8 million in connection with the retroactive adoption of a new accounting standard effective April 1, 2009. As of March 31, 2010, the $234.2 million net principal amount of these Notes was classified as current liabilities and included in "Current portion of long-term debt" in the balance sheet.

6.5% Senior Subordinated Notes

On March 19, 2010, the Parent paid approximately $306.3 million to redeem the aggregate principal balance of $299.8 million of these notes at a redemption price of 102.167% of the principal amount. The Parent recognized a loss associated with the early redemption of the notes of approximately $10.5 million during the fiscal year ended March 31, 2010, consisting of the redemption price premium of approximately $6.5 million, and approximately $4.0 million for transaction costs and the write-off of unamortized debt costs.

During June 2009, the Parent paid approximately $101.8 million to purchase an aggregate principal amount of $99.8 million of these Notes in a cash tender offer. The cash paid included $2.3 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and were being recognized as a component of interest expense over the remaining life of the Notes until the redemption noted above. The Parent recognized a $2.3 million loss during fiscal year 2010 associated with the partial extinguishment of the Notes, which included approximately $2.6 million for transaction costs and the write-down of related debt issuance costs. In conjunction with the tender offer, the Parent obtained consents to certain amendments to the restricted payments covenants and certain related definitions in the indenture under which the Notes were issued. The amendments permitted the Parent greater flexibility to purchase or make other payments in respect of its equity securities and debt that was subordinated to the Notes and to make certain other restricted payments under the indenture.

6.25% Senior Subordinated Notes

The Parent may redeem its 6.25% Senior Subordinated Notes that are due on November 15, 2014 in whole or in part at redemption prices of 102.083% and 101.042% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on November 15 of the years 2010 and 2011, respectively, and at a redemption price of 100% of the principal amount thereof on and after November 15, 2012, in each case, plus any accrued and unpaid interest to the redemption date.

During June 2009, the Parent paid approximately $101.3 million to purchase an aggregate principal amount of $99.9 million of these Notes in a cash tender offer. The cash paid included $6.5 million in consent fees (as discussed further below) paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and are being recognized as a component of interest expense over the remaining life of the Notes. The Parent recognized a $2.3 million gain during fiscal year 2010 associated with the partial extinguishment of the Notes, net of approximately $2.7 million for transaction costs and the write-down of related debt issuance costs. In conjunction with the tender offer, the Parent obtained consents to certain amendments to the restricted payments covenants and certain related definitions in the indenture under which the Notes were issued. The amendments permit the Parent greater flexibility to purchase or make other payments in respect of its equity securities and debt that is subordinated to the Notes and to make certain other restricted payments under the indenture.

The indenture governing the Parent's outstanding 6.25% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Parent and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2010, the Parent was in compliance with the covenants under this indenture.

Term Loan Agreement

In connection with the Parent's acquisition of Solectron Corporation, the Parent entered into a $1.759 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for certain of Solectron's notes in connection with the acquisition (and to pay any related fees and expenses including acquisition related costs.

On October 1, 2007, the Parent borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. On October 15, 2007, a subsidiary of the Parent borrowed an additional $175.0 million to fund its repurchase and redemption of certain Solectron notes. On February 29, 2008, the Parent borrowed $325.0 million and its subsidiary borrowed $125.0 million of the remaining $450.0 million available under the Term Loan Agreement to fund its repurchase of additional Solectron notes. The maturity date of these loans is seven years from the date of the Term Loan Agreement. Loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Parent may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. Borrowings under the Term Loan Agreement bear interest, at the Parent's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Parent and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Parent and certain of its subsidiaries. As of March 31, 2010, the Parent was in compliance with the financial covenants under the Term Loan Agreement.

As of March 31, 2010, the Parent had approximately $1.4 billion of borrowings and its subsidiary had $292.8 million of borrowings outstanding under the Term Loan Agreement, of which the floating interest payments on $672.0 million of the Parent's and $175.0 million of the subsidiary's borrowings have been swapped for fixed interest payments with remaining terms ranging from one to ten months (see Note 4).

Fair Values

As of March 31, 2010, the approximate fair values of the Parent's 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under its Term Loan Agreement were 101.0%, 99.18%, and 95.58% of the face values of the debt obligations, respectively, based on broker trading prices.

4. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Parent's cash and cash equivalents approximates fair value. The Parent's investment policy limits the amount of credit exposure to 20% of the total investment portfolio or $10.0 million in any single issuer.

Foreign Currency Contracts

The Parent is exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Parent has established risk management programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates. The Parent enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Parent's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Parent to risk of significant accounting losses. The Parent hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution was not material. The aggregate notional amount of outstanding contracts was $15.2 million as of March 31, 2010. These foreign exchange contracts, which expire in approximately one month, settle in Euro and Swedish krona.

Interest Rate Swap Agreements

The Parent is also exposed to variability in cash flows associated with changes in short-term interest rates primarily on borrowings under its revolving credit facility and Term Loan Agreement. During fiscal years 2009 and

2008, the Parent entered into interest rate swap agreements to mitigate the exposure to interest rate risk resulting from unfavorable changes in interest rates resulting from the Term Loan Agreement, as summarized below:

Notional Amount (In millions)	Fixed Interest Rate Payable	Interest Payment Received	Term	Expiration Date
Fiscal 2009 Contracts:				
$100.0	1.94%	1-Month Libor	12 month	January 2010
$100.0	2.45%	3-Month Libor	12 month	January 2010
$100.0	1.00%	1-Month Libor	12 month	March 2010
$100.0	1.00%	1-Month Libor	12 month	April 2010
Fiscal 2008 Contracts:				
$250.0	3.61%	1-Month Libor	34 months	October 2010
$250.0	3.61%	1-Month Libor	34 months	October 2010
$ 72.0	3.57%	3-Month Libor	36 months	January 2011
$972.0				

During March 2009, the Parent amended its two $250.0 million swaps expiring in October 2010 and one of its $100.0 million swaps expiring January 2010 from three-month to one-month Libor and reduced the fixed interest payments from 3.89% to 3.61% and from 2.42% to 1.94%, respectively.

These contracts receive interest payments at rates equal to the terms of the various tranches of the underlying borrowings outstanding under the Term Loan Arrangement (excluding the applicable margin), other than the two $250.0 million swaps, expiring October 2010 and the $100.0 million swap that expired January 2010, which receive interest at one-month Libor while the underlying borrowings are based on three-month Libor.

All of the Parent's interest rate swap agreements are accounted for as cash flow hedges and no portion of the swaps were considered ineffective. For fiscal years 2010 and 2009, the net amount recorded as interest expense from these swaps was not material. As of March 31, 2010 and 2009, the fair value of the Parent's interest rate swaps were not material and were included in Other current liabilities in the balance sheet, with a corresponding decrease in other comprehensive income. The deferred losses included in other comprehensive income will effectively be released through earnings as the Parent makes fixed, and receives variable, payments over the remaining term of the swaps through January 2011. In January 2010, two swaps totaling $200.0 million with a weighted average interest rate of 2.195% expired, and in March 2010, a $100.0 million swap, with an interest rate of 1%, expired. As of March 31, 2010, the Parent had an aggregate amount of $672.0 million in swaps outstanding with a weighted average fixed interest rate of 3.22%.

5. TRADE RECEIVABLES SECURIZATION

Subsidiaries of the Parent continuously sell a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to two commercial paper conduits, administered by an unaffiliated financial institution. In addition to these commercial paper conduits, the Parent participates in the securitization agreement as an investor in the conduit. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable.

The Parent had a recourse obligation that was limited to its investment participation, the total of which was approximately $117.8 million and $102.8 million as of March 31, 2010 and 2009, respectively, and each was recorded in Other current assets in the Balance Sheets as of March 31, 2010 and 2009. The amount of the Parent's own investment participation varied depending on certain criteria, mainly the collection performance on the sold receivables and the Parent's financing requirements. As the recoverability of the trade receivables underlying the Parent's own investment participation was determined in conjunction with the Parent's accounting policies for determining provisions for doubtful accounts prior to sale into the third party qualified special purpose entity, the fair value of the Parent's investment participation reflected the estimated recoverability of the underlying trade receivables.

Effective April 1, 2010, the adoption of a new accounting standard will eliminate the concept of a qualifying special purpose entity and will create more stringent conditions for reporting the transfer of a financial asset as a sale. In addition, effective April 1, 2010, the adoption of a new accounting standard will amend consolidation guidance for determining the primary beneficiary of a variable interest entity. Under this new standard the Parent will be deemed the primary beneficiary of this special purpose entity and will be required to consolidate the special purpose entity. As a result, accounts receivable sold under this program will remain on the Parent's balance sheet, as currently structured, and cash received from the program will be accounted for as a borrowing on the Parent's balance sheet.

6. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Parent is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Parent defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Parent's financial position, results of operations, or cash flows.

Guarantees

As of March 31, 2010, the Parent issued approximately $1.3 billion in bank guarantees in connection with debt arrangements of certain of its subsidiaries. The Parent also issued other guarantees in connection with supplier arrangements and guarantees associated with certain operating leases that were entered into by its subsidiaries.

7. INCOME TAXES

The Parent is a Singapore corporation and is a non-resident for Singapore tax purposes. Non-Singapore resident taxpayers, subject to certain exceptions, are subject to income tax on (1) income that is accrued in or derived from Singapore and (2) foreign income received in Singapore.

Since the Parent did not derive income from or receive foreign income in Singapore, it is not subject to Singapore income tax. To the extent that the Parent continues to meet the above-mentioned requirements as determined by current law, no Singapore income tax will be imposed on the Parent. In addition, the Parent has no material taxable income in other jurisdictions. Accordingly, the Parent records minimal current income tax expense and does not record any deferred income taxes.

8. SHARE REPURCHASE PLAN

In accordance with Share Purchase Mandates approved by the Parent's shareholders at the annual general meetings of shareholders, the Parent generally is authorized to repurchase up to 10% of its outstanding ordinary shares in the open market, subject to limitations under Singapore laws and covenants under the Parent's debt facilities. The Parent did not repurchase any shares during fiscal year 2010. During fiscal year 2009, the Parent repurchased approximately 29.8 million shares under this plan for an aggregate purchase price of $260.1 million.

Shareholder Information

CORPORATE HEADQUARTERS

2 Changi South Lane
Singapore 486123
Tel: +65.6890.7188

ANNUAL & EXTRAORDINARY GENERAL MEETINGS

The Annual General Meeting of Shareholders will be held at 10:00 A.M. PT on July 23, 2010 and the Extraordinary General Meeting of Shareholders will held at 11:00 A.M. PT or immediately following the Annual General Meeting. Both meetings will be held at:

Flextronics
847 Gibraltar Drive
Milpitas, California, 95035
U.S.A.
Tel: +1.408.576.7000

STOCK LISTING

The Company's ordinary shares are traded on the NASDAQ Global Market under the symbol FLEX.

WEB SITE

www.flextronics.com

INVESTOR RELATIONS

For shareholder or investor related inquiries, contact:

Flextronics International Ltd.
Investor Relations
847 Gibraltar Drive
Milpitas, California 95035
U.S.A.
Tel: +1.408.576.7722
Fax: +1.408.576.7106
Email: investor_relations@flextronics.com

DUPLICATE MAILINGS

In order to help reduce costs, please report any duplicate mailings of shareholder materials by contacting Investor Relations:

Tel: +1.408.576.7722
Email: investor_relations@flextronics.com

SEC FILINGS

The Company makes available through its Internet website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronically filing such material with, or furnish it to, the Securities and Exchange Commission. **Upon request, we will furnish without charge to each person to whom this report is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010. You may request a copy of this information at no cost, by writing or telephoning us at our principal U.S. offices at the investor relations contact above.**

LEGAL COUNSEL

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
U.S.A.

TRANSFER AGENT AND REGISTRAR

For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Computershare Investor Services
P.O. Box A3504
Chicago, Illinois 60690-3504
Tel: +1.312.588.4990
www.computershare.com

EXECUTIVE OFFICERS

Michael M. McNamara—*Chief Executive Officer*

Paul Read—*Chief Financial Officer*

François Barbier—*President, Mobile & Consumer, Global Operations*

Sean P. Burke—*President, Computing*

Michael J. Clarke—*President, Infrastructure*

Christopher Collier—*Senior Vice President of Finance*

Carrie L. Schiff—*Senior Vice President and General Counsel*

Werner Widmann—*President, Multek*

DIRECTORS

H. Raymond Bingham—*Advisory Director, General Atlantic—a private equity investment firm*

James A. Davidson—*Managing Director, Silver Lake—a private equity investment firm*

Robert L. Edwards—*Executive Vice President and Chief Financial Officer, Safeway Inc.*

Michael M. McNamara—*Chief Executive Officer, Flextronics*

Daniel H. Schulman—*President, Sprint's Prepaid Group*

Willy C. Shih—*Professor of Management Practice at the Harvard Business School*

Lip-Bu Tan—*Chief Executive Officer and Director, Cadence Design Systems, Inc.; and, Chairman, Walden International—a venture capital fund*

William D. Watkins—*Chief Executive Officer, Bridgelux, Inc.*

2010 Annual General Meeting and Extraordinary Meeting of Shareholders
Directions and Parking Information
July 23, 2010
10:00 A.M. PT

The Annual General Meeting and the Extraordinary General Meeting of Shareholders will be held at Flextronics' principal U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035. The Annual General Meeting will be held at 10:00 A.M. PT. The Extraordinary General Meeting will be held at 11:00 A.M. PT, or immediately following the Annual General Meeting.

Directions from Highway 101 and Highway 880 (Northbound and Southbound)

- Take Montague Expressway exit going East
- Follow Montague Expressway to South Milpitas Boulevard
- Left onto South Milpitas
- Left onto Gibraltar Drive
- Left into 847 Gibraltar Drive (Building 5)

Directions from Highway 680 (Northbound)

- Take Landess Avenue/Montague Expressway exit
- Stay to the left to take Montague Expressway going West
- Follow Montague Expressway to South Milpitas Boulevard
- Right onto South Milpitas
- Left onto Gibraltar Drive
- Left into 847 Gibraltar Drive (Building 5)

Directions from Highway 680 (Southbound)

- Take Landess Avenue/Montague Expressway exit
- Veer to the right to take Montague Expressway going West
- Follow Montague Expressway to South Milpitas Boulevard
- Right onto South Milpitas
- Left onto Gibraltar Drive
- Left into 847 Gibraltar Drive (Building 5)

Parking

Flextronics has reserved parking spaces for shareholders attending the meeting. These spaces will be designated as "Reserved for Flextronics Shareholders' Meeting."

(This page intentionally left blank)

(This page intentionally left blank)

FLEXTRONICS®

www.flextronics.com

15K06/10 3610-AR-10 Printed in USA